 Filed pursuant to Rule 424(b)(4)
 Registration No. 333-236120
Prospectus
2,545,450 American Depositary Shares Itamar Medical Ltd. Representing Ordinary Shares

We are offering 2,545,450 American Depositary Shares, or ADSs, through the underwriters named in the prospectus. Each ADS represents 30 ordinary shares.
ADSs representing our ordinary shares are quoted on the Nasdaq Capital Market, or Nasdaq, under the symbol “ITMR.” On January 30, 2020, the last reported trading price of ADSs on Nasdaq was $13.80 per ADS.
The final public offering price will be determined through negotiation between us and the lead underwriters in the offering and the recent market price used throughout the prospectus may not be indicative of the actual offering price.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, will be subject to reduced public company disclosure requirements. Please see “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.
Our business and an investment in the ADSs involve significant risks. See “Risk Factors” for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER ADS	TOTAL
Public offering price	$13.75	$34,999,937.50
Underwriting discounts and commissions(1)	$0.9625	$2,449,995.62
Proceeds, before expenses, to Itamar Medical Ltd.	$12.7875	$32,549,941.88

(1)
See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to 381,817 additional ADSs at the public offering price. See “Underwriting” for more information.
The underwriters expect to deliver the ADSs against payment in New York, New York, on or about February 4, 2020.
Piper Sandler
Ladenburg ThalmannA.G.P.
Prospectus dated January 30, 2020

We are responsible for the information contained in this prospectus and any free-writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell the ADSs in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ADSs.
For investors outside the United States, neither we nor the underwriters have done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering and the distribution of this prospectus outside the United States.

ABOUT THIS PROSPECTUS
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Itamar,” the “Company,” “we,” “us,” and “our” refer to Itamar Medical Ltd. and our consolidated subsidiaries.
PRESENTATION OF FINANCIAL INFORMATION
This prospectus includes our audited consolidated financial statements as of December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 and our unaudited consolidated financial statements as of and for the nine months ended September 30, 2019 and September 30, 2018, which are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with U.S. GAAP.
On January 24, 2020, the representative exchange rate, or Exchange Rate, between the NIS and the U.S. dollar, as quoted by the Bank of Israel, was NIS 3.46 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this prospectus that provide the U.S. dollar equivalent of NIS amounts or provide the NIS equivalent of U.S. dollar amounts are based on the representative exchange rate, as quoted by the Bank of Israel, as of such date (or, if no quote was provided for such date, the next quote provided) or, when the applicable date has yet to be determined, the Exchange Rate. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of NIS at the dates indicated. All references in this prospectus to “$” mean U.S. dollars and all references to “NIS” mean New Israeli Shekels.
We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2019.
MARKET AND INDUSTRY DATA
Certain industry data and market data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies, and industry publications and surveys. None of the independent industry publications used in this prospectus were prepared on our behalf. All of the market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe that the information from these industry publications and surveys included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.
TRADEMARKS, SERVICE MARKS AND TRADENAMES
Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. This prospectus contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. All trademarks, service marks, and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
ii

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares or the ADSs. You should read this entire prospectus carefully, especially “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes thereto appearing at the end of this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “Itamar”, “we,” “us,” “our” and “the Company” refer to Itamar Medical Ltd. and our consolidated subsidiaries.
Overview
We are a medical technology company focused on the development and commercialization of non-invasive medical devices to aid in the diagnosis of respiratory sleep disorders. We commercialize a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer, or DTC, markets. We offer a Total Sleep Solution, or TSS, to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs.
Sleep apnea is a chronic disease affecting 54 million people in the United States and almost one of every four adults over the age of 40 in the United States. Sleep is regarded as a major underlying risk factor and disease progression accelerator for most cardiovascular diseases as well as many cognitive and neurodegenerative diseases. Approximately 80% of adults in the United States that suffer from sleep apnea have never been diagnosed. In recent years, awareness of the importance of sleep and the devastating effects that could result from sleep apnea have risen across medical professionals and patients.
We believe a key competitive differentiator for us is the ability to measure and help physicians diagnose sleep apnea through our proprietary software and algorithms which analyze the Peripheral Arterial Tone, or PAT, biological signal with other measurements, including actigraphy, heart rate, chest motion, body position and snoring. Our PAT-based technology is available throughout our WatchPAT family of durable or disposable products. These simple to use, non-invasive watch-like devices utilize finger-positioned bio-sensors to measure and record the patient’s PAT signal. This signal is transferred to our local software product, zzzPAT, or our cloud-based software product, CloudPAT, for analysis and reporting of sleep apnea diagnosis. These proprietary analyses’ results are automatically populated into an easy-to-read report that allows physicians to accurately diagnose sleep apnea.
Our comprehensive TSS marketing program provides a complete, end-to-end solution that combines products and services designed to allow any physician that does not specialize in sleep an easy-to-use and accessible suite of products and services to aid in the diagnosis, transportation and handling, interpretation of sleep study data and access to third-party sleep apnea treatment device compliance data for patients that they suspect suffer from sleep apnea. We offer TSS primarily through our Test as a Service, or TaaS, program that functions as a cost-per-test model.
In June 2019, we launched a limited program with BioTel Heart, a division of BioTelemetry, Inc., or BioTel, pursuant to which our TSS program is offered to BioTel’s clients, namely cardiologists and cardiology practices and departments. This allows us to capitalize on the significantly larger presence of BioTel sales force in the United States at cardiology outpatient offices. In 2019, we also began focusing on the DTC market segment in order to address the recent surge in awareness of sleep apnea. In this market segment, we offer our home sleep apnea test, or HSAT, products and most of the TSS components, through channel partners, including SoClean Inc., or SoClean, that have a consumer market presence. As a result, patients will have access to real-time consultation, advice and prescriptions facilitated throughout the care pathway through our digital health platform. In addition, we facilitate access to reputable sleep practices and durable mobile equipment, or DME, providers that have demonstrated their ability to set up continuous positive airway pressure, or CPAP, therapeutic solutions remotely, as well as monitor and coordinate compliance. We believe that our digital health platform, which can facilitate the journey of patients from diagnosis to therapy and compliance in an easy, efficient and innovative manner within their homes, positions us for new growth opportunities.
Our Solutions
Our prescription WatchPAT family of products, which utilizes the PAT signal, is designed to enable patients suspected to have sleep related breathing disorders to easily conduct sleep apnea tests in the comfort of their homes in accordance with a physician’s instructions, as authorized by qualified medical personnel while delivering the treating physicians with comprehensive, accurate and reliable results to aid in the diagnosis of sleep apnea. We believe that WatchPAT provides several key advantages over both in-lab polysomnography, or PSG, testing as well as other HSAT devices by offering the following key benefits: ease of use and patient comfort; comprehensiveness; accuracy; reliability; cost-effectiveness; and immediate and easy-to-read results.
We believe the advantages of our technologies enable a shift in the point of care of simple sleep apnea away from sleep centers. Our WatchPAT family of products and related services offer cardiologists and other non-sleep physicians an effective solution to manage the entire patient care pathway by covering both the screening and diagnosis stages of sleep apnea through treatment and compliance management.
Our Competitive Strengths
Our goal is to become a global leader in sleep apnea diagnostic aids and solutions as we continue to focus on advancing the standard of care in at-home diagnosis of respiratory sleep disorders. We believe that our technology platform, combined with the following competitive strengths, will allow us to grow our presence and expand our market opportunity:
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An emerging market leader in at-home diagnosis of respiratory sleep disorders.   We have developed and are commercializing a novel, non-invasive medical device as an aid in diagnosing sleep disorders. We believe we have a significant and scaled first mover advantage over competitors, as physicians have utilized our technology for more than 1.5 million patients to-date.

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Proprietary technology with unique advantages over competitive devices.   We believe that there are several key advantages over in-lab PSG testing as well as other HSAT devices, including ease of use, patient comfort, comprehensiveness, enhanced accuracy and reliability with immediate results.

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Significant body of clinical evidence and key opinion leader support.   We have developed a significant body of clinical data that demonstrates the effectiveness, success rate and potential long-term sustained benefits of respiratory sleep disorder diagnosis.

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Extensive reimbursement coverage and experience.   Our solutions are broadly covered and recognized by third-party payors under Current Procedural Terminology, or CPT, codes, which are used by the Medicare program to describe sleep apnea testing services and establish payment amounts for those services. Based on our estimates, our solutions have third-party provider coverage for approximately 220 million lives in the United States and WatchPAT is reimbursed in Japan, the United Kingdom and other European regions.

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Demonstrated healthcare systems cost savings.   We believe our solutions offer meaningful cost savings for the healthcare system and patients as compared to traditional respiratory sleep disorder diagnostic technologies, including overnight sleep center studies.

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Strong research and development activities.   We are committed to continued technology innovation and investment which will allow us to achieve significant product improvements.

Our Growth Strategy
Our goal is to become a world leader in innovative technology platforms for home-based sleep apnea diagnostic aids and solutions. The key elements of our strategy include:
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Expand our market presence and focus on our primary call-points.   We plan to leverage our technology platforms to focus on capitalizing on our four main immediate markets:

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Core sleep market.   We will continue to call on sleep physicians and practices, including independent diagnostic testing facilities, in order to serve patients suspected of suffering from sleep apnea.

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Cardiology market.   According to published literature, there are approximately 92 million cardiovascular patients in the United States, of which 40-60% are estimated to suffer from sleep apnea. We will continue to call on cardiologists and cardiology practices to facilitate the care continuum at the cardiology care point.

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Countries outside of the United States.   We will continue to build relationships with local channel partners as well as establish, and expand upon existing, foreign strategic collaborations with international companies.

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Direct to consumer market.   We began focusing on the DTC market in 2019, to efficiently overcome the barriers of traditional healthcare systems and increase consumer awareness and adoption of our prescription devices.

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Position our products as the leading sleep apnea solution for cardiologists.   We intend to continue to capitalize on the linkage between sleep apnea and cardiovascular disease by adding a point of early diagnosis for sleep apnea at the cardiology care point.

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Lead in the DTC market segment.   We intend to leverage our prescription WatchPAT family of products, including our disposable WatchPAT ONE, our relationships with DTC channel partners and continued investment in digital health to become a leader in Sleep Apnea Digital Patient Pathway Management. We expect to continue to collaborate with channel partners who have proven direct to consumer expertise.

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Commercialize our technology platforms through expansion of our sales force and enhanced strategic relationships.   We intend to continue focusing on commercializing our technology platforms by expanding our United States sales and marketing infrastructure and broadening our reach into additional segments and countries.

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Broaden Medical Insurer Coverage.   We seek to continue our efforts in securing broad and differentiated insurance reimbursement for our WatchPAT family of products in the United States and internationally. We plan to leverage data demonstrating the health economic benefit of integrating sleep apnea management to the cardiovascular care pathway to enable innovative payor programs.

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Continue to invest in Research and Development.   We will continue to make investments in research and development to enhance our WatchPAT family of products and related technologies, and develop additional applications and indications using our technologies.

Market Overview
Cardiovascular Disease
Cardiovascular disease is a highly prevalent, and quite often severe, cardiovascular condition, to which we sometimes refer to as CVD or cardiac disease. Several peer-reviewed, published studies have demonstrated that sleep apnea is a direct contributing factor to the incidence of various forms of CVD.

Sleep Apnea
Sleep apnea is a serious and chronic sleep breathing disorder that negatively impacts a patient’s sleep, health and quality of life. There are two types of sleep apnea:
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Obstructive sleep apnea, or OSA, the most common form of sleep apnea, occurs when a person’s breathing is interrupted during sleep by a partially or completely blocked airway.

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Central sleep apnea, or CSA, a less common form of sleep apnea, occurs when a person’s breathing is impacted by lack of brain stimulation of the lungs and diaphragm muscles rather than obstruction.

Linkage between Sleep Apnea and Cardiovascular Disease
There is increasing awareness among cardiologists and the general population of the importance of sleep apnea in the causation or promotion of hypertension, coronary artery disease, heart failure, atrial arrhythmias and stroke, and, consequently, as a predictor of premature cardiovascular death. Several clinical studies support the linkage between sleep apnea and CVD.
Current Alternatives for Sleep Apnea Diagnosis and their Limitations
According to the 2017 clinical practice guidelines published by the American Academy of Sleep Medicine, or AASM, a definitive diagnosis of sleep apnea can be made through (i) a PSG study or test, conducted during an overnight visit to a sleep laboratory or sleep center; or (ii) the aid of a technically-adequate HSAT.
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In-lab PSG Tests.   PSG tests have been the standard method of diagnosing sleep apnea. They are performed in a sleep lab while the patient is constantly monitored by medical professionals, usually sleep technicians.

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Home Sleep Apnea Test.   HSATs are low-cost, portable devices that allow patients to be tested in the comfort of their homes. They vary in terms of the measured parameters, the simplicity of setting up and the level of comfort afforded to the patient.

We believe that there are several shortcomings to in-lab PSG testing, including:
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Inconvenience.   Patients must travel to a sleep lab and stay overnight;

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Cost.   Third-party reimbursement for PSG is higher than for HSAT devices. As a result, patient deductibles or copayments for HSATs can be considerably lower;

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Access to Care.   Due to a limited number of sleep centers and higher denial rates by medical insurance companies, patients often have to wait longer for their scheduled appointments; and

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Patient Discomfort and Quality of Sleep During a PSG Test.   Patients are less likely to have a typical night’s sleep in a sleep lab, compared to sleeping in their own homes.

We believe that HSATs address many of the shortcomings of PSG, as HSATs provide easy access to care, are more convenient for the patient, are less expensive and provide a more typical night of sleep recorded in the comfort of the patient’s home.
Direct to Consumer Market Overview
In 2019, we started focusing on the DTC market. We believe that raising awareness of sleep apnea and its adverse health effects, combined with consumer demand for cost-effective, accessible solutions, overcoming inefficiencies in traditional healthcare provider systems, may represent an opportunity for us to enhance the sales of our technology platform directly to consumers by raising awareness of our prescription diagnostic aid products.

Preliminary Financial Results for the Fourth Quarter and Year Ended December 31, 2019
Set forth below are preliminary estimates for the three months and year ended December 31, 2019, compared to actual financial results for the three months and year ended December 31, 2018. We have provided a range for preliminary revenue results because our financial closing procedures for the three months ended December 31, 2019 are not yet complete. We believe that the estimated revenue is important to an investor’s understanding of our performance, notwithstanding that we are not yet able to provide estimated operating loss or net loss data. These preliminary results represent our estimates only based on currently available information and do not present all necessary information for an understanding of our financial condition as of December 31, 2019, or our results of operations for the three months and year ended December 31, 2019. As we complete our year-end financial closing process and finalize our audited financial statements for the year ended December 31, 2019, we may be required to make significant adjustments in a number of areas, including, but not limited to, revenues, inventories, provisions and share-based compensation.
This preliminary financial information is the responsibility of our management and reflects management’s estimates based solely upon information available to it as of the date of this prospectus. Somekh Chaikin (a Member firm of KPMG International), our independent registered public accounting firm, has not audited, reviewed or performed any procedures with respect to this preliminary financial data or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. We expect to complete our audited financial statements for the year ended December 31, 2019 subsequent to the completion of this offering. It is possible that we may identify items that require us to make adjustments to the financial information set forth below and those changes could be material. We do not intend to update the financial information set forth below prior to completion of our year-end audited financial statements. Accordingly, undue reliance should not be placed on these preliminary estimates. These preliminary estimates are not necessarily indicative of any future period and should be read together with “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this prospectus.
Preliminary and unaudited revenues for the three months ended December 31, 2019 are expected to be in the range of  $9.6 million to $9.8 million, reflecting growth of 46% to 49%, compared to the three months ended December 31, 2018. Revenues of our WatchPAT family of products for the three months ended December 31, 2019 are expected to be in the range of  $8.9 million to $9.1 million, reflecting growth of 48% to 52%, compared to the three months ended December 31, 2018. U.S. revenues of our WatchPAT family of products for the three months ended December 31, 2019 are expected to be in the range of  $7.2 million to $7.4 million, reflecting growth of 65% to 70%, compared to the three months ended December 31, 2018. Preliminary and unaudited revenues for the year ended December 31, 2019 is expected to be in the range of  $31.1 million to $31.3 million, reflecting growth of approximately 29% over the year ended December 31, 2018. Revenues of our WatchPAT family of products for the year ended December 31, 2019 are expected to be in the range of  $28.8 million to $29.0 million, reflecting growth of approximately 29% to 30%, compared to the year ended December 31, 2018. U.S. revenues of our WatchPAT family of products for the year ended December 31, 2019 are expected to be in the range of  $22.2 million to $22.4 million, reflecting growth of 33% to 34%, compared to the year ended December 31, 2018.
For the three months and year ended December 31, 2019, gross margin continues to be favorably impacted by the allocation of fixed costs and overhead expenses on higher volume of sales and increased efficiency and cost reduction in the production process. Gross margin also continues to be impacted by the increased costs of developing our products. For the three months and year ended December 31, 2019, gross margin is expected to be generally consistent with gross margin for the prior year period. Operating expenses continue to increase as we continue to scale our business, including by expanding our geographic territories in which we operate and increasing our sales force, increasing research and development activities, and higher costs associated with listing our ADSs on the Nasdaq in February 2019.

We expect that our cash and cash equivalents and short-term bank deposits were approximately $15.1 million as of December 31, 2019.
Risk Associated with Our Business
Our ability to implement our business strategy is subject to numerous risks and uncertainties. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors”, prior to making an investment in our ordinary shares or ADSs. These risks include, among others, the following:
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We substantially depend on the sales of our WatchPAT family of products.

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We have a history of losses, may incur future losses and may never achieve profitability.

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There is no certainty that our WatchPAT family of products and related services will be accepted by the international medical community, in general, and specifically by the cardiology community.

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If healthcare providers are not adequately reimbursed for tests conducted using our products and related services, we may not be successful in marketing and selling our products.

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The loss of one or more of our material customers or a decline in demand from one or more of these customers could harm our business.

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We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.

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If we are unable to support our plans for continued growth, our business could suffer.

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We depend on strategic relationships with our distributors, channel partners and other business partners, and our revenues may be reduced if such relationships are not successful or are terminated.

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Our ability to market and sell products depends upon receipt of domestic and foreign regulatory clearances or approvals of our products and, as required, manufacturing facilities and operations. Our failure to timely obtain or maintain regulatory clearances and approvals and to maintain compliance with regulatory requirements could negatively affect our business.

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As a foreign private issuer with ADSs listed on the Nasdaq Capital Market, we follow certain home country corporate governance practices instead of certain Nasdaq requirements, and our disclosure and reporting requirements are different than those of a United States domestic reporting company.

Corporate Information
We were incorporated under the laws of the State of Israel under the name Itamar Medical (CM) 1997 Ltd. on January 15, 1997 as a company limited by shares. We changed our name to our current name in July 2000. Since March 2007, our ordinary shares have been traded on the Tel Aviv Stock Exchange Ltd., or TASE, under the symbol “ITMR.” We also listed ADSs, representing our ordinary shares on the Nasdaq Capital Market in February 2019 under the symbol “ITMR.” Our registered office address is 9 Halamish Street Caesarea 3088900, Israel and our telephone number is +972-4-6177000. Our website address is www.itamar-medical.com. The information contained on, or that can be accessed from, our website does not form part of this prospectus. Our agent for service of process in the United States is Itamar Medical, Inc., which maintains its principal offices at 3290 Cumberland Club Drive, Atlanta, GA 30339 and its telephone number is 1-888-748-2627.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer
Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that do not qualify as emerging growth companies. These exemptions include:
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the option to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

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not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002; and

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to irrevocably opt out of this extended transition period and, as a result, we are required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.
We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (ii) the last day of 2024; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common equity held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.
Foreign Private Issuer
We currently report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to United States domestic public companies, including:
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the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

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the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

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Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosures of material information by issuers.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, if we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.
We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to qualify as a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are United States citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

The Offering
Offering
2,545,450 ADSs.
Ordinary shares to be outstanding immediately after the offering
411,648,501 ordinary shares (or 423,103,011 ordinary shares if the underwriters exercise in full their option to purchase an additional 381,817 ADSs), including ordinary shares represented by ADSs.
Underwriters’ option to purchase additional ADSs
We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to 381,817 additional ADSs.
American Depositary Shares
Each ADS represents 30 ordinary shares, par value NIS 0.01 per ordinary share. As an ADS holder, you will not be treated as one of our shareholders and you will not have shareholder rights. You will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary, and holders and beneficial owners of ADSs from time to time. To better understand the terms of the ADSs, see “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.
Depositary
The Bank of New York Mellon.
Use of proceeds
We estimate that the net proceeds to us from the offering will be approximately $30.6 million (or approximately $35.5 million if the underwriters exercise in full their option to purchase additional ADSs), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from the offering, together with our existing cash resources, to hire additional sales and marketing personnel and expand our marketing programs, fund product development, research and development activities and clinical research, invest in our information technology and facility infrastructure and the remainder for working capital and general corporate purposes. See “Use of Proceeds.”
Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in the ADSs.
Nasdaq trading symbol
“ITMR”
TASE trading symbol
“ITMR”

The number of our ordinary shares to be outstanding after the offering is based on 335,285,001 ordinary shares outstanding as of December 31, 2019 and excludes:
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42,365,681 ordinary shares issuable upon the exercise of share options outstanding as of December 31, 2019 at a weighted average exercise price of NIS 1.37 (equivalent to approximately $0.40) per ordinary share;

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2,587,051 ordinary shares issuable upon the vesting of restricted share units, or RSUs, outstanding as of December 31, 2019;

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1,741,344 ordinary shares issuable upon the vesting of RSUs, outstanding as of December 31, 2019 at an exercise price of NIS 0.30 (equivalent to approximately $0.09); and

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1,197,132 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares outstanding as of December 31, 2019 at a weighted average exercise price of NIS 1.34 (equivalent to approximately $0.39) per ordinary share.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:
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no exercise of the outstanding share options after December 31, 2019;

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no exercise of the warrants to purchase ordinary shares after December 31, 2019; and

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no exercise by the underwriters of their option to purchase additional ADSs.

Summary Consolidated Financial Data
The following tables set forth our summary consolidated financial data for the periods indicated. We have derived the consolidated statement of operations data for the years ended December 31, 2018, December 31, 2017 and December 31, 2016, from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statement of operations data for the nine months ended September 30, 2019 and September 30, 2018 and the consolidated statement of financial position data as of September 30, 2019 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We prepare our financial statements in accordance with IFRS as issued by the IASB. Our historical results are not necessarily indicative of the results that should be expected for any future period and our operating results for the nine months ended September 30, 2019 are not necessarily indicative of the results that may be expected for the year ended December 31, 2019. You should read the following summary consolidated financial data together with the consolidated financial statements included elsewhere in this prospectus and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	Nine Months Ended September 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(in thousands, except per share data)
	(Unaudited)
Consolidated Statements of Operations Data:
Revenues	$21,493	$17,607	$24,189	$20,701	$18,440
Cost of revenues	4,869	4,239	5,726	5,002	4,979
Gross profit	16,624	13,368	18,463	15,699	13,461
Operating expenses:
Selling and marketing expenses	12,985	9,242	12,699	12,140	14,035
Research and development expenses	3,165	2,761	3,638	4,129	3,225
General and administrative expenses	4,491	3,932	5,247	5,278	6,213
Total operating expenses	20,641	15,935	21,584	21,547	23,473
Operating loss	(4,017)	(2,567)	(3,121)	(5,848)	(10,012)
Financial income from cash, bank deposits and investments	336	237	244	1,591	716
Financial expenses from leases, notes, loans and other	(895)	(961)	(1,161)	(4,884)	(4,760)
Gain (loss) from derivative instruments, net	442	1,886	2,433	3,925	(216)
Financial income (expenses), net	(117)	1,162	1,516	632	(4,260)
Loss before income taxes	(4,134)	(1,405)	(1,605)	(5,216)	(14,272)
Taxes on income	(135)	(110)	(124)	(85)	(131)
Net loss	$(4,269)	$(1,515)	$(1,729)	$(5,301)	$(14,403)
Loss per share:
Basic	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.05)
Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.05)

	As of September 30, 2019
	Actual	As Adjusted(1)
	(in thousands) (Unaudited)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	$8,426	$38,996
Short-term bank deposits	9,000	9,000
Working capital(2)	15,557	46,127
Total assets	32,549	63,119
Total liabilities	15,253	15,253
Total equity	17,296	47,866

(1)
The as adjusted statement of financial position data gives effect to our issuance and sale of 2,545,450 ADSs in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
We define working capital as current assets less current liabilities. See our consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS
Investing in the ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in the ADSs. Our business, financial condition, results of operations, or prospects could be materially and adversely affected if any of these risks occurs, or if additional risks and uncertainties that are not presently known to us or that we currently deem immaterial later materialize, and as a result, the market price of the ADSs could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.
Risks Related to Our Business and Operations
We substantially depend on the sales of our WatchPAT family of products.
Building upon our WatchPAT family of products and related services, the key elements of our business strategy and success are to focus on and sell a one-stop sleep apnea solution for the cardiology market, to continue to focus on the core sleep market by calling on sleep physicians, to develop DTC sales channels and to expand into additional countries. In order to do so, we have, among other things, focused and invested substantial time and resources on developing various solutions and WatchPAT related services, such as our TSS program. We also plan to invest resources into developing DTC channels and relationships with distributors and resellers in other countries. While focusing on promoting our WatchPAT family of products, we, at the same time, limited our sales and marketing efforts for our legacy EndoPAT product, whose sales gradually decreased in the years ended December 31, 2016, 2017 and 2018, and though EndoPAT sales increased during 2019, we currently plan to continue to limit our sales and marketing efforts of the EndoPAT. The sales of our WatchPAT family of products as stand-alone products remain our main source of revenue, representing approximately 85.1%, 87.5% and 92.5% of our total revenues in the years ended December 31, 2016, 2017 and 2018, respectively, and 92.6% of our total revenues in the nine-month period ended September 30, 2019. If we are not successful in implementing our business strategy to increase the sales of our WatchPAT family of products and related consumables and services to the cardiology market, the core sleep market, through DTC channels and in additional countries, or if we are unable to use our technologies to further develop and enhance our WatchPAT family of products and related services with significant commercial potential, we may not be able to achieve our objectives or build a sustainable or profitable business.
We have a history of losses, may incur future losses and may never achieve profitability.
Since our incorporation in 1997, we have incurred operating and net losses in most of our years of operation. In particular, we incurred operating losses of approximately $3.1 million, $5.8 million and $10.0 million for the years ended December 31, 2018, 2017 and 2016, respectively, and $4.0 million for the nine-month period ended September 30, 2019. We expect to continue to incur operating and net losses for the foreseeable future, as we continue to invest in research and development and marketing and sales operations aimed at growing our business. The extent of our future operating and net losses is highly uncertain and we may never achieve or sustain profitability. Even if we reach and maintain profitability, we cannot assure that future net income will offset our accumulated deficit, which as of September 30, 2019 was approximately $108.9 million. In addition, there is no guarantee that we will be able to benefit from our losses for tax purposes.
There is no certainty that our EndoPAT and WatchPAT families of products and related services will be accepted by the international medical community, in general, and specifically that the WatchPAT family of products will be accepted by the cardiology community and consumers.
Building upon our WatchPAT family of products and related services, one of the key elements of our business strategy and success is to focus on and sell a one-stop sleep apnea solution for the cardiology market. Our success in doing so depends, to a large extent, on recognition by the international medical community, in general, and the cardiology community in particular, of:

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the linkage between sleep apnea and cardiovascular disease and the benefits of diagnostic aids;

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the advantages of shifting the point of care for sleep apnea, mainly in the United States, from sleep centers to the cardiology care point; and

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the advantages of our WatchPAT family of products and related services.

Recognition by the cardiology community of the linkage between sleep apnea and cardiovascular disease depends, among other things, on our ability to promote awareness amongst physicians, primarily cardiologists, to such linkage in a manner consistent with the labeling for our products, including by providing supporting clinical data and studies demonstrating the said linkage and benefits of sleep apnea diagnosis and treatment to their cardiology patients. Recognition by the cardiology community of the advantages of shifting the point of care for sleep apnea, mainly in the United States, from sleep centers to the cardiology care point, in general, and of the advantages of our WatchPAT family of products and related services in particular, depends to a large extent on our ability to demonstrate that (i) our WatchPAT devices are efficient, cost-effective and provides significant improvement in performance and data compared to other diagnostic tools available in the sleep market and (ii) our WatchPAT-related services, such as our TSS program, provide cardiologists with easy access to prescribe HSATs to patients, receive reimbursement for the WatchPAT-related services and increase the diagnosis rate with an effective management and monitoring of sleep apnea.
Even if we succeed in promoting awareness to the linkage between sleep apnea and cardiovascular disease and in proving the advantages of shifting the point of care to the cardiology care point and the advantages of our WatchPAT family of products and related services, there is a risk that healthcare service providers and other prospective customers will avoid purchasing our products and related services for any number of reasons. For example, they may continue to use PSG tests in sleep centers or other traditional HSAT devices because such diagnostic tools are already widely accepted. The failure to gain wide market acceptance of the linkage between sleep apnea and cardiovascular disease and in proving the advantages of shifting the point of care to the cardiology care point or the failure of our WatchPAT family of products and related services to otherwise gain market acceptance may adversely affect our business, financial condition and results of operations.
In addition, during 2019, we began focusing on the DTC market segment, where we will offer our prescription HSAT products and most of the TSS components, through channel partners that have a consumer market presence, directly to patients, and facilitate patient access to real time consultation, advice and prescriptions throughout the care pathway. Although we believe that our digital health platform, which we believe can facilitate the journey of patients from diagnosis to therapy and compliance in an easy, efficient and innovative manner within their homes, positions us for new growth opportunities, if our products and related DTC services fail to gain wide market acceptance among consumers, our business, financial condition and results of operations may be adversely affected.
If healthcare providers are not adequately reimbursed for tests conducted using our products and related services, we may not be successful in marketing and selling our products.
We market our products and related services primarily to healthcare providers, including health facilities and physicians, many of whom rely on reimbursement for the healthcare services they provide to their patients from third-party payors, such as Medicare and Medicaid in the United States, as well as private insurance plans, managed care programs and other domestic and international government programs. These healthcare providers as well as government agencies in the United States and foreign countries are unlikely to purchase our products if they are not adequately reimbursed for the tests conducted using our products. Unless a sufficient amount of conclusive, peer-reviewed clinical data about our products is published and regular clinical use is documented, third-party payors, including insurance companies and government agencies, may refuse to provide reimbursement.
In 2009, the Centers for Medicare and Medicaid Services, or CMS, issued a National Coverage Determination in the United States to extend Medicare coverage to a number of HSATs, including the WatchPAT and other sleep testing devices when used to aid in the diagnosis of OSA in Medicare beneficiaries who have signs and symptoms indicative of OSA if performed unattended in or out of a sleep lab facility or attended in a sleep lab facility. Certain commercial third-party payors, including, among others, Aetna, Cigna and UnitedHealthcare, updated their coverage policies to include coverage for these tests, including the WatchPAT. In March 2017, the AASM published guidelines establishing updated clinical practice recommendations to aid in the diagnosis of OSA in adults, pursuant to which devices that measure a minimum of the following sensors are considered technically adequate to diagnose OSA in uncomplicated adult patients presenting signs and symptoms that indicate an increased risk of moderate-to-severe OSA: (i) nasal pressure, chest and abdominal respiratory inductance plethysmography and oximetry; or (ii) PAT with oximetry and actigraphy, such as our WatchPAT family of products. Since that time, other commercial third-party payors and specialty benefits management companies that manage sleep apnea benefits for other United States health insurance plans determined that devices utilizing the combination of peripheral arterial tone, actigraphy, EKG/heart rate and oxygen saturation are considered medically necessary when certain clinical criteria are met.
Nevertheless, certain commercial payors and most Medicaid programs currently do not cover certain HSATs, including our WatchPAT. Other third-party payors that cover WatchPAT may require that our customers meet certain accreditation and certification requirements to receive reimbursement for administering or interpreting the test, which can limit our ability to obtain new customers. It is difficult to predict at this time what third-party payors and government agencies in the United States and abroad will decide with respect to the coverage and reimbursement for tests using our products. We cannot provide assurance that we will be successful in any efforts we may potentially undertake to reverse such non-coverage decisions. If we are not successful in reversing non-coverage policies, or if third-party payors that currently cover or reimburse certain tests reverse or limit their coverage of such tests in the future, or if other third-party payors issue similar policies, our business could be adversely impacted.
Even if coverage is available for tests using our products, reimbursement may not be adequate to fully compensate the health facilities and physicians. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments to physicians for tests using our products. Because the cost of our products generally is recovered by our customers as part of the payment for performing the test and not separately reimbursed, these updates could directly impact the demand for our products. An example of payment updates in the United States is the Medicare program’s updates to physician payments under the Medicare Physician Fee Schedule, or MPFS, which are done on an annual basis using a prescribed statutory formula. In November 2019, CMS issued final revisions to its payment policies under the MPFS, effective January 1, 2020, reducing the payment associated with certain HSAT procedures. It is unclear what impact, if any, these payment reductions will have on our customers’ willingness to adopt the broad use of our WatchPAT and other devices. Any changes in coverage and reimbursement that further restrict coverage of our products or lower reimbursement for tests using our devices could materially affect our business.
In addition, in the United States, our TSS program relies, to some extent, on the reimbursement available for sleep apnea treatment devices, such as CPAP devices, and on the desire of DME suppliers to sell such devices. If healthcare providers cannot obtain sufficient reimbursement from third-party payors for such third-party treatment devices, our business may suffer. For example, in the past several years, Medicare has gradually reduced the reimbursement levels of CPAP devices through competitive bidding. In addition, under the Patient Protection and Affordable Care Act, or ACA, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, in 2016, CMS adjusted Medicare reimbursement amounts in non-competitive bidding areas to competitive bidding prices. On March 7, 2019, CMS announced it would initiate a new round of competitive bidding, named Round 2021, with contracts expected to become effective on January 1, 2021 and extend through December 31, 2023. In addition to adopting new bidding processes, CMS expanded the product categories included in competitive bidding to include non-invasive ventilators, in addition to oxygen, CPAP and respiratory assist devices, and related supplies and accessories, which had been included in prior rounds of competitive bidding. Competitive bidding has generally reduced the Medicare reimbursement to DME suppliers compared with reimbursement before the program was implemented. A further reduction of reimbursement levels or institution of burdensome restrictions and procedures on such reimbursements may also cause DME suppliers to lose interest in selling such devices, in which case, our TSS program and business would suffer.

Reimbursement, funding and healthcare payment systems vary significantly by country and we may not obtain approvals for reimbursement in a timely manner, or at all. For example, in Japan, our second largest market for the past two years, our WatchPAT family of products was approved by local authorities and medical institutions that use our WatchPAT test for diagnosis of sleep apnea, at a fixed reimbursement amount per test. Nevertheless, local authorities have limited such clearance to diagnose OSA for the purpose of prescribing therapy only to those patients who are categorized as severe and, to our knowledge, PSG tests remain the dominant means of sleep apnea diagnosis. If our efforts to convince local authorities in Japan to remove such limitations fail, our growth prospects in Japan may be adversely affected. Similarly, our potential expansion in other countries may depend to a large extent on our ability to obtain reimbursement and coverage of our products by local payors and government agencies.
There is no certainty that our WatchPAT family of products will be included in, or recommended by, any clinical practice guidelines or other guidelines and standards relevant to our business.
Professional associations publish clinical practice guidelines from time to time, suggesting processes and procedures intended for various medical conditions, as well as other guidelines and standards for the dispatch, prescription and billing procedures for tests using medical devices. Such guidelines and standards have significant importance and influence decisions by various health plans administrators, clinicians, government agencies and hospital administrators. In addition, many physicians consider clinical practice guidelines and act according to the recommendations included therein. For example, the clinical practice guidelines to aid in the diagnosis of OSA published by the AASM included the PAT-based technology used by our WatchPAT family of products in March 2017, whereas AIM Specialty Health, or AIM, an organization which manages the insurance reimbursement policies for some insurance companies and payors in the United States, updated its guidelines to medical insurers to include sleep apnea diagnostic aids using the PAT-based technology, only in November 2017. There is no assurance that all medical insurers, in the United States as well as in other countries, will follow the AASM and AIM guidelines and provide reimbursement for our WatchPAT family of products and related services. There is also no certainty that our product will continue to be included in such guidelines, or recommended by additional clinical guidelines or that the methods by which we offer our products and related services for sale will be consistent with guidelines and standards related to the dispatch, prescription and billing procedures for medical devices.
If we fail to have our products included in clinical practice guidelines in the United States or in other countries into which we wish to expand (or, in the case of the AASM and AIM guidelines, continue to be included in such guidelines) or if we fail to offer our products and related services for sale in a manner consistent with guidelines and standards related to dispatch, prescription and billing, it could have an adverse effect on our business, financial condition and results of operations.
The loss of one or more of our material customers or a decline in demand from one or more of these customers could harm our business.
Historically, a limited number of customers accounted for a substantial portion of our total sales. For example, our three largest customers, Kaiser Foundation Health Plan, Inc., or Kaiser, Philips Respironics GK, a subsidiary of Koninklijke Philips NV (also known as Royal Philips), or Philips Japan, and the Department of Veterans Affairs, or VA, accounted for 18.9%, 13.3% and 11.9%, respectively, in the year ended December 31, 2018 and 17.1%, 11.9% and 8.4%, respectively, in the nine months ended September 30, 2019, of our total revenues. There can be no assurance that such customers will continue to order our products at the same level, or at all. A reduction or delay in orders from such customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.
We depend on our proprietary PAT-based technology.
Our PAT-based technology is designed to provide a non-invasive window to the cardiovascular system and autonomic nervous system by monitoring the PAT signal and analyzing it for diagnostic aid purposes. Since our products are mainly based on our PAT-based technology, we are dependent on such technology that has taken us many years to develop. We have benefited from the fact that the type of proprietary technology equivalent to our PAT-based technology has not been widely available to, or used by, our competitors. If our technology becomes more widely available to our current or future competitors for any reason, or if our competitors are able to develop similar technology or present their products as using similar technology, our operating results may be adversely affected. Additionally, adoption or development of similar or more advanced technologies by our competitors may require that we devote substantial resources to the development of more advanced technology to remain competitive.
The market for our WatchPAT family of products and related services is highly competitive. If we are unable to compete successfully, this would adversely impact our business, revenues and results of operation.
The market for our WatchPAT family of products is highly competitive and is characterized by frequent product improvements and evolving technology. Our competitors range from small privately held companies to multinational corporations and their product offerings vary in scope and breadth, and some of our competitors may have certain competitive advantages, including:
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significant brand name recognition;

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established relationships with healthcare professionals, customers and third-party payors;

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established distribution networks and channels;

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additional product lines and the ability to offer rebates or bundle products to offer higher discounts or other incentives to gain a competitive advantage; and

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greater financial and human resources for product development, sales and marketing, customer support and intellectual property litigation.

Also, while we are not aware of any competitors offering products and services similar to our TSS program and other WatchPAT related services targeted at the cardiology community, we believe that competitors who possess robust financial resources and sales and regulatory personnel may be able to overcome the barriers to entry into this market and offer products and service models similar to our TSS program.
Our ability to compete successfully depends, in part, on our ability to continuously develop, improve and market our WatchPAT family of products and related services. Consequently, we may need to increase our efforts, and related expenses for research and development, clinical studies and sales and marketing, to maintain or improve our market position. Additionally, our efforts to educate the medical community, specifically the cardiology community, and third-party payors on the linkage between sleep apnea and cardiovascular conditions, the advantages of shifting the point of care for sleep apnea from sleep centers to the cardiology care point as well as on the diagnostic aid benefits of the WatchPAT and related services may require significant resources and may not be successful.
The development of innovative new products and services by our competitors for the same or similar indications as our offering, which competitive products and services may be less costly, more effective, or more widely accepted by the medical community, may also adversely affect the sales of our products and related services and could result in our products and services being noncompetitive or obsolete. In addition, our WatchPAT family of products may be subject to pricing pressures as a result of competition with other HSATs or with PSG tests.
If we are unable to support our plans for continued growth, our business could suffer.
We intend to continue our investment in research and development activities and to expand our sales and marketing activities in the United States and in other countries through our own field sales force as well as through local distributors and DTC channel partners. If we continue to grow, the complexity of our operations is likely to increase, placing greater demands on our management. Our ability to manage our growth effectively depends on our ability to implement and improve our financial and management information systems on a timely basis and to effect other changes in our business, including the ability to monitor and improve our manufacturing systems, and align our information, quality and regulatory compliance systems, among others. Unexpected difficulties during expansion, the failure to attract and retain qualified employees and subcontractors, the failure to successfully replace or upgrade our management information systems, the failure to manage costs or our inability to respond effectively to growth or plan for future expansion could halt our growth. If we fail to manage our growth effectively and efficiently, our costs could increase faster than our revenues and our business results could suffer.
We depend on strategic relationships with our distributors, channel partners and other business partners and our revenues may be reduced if such relationships are not successful or are terminated.
Our products and services are offered through both direct and indirect channels, including distributors, channel partners in the cardiology and DTC segments and other business partners in the United States and in other countries. Specifically, we rely on strategic relationships with distributors and other business partners, such as Philips Japan, which acts as the exclusive distributor of our WatchPAT family of products in Japan, to sell our products, and these relationships account for a large portion of our revenues. In addition, in order to promote our TSS program in the United States, we are also developing partnerships with various business partners whose products or services are complimentary to ours. Additionally, we have entered into an agreement with a wholly-owned subsidiary of SoClean, for the sale of our WatchPAT ONE via SoClean’s DTC marketing channels. Any failure of these relationships, whether to market our products effectively or generate significant revenues for us or our inability to sell products and services that are complimentary to ours, a termination of any of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could have a material adverse effect on our business, operating results and financial condition.
We are dependent on a single facility that houses the majority of our manufacturing operations.
We are dependent on the uninterrupted and efficient operations of our leased manufacturing facility, located in Caesarea, Israel. If operations at the plant were to be disrupted as a result of equipment failures, earthquakes and other natural disasters, fires, accidents, work stoppages, power outages, acts of war, terrorism or other reasons, we will likely need to use subcontractors until we are able to set up and qualify an alternative facility, and our business could be materially adversely affected. Lost sales or increased costs that we may experience during the disruption of operations may not be recoverable under our insurance policies, and longer-term business disruptions could result in a loss of customers. If this were to occur, our business could be materially adversely affected.
Our use of  “open source” software could adversely affect our ability to offer our services and subject us to possible litigation.
We may use open source software in connection with our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code, which could include valuable proprietary code of the user, on unfavorable terms or at no cost. While we plan to monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations, and could help our competitors develop products and services that are similar to or better than ours.
We are dependent upon third-party manufacturers and suppliers, which makes us vulnerable to supply disruptions.
In addition to manufacturing our products in our own manufacturing facility, we also engage third-party manufacturers and suppliers for the assembly and manufacture of our products as well as to provide us with software licenses for IT platforms and other applications which we use as part of our CloudPAT and related services. Some of our suppliers and third-party manufacturers are not obligated to continue to supply us. We have relatively few sources of supply for some of the components and materials used in our products and IT platforms and other applications and, in some cases, we rely entirely on sole-source suppliers. In addition, the lead-time involved in manufacturing some of these components can be lengthy. Our third-party suppliers and manufacturers may encounter problems during manufacturing or supply due to a variety of reasons, including, among others, failure to follow specific protocols and procedures, failure to comply with applicable regulatory requirements, equipment or software malfunctions, environmental factors or work force stoppages, any of which could delay or impede their ability to meet our demand for components or ongoing support. Our sole-source suppliers, and any of our other suppliers or our third-party contract manufacturers, may be unwilling or unable to supply the necessary materials and components or manufacture and assemble our products reliably and at the levels we anticipate or that are required by the market. Our ability to supply our products and related services commercially and to develop any future products and related services depends, in part, on our ability to obtain these materials, components and products in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. For example, we rely upon a single supplier who provides us with development services and database management services used for our CloudPAT platform.
While our suppliers and other contract manufacturers have generally met our demand for their products and services on a timely basis in the past, we cannot guarantee that they will be able to meet our demand for their products and services in the future, either because of acts of nature, the nature of our agreements with those suppliers and other manufacturers or our relative importance to them as a customer, and our suppliers and other manufacturers may decide in the future to discontinue or reduce the level of business they conduct with us. While we believe we can engage alternative suppliers, license or purchase our requirements or develop an alternative independently, changing suppliers or contract manufacturers due to any change in, or termination of, our relationships with these third parties may be a lengthy and expensive process and, consequently, we may lose sales, experience manufacturing or other delays, incur increased costs or otherwise experience impairment to our customer relationships. We cannot guarantee that we will be able to establish alternative relationships on adequate terms and without delays. Our reliance on third-party suppliers also subjects us to additional risks that could harm our business, including, among others:
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our third-party suppliers or third-party manufacturers, especially new suppliers or manufacturers, may make manufacturing errors that may not be detected by our quality assurance testing, which could negatively affect the efficacy or safety of our products or cause shipment delays or product recalls;

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our suppliers or third-party manufacturers may encounter financial or other hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements; and

•
our suppliers or third-party manufacturers may not maintain their regulatory clearances, authorizations or approvals and as a result, we may not be able use their products or services, which may result in delays and reduction of our production capacity.

In addition, replacement or alternative sources might not be readily obtainable due to regulatory requirements and other factors applicable to our manufacturing operations. Incorporation of components or services from new suppliers or new third-party manufacturers into our products and related services may require a new or supplemental filing with applicable regulatory authorities and clearance or approval of the filing before we could resume product manufacturing. This process may take a substantial period of time, and we may not be able to obtain the necessary regulatory clearance or approval. This could also create supply disruptions that would harm our ability to meet our delivery obligations to our customers, may impede product sales and could have a material adverse effect on our business, financial condition and results of operations.
Our credit facility contains restrictive covenants that may limit our operating flexibility.
In March 2019, we secured a line of credit of up to $15 million, subject to the terms of a credit framework agreement, or Credit Facility, from an Israeli bank, from which we withdrew $5 million on

November 20, 2019, which are due on February 20, 2020. In order to secure our obligations to the bank, we pledged and granted to the bank a first priority floating charge on all of our assets and a first priority fixed charge on (i) our intellectual property, goodwill, holdings in our subsidiaries and certain other assets; and (ii) all of the assets of our U.S. subsidiary. We refer to the agreements relating to such charges and other security interests as the Security Agreements.
The Security Agreements contain a number of customary restrictive terms and covenants that limit our operating flexibility, such as limitations on the creation of additional liens, on the incurrence of indebtedness, on the provision of loans and guarantees, on engagement in certain fundamental transactions including mergers and consolidations, on the sale and transfer of assets and on distributions of dividends. The Security Agreements also grant the bank the ability to accelerate repayment in certain events, such as breach of covenants, liquidation and a change of control of our Company. In addition, our right to make any draws under the credit line is conditioned upon us having cash balances with the bank of not less than 40% of the total amount drawn in our account with the lending bank. Such provisions may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations. A breach of any of these covenants could result in a default under the credit facility, which could cause all of the outstanding indebtedness under our credit facility to become immediately due and payable and terminate all commitments to extend further credit. These covenants could also limit our ability to seek capital through the incurrence of new indebtedness or, if we are unable to meet our obligations, require us to repay any outstanding amounts with sources of capital we may otherwise use to fund our business, operations and strategy.
Although our credit facility expired on December 31, 2019, we expect to enter into a new credit facility by February 2020, which will provide for similar terms and conditions as our previous credit facility.
Defects or failures associated with our products or our quality system could lead to the filing of adverse event reports, product recalls or safety alerts with associated negative publicity and could also subject us to regulatory actions.
Manufacturing flaws, component failures, design defects, off-label uses or inadequate disclosure of product-related information could result in an unsafe condition or bodily injury of a patient. These problems could lead to a recall of, issuance of a safety alert relating to, or need for us to submit applications for new marketing authorizations for, our products and result in significant costs and negative publicity. An adverse event involving one of our products could result in reduced market acceptance and demand for all products within that brand, and could harm our reputation and our ability to market our products in the future. In some circumstances, adverse events arising from or associated with the design, manufacture or marketing of our products could result in the suspension of current regulatory clearances or approvals of our products or delays in regulatory reviews of our applications for new product approvals or clearances. The U.S. Food and Drug Administration, or FDA, and foreign regulatory authorities have the authority to require the recall of commercialized products in certain circumstances, such as where the FDA finds that there is a reasonable probability that a device intended for human use would cause serious, adverse health consequences or death. We may also voluntarily undertake a recall of our products, temporarily shut down production lines or place products on a shipping hold based on internal safety and quality monitoring. We may also face litigation brought against us as a result of any of the foregoing instances, by customers and patients, and there is no assurance that our insurance policies will fully cover such claims. A government-mandated or voluntary recall or other shutdown by us could occur as a result of an unacceptable health risk, component failure, malfunction, manufacturing defect, labeling or design deficiency, packaging defect, or other deficiency or failure to comply with applicable regulations. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. We may initiate voluntary withdrawals for our products in the future that we determine do not require notification to the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

Moreover, depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner.
We are subject to the FDA’s medical device reporting, or MDR, regulations and similar foreign regulations, which require us to report to the FDA or foreign regulatory bodies when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event or malfunction, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearances, seizure of our products or delay in clearance or approval of future products.
Our future operating results will depend on our ability to sustain an effective quality control system and effectively train and manage our employee base, suppliers and subcontractors with respect to our quality system. Our quality system plays an essential role in determining and meeting customer requirements, preventing defects and improving our products and services. While we have a network of quality systems throughout our business lines and facilities, quality and safety issues may occur with respect to any of our products. A quality or safety issue may result in, among other things, product recalls, a public warning letter, a public safety communication or potentially a consent decree from the FDA in the United States and from similar regulatory bodies elsewhere. In addition, we may be subject to product recalls or seizures, monetary sanctions, injunctions to halt manufacturing and distribution of products, civil or criminal sanctions, import detentions of our products and restrictions on operations. Any of the foregoing events could disrupt our business and have an adverse effect on our results of operations and financial condition.
The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.
Our currently marketed products have been cleared by the FDA for specific indications. We train our marketing personnel and direct sales force to not promote our devices for uses outside of the FDA-cleared indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment and practice of medicine he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label. Furthermore, the use of our devices for indications other than those cleared by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.
If the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, which is used for violators that do not necessitate a warning letter, issuance of a warning letter or imposition of an injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

In addition, physicians may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. As described below, product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.
We face the risk of product liability claims that could be expensive, divert management attention and harm our reputation and business. We may not be able to maintain adequate product liability insurance.
Our business exposes us to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices. This risk exists even if a device is cleared or approved for commercial sale by the FDA or other applicable foreign regulatory authority and manufactured in facilities regulated by the FDA or other applicable foreign regulatory authority. Our products are designed to test, and future products may be designed to test, important bodily functions and processes. Any adverse effects, manufacturing defects, misuse or abuse associated with our devices could result in patient injury. The medical device industry has historically been subject to extensive litigation over product liability claims, and we cannot offer any assurance that we will not face product liability suits. We may be subject to product liability claims if our devices cause, or merely appear to have caused, patient injury. In addition, we may be subject to claims related to our DTC business through the online marketplace that we plan to create, which will connect patients in demand for clinical services with physicians. Further, an injury that is caused by the activities of our suppliers, such as those who provide us with components and raw materials, may be the basis for a claim against us either as manufacturers or resellers of third-party devices. Product liability claims may be brought against us by patients, physicians, healthcare providers or others selling or otherwise coming into contact with our products or, while less likely, the products we resell.
In addition, we facilitate the provision of home sleep apnea test interpretation, and also plan to facilitate the provisions of prescriptions and on-line consultations via our digital health platform, the CloudPAT, by licensed physicians in line with acceptable medical standards. We take precautions to assure that all of the physicians which provide services via CloudPAT are duly licensed and intend to require all such physicians to procure appropriate professional malpractice insurance, however, there is no assurance that patients receiving such physician services, facilitated by our CloudPAT platform do not suffer from malpractice by such physicians, which may be the basis for a claim against us.
If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability and medical malpractice claims may result in:
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cost of litigation;

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distraction of management’s attention from our primary business;

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the inability to commercialize our products and related services;

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decreased demand for our products and related services, including through our digital health platform;

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damage to our business reputation;

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product recalls or withdrawals from the market;

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withdrawal of clinical trial participants;

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substantial monetary awards to patients or other claimants; and

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loss of sales.

While we may attempt to manage our product liability exposure by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of our products may delay the supply of those products to our customers and may negatively impact our reputation. We can provide no assurance that we will be successful in initiating appropriate market recall or market withdrawal efforts that may be required in the future or that these efforts will have the intended effect of preventing product malfunctions and the accompanying product liability that may result. Such recalls and withdrawals may also be used by our competitors to harm our reputation for safety or be perceived by patients as a safety risk when considering the use of our products, either of which could have a material adverse effect on our business, financial condition and results of operations.
Although we have product liability and clinical study liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations.
We have limited data and experience regarding the safety and efficacy of our products. Results of earlier studies may not be predictive of future clinical trial results, or the safety or efficacy profile for such products.
The results of preclinical studies and clinical trials of our products conducted to date and ongoing or future studies and trials of our current, planned or future products may not be predictive of the results of later studies or clinical trials, and interim results of a study or clinical trial do not necessarily predict final results. Our interpretation of data and results from our studies or clinical trials do not ensure that we will achieve similar results in future studies or clinical trials in other patient populations. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical trials have nonetheless failed to replicate results in later clinical trials. Products in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through nonclinical studies and earlier clinical trials.
If we receive a significant number of warranty claims or our products require significant post-sale support, our costs will increase and our business and financial results will be adversely affected.
Sales of our products generally include a warranty on our part, generally for a period of 12 months from the date the product is delivered to the customer’s facility (and in some cases for extended periods of 24 and 36 months). While we have not experienced many warranty claims in the past and the cost of repairing or replacing our products has not been material thus far, if product returns or warranty claims are significant or exceed our expectations, we could incur unanticipated reductions in sales or additional expenditures for parts and service. In addition, our reputation could be damaged and our products may not achieve market acceptance.
Long lead-times required by certain suppliers could prevent us from meeting the demand for our products. As such, if we do not accurately forecast such demand, our operating results could be adversely affected.
Market uncertainty makes it difficult for us, our customers, our distributors and our suppliers to accurately forecast future product demand trends, which could cause us to order or produce excess products that can increase our inventory costs and result in obsolete inventory. Alternatively, this forecasting difficulty could cause a shortage of products, or components and materials used in our products, that could result in an inability to satisfy demand within a timeframe acceptable by our customers for our products and a resulting material loss of potential revenue.
In addition, some of our suppliers, such as suppliers of components, may require extensive advance notice of our requirements in order to produce products in the quantities we desire and may not guarantee the final price in advance. This long lead-time, which in some cases can be between six and twelve months, and price fluctuations may require us to place orders far in advance of the time when certain products will be offered for sale, thereby also making it difficult for us to accurately forecast supply of our products and their cost of manufacturing, exposing us to risks relating to shifts in consumer demand and trends, cost fluctuations and adversely affecting our operating results.
Our competitive position may be adversely affected if we fail to develop additional products and applications or enhance existing products.
We plan to develop and manufacture additional products and applications using our PAT-based technology, continue enhancing our existing line of products and further develop and enhance our digital health platform in order to remain competitive. There is no certainty that we will meet the technological, clinical and regulatory requirements or any other requirements applicable to the development process of such new products or applications. In addition, we may not have the financial resources necessary for the completion of such development. If we fail to develop additional products and applications, enhance our existing line of products or further develop and enhance our digital health platform in a manner that is acceptable to our partners and consumers, it may have an adverse effect on our competitive position, reputation, growth prospects and business results, and our operating results may decline or fail to grow as expected. In addition, if we fail to develop and deploy new products, enhancements of our products and our digital health platform on a timely basis or if we fail to gain market acceptance of our new products, our revenues may decline and we may lose market share to our competitors.
The risks and uncertainties inherent in conducting clinical trials could delay or prevent the development and commercialization of new products, or new indications for our existing products, which could have a material adverse effect on our results of operations, financial condition and growth prospects.
Manufacturers may be required to conduct clinical trials prior to obtaining regulatory authorizations to market and sell a medical device in any given territory, or may conduct clinical trials to support the marketing of their products. Clinical trials are experiments conducted or observations made in clinical research of medical devices on human participants. Such trials are designed to answer particular questions about novel medical devices or new indications that require further study and provide data about the product’s safety and efficacy, and are subject to stringent oversight by regulatory authorities and/or institute ethics committees. Clinical testing is difficult to design and implement, can take many years, can be expensive and carries uncertain outcomes.
We have been required to provide data from clinical trials in connection with our submissions for marketing authorizations, and we may be required to support our marketing authorization submissions with clinical data in the future. There are a number of risks and uncertainties associated with conducting clinical trials. Clinical trials vary in scale and scope and may entail significant costs. They are also often conducted with patients having advanced stages of disease and, as a result, during the course of the trial, these patients may suffer adverse medical effects for reasons that may not be related to the product being tested, but which nevertheless affect the clinical trial results. In addition, side effects experienced by the patients may cause a delay of clearance or approval or limited profile of a cleared or approved product. Moreover, clinical trials may not provide sufficient safety and efficacy data to support FDA clearance or approval, or the approval or marketing authorization of applicable foreign regulatory authorities. Regulatory authorities may disagree with our interpretation of data and results from our clinical trials.
Failure can occur at any time during the clinical trial process, and the results from early clinical trials may not be predictive of results obtained in later and larger clinical trials. Product candidates in later clinical trials may fail to show the desired safety or efficacy despite having progressed successfully through earlier clinical testing. In the future, the completion of clinical trials, if required, for our new products or new indications of current products may be delayed or halted for many reasons, including:
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we may be required to submit an IDE application to the FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and the FDA may reject our IDE application and notify us that we may not begin clinical trials;

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regulators may disagree as to the design or implementation of our clinical trials, and regulators or institutional review boards or ethics committees may not allow us to commence or continue a clinical trial;

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we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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the number of subjects required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, the number of clinical trials being conducted at any given time may be high and result in fewer available subjects for any given clinical trial or subjects may drop out of these clinical trials at a higher rate than we anticipate;

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risks associated with trial design, which may result in a failure of the trial to show statistically significant results;

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clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

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our third-party contractors, including those manufacturing products or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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safety issues, including adverse events associated with product candidates, occurring during clinical trials;

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the failure of patients to complete clinical trials due to adverse side effects, dissatisfaction with the product candidate or other reasons;

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clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial; and

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governmental or regulatory delays or changes in regulatory requirements, policy, guidelines or interpretations.

Clinical trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and ethics committees or institutional review boards at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under current good manufacturing practice, or cGMP, requirements and other regulations. Furthermore, we may rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials, and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants in our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays, or both. In addition, clinical trials that are conducted in countries outside the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.
Any failure or delay in completing clinical trials for new products or new indications of our products would prevent or delay the commercialization of our product or the introduction of new indications for our products, which could result in significant expenses and materially adversely affect our business. There is no certainty that our expenses related to clinical trials will lead to the development of products or new product indications that will receive regulatory clearance or approval and generate revenues in the near future, or ever.
Delays or failure in the development and commercialization of our products could have a material adverse effect on our results of operations, liquidity, financial condition and growth prospects. Negative results of clinical trials performed by us or by third parties regarding the use of our products may also adversely affect the medical community’s and customers’ acceptance of our products.

We may require additional funds to support our strategy and long-term operational plans, and, if additional funds are not available, we may need to significantly scale back or even cease our planned operations.
We plan to expand our business, which would require us to increase our investment in research and development as well as require expansion of our sales and marketing activities, including investing significant resources in further developing our sales work force and in obtaining insurance reimbursement of our products in additional territories, to support and drive our sales and marketing efforts. Our ability to take these and other actions may be limited by our available liquidity. As a result, in the future, we may seek additional financing to meet our working capital and capital expenditure requirements.
Additional debt or equity financing that we may need may not be available on terms favorable to us, or at all, and if additional funds are raised through an equity financing, the percentage ownership of our then-current shareholders would be diluted. Additionally, certain financing we obtain may contain restrictive covenants or other unfavorable terms that limit our operating flexibility or our ability to secure additional financing in the future. If we are unable to obtain such additional financing on a timely basis, we may have to curtail our development activities and growth plans or be forced to sell assets, perhaps on unfavorable terms, which would have a material adverse effect on our business, financial condition and results of operations. Further, we may not be able to continue operating if we do not generate sufficient revenues to finance our operations. In addition, we may incur substantial costs in pursuing capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs.
Our revenues and operating results could fluctuate significantly.
Our revenues and operating results may vary significantly from year-to-year and quarter-to-quarter. Variations may result from, among other factors:
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the timing of product launches, and market acceptance of such products launched;

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changes in the amount we spend to research, develop, acquire, license or promote new products;

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the outcome of our research, development and clinical trial programs, as well as independent trials conducted without our involvement which could be published in peer-reviewed journals;

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serious or unexpected health or safety concerns related to our products or our product candidates;

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the introduction of new products by others that render our products obsolete or noncompetitive;

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the ability to maintain selling prices and high gross margins on our products;

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changes in coverage and reimbursement policies of health plans and other health insurers, including changes to Medicare, Medicaid and similar state programs;

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increases in the cost of components or raw materials used to manufacture our products;

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manufacturing and supply interruptions, including product rejections or recalls due to failure to comply with manufacturing specifications;

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the timing of FDA or any other foreign regulatory authority clearances, authorizations or approvals;

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the ability to protect our intellectual property and avoid infringing the intellectual property of others;

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the timing and quantities of our customers’ purchases of our products, which may be affected by factors out of our control including, among others, their budget constraints; and

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the outcome and cost of possible litigation over patents with third parties.

We are an international business, and we are exposed to various global risks that could have a material adverse effect on our financial condition and results of operations.
As an international business, which operates in multiple jurisdictions, we are exposed to trends and financial risks of international markets, and are also required to comply with varying legal and regulatory requirements in such multiple jurisdictions. Profitability from international operations may be limited by risks and uncertainties related to regional economic conditions, regulatory clearances and approvals and reimbursement approvals, and our ability to implement our overall business strategy in various jurisdictions. We expect these risks will increase as we pursue our strategy to expand operations into new geographic markets. We may not succeed in developing and implementing effective policies and strategies in each location where we conduct business. Any failure to do so may harm our business, results of operations and financial condition.
International sales and operations are subject to a variety of risks, including:
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foreign currency exchange rate fluctuations;

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potential adverse changes in laws and regulatory practices, including export license requirements, trade barriers, tariffs and tax laws;

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burdens and costs of compliance with a variety of foreign laws;

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foreign tax laws and potential increased costs associated with overlapping tax structures;

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greater difficulty in staffing and managing foreign operations;

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greater risk of uncollectible accounts;

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longer collection cycles;

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logistical and communications challenges;

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changes in labor conditions;

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political and economic instability;

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greater difficulty in protecting intellectual property;

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the risk of third-party disputes over ownership of intellectual property and infringement of third-party intellectual property by our products; and

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general economic and political conditions in these foreign markets.

International markets are also affected by economic pressure to contain reimbursement levels and healthcare costs. Profitability from international operations may be limited by risks and uncertainties related to regional economic conditions, regulatory clearances and approvals and reimbursement approvals, competing products, infrastructure development, intellectual property rights protection and our ability to implement our overall business strategy. We expect these risks will increase as we pursue our strategy to expand operations into new geographic markets. We may not succeed in developing and implementing effective policies and strategies in each location where we conduct business. Any failure to do so may harm our business, results of operations and financial condition.
Exchange rate fluctuations, primarily between the U.S. dollar and the NIS, may negatively affect our liquidity, financial condition and results of operation.
We currently generate a substantial portion of our revenues in U.S. dollars whereas we currently incur a significant portion of our expenses in other currencies, predominantly NIS. Since our functional and reporting currency is the U.S. dollar, our financial results may be affected by fluctuations in the exchange rates of currencies in the countries in which we transact business. For example, during 2019, we witnessed a strengthening of the average exchange rate of the NIS against the U.S. dollar, which increased the U.S. dollar value of Israeli expenses. If the NIS strengthens against the U.S. dollar, as it did in 2019, the U.S. dollar value of our Israeli expenses, mainly personnel and facility-related, will increase. While we engage, from time to time, in currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, we cannot guarantee that such measures will adequately protect us against currency fluctuations in the future. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on our operating results and financial condition.
Changing or severe global economic conditions may materially adversely affect our business.
Our business and financial condition are affected by global economic conditions and their impact on levels of spending by customers, which may be disproportionately affected by economic downturns. The global economy is still subject to uncertainties surrounding its strength in many regions. For example, the recent escalating disagreements between the United States and certain European states, as well between the United States and China, with respect to placing tariffs and other trade barriers, may adversely affect international trade and we cannot predict the implications of such barriers on our business. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit or concerns about restraints on credit. Should an economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, if the market is flat and customers experience low visibility, we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.
Our ability to retain and attract qualified senior management, including our President and Chief Executive Officer, as well as employees with the expertise required for our business is key to our success.
Our success largely depends on our ability to retain and attract qualified senior management, in particular Mr. Gilad Glick, our President and Chief Executive Officer, who also acts as President of our wholly-owned U.S. subsidiary, Itamar Medical, Inc., as well as on our ability to retain and attract qualified personnel, including personnel with expertise in research and development and sales and marketing, and to effectively provide for the succession of senior management. There is intense competition from numerous biotechnology, medical device and other companies seeking to employ qualified individuals in the business fields in which we operate, and we may not be able to attract and retain the qualified personnel necessary for the achievement of our business objectives.
We do not maintain life insurance on any of our personnel. Regardless, the loss of senior management employees, the failure of any senior management employee to perform or our inability to attract and retain skilled employees, as needed, or an inability to effectively plan for and implement a succession plan for senior management could harm our business. In particular, the loss of the services of Mr. Glick could result in a significant loss in the knowledge and experience that we possess and could significantly delay or prevent successful implementation of our business objectives.
Under applicable employment laws, we may not be able to enforce covenants not to compete.
Our employment agreements generally include covenants not to compete. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work. For example, Israeli courts have required employers seeking to enforce covenants not to compete to demonstrate that the competitive activities of a former employee will harm one of a limited number of material interests of the employer, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such an interest will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our competitiveness may be diminished, which could materially adversely affect our business, results of operations and ability to capitalize on our proprietary information.

Our employees, independent contractors, consultants, partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk of employee fraud or other illegal activity by our employees, former employees, independent contractors, consultants, partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with the regulations of the FDA, the European Medicines Agency, or the EMA, and comparable foreign regulatory authorities, provide true, complete and accurate information to the FDA, EMA and comparable foreign regulatory authorities, comply with manufacturing standards we have established, comply with healthcare fraud and abuse laws in Israel, the United States and similar foreign fraudulent misconduct laws, report financial information or data accurately or disclose unauthorized activities to us. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by our employees, independent contractors, consultants, partners and vendors, and the precautions we take to detect and prevent such activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, disgorgement, possible exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings and the curtailment of our operations.
Cyber security attacks or breaches of our data could adversely affect our reputation and business.
The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error are constantly evolving. Computer hackers and others routinely attempt to breach the security of high profile companies, governmental agencies, technology products, services and systems.
In the ordinary course of our business, we collect and store personal, financial, proprietary and other confidential information related to our business, employees, customers and their patients and partners on our IT systems. We rely on said systems to manage our business, operations and research and development and, in some cases, to provide services to our customers. For example, sensitive data is stored using our CloudPAT digital health cloud-based platform. This includes, where required or permitted by applicable laws, personally identifiable information of our customers, as well as records of home sleep tests conducted by our WatchPAT devices and the interpretation records of such tests. The CloudPAT platform facilitates the upload, storage and transfer of such data as part of the services provided via the CloudPAT platform. We also plan to enhance our CloudPAT platform to facilitate on-line physician consults and transferring of related medical documentation. Certain third parties with whom we collaborate also collect and store such data. The secure maintenance of this information is important to our operations and business strategy. Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from, among others, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization or similar disruptive problems. Any such breach could compromise information stored on our networks or those of our partners and may result in significant data losses or theft of personally identifiable information. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. A cybersecurity breach could also hurt our reputation by adversely affecting the patients’ perception of the security of their information. A number of proposed and enacted federal, state and international laws and regulations obligate companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by third parties, including collaborators, vendors, contractors or other organizations with which we expect to form strategic relationships.
We are subject to strict data privacy laws and regulations in the United States, European Union and other jurisdictions in which we operate, governing the collection, transmission, storage and use of data and personally identifying information, such as the Health Insurance Portability and Accountability Act, or HIPAA, in the United States and the General Data Protection Regulation, or GDPR, in Europe. Any breach, unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, liability under data privacy laws and regulations, disruption of our operations, including delays in our efforts to obtain regulatory clearances or approvals of our products, criminal penalties or civil liabilities, any of which would damage our reputation and adversely affect our business. See also below under “Risks Related to Our Industry — Privacy regulations may impose costs and liabilities on us, limit our use of information, and adversely affect our business.”
We can provide no assurance that our current IT systems are fully protected against cyber security threats or that any breach of our IT system will be detected. Even when a security breach is detected, the full extent of the breach may not be determined immediately. An increasing number of companies have disclosed security breaches of their IT systems and networks. We believe such incidents are likely to continue, and we are unable to predict the direct or indirect impact of these future attacks on us. In addition, although we maintain cyber security insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations and there can be no assurances that our insurance coverage will be sufficient, or that insurance proceeds will be paid to us in a timely manner.
We rely on Internet infrastructure, cloud services and other third-party providers and our own systems for providing services to our clients via our CloudPAT digital platform, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with clients, adversely affecting our brand and our business.
Our ability to deliver and facilitate services through our cloud-based CloudPAT digital health platform is dependent, in part, on the development and maintenance of the infrastructure of the Internet, telecommunications services, cloud services and other third-party services. This includes maintenance of a reliable infrastructure and network connection with the necessary speed, data capacity and security for providing reliable Internet access and services.
Our services are designed to operate without interruption, however, there is no assurance that we will not experience infrastructure failures which may adversely affect the level of our services in the future. We rely on internal systems as well as on third-party suppliers and service providers to provide our services. Interruptions in these systems could affect the security, availability or level of our services and prevent or inhibit the ability of our customers and partners to access our services. If a catastrophic event occurs with respect to one or more of these systems, we may experience an extended period during which service level decreases or service is not available, which could result in substantial remedial costs, a negative impact on our relationship with our clients and partners as well as on our reputations, resulting in an adverse effect on our business, results of operations and financial condition.
Any failure of or by our own systems or third-party providers’ systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over our third-party suppliers, which increases our vulnerability to disruptions of the services they provide. Any errors, failures, interruptions or delays experienced in connection with these third-party service providers or our own systems could negatively impact our relationships with clients and partners, adversely affect our business and expose us to third-party liabilities.
The reliability and performance of our Internet connection may be harmed by increased usage or by denial-of-service attacks. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the availability of the Internet to us for delivery of our cloud-based services.

Consolidation in the healthcare industry or group purchasing organizations could lead to demands for price concessions.
Healthcare costs have risen significantly over the past decade, which has resulted in or led to numerous cost reform initiatives by legislators, regulators and third-party payors. Cost reform may also trigger a consolidation trend in the healthcare industry to aggregate purchasing power, which may create more requests for pricing concessions in the future. Additionally, group purchasing organizations, independent delivery networks and large single accounts may continue to use their market power to consolidate purchasing decisions for hospitals and our other targeted customers. We expect that market demand, government regulation, third-party coverage and reimbursement policies and social pressures will continue to change the healthcare industry worldwide, resulting in further business consolidations and alliances among our customers, which may exert further downward pressure on the prices of our products.
We face risks associated with acquisition of businesses and technologies.
As part of our growth strategy, we intend to evaluate and may pursue acquisitions of, or significant investments in, complementary companies or technologies to increase our technological capabilities and expand our product offerings. Acquisitions and the successful integration of new technologies, products, assets or businesses that we may acquire in the future will require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Other risks typically encountered with acquisitions include disruption of our ongoing business; difficulties in integration of the acquired operations and personnel; inability of our management to maximize our financial and strategic position by the successful implementation or integration of the acquired technology into our product offerings; being subject to known or unknown contingent liabilities, including taxes, expenses and litigation costs; and inability to realize expected synergies or other anticipated benefits which may, among other things, also lead to goodwill impairments or other write-offs. We cannot assure you that we will be successful in overcoming these risks or any other problems we may encounter in connection with potential future acquisitions. Our inability to successfully integrate the operations of an acquired business, including a successful implementation of the technologies we acquire, and realize anticipated benefits associated with an acquisition could have a material adverse effect on our business, financial condition, results of operations and cash flows. Acquisitions or other strategic transactions may also result in dilution to our existing shareholders if we issue additional equity securities as consideration or partial consideration as well as in the incurrence of indebtedness if we borrow funds to finance such transactions.
We may face both reputational and SEC enforcement risks with respect to conflict minerals obligations.
Because of the listing of our ADSs on the Nasdaq Capital Market, we are subject to disclosure requirements under Section 102 of the Dodd-Frank Wall Street Reform and Consumer Protection Act regarding the source of certain minerals for which such conflict minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured which are mined from the Democratic Republic of Congo, and adjoining countries, including: Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia. These rules require reporting companies to file a conflict minerals report as an exhibit to a Form SD report with the SEC. The conflict minerals report is required to set out the due diligence efforts and procedures exercised on the source and chain of custody of such conflict minerals, in accordance with internationally recognized due diligence framework, and a description of our products containing such conflict minerals. Although we expect that we will be able to comply with the SEC rules and timely file our initial Form SD report with the SEC, in preparing to do so we are dependent upon information supplied by certain suppliers of products that contain, or potentially contain, conflict minerals. Such preparation may be costly. To the extent that the information that we receive from our suppliers is inaccurate or inadequate or our processes in obtaining that information do not fulfill the SEC’s requirements, we could face both reputational and SEC enforcement risks.

Risks Related to Our Intellectual Property
We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.
Our success depends, in part, on our abilities to obtain patent protection for our products, register our trademarks in the geographic locations in which we operate, protect against any infringement or misuse of our patents and trademarks, maintain the confidentiality of our trade secrets and know-how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights. We try to protect our proprietary rights by, among other things, filing United States and foreign patent applications related to our products, inventions and improvements that may be important to the continuing development of our products and applying for the registration of our trademarks in certain geographic locations in which we operate. However, we cannot assure you that:
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any of our future processes or products will be patentable;

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we will identify all patentable aspects of the inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them;

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our processes or products will not infringe upon the patents of third parties;

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our patents will protect us in the jurisdictions where our patents have been granted;

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all of the potentially relevant prior art that may be used to invalidate our patents or that may prevent a patent from issuing from one of our pending patent applications has been found and been provided to the relevant patent examining authorities; or

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we will have the resources to defend against charges of patent infringement or other violation or misappropriation of intellectual property by third parties or to protect our own intellectual property rights against infringement, misappropriation or violation by third parties.

Because the patent position of medical device companies involves complex legal and factual questions, we cannot predict the validity and enforceability of our patents, or provide any assurances that any of our patent applications will be found to be patentable, with certainty. Our issued patents may not provide us with any competitive advantages, may be held invalid or unenforceable as a result of legal challenges by third parties or could be circumvented. Our competitors may also independently develop processes, technologies or products similar to ours or design around or otherwise circumvent any patents issued to, or licensed by, us. Thus, any patents that we own or license from others may not provide adequate protection against competitors. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford relatively limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. After the completion of development and registration of our patents, third parties may still manufacture or market our products despite our patent protected rights. If the protection of our proprietary rights is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our technology. If competitors were to mimic our technology, it may result in loss of sales and material litigation expenses. Such infringement of our patent protected rights is likely to cause us damage and lead to a reduction in the prices of our products, thereby reducing our anticipated profits.
The patent application and approval process is expensive and time-consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, due to the extensive time needed to develop, test and obtain regulatory approval for our products, any patents that protect our products may expire early during commercialization. For example, our original United States patent and corresponding foreign patents, covering our PAT-based technology and certain embodiments thereof, expired during 2017. Since our products have undergone substantial development since then, we believe they should be protected by newer patents. However, we cannot be sure that these patents will be commercially useful in protecting our technology and, even if they are, our granted patents and any patents issued from our currently pending patent applications, should they issue without terminal disclaimers or other term shortening restrictions, are scheduled to expire between 2020 and 2037. This may reduce or eliminate any market advantages that such patents may give us. Following patent expiration, we may face increased competition through the entry of competing products into the market and a subsequent decline in market share and profits.
Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.
The Leahy-Smith America Invents Act, or AIA, which was passed in September 2011, resulted in significant changes to the United States patent system. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that filed or files a patent application in the United States Patent and Trademark Office, or USPTO, after March 16, 2013 but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third-party. This will require us to be cognizant going forward of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions.
Among some of the other changes introduced by the AIA are changes that alter where a patentee may file a patent infringement suit and that provide opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our United States patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.
Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third-party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our or any licensors’ patent applications and the enforcement or defense of our or any licensors’ issued patents.
Additionally, the United States Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations, and there are other open questions under patent law that courts have yet to decisively address. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways and could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution, and the complexity and uncertainty of European patent laws has also increased in recent years. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
The USPTO, European and other patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO,

European and other patent agencies over the lifetime of the patent. While an unintentional failure to make payment of such fees or to comply with such provisions can in many cases be cured by additional payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance with such provisions will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or any licensors fail to maintain the patents and patent applications covering our product candidates or if we or any licensors otherwise allow our patents or patent applications to be abandoned or lapse, it can create opportunities for competitors to enter the market, which would hurt our competitive position and could impair our ability to successfully commercialize our product candidates in any indication for which they are approved.
It is possible that defects of form in the preparation, filing or prosecution of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope or requests for patent term adjustments. If we fail to establish, maintain or protect such patent rights and other intellectual property rights, such rights may be reduced or eliminated. If there are material defects in the form, preparation, prosecution or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.
Foreign patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.
Patent rights are territorial; thus, the patent protection we currently have will extend only to those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States. For example, certain countries do not grant patent claims that are directed to the treatment of humans. Competitors may successfully challenge our patents, produce similar devices that circumvent and do not infringe our patents, or manufacture devices in countries where we have not applied for patent protection or that do not respect our patents. Furthermore, it is difficult to predict the scope of claims that will be allowed in pending applications and it is also difficult to predict which claims of granted patents, if any, will be deemed enforceable in a court of law. We may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which would result in substantial costs and diversion of our management’s efforts, thus adversely affecting our results of operations.
If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.
In addition to filing patent applications, we protect our trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to our proprietary information, such as our development or commercialization partners, employees, contractors and consultants. We also enter into agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees, advisors, research collaborators, contractors and consultants while we employ or engage them. However, we cannot ensure that all such agreements have been duly executed. Moreover, these agreements can be difficult and costly to enforce or may not provide adequate remedies. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.
To the extent that any of our employees, advisors, research collaborators, contractors or consultants independently develop, or use independently developed, intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises with respect to any proprietary right, enforcement of our rights can be costly and unpredictable and a court may determine that the right belongs to a third party, which could materially adversely affect our business, results of operations and ability to capitalize on our proprietary information.
Legal proceedings or third-party claims of intellectual property infringement and other challenges may require us to spend substantial time and money and could prevent us from developing or commercializing our products.
The development, manufacture, use, sale, offer for sale or importation of our products may infringe third-party patents or other intellectual property rights. The nature of claims contained in unpublished patent applications around the world is unknown to us and it is not possible to know which countries patent applicants may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. Our competitors may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use and sell our products. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. In addition, a third party may claim an ownership interest in one or more of our patents or other intellectual property rights. A third party could bring legal actions against us and seek monetary damages and/or to enjoin testing, manufacturing and marketing of the affected product or products. While we are presently unaware of any claims or assertions by third parties with respect to our patents or other intellectual property, we cannot guarantee that a third-party will not assert a claim or an interest in any such patents or intellectual property. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant financial resources and management time. Consequently, there is no assurance that we will be able to develop or commercialize a product in line with our business objectives, in the event of an infringement action. In the event of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties, or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from completing the development or commercialization of a product if, as a result of actual or threatened patent infringement or other claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree.
We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.
Our ability to protect our products from unauthorized making, using, selling, offering to sell or importing by third parties or to protect against third parties purporting to offer their products based on the same or similar technology as our products is dependent on the extent to which we have rights under valid and enforceable patents that cover these activities and on the extent to which such third parties may circumvent such rights or present their products as non-infringing. To counter infringement, unauthorized use by our competitors or other third parties of our patents, trademarks, copyrights or other intellectual property, or the promotion of products as based on the same or similar technology as our products in order to gain marketing advantages based on the association with our technology, we may be required to file infringement or other claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers or other third parties could provoke these parties to assert counterclaims against us alleging, among other allegations, that we infringe their patents or other proprietary rights, in addition to counterclaims asserting that our patents or trademarks are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of any patent is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving one or more of our patents could limit our ability to assert those patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making or selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are unenforceable, that the alleged infringing mark does not infringe our trademark rights or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this last instance, we could ultimately be forced to cease use of such trademarks.
Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy for the loss and damages which may be associated with such infringement, including damage to our brand name and loss of sales to infringing competitors. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If security analysts or investors perceive these results to be negative, it could adversely affect the price of our ordinary shares and the ADSs. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, nor to defend against counterclaims that may be filed against us, both of which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary costs of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.
We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.
A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions”, which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no agreement between an employer and an employee regarding consideration for service inventions, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions and the scope and conditions for such remuneration. Prior decisions by the Committee created uncertainty, as it was held that employees may be entitled to remuneration for their service inventions despite having waived any such rights. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, without further compensation. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such assignment beyond their regular salary and benefits, as a result of the uncertainty under Israeli law with respect to the efficacy of waivers of service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. If such claims are successful, we may be required to pay remuneration to our current and/or former employees which could negatively affect our results of operations.
Risks Related to our Industry
Our ability to market and sell products depends upon receipt of domestic and foreign regulatory clearances or approvals of our products and, as required, manufacturing facilities and operations. We and our products are also subject to extensive government regulation and oversight both in the United States and abroad even after regulatory approvals and clearances are obtained. Our failure to timely obtain or maintain regulatory clearances and approvals and to maintain compliance with regulatory requirements could negatively affect our business.
Our products are regulated as medical devices. Accordingly, our products and operations are subject to extensive regulation by governmental authorities such as the FDA in the United States, the European Union National Competent Authorities of the Member States of the European Economic Area, or EEA, and numerous other national or state governmental authorities in the countries in which we manufacture and sell our products. These regulations govern, among other things, the research, testing, manufacturing, safety, clinical efficacy, effectiveness and performance, product standards, packaging requirements, labeling requirements, import/export restrictions, storage, recordkeeping, promotion, distribution, production, post-marketing surveillance and handling of complaints, tariffs, duties and tax requirements. Our products and operations are also often subject to the rules or norms of industrial standards bodies, such as the International Standards Organization, or ISO, or the rules of associations of healthcare professionals.
In the United States, our products are medical devices subject to regulation by the FDA pursuant to its authority under the federal Food, Drug and Cosmetic Act, or FDCA, and its implementing regulations. In addition, future products, or components thereof, may also be subject to other regulatory requirements, including regulation by the Federal Communications Commission, or the FCC. Many of the laws and regulations applicable to our products in other countries, such as the EU Medical Devices Regulation, or MDR, are generally comparable to those of the FDCA in their aim to ensure safety and effectiveness of medical devices, but the applicable standards and proceedings are not globally harmonized. The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA and other regulators enforce these regulatory requirements through, among other means, periodic unannounced inspections. There appears to be a trend toward more stringent regulatory oversight throughout the world. We do not anticipate this trend to diminish in the near future. Due to the movement towards harmonization of standards in the European Union, we expect a changing regulatory environment in Europe characterized by a shift from a country-by-country regulatory system to a European Union-wide harmonized regulatory system, while such harmonized regulatory system would not necessarily preclude state specific requirements with which we may have to comply. We cannot predict the timing of this harmonization and its effect on us. The changing regulatory environment may have a material impact on existing device marketing authorizations as well as future device registration applications, requirements and timing, which may, in turn, have material impacts upon our ability to continue or begin to market existing and new devices. Our failure to obtain or maintain regulatory clearances and approvals and to ensure compliance with regulatory requirements could negatively affect our business.

Modifications to our currently FDA-cleared products or the introduction of new products may require new regulatory clearances or approvals or require us to recall or cease marketing of our current products until clearances or approvals are obtained. Our products are regulated as medical devices.
In general, unless an exemption applies, each medical device, or new use of or significant modification to an existing medical device, intended to be marketed in the United States must first receive one of the following types of FDA premarket review authorizations:
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clearance via Section 510(k) of the FDCA, or 510(k); or

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approval of a premarket approval application, or PMA.

All of our medical device products (excluding one 510(k)-exempt product) have received a 510(k) clearance. In the 510(k) clearance process, before a device may be marketed the FDA must determine if it is “substantially equivalent” to a legally-marketed “predicate device,” which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device) or a device that was originally on the United States market pursuant to an approved premarket approval and later down-classified. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence.
The PMA process is much more costly, lengthy and uncertain than the 510(k) process, and generally must be supported by extensive data from clinical trials. In the PMA process, the FDA must determine that the proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical and manufacturing data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. We have not received PMA approval for any of our devices, as they are all subject to either the 510(k) process or are exempt from the requirements of 510(k) clearance. The FDA may not grant future 510(k) clearances or any PMAs for any future product or product modification we propose to market. Further, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision and may disagree with that manufacturer’s conclusion as to whether a 510(k) or PMA was required for the change. We have made modifications to our 510(k)-cleared products in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or PMA approvals were not required. If the FDA requires us to seek 510(k) clearance or premarket approval of a PMA for modifications to a previously cleared product for which we have concluded that new clearances or approvals are not required, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. Further, our products could be subject to recall if we determine that our products have a defect or do not comply with applicable regulatory authorities’ requirements or if the FDA determines, for any reason, that our products are not safe or effective.
The application process to receive clearances or approvals of our products by the pertinent regulatory authorities is costly and generally lasts between approximately three to 24 months. Delays in receipt of, or failure to receive, clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could adversely impact our operating results.
The FDA and other regulators can delay, limit or deny clearance or approval of a device for many reasons, including:
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our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are safe or effective for their intended uses;

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the disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of our clinical trials or the interpretation of data from pre-clinical studies or clinical trials;

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serious and unexpected adverse effects experienced by participants in our clinical trials;

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the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

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our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

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the manufacturing process or facilities we use may not meet applicable requirements; and

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the potential for clearance or approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

If the FDA or a foreign regulatory authority finds that we have failed to comply with these requirements, such authority may institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:
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fines, injunctions and civil penalties;

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recall or seizure of our products;

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issuance of public notices or warnings;

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imposition of operating restrictions, partial suspension, or total shutdown of production;

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refusal of our requests for Section 510(k) clearance or premarket approval of new products;

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withdrawal of Section 510(k) clearance or premarket approvals already granted; or

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criminal prosecution.

Countries outside of the United States regulate medical devices in a manner similar to that of the FDA. The marketing and distribution of our products in the European Union, for example, is subject to the European Union’s Medical Device Directive described above. Devices that comply with the requirements of the Medical Devices Directive are entitled to bear the CE conformity mark, or the CE Mark, indicating that the device meets minimum standards of performance, safety and quality (i.e., the essential requirements) and, accordingly, can be commercially distributed throughout the EEA, Turkey and other countries outside Europe that have accepted the CE marking as a certification of efficiency and safety of medical devices. In Japan, we must comply with Japan’s Pharmaceuticals and Medical Devices Act, or the PMD Act, and are subject to the Pharmaceutical Medical Devices Authority, or the PMDA, the regulatory body supervising and regulating the marketing and sale of medical devices such as our products. We currently hold PMDA authorizations to market and sell our WatchPAT200/U and EndoPAT 2000 in Japan. Such authorizations are held by an in-country representative, also known as MAH/D-MAH, with whom we maintain a contractual engagement.
Even though we have received FDA clearance, CE Mark certification, PMDA authorizations and other marketing authorizations or regulatory approvals for our products, there can be no assurance that we will be able to continue to comply with the required annual compliance and auditing requirements or other international regulatory requirements that may be applicable. Adverse events, manufacturing faults or failures to comply with regulatory requirements may result in voluntary actions as well as actions imposed by regulators, such as voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory clearances or approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects. In addition, there can be no assurance that government regulations applicable to our products or the interpretation of those regulations will not change or that we will be able to obtain required regulatory clearances and approvals for our new products. The extent of potentially adverse government regulation that might arise from future legislation or administrative action and the impact on our business and results of operations cannot be predicted.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.
We are subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration and listing of devices. Even after we have obtained the proper regulatory clearance or approval to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include any of the following:
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untitled letters or warning letters;

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fines, injunctions, consent decrees and civil penalties;

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recalls, termination of distribution, administrative detention or seizure of our products;

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customer notifications or repair, replacement or refunds;

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operating restrictions or partial suspension or total shutdown of production;

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delays in or refusal to grant our requests for future clearances or approvals or foreign regulatory approvals of new products, new intended uses or modifications to existing products;

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withdrawals or suspensions of our current 510(k) clearances, resulting in prohibitions on sales of our products;

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FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

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criminal prosecution.

Any of these actions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations.
In addition, regulators may determine that our financial relationships with our principal investigators resulted in a perceived or actual conflict of interest that may have affected the interpretation of a study. Principal investigators for our clinical trials may serve as speakers or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or other regulatory authority. The FDA or other regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or other regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in clearance or approval, or rejection, of our marketing applications by the FDA or other regulatory authority, as the case may be, and may ultimately lead to the denial of marketing clearance or approval of one or more of our product candidates.
In addition, the FDA or other regulatory authority may change its clearance or approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay clearance or approval of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances or approvals, increase the costs of compliance or restrict our ability to maintain our clearances of our current products.
Our products must be manufactured in accordance with federal and state regulations, and we or any of our suppliers or third-party manufacturers could be forced to recall products or terminate production if we fail to comply with these regulations.
The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA’s Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices (also referred to as cGMPs). Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.
Our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things, warning letters or untitled letters, fines, injunctions or civil penalties, suspension or withdrawal of clearances or approvals, seizures or recalls of our products, total or partial suspension of production or distribution, administrative or judicially imposed sanctions, the FDA’s refusal to grant pending or future clearances or approvals for our products, clinical holds, refusal to permit the import or export of our products and criminal prosecution of us or our employees.
Any of these actions could significantly and negatively affect supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.
Legislative or regulatory reforms in the United States, Japan or the EU may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.
From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. The FDA may change its clearance and approval policies, adopt additional regulations or amend existing regulations, or take other actions, which may prevent or delay clearance or approval of our future products under development or impact our ability to modify our currently cleared products on a timely basis. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the Federal Food, Drug, and Cosmetic Act. Among other things, the FDA announced that it plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals include plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, restrict our ability to maintain our current clearances or otherwise create competition that may negatively affect our business.
More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of  “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA intends to develop and maintain a list device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible. The FDA may establish performance criteria for classes of devices for which we or our competitors seek or currently have received clearance, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain new 510(k) clearances or otherwise create competition that may negatively affect our business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory clearance or approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuing guidance, and reviewing and issuing marketing authorizations. It is difficult to predict how these executive actions will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing clearances or approvals that we may have obtained and we may not achieve or sustain profitability.
On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Devices Directive and the Active Implantable Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, the regulations would be directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member states. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation.
The Medical Devices Regulation will, however, only become applicable three years after publication (in 2020). Once applicable, the new regulations will among other things:
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strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

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establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

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improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

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set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

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strengthen the rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an effect on the way we conduct our business in the EEA.
There is also no assurance that legislative or regulatory reforms which may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products, will not be introduced in Japan or in other countries where we may wish to commercialize our products.

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.
The ability of the FDA to review and clear or approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new devices to be reviewed and/or cleared or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the United States government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.
We expect the healthcare industry to face increased limitations on coverage and reimbursement by third-party payors as a result of healthcare reform, which could adversely how much or under what circumstances healthcare providers will order or administer tests using our products.
In both the United States and other countries, sales of our products will depend in part upon the availability of coverage and reimbursement from third-party payors, which include governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.
Increasing expenditures for healthcare have been the subject of considerable public attention in the United States. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the United States healthcare system have been introduced or proposed in Congress and in some state legislatures, including reducing reimbursement for prescription products.
In the U.S., the ACA was signed into law and designed to reform the American healthcare system. Among other things, the ACA:
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established a 2.3% excise tax on sales of medical devices with respect to any entity that manufactures or imports specified medical devices offered for sale in the United States, which, through a series of legislative amendments, was suspended, effective January 1, 2016, and subsequently repealed altogether on December 20, 2019;

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established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;

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implemented payment system reforms, including a national pilot program to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain health care services through bundled payment models; and

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created an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

There have been a number of significant changes to the ACA and its implementation. By way of example, the Tax Cuts and Jobs Act of 2017, or Tax Act, effective January 1, 2019, included a provision repealing the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Fifth Circuit Court of Appeals also struck down the individual mandate and remanded to the Northern District of Texas the decision as to whether the remainder of the ACA is valid. It is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business. Litigation and legislation over the ACA are likely to continue with unpredictable and uncertain results. We will continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2029 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and implemented fixed annual updates and a new system of incentive payments that began in 2019 that are based on various performance measures and physicians’ participation in alternative payment models such as accountable care organizations. It is unclear what effect new quality and payment programs, such as MACRA, may have on our business, financial condition, results of operations or cash flows.
In response to perceived increases in healthcare costs in recent years, there have been and continue to be proposals by the presidential administrations, members of Congress, state governments, regulators and third-party payors to control these costs and, more generally, to reform the United States healthcare system, including by repealing or replacing the ACA. Other elements of health care reform such as comparative effectiveness research, an independent payment advisory board, payment system reforms including shared savings pilots and other provisions could meaningfully change the way healthcare is developed and delivered, and may materially adversely impact numerous aspects of our business, results of operations and financial condition.
We expect additional state and federal healthcare policies and reform measures to be adopted in the future, any of which could limit reimbursement for healthcare products and services or otherwise result in reduced demand for our products or other products we may commercialize in the future or additional pricing pressure and have a material adverse effect on our industry generally and on our customers. Any changes of, or uncertainty with respect to, future coverage or reimbursement rates could affect demand for our products or other products we may commercialize in the future, which in turn could impact our ability to successfully commercialize our products or other products we may commercialize in the future and could have a material adverse effect on our business, financial condition and results of operations.
We are subject to United States and foreign fraud and abuse laws and regulations. Our failure to comply with these laws and regulations could have adverse consequences.
We are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, which may constrain the business or financial arrangements and relationships through which we sell, market and distribute our products. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry (e.g., healthcare providers, physicians and third-party payors), are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. These laws impact, among other things, our sales, marketing, support and education programs and constrain our business and financial arrangements and relationships with third-party payors, physicians and other customers, and marketing partners, and include, but are not limited to, the following:
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the United States federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arranging for or recommending the purchase, lease or order of, any item or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties, plus up to three times the remuneration involved. Violations of the Federal Anti-Kickback Statute can also result in criminal penalties, including criminal fines and imprisonment. In addition, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

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the United States federal false claims laws, including the civil False Claims Act (which can be enforced through “qui tam,” or whistleblower actions, by private citizens on behalf of the federal government), which prohibits any person from, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment of government funds or knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the United States federal government. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. DME companies that submit claims directly to payors may be liable under the False Claims Act for the direct submission of such claims. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties ranging from for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for healthcare benefits, items or services by a healthcare benefit program, which includes both government and privately funded benefits programs. Similar to the United States federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the Physician Payments Sunshine Act, created under the ACA, implemented as the Open Payments program, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the CMS information related to certain payments made in the preceding calendar year and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners. Violations of the Physician Payments Sunshine Act may result in annual civil penalties of up to $1,150,000, adjusted annually, for payments omitted from each annual report;
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federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm customers; and

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analogous state and foreign laws and regulations, including state anti-kickback and false claims laws, that may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require medical device companies to comply with the medical device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the United States federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws and regulations that require drug and device manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws that require the licensure of sales representatives; and state laws related to insurance fraud in the case of claims involving private insurers.

The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance or reporting requirements in multiple jurisdictions increase the possibility that a healthcare or medical device company may fail to comply fully with one or more of these requirements. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities may conclude that our business practices, including, without limitation, our Cost per Test sales model, the TSS model, the DTC segment model, rebates, competitive trade-in programs and other sales and marketing practices, or co-marketing arrangements, do not comply with applicable fraud and abuse or other healthcare laws and regulations or guidance. Further, despite our efforts, we have not timely reported certain of our payments to covered recipients under the Physician Payments Sunshine Act and similar state laws. We therefore may be subject to the civil penalties described above.
To enforce compliance with healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time- and resource-consuming and can divert management’s attention from the business. Additionally, as a result of these investigations, healthcare providers and entities may also have to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlements could increase our costs or otherwise have an adverse effect on our business. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond to.
Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, could, despite efforts to comply, be subject to challenge under one or more of such laws. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and our ability to contract with government entities, including the Department of Veteran Affairs, additional oversight and reporting requirements if we become subject to a corporate integrity agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other providers, marketing partners or other entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to the same criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.
Privacy regulations may impose costs and liabilities on us, limit our use of information, and adversely affect our business.
Our products generate medical information about patients and certain of our services are provided by way of a cloud service. Privacy of personal information has become a significant issue in the United States, Europe, Israel and many other countries where we operate. There are numerous federal, state and international laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure and protection of personal information and other data, and the scope of such laws and regulations may change, be subject to differing interpretations and be inconsistent among countries and regions we intend to operate in (e.g., the United States, the European Union and Israel), or conflict with other laws and regulations. The regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and this or other actual or alleged obligations may be interpreted and applied in a manner that we may not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or practices including ours. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of relevant users for the collection, use, retention or disclosure of such data must be obtained, could increase our costs and require us to modify our services and candidate products, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process patients’ data or develop new services and features.
In the United States, we are subject to data protection laws (i.e., laws and regulations that address data privacy and security) at both the federal and state levels. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. Numerous federal and state laws, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use and disclosure of health-related and other personal information. Failure to comply with such laws and regulations could result in government enforcement actions and create liability for us (including the imposition of significant civil or criminal penalties), private litigation and/or adverse publicity that could negatively affect our business. For instance, California enacted the California Consumer Privacy Act, or CCPA, on June 28, 2018, which took effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. State laws governing the privacy and security of health information, many of which differ from each other in significant ways and may not have the same effect, may complicate our compliance efforts.
We are subject to the privacy and security rules established under HIPAA, which establish national standards to protect individually identifiable health information by health plans, health care clearinghouses and certain health care providers, referred to as “covered entities,” and their respective business associates, individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA also provides patients with certain rights over their health information, including rights to examine and obtain a copy of their health records, and to request corrections. HIPAA requires covered entities and business associates to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HITECH expands the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information and provides for civil monetary penalties for HIPAA violations. HITECH also increased the civil and criminal penalties that may be imposed against covered entities and business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and its implementing regulations and seek attorneys’ fees and costs associated with pursuing federal civil actions. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA.
Internationally, many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data, as well as certification requirements for the hosting of health data specifically. Such laws and regulations may include data hosting, data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions, international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), or may require companies to implement privacy or data protection and security policies, enable users to access, correct and delete personal data stored or maintained by such companies, inform individuals of security breaches that affect their personal data or obtain individuals’ consent to use their personal data. For example, the GDPR became effective on May 25, 2018, and European legislators are now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). The GDPR, supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, imposes more stringent European Union data protection requirements and provides for significant penalties for noncompliance. Further, the United Kingdom’s initiating a process to leave the European Union has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, the United Kingdom has brought the GDPR into domestic law with the Data Protection Act 2018 which will remain in force, even if and/or when the United Kingdom leaves the European Union. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater.
Changes to laws or regulations affecting privacy in the United States and in other jurisdictions in which we operate could impose additional costs and liability on us and could limit our use of such information to add value to our customers. If we were required to change our business activities or revise or eliminate services, or to implement burdensome compliance measures, we may face additional expenditures. In addition, we may be subject to fines, penalties and potential litigation if we fail to comply with applicable privacy regulations. Regulatory burdens of this sort increase our costs and harm our financial results.
We are subject to various laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect our reputation, operations, business, prospects, operating results and financial condition.
We must comply with all applicable international trade, export and import laws and regulations of the United States and other countries, and we are subject to export controls and economic sanctions laws and embargoes imposed by the United States Government. Changes in trade sanctions laws may restrict our business practices, including cessation of business activities in sanctioned countries or with sanctioned entities, and may result in modifications to compliance programs. Among others, we are subject to the Foreign Corrupt Practices Act, or FCPA, and other anti-bribery and anti-corruption laws that generally prohibit the offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls.
Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. We have implemented safeguards and policies to discourage prohibited practices by our employees and agents that would violate applicable anti-bribery and anti-corruption laws. However, we cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, agents, contractors or collaborators that may violate the laws or regulations of the jurisdictions in which we operate.

Violations of these laws and regulations could result in significant fines, criminal sanctions against us, our officers, or our employees, requirements to obtain export licenses, disgorgement of profits, cessation of business activities in sanctioned countries, implementation of compliance programs, exclusion from government programs, prohibitions on the conduct of our business and our inability to market and sell our products in one or more countries. Additionally, any such violations could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees and our business, prospects, operating results and financial condition.
If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.
Our research and development and manufacturing involve the use of hazardous materials and chemicals and related equipment. If an adverse safety incident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures and the handling of biohazardous materials. We are also subject to domestic and foreign waste treatment laws and regulations which may be applicable to waste produced in our manufacturing processes, as well as in the discarding of our disposable single use WatchPAT ONE and probes. Insurance may not provide adequate coverage against these potential liabilities and we do not maintain insurance for environmental liability claims that may be asserted against us. Moreover, additional foreign and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with such regulations and pay substantial fines or penalties if we violate any of these laws or regulations.
With respect to environmental, safety and health laws and regulations, we cannot accurately predict the outcome or timing of future expenditures that we may be required to make in order to comply with such laws as they apply to our operations and facilities. We are also subject to potential liability for the remediation of contamination associated with both present and past hazardous waste generation, handling, and disposal activities. We will be periodically subject to environmental compliance reviews by environmental, safety and health regulatory agencies. Environmental laws are subject to change and we may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws which could have a material adverse effect on our business.
Risks Related to Our Ordinary Shares, ADSs and this Offering
Prior to the listing of ADSs on Nasdaq there had been no prior public market in the United States for our ordinary shares or ADSs, and an active trading market in the United States may not develop.
We listed ADSs on the Nasdaq Capital Market in February 2019. Prior to such listing, there was no public market in the United States for ADSs. An active trading market in the United States may not develop following the aforementioned listing or, if developed, may not be sustained. The lack of an active market may impair the ability of ADS holders to sell their ADSs at the time they wish to sell them or at a price that they would consider reasonable. The lack of an active market may also reduce the fair market value of such ADSs. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies by using our shares as consideration.
Our ordinary shares and ADSs are traded on different markets and this may result in price variations.
Our ordinary shares have been traded on the TASE, since March 2007. We also listed ADSs on the Nasdaq Capital Market in February 2019. Price variations may result due to this dual listing. Trading in ordinary shares and ADSs on these markets is in different currencies, U.S. dollars on the Nasdaq Capital Market and NIS on the TASE and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Given these and other factors, such as differences in exchange rates, ordinary shares and ADSs may trade at different prices on the TASE and the Nasdaq Capital Market. In addition, market influences in one market may influence the price in the other.

The price of our ordinary shares and ADSs may be volatile and could be substantially affected by various factors.
The market price of our ordinary shares and ADSs could be highly volatile and may fluctuate substantially. Numerous factors, many of which are beyond our control, may cause our market price and trade volume to fluctuate and decrease in the future, including the following factors:
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actual or anticipated fluctuations in our results of operations;

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changes in expectations as to our future financial performance and cash position, including financial estimates by securities analysts and investors;

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announcements of technological innovations, medical findings or new products by us or our competitors;

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announcements by us or our competitors of significant business developments, changes in distributor relationships, strategic partnerships, joint ventures, capital commitments, acquisitions or expansion plans;

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changes in the prices of our raw materials or the products we sell;

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changes in the status of our intellectual property rights;

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our involvement in significant claims or proceedings;

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our sales of ordinary shares and ADSs or other securities in the future;

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market conditions in our industry;

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changes in key personnel;

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the trading volume of our ordinary shares and ADSs;

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changes in the estimation of the future size and growth rate of our markets;

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general economic and market conditions; and

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any of the events underlying any of the other risks or uncertainties set forth elsewhere in this prospectus actually occurs.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares and ADSs, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.
Low trading volume may also increase the price volatility of our ordinary shares and ADSs. A thin trading market could cause the price of our ordinary shares and ADSs to fluctuate significantly more than the stock market as a whole. In addition, domestic and international stock markets and electronic trading platforms often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel or other countries in which we operate, could also adversely affect the price of our ordinary shares and ADSs.
Holders of ADSs are not treated as shareholders of our Company.
Holders of ADSs are not treated as shareholders of our Company unless they withdraw the ordinary shares underlying the ADSs from the depositary, which holds the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as shareholders of our Company, other than the rights that they have pursuant to the deposit agreement with the depositary. For example, under the deposit agreement, if a holder of ADSs does not provide the depositary with voting instructions for an agenda item in our shareholders meeting in a timely manner, we may instruct the depositary, if we reasonably do not know of any substantial opposition to such agenda item and the matter is not materially adverse to the interests of shareholders, to treat the holder as giving a discretionary proxy to a person designated by us as to that matter.
Our directors and executive officers own a substantial percentage of our ordinary shares.
As of December 31, 2019, our directors and executive officers beneficially own approximately 15.6% of our outstanding ordinary shares (or, when taken together with the holdings of Viola Growth II A.V. LP, Viola Growth II (A) L.P. and Viola Growth II (B) L.P., or, collectively, Viola, and MS Pace LP, which are affiliated with certain of these directors, approximately 49.3% of our outstanding ordinary shares). As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to a shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers or other purchases of our ordinary shares and ADSs that might otherwise give our shareholders and ADS holders the opportunity to realize a premium over the then-prevailing market price for our securities and, as a result, may also adversely affect the price of our ordinary shares and ADSs.
If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares and ADSs, the price of our ordinary shares and ADSs could decline.
The trading market for our ordinary shares and ADSs will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares and ADSs could decline if one or more securities analysts downgrade our ordinary shares or ADSs or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.
As a foreign private issuer with ADSs listed on the Nasdaq Capital Market, we follow certain home country corporate governance practices instead of certain Nasdaq requirements.
As a foreign private issuer whose ADSs are listed on the Nasdaq Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq rules. As permitted under the Companies Law, our articles of association provide that the quorum for any meeting of shareholders is two shareholders who hold or represent between them at least 33 1∕3% of the voting rights in our Company, similar to Nasdaq requirements; however, if the meeting is adjourned for lack of quorum, the quorum for such adjourned meeting will be two shareholders who hold or represent between them at least 10% of the issued and outstanding share capital in our Company, instead of 33 1∕3% of the issued share capital. We also intend to adopt and approve material changes to equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions and we will not have a nominating committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. In addition, we intend to follow the Companies Law in respect of private placements instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules for domestic issuers.
We may in the future elect to follow Israel corporate governance practices in lieu of Nasdaq corporate governance rules with regard to other matters.
Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the Nasdaq Capital Market may provide less protection than is accorded to investors of domestic issuers.

As a “foreign private issuer”, our disclosure and reporting requirements are different than those of a United States domestic reporting company.
In addition, as a foreign private issuer, we are exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.
We incur additional increased costs as a result of the listing of ADSs for trading on the Nasdaq Capital Market, and our management is required to devote substantial time to compliance initiatives and reporting requirements associated therewith.
As a public company in the United States, we incur additional significant accounting, legal and other expenses as a result of the listing of ADSs on the Nasdaq Capital Market. These include costs associated with corporate governance requirements of the SEC and the Marketplace Rules of Nasdaq, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations increase our legal and financial compliance costs, introduce new costs such as those relating to investor relations, stock exchange listing fees and shareholder reporting, and make some activities more time consuming or costly, such as increased costs for directors’ and officers’ liability insurance. Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the rules of Nasdaq, as well as applicable Israeli reporting requirements, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our committees of our Board of Directors or as executive officers.
If we are unable to satisfy the requirements of Section 404 as they apply to us, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and the price of ADSs may suffer.
We are subject to the requirements of the Sarbanes-Oxley Act in light of the listing of ADSs on the Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires companies subject to the reporting requirements of the United States securities laws to complete a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the JOBS Act, we will be classified as an “emerging growth company.” Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business will grow both domestically and internationally, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.
There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders of our ordinary shares and ADSs.
We would be a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on our anticipated market capitalization and the composition of our income, assets and operations, we do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ordinary shares and ADSs, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder (as defined in “Certain Taxation Considerations — United States Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds ADSs.
If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse United States federal income tax consequences.
If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). In addition, because our group includes one or more United States subsidiaries, under recently-enacted rules, certain of our non-U.S. subsidiaries could be treated as CFCs, regardless of whether or not we are treated as a CFC (although there is currently a pending legislative proposal to significantly limit the application of these rules). A United States shareholder of a CFC may be required to report annually and include in its United States taxable income its pro rata share of  “Subpart F income,” “global intangible low-taxed income” and investments in United States property by CFCs, regardless of whether we make any distributions. An individual who is a United States shareholder with respect to a CFC generally is not allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a United States corporation. Failure to comply with these obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s United States federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as CFCs or whether such investor is treated as a United States shareholder with respect to any such CFCs or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in the ADSs.
If you purchase ADSs in this offering, you will suffer immediate dilution of your investment.
The initial public offering price of the ADSs will be substantially higher than the net tangible book value per ADS. Therefore, if you purchase ADSs in this offering, you will pay a price per ADS that substantially exceeds our net tangible book value per ADS after this offering. If you purchase ADSs in this offering, you will experience immediate dilution of  $8.54 per ADS, representing the difference between our pro forma as adjusted net tangible book value per ADS, after giving effect to this offering, and the assumed public offering price. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

The market price of our ordinary shares and ADSs could be negatively affected by future sales of our ordinary shares and ADSs.
As of December 31, 2019, we had approximately 335.3 million ordinary shares issued and outstanding (including ordinary shares underlying the ADSs) and approximately 47.9 million of additional ordinary shares which are issuable upon exercise of outstanding warrants, stock options and vesting of RSUs. The issuance of a significant amount of additional ordinary shares or ADSs on account of these outstanding securities will dilute our current shareholders’ holdings and may depress the price of our ordinary shares and ADSs.
If our existing shareholders and ADS holders or holders of our warrants, options or RSUs sell substantial amounts of our ordinary shares or ADSs, either on the TASE or Nasdaq, the market price of our ordinary shares and ADSs may be adversely affected. Any substantial sales of our ordinary shares or ADSs in the public market might also make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms we deem appropriate. Even if there are not a substantial number of sales, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our ordinary shares and ADSs.
In 2015, we agreed to grant Viola, our largest shareholder, registration rights that require that we register under the Securities Act the resale of their shares into the public markets. The market price of our ordinary shares and ADSs may be adversely affected when the restrictions on resale by our existing shareholders lapse and these shareholders are able to sell our ordinary shares or ADSs into the market or, in the case of Viola, if Viola were to exercise its registration rights. In connection with this offering, we and certain of our shareholders and ADS holders, directors and officers have agreed not to sell any of our ordinary shares or ADSs without the prior written consent of the representatives of the underwriters for a period of 180 days from the date of this prospectus. The representatives of the underwriters may, however, in their sole discretion and without notice, release all or any portion of these securities from the restrictions in the lock-up agreements. After these agreements expire, these securities will be eligible for sale in the public market.
Provisions of our Articles of Association and Israeli law as well as the terms of some of our equity-based grants and our Security Agreements may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and negatively affect the price of our ordinary shares and ADSs.
Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares or voting rights above specified thresholds, requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our ordinary shares and ADSs. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our executive officers and certain other key employees are entitled to certain benefits in connection with a change of control of our Company and our credit facility allows the lender bank to accelerate repayment of outstanding debt upon a change of control of our Company. These provisions could cause our ordinary shares and ADSs to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.
Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders, especially for those shareholders whose country of residence does not have a tax treaty with Israel which exempts such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as United States tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering, and we could spend the proceeds in ways that do not improve our results of operations or enhance the value of the ADSs. We expect that we will use the net proceeds from this offering to hire additional sales and marketing personnel and expand our marketing programs, to fund product development, research and development activities and clinical research, to invest in our information technology and facility infrastructure and the remainder for working capital and general corporate purposes, as set forth under “Use of Proceeds.” However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.
We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.
We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares and ADSs will be investors’ sole source of gain for the foreseeable future. Moreover, our credit facility contains limitations on the distribution of dividends and, although our credit facility expired on December 31, 2019, we expect to enter into a new credit facility by February 2020, which will provide for similar terms and conditions as our previous credit facility. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes. Furthermore, our payment of dividends (out of tax-exempt income) may retroactively subject us to certain Israeli corporate income taxes, to which we would not otherwise be subject.
You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.
The depositary for the ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under United States securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement relating to the ADSs or ordinary shares, which could result in less favorable outcomes to the plaintiffs in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the United States federal securities laws. If we or the depositary opposed a jury trial demand based on such jury trial waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement relating to the ADSs or ordinary shares, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the United States federal securities laws and the rules and regulations promulgated thereunder.
Risks Related to Our Operations in Israel
Our headquarters, manufacturing and other significant operations are located in Israel and, therefore, our business and operation may be adversely affected by political, economic and military conditions in Israel.
We are incorporated under the laws of the State of Israel, and our principal offices and research and development and production facilities are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and security conditions in the Middle East in general, and in Israel in particular, directly affect our business and operations.
Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has existed between Israel and certain other countries or militant groups in the region. Since late 2000, there has also been an increase in violence and unrest between Israel and the Palestinians, including during the summer of 2014, when Israel was engaged in an armed conflict with Hamas, a militia and political group operating in the Gaza Strip. This conflict has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, since the end of 2010, several countries in the region have been experiencing increased political instability, which has led to changes in government in some of these countries and increases in violence and turbulence, including the ongoing civil war in Syria which shares a common border with Israel, the effects of which are currently difficult to assess. In addition, Israel faces threats from more distant neighbors, such as Iran (which has previously threatened to attack Israel and is believed to have influence over Hamas in Gaza and Hezbollah, a militia and political group operating in Lebanon) and the militant group known as the Islamic State of Iraq and Syria. This situation may potentially escalate in the future and may also lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries. Any armed conflicts or political instability in the region, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or will be adequate in the event we submit a claim. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.
Furthermore, some neighboring countries, as well as certain companies, organizations and movements, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. In the past several years, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Similarly, Israeli companies are limited in conducting business with entities from several countries. For example, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our operating results, financial condition or the expansion of our business.
Some of our officers and employees are obligated to perform annual military reserve duty, and in the event of a military conflict, these persons could be called to active duty at any time, for extended periods of time and on very short notice. The absence of a number of our officers and employees for significant periods could materially adversely affect our business and results of operations. We cannot assess the full impact of these obligations on our workforce or business if conditions should change.
Our operations may be affected by negative labor conditions in Israel.
Strikes and work-stoppages occur relatively frequently in Israel. If Israeli trade unions threaten additional strikes or work-stoppages and such strikes or work-stoppages occur, those may, if prolonged, have a material adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner.
The Israeli government grants that we have received require us to meet several conditions and restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions.
We have in the past received, and in the future may apply for, royalty-bearing grants from the Israeli Innovation Authority (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry), or the IIA, for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation in Industry, 1984 (formerly known as the Law for Encouragement of Research and Development in Industry, 1984), and the regulations promulgated thereunder, or the R&D Law. The terms of the IIA grants limit our ability to manufacture products outside of Israel or transfer technologies to any third party if such products or technologies were developed using know-how developed with or based upon IIA grants. Under the R&D Law, we are prohibited from manufacturing products developed using these grants outside of the State of Israel without special approvals. We may not receive the required approvals for any proposed transfer of manufacturing activities. Even if we do receive approval to manufacture products developed with government grants outside of Israel, the royalty rate may be increased and we may be required to pay up to three times the grant amounts plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in our own manufacturing operations for those products or technologies.

Additionally, under the R&D Law, we are prohibited from transferring (including by way of license), the IIA-financed technologies and related rights (including know-how and other intellectual property rights) outside of the State of Israel, except under limited circumstances and only with the approval of the IIA Research Committee. We may not receive the required approvals for any proposed transfer and, even if received, we may be required to pay the IIA a portion of the consideration that we receive upon any transfer of such technology to a non-Israeli entity up to 600% of the grant amounts plus interest. In addition, a change of control in us and the acquisition of 5% or more of our ordinary shares by a non-Israeli may require notification to the IIA and the provision of an undertaking to comply with the R&D Law, some of the principal restrictions and penalties of which are the transferability limits described above and elsewhere in this prospectus.
Further, the IIA grants may be terminated in the future or the available benefits may be reduced or impacted, including, among other possible circumstances, should we transfer certain research and development or manufacturing activities outside the State of Israel. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations. In addition, the IIA may establish new guidelines regarding the R&D Law, which may affect our existing and/or future IIA programs and incentives for which we may be eligible. We cannot predict what changes, if any, the IIA may make.
As of September 30, 2019, we have received royalty-bearing grants from the IIA in a total amount of $1.06 million (including interest accrued through September 30, 2019) for the development of EndoPAT 3000 (the development of which was discontinued before its completion with no sales to date). In 2009, the IIA notified us that under the terms of such grant, we must pay royalties on the sale of all of our products commencing as of 2012. We believe that under the terms of the said grant we are not required to repay these grants to the IIA from the sale of our past and currently marketed products. There is no assurance that we will prevail in our efforts opposing the IIA’s position.We anticipate that, in 2020, we will begin selling our newly developed EndoPATX, for which we recently received authorization to affix a CE mark. We developed EndoPATX using some of the know-how developed under the EndoPAT 3000 grant program, and therefore anticipate paying royalties on sales of EndoPATX against the grants received for the development of EndoPAT 3000.
Enforcing a United States judgment against our Company and our executive officers and directors, or asserting United States securities law claims in Israel may be difficult.
We are incorporated in Israel, our corporate headquarters is located in Israel and several of our current officers and directors reside in Israel. Service of process upon us, our directors and officers and the Israeli experts, if any, named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States and may not be enforced by an Israeli court.
We have been informed by our legal counsel in Israel that it may also be difficult to assert United States securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws if they determine that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. There is little binding case law in Israel addressing these matters. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.
Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a United States judgment in a civil matter, including a judgment based upon the civil liability provisions of United States securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:
•
subject to limited exceptions, the judgment is final and non-appealable;

•
the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

•
the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•
the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

•
adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•
the judgment is enforceable under the laws of State of Israel and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•
the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•
an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the United States court.

See “Service of Process and Enforcement of Liabilities” for additional information.
Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of United States companies.
The rights and responsibilities of the holders of our ordinary shares and ADSs are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in United States corporations. For example, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares and ADSs that are not typically imposed on shareholders of United States corporations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “potential” and “should,” among others.
Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief, or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to, those identified under “Risk Factors.” In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a guarantee by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.
Forward-looking statements include, but are not limited to, statements about:
•
the development of our products;

•
the potential attributes and benefit of our products and their competitive position;

•
our ability to successfully commercialize, or enter into strategic relationships with third parties to commercialize, our products;

•
our expectations regarding the use of proceeds from the offering;

•
our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;

•
our ability to acquire or in-license new product candidates;

•
potential strategic relationships; and

•
the duration of our patent portfolio.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:
•
the overall global economic environment;

•
the impact of competition and new technologies;

•
general market, political and economic conditions in the countries in which we operate;

•
projected capital expenditures and liquidity;

•
changes in our strategy;

•
government regulations and approvals;

•
changes in customers’ budgeting priorities;

•
litigation and regulatory proceedings; and

•
those factors referred to in “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as in this prospectus generally.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS
We estimate that the net proceeds to us from the offering will be approximately $30.6 million (or approximately $35.5 million if the underwriters exercise in full their option to purchase additional ADSs), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from the offering, together with our existing cash resources, to hire additional sales and marketing personnel and expand our marketing programs, fund product development, research and development activities and clinical research, invest in our information technology and facility infrastructure and the remainder for working capital and general corporate purposes.
The expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. We may also use a portion of the net proceeds to in-license, acquire, or invest in additional products, assets, businesses or technologies, although currently we have no specific agreements, commitments, or understandings in this regard.
As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of the offering or the amounts that we will actually spend on the uses set forth above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.
Pending their use, we plan to invest the net proceeds from the offering in short and intermediate-term interest-bearing obligations and certificates of deposit.

DIVIDEND POLICY
We have never declared or paid cash dividends on our ordinary shares or ADSs and do not intend to pay cash dividends on our ordinary shares or ADSs in the foreseeable future. Our earnings and other cash resources will be used to continue the development and expansion of our business. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then-existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions.
The Companies Law imposes restrictions on our ability to declare and pay dividends. According to the Companies Law, a company may distribute dividends only out of its “profits,” as such term is defined in the Companies Law and provided that there is no reasonable concern that payment of the dividend will prevent such company from satisfying its existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. “Profits”, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deduction of previous distributions that were not already deducted from the surpluses, as evidenced by the most recent audited or reviewed financial statements of the company prepared no more than six months prior to the date of distribution. Our articles of association provide that dividends will be declared and paid at the discretion of, and upon resolution by, our Board of Directors, subject to the provisions of the Companies Law. In addition, our credit facility contains a number of customary restrictive terms and covenants, including with respect to the distribution of dividends and, although our credit facility has expired on December 31, 2019, we expect to enter into a new credit facility in or around February 2020, which will provide for similar terms and conditions as our previous credit facility. See “Description of Share Capital and Articles of Association — Memorandum and Articles of Association — Shares and Rights Attaching to Them — Dividends” for additional information.
Payment of dividends may be subject to Israeli withholding taxes. See “Material Tax Considerations — Israeli Tax Considerations” for additional information.

CAPITALIZATION
The table below sets forth our cash, cash equivalents and short-term bank deposits and capitalization as of September 30, 2019 as follows:
•
on an actual basis; and

•
on an as adjusted basis to give effect to the sale of 2,545,450 ADSs in the offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with our consolidated financial statements included elsewhere in this prospectus and the sections of this prospectus titled “Use of Proceeds,” “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
	As of September 30, 2019
	Actual	As Adjusted
	(in thousands)
	(Unaudited)
Cash, cash equivalents and short-term bank deposits	$17,426	$47,996
Equity:
Share capital	874	1,095
Additional paid-in capital	125,351	155,700
Accumulated deficit	(108,929)	(108,929)
Total equity	17,296	47,866
Total capitalization	$17,296	$47,866
The table above excludes:
•
42,822,970 ordinary shares issuable upon the exercise of share options outstanding as of September 30, 2019 at a weighted average exercise price of NIS 1.34 (equivalent to approximately $0.39) per ordinary share;

•
2,587,051 ordinary shares issuable upon the vesting RSUs, outstanding as of September 30, 2019;

•
1,741,344 ordinary shares issuable upon the vesting of RSUs, outstanding as of September 30, 2019 at an exercise price of NIS 0.30 (equivalent to approximately $0.09); and

•
1,197,132 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares outstanding as of September 30, 2019 at a weighted average exercise price of NIS 1.34 (equivalent to approximately $0.39) per ordinary share.

DILUTION
If you invest in the ADSs, your interest will be diluted to the extent of the difference between the public offering price per ADS paid by purchasers in the offering and our as adjusted net tangible book value per ADS after completion of the offering. Dilution results from the fact that the public offering price per ADS is substantially in excess of the net tangible book value per ADS.
At September 30, 2019, we had a historical net tangible book value of  $16.9 million, corresponding to a net tangible book value of  $0.05 per ordinary share or $1.52 per ADS (using the ratio of 30 ordinary shares to one ADS). Net tangible book value per ordinary share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding as of September 30, 2019, or the total number of ADSs that would represent such total number of shares based on a share-to-ADS ratio of 30-to-one.
After giving effect to the sale by us of 2,545,450 ADSs in the offering, and after deducting the underwriting discounts and commissions and estimated expenses payable by us, our as adjusted net tangible book value as of September 30, 2019 would have been $47.5 million, representing an as adjusted net tangible book value of  $0.12 per ordinary share or $3.47 per ADS. This represents an immediate increase in net tangible book value of  $0.07 per ordinary share or $1.95 per ADS to existing shareholders and an immediate dilution of  $0.28 per ordinary share or $8.54 per ADS to new investors purchasing ADSs in the offering. Dilution per ordinary share or ADS to new investors is determined by subtracting the as adjusted net tangible book value per ADS after the offering from the offering price per ADS paid by new investors.
The following table illustrates this dilution to new investors purchasing ADSs in the offering.
Public offering price per ADS		$13.75
Historical net tangible book value per ADS as of September 30, 2019	$1.52
Increase in net tangible book value per ADS attributable to new investors	$1.95
Pro forma net tangible book value per ADS after this offering		$3.47
Dilution per ADS to new investors	8.54
Percentage of dilution in net tangible book value per ADS for new investors		62.09%
If the underwriters exercise in full their option to purchase an additional 381,817 ADSs, our as adjusted net tangible book value after the offering would be $0.12 per ordinary share and $3.72 per ADS, representing an immediate increase in as adjusted net tangible book value of  $0.07 per ordinary share and $2.21 per ADS to existing shareholders and immediate dilution of  $0.28 per ordinary share and $8.39 per ADS to new investors participating in the offering.
The following table summarizes, as of September 30, 2019, on the as adjusted basis described above, the number of ADSs purchased from us, the total consideration paid to us and the average price per ADS paid by existing shareholders and by new investors purchasing ADSs in the offering.
	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders	334,002,713	81.4%	$126,225	80.5%	$0.38
New investors (treating each ADS as 30 ordinary shares)	76,363,500	18.6	30,570	19.5	0.40
Total	410,366,213	100.0%	$156,795	100.0%
If the underwriters exercise in full their option to purchase an additional 381,817 ADSs, the following will occur:
•
the percentage of our ordinary shares held by existing shareholders will decrease to 79.2% of the total number of our ordinary shares outstanding after the offering; and

•
the percentage of our ordinary shares held by new investors will increase to approximately 20.8% of the total number of our ordinary shares outstanding after the offering.

The tables above are based on 334,002,713 ordinary shares outstanding as of September 30, 2019. The tables above exclude:
•
42,822,970 ordinary shares issuable upon the exercise of share options outstanding as of September 30, 2019 at a weighted average exercise price of NIS 1.34 (equivalent to approximately $0.39) per ordinary share;

•
2,587,051 ordinary shares issuable upon the vesting RSUs, outstanding as of September 30, 2019;

•
1,741,344 ordinary shares issuable upon the vesting of RSUs, outstanding as of December 31, 2019 at an exercise price of NIS 0.30 (equivalent to approximately $0.09); and

•
1,197,132 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares outstanding as of September 30, 2019 at a weighted average exercise price of NIS 1.34 (equivalent to approximately $0.39) per ordinary share.

To the extent that share options or warrants are exercised or we issue additional ADSs in the future, there will be further dilution to investors participating in the offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA
You should read the following selected consolidated financial data together with the audited consolidated financial statements and the sections titled “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have derived the consolidated statement of operations data for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 and the consolidated statement of financial position data as of December 31, 2018 and December 31, 2017 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statement of operations data for the nine months ended September 30, 2019 and September 30, 2018 and consolidated statement of financial position data as of September 30, 2019 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We prepare our financial statements in accordance with IFRS as issued by the IASB. Our historical results are not necessarily indicative of the results that should be expected for any future period and our operating results for the nine months ended September 30, 2019 are not necessarily indicative of the results that may be expected for the year ended December 31, 2019.
	Nine Months Ended September 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(in thousands, except per share data)
	(Unaudited)
Consolidated Statements of Operations Data:
Revenues	$21,493	$17,607	$24,189	$20,701	$18,440
Cost of revenues	4,869	4,239	5,726	5,002	4,979
Gross profit	16,624	13,368	18,463	15,699	13,461
Operating expenses:
Selling and marketing expenses	12,985	9,242	12,699	12,140	14,035
Research and development expenses	3,165	2,761	3,638	4,129	3,225
General and administrative expenses	4,491	3,932	5,247	5,278	6,213
Total operating expenses	20,641	15,935	21,584	21,547	23,473
Operating loss	(4,017)	(2,567)	(3,121)	(5,848)	(10,012)
Financial income from cash, bank deposits and investments	336	237	244	1,591	716
Financial expenses from leases, notes, loans and other	(895)	(961)	(1,161)	(4,884)	(4,760)
Gain (loss) from derivative instruments, net	442	1,886	2,433	3,925	(216)
Financial income (expenses), net	(117)	1,162	1,516	632	(4,260)
Loss before income taxes	(4,134)	(1,405)	(1,605)	(5,216)	(14,272)
Taxes on income	(135)	(110)	(124)	(85)	(131)
Net loss	$(4,269)	$(1,515)	$(1,729)	$(5,301)	$(14,403)
Loss per share:
Basic	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.05)
Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.05)

	As of September 30,	As of December 31,
	2019	2018	2017
	(in thousands)
	(Unaudited)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	$8,426	$6,471	$7,643
Short-term bank deposits	9,000	—	—
Investment in marketable securities	—	—	3,173
Working capital(1)	15,557	6,222	3,356
Total assets	32,549	18,392	21,277
Total liabilities	15,253	11,704	19,900
Total equity	17,296	6,688	1,377

(1)
We define working capital as current assets less current liabilities. See our consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the information in “Selected Consolidated Financial Data” and our Consolidated Financial Statements, including the notes thereto. The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk Factors” and elsewhere in this prospectus.
Overview
We are a medical technology company focused on the development and commercialization of non-invasive medical devices to aid in the diagnosis of respiratory sleep disorders. We use a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer, or DTC, markets. We offer a Total Sleep Solution, or TSS, to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare costs. In addition, we have recently begun offering our WatchPAT family of products and certain components of TSS to the DTC market.
Since our incorporation in 1997, we have incurred operating and net losses in most of our years of operation and, as of September 30, 2019, we had an accumulated deficit of  $108.9 million. We expect to continue to incur operating and net losses for the foreseeable future, as we continue to invest in research and development and marketing and sales operations aimed at growing our business.
In the nine months ended September 30, 2019 and 2018, we have generated revenues of  $21.5 million and $17.6 million, respectively, and in the years ended December 31, 2018, 2017 and 2016, we have generated revenues of  $24.2 million, $20.7 million and $18.4 million, respectively. We have grown our WatchPAT family of products revenue from approximately $15.7 million for the year ended December 31, 2016 to $18.1 million for the year ended December 31, 2017 reflecting a growth rate of 15.3%, $18.1 million for the year ended December 31, 2017 to $22.4 million for the year ended December 31, 2018, reflecting a growth rate of 23.6%, and from approximately $16.4 million for the nine months ended September 30, 2018 to $19.9 million for the nine months ended September 30, 2019, reflecting a growth rate of 21.5%.
Trend Information
The following is a description of the significant trends and uncertainties that we believe will continue to materially influence our market, financial condition and the demand for our products.
We expect to continue to generate revenues mainly from the sales of our WatchPAT family of products in the United States, Japan, Europe, Asia Pacific and China, which is consistent with our strategy to expand our sales of the WatchPAT in general and in those markets in particular. The level of our future revenues, however, is hard to predict and depends on many factors which are outside of our control.
We expect that the sales of our EndoPAT product will remain at the same level or even continue to decrease primarily due to (i) our strategic decision to reduce our sales and marketing efforts for such product, (ii) the reduction of research funds available to research institutions, which represent the vast majority of customers who purchase this product from us and (iii) the ongoing difficulties associated with obtaining coverage or reimbursement from third-party payors for the use of such product for clinical use in the United States. However, we expect to continue to sell EndoPAT to pharmaceutical companies’ large studies as well as to the Chinese market and may, from time to time, yield material revenue from EndoPAT sales, as we did in the nine months ended September 30, 2019. Thus, we expect that EndoPAT revenues will continue to fluctuate.

We market our products, directly or through distributers and other sales channels, primarily to health facilities, physicians and research institutions, many of whom rely on coverage or reimbursement for the healthcare services they receive or provide to their patients, from third-party payors, such as private insurance plans offered by medical insurance companies. Currently, many medical insurers cover or allow only partial reimbursement of expenses associated with medical tests that use our products. However, we believe that the changes in the guidelines issued by the American Academy of Sleep Medicine, or AASM and coverage policies of third-party payors in the past two years may lead to the inclusion by more medical insurers of the WatchPAT test in the basket of medical examinations and procedures covered. In addition, we believe that continuing changes to Medicare reimbursement amounts for HSAT services will continue to support and expand the use of our WatchPAT technology. In particular, in November 2019, CMS published its annual update to the Medicare Physician Fee Schedule, or MPFS, which included changes to the Medicare reimbursement levels for CPT codes describing HSATs. The 2020 MPFS continued with the second year of a four-year schedule that has reduced and is expected to further reduce the Medicare payment associated with CPT code 95806, which describes HSAT services that do not utilize PAT technology. Medicare payment for CPT code 95800, which can describe PAT-based HSAT services like our WatchPAT, remained relatively stable from 2019 to 2020, with an approximate 2% reduction.
Based upon, among other things, CMS publications regarding the number of home sleep tests conducted in the United States, we estimate that tests conducted with WatchPAT represent approximately 19.0%, 18.0%, and 15.6% of the total home sleep tests conducted in the United States in 2018 (approximately 1.5 million tests), 2017 (approximately 1.4 million tests) and 2016 (approximately 1.1 million tests), respectively.
We estimate that the costs for our selling and marketing expenses will increase in future years, as we continue to build our business, including by expanding our footprint and the territories in which we operate. We also estimate that the costs for developing our products will increase in future years, as we execute our plan to develop new products and services, including new applications that are based on our PAT-based technology, to accelerate adoption by sleep physicians and cardiologists. We estimate that our general and administrative expenses will increase, primarily due to the continued expansion of our management team as well as compliance costs associated with being subject to reporting and other requirements under applicable United States securities laws and Nasdaq rules.
We intend to continue to invest in selling and marketing, in developing new products and services and otherwise implementing our strategy. We believe that this strategy will enable us to support continued sales growth and enhance market acceptance for our offerings. However, we expect to continue to incur operating losses in the near future as we increase our sales and marketing activities associated with implementing our strategy, mainly in the United States, Japan, Europe, Asia Pacific and China, and otherwise continue to invest capital in the development and expansion of our products and our business generally, including the commitment of substantial resources toward reimbursements and clinical studies.
Our ability to continue our growth and achieve profitability depends, in part, on the global economy and the growth rates and changes in trends in industries in which we operate, including the availability of reimbursement for the use of our products by medical insurance companies as described elsewhere in this prospectus, as well as the level of market acceptance of our products and services. As such, our results may be adversely affected if, among other things, there is an economic slowdown or a failure of our products to achieve market recognition or demand.
Financial Overview
Revenues
Our revenues consist primarily of sales of our WatchPAT family of products and, to a lesser extent, our EndoPAT product and related services to hospitals, clinics and physicians’ practices, including health management organizations, or HMOs, directly as well as through distribution channels. These products are offered mainly as a combination of Test as a Service, or TaaS (as part of our TSS program in the cardiology field in the United States), capital equipment (which can be used for several years) and one-time disposable probes. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies and Significant Judgments and Estimates — Revenue Recognition” below.
Cost of Revenues
Our cost of revenues consists of costs of raw materials and subcontractors, as well as labor, utility and maintenance costs associated with the operation of our manufacturing facility, depreciation and shipping and handling.
Operating Expenses
Our current operating expenses consist of three components:
•
Selling and Marketing.   Our selling and marketing expenses consist primarily of salaries, including share-based compensation and related personnel expenses to selling, marketing and business development personnel, sales commission and related personnel expenses, sales offices maintenance, administrative costs conferences and trade shows, advertising and marketing, cost of third-party consultants (including in respect of our efforts to increase the number of insurers entitled to reimbursement for use of our products) and travel expenses.

•
Research and Development.   Our research and development expenses consist primarily of salaries, including share-based compensation and related personnel expenses, cost of third-party consultants, advisory board, raw materials, costs related to conducting clinical studies, patent costs, regulatory costs and travel expenses. Some development costs that relate to development of products or processes that are technically and commercially feasible and for which we have sufficient resources to complete development and intent to use or sell them are capitalized and subsequently amortized.

•
General and Administrative.   General and administrative expenses consist primarily of salaries, including share-based compensation and related personnel expenses, professional service fees for accounting, legal, bookkeeping, directors’ fees and associate costs, and doubtful debts.

Financial Expenses and Income
Financial expenses and income consist primarily of interest expenses and exchange rate differences on loans and lease liabilities, interest income and exchange rate differences on bank deposits and marketable securities and changes in the fair value of warrants which expired in May 2019, and embedded warrants of our convertible notes that were fully repaid in February 2018, interest expenses and exchange rate differences on such convertible notes, change in the fair value of marketable securities and foreign currencies gains or losses. The warrants, including the embedded warrants in our convertible notes, were measured on each reporting date and the results from the changes in their fair value which was being impacted, among other things, by the changes in our share price were included in financial expenses or income, net. Typically, when the share price increased, the fair value of the warrants and the embedded warrants increased, which resulted in higher net financial expenses, and when share price decreased, the fair value of the embedded warrants decreased, which resulted in lower net financial expenses or in net financial income.
Taxes on Income
We are subject to income taxes in Israel, the United States, the Netherlands and Japan. Our Japanese subsidiary is in the process of being dissolved.
Critical Accounting Policies and Significant Judgments and Estimates
The preparation of financial statements in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of assets, liabilities, revenues and expenses during the reporting period.

The accounting estimates used in the preparation of our financial statements require management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management prepares the estimates based on past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Actual results may differ from these estimates under different assumptions or conditions. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any affected future periods.
While our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies are most critical to understanding and evaluating our reported financial results.
Revenue Recognition
As from January 1, 2018, we apply the following accounting policies under IFRS 15, Revenues from Contracts with Customers.
We recognize revenues when the customer obtains control over the products or services that have been secured, net of provision for returns and discounts. The revenue is measured according to the amount of consideration that we expect to be entitled to in return for the transfer of products or services promised to the customer, other than amounts collected in favor of third parties.
We recognize estimated sales discounts as a reduction of sales in the same period at which revenue is recognized. We adjust reserves to reflect differences between estimated and actual. We estimate our sales returns reserve based on historical return rates and analysis of specific accounts.
When we sell our products through distributors, revenue is being recognized upon delivery of the product to the distributor, as the distributor does not have the right to return and the control over the products is transferred at this point in time.
We account for a contract with a customer only when the following conditions are met: (i) the parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them; (ii) we can identify the rights of each party in relation to the products or services that will be transferred; (iii) we can identify the payment terms for the products or services that will be transferred; (iv) the contract has a commercial substance (i.e., the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and (v) it is probable that the consideration, to which we are entitled to in exchange for the products or services transferred to the customer, will be collected.
If a contract with a customer does not meet all of the above criteria, consideration received from the customer is recognized as a liability until the criteria are met or when one of the following events occurs: (i) we have no remaining obligations to transfer products or services to the customer and any consideration promised by the customer has been received and cannot be returned; or (ii) the contract has been terminated and the consideration received from the customer cannot be refunded.
We identify products or services promised to the customer as being distinct performance obligations when the customer can benefit from the products or services on their own or in conjunction with other readily available resources and our promise to transfer the products or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer products or services is separately identifiable, we examine whether we are providing a significant service of integrating the products or services with other products or services promised in the contract into one integrated outcome that is the purpose of the contract.
Products or services that are not considered as being distinct are grouped together as a single performance obligation. The revenue from each such performance obligation is recognized upon transfer of control over the promised products or services to customer. In general, we allocate the transaction price to the identified performance obligations in the contract, based on the relative stand-alone selling prices when the products or services are sold separately. In cases where the products or services are not sold separately, for example, in the case of installations or training, we establish the stand-alone selling price assigned to that performance obligation, based on estimated costs plus a reasonable margin.

Significant financing component in installment sales is separated in determining the transaction price.
As applicable to us, revenues from sales agreements consisting of multiple products or services, such as devices, consumables, access to our CloudPAT application, WatchPAT Direct logistic services and support, extended warranty and other service agreements, are separated into different performance obligations, based on its relative fair values, and revenue is separately recognized for each performance obligation.
We recognize revenue from renting our products over the rent term, in conformity with the agreement with the customer.
Since 2015, we have focused on offering TSS to our customers focusing on the cardiology market through various business models; however, TaaS, is the primary model we utilized to date. In the TaaS model, the medical practice or physician ordering the TaaS pays a fixed fee per HSAT that includes all the components associated with the test, including the disposable biosensor, hardware rental fees and access to our CloudPAT platform. Under the TaaS model, some rent agreements of the WatchPAT family of products are made for a period of one to two years. The rental fees are separated under the relative fair value approach.
In some cases, we handle sale transactions of these devices as a finance lease and recognize revenue in respect of the products supplied at the commencement date of the lease. When these transactions include multiple performance obligations, revenue is recognized based on the relative stand-alone selling prices of each performance obligation in the transaction when they are sold separately.
Operating lease arrangements offer customers theft or loss warranty, for which if elected, we make appropriate provision for their replacement.
Revenue is recognized when we satisfy a performance obligation by transferring control over the promised products or services to the customer. Sale of devices and disposables are generally recognized upon shipment. Services (including extended warranty) are recognized ratably over time.
A contract asset is recognized when we have a right to consideration for products or services, we transferred to the customer that is conditional on other than the passing of time, such as our future performance. Contract assets are classified as receivables when the rights in their respect become unconditional.
A contract liability is recognized when we have an obligation to transfer products or services to the customer for which we received consideration (or the consideration is payable) from the customer. An asset and liability relating to the same contract are presented on a net basis in the statement of financial position. On the other hand, a contract asset and contract liability deriving from different contracts are presented on a gross basis in the statement of financial position.
As to the accounting policy applied in periods prior to January 1, 2018, see Note 2q to our audited consolidated financial statements included elsewhere in this prospectus.
Discount Rate for Lease liabilities
Lease contracts that give us control over the use of the leased asset over a period of time for consideration, are treated as leases. At the initial recognition, we recognize a liability at the present value of the lease payments (these payments do not include certain variable lease payments) discounted using the interest rate implicit in the lease or, if that rate cannot be readily determinable, our incremental borrowing rate, and at the same time we recognize the right to use in the amount of the lease liability, adjusted for prepaid or accrued lease payments, plus any direct costs incurred in respect of the lease.
An increase or decrease in the incremental borrowing rate will be reflected in a decrease or increase in the lease liability or in the right-of use asset and in the depreciation and financial expenses that will be recognized in the statement of operations.
Derivatives
We recognize all derivative instruments as assets or liabilities in the statements of financial position at their estimated fair values, and the changes in such fair values are recognized in the statements of operations within “financial income (expenses), net” for the period in which they occur. During the reported periods, we did not have derivatives designated as hedges. We review our contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statements of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments.
Derivatives with either a conversion price or an exercise price that are denominated in NIS, a currency different than our functional currency, are accounted for as a derivative financial instrument measured at fair value through the statements of operations on each reporting date and constitute a liability.
The fair value of derivatives which are embedded in our formerly outstanding convertible notes is measured based on direct or indirect observed market data, using the binomial model, based on relevant parameters of the conditions of the convertible notes which have been identified for determining the fair value of the warrant component.
The Warrants (Series 4), which were traded on the TASE, and the Viola Warrants were essentially identical in their conditions (both expired in May 2019). We believed that there was no active market for the traded Warrants (Series 4), primarily due to an ongoing gradual decline in the frequency and volume of trading in such warrants with significant variance in the transactions prices of the warrants without a corresponding material change in the share price, and often with a negative correlation between the change in the share price and the change in the warrants price. Consequently, we estimated the fair value of the Warrants (Series 4) and the Viola Warrants based on observable market data, directly or indirectly, based on the binomial model and based on relevant parameters of the terms of the Warrants (Series 4) and the Viola Warrants.
The following parameters were used in the calculation of the fair value of the above derivatives, using the binomial model: discount rate for notes (yield to maturity of the notes), the discount rate of the Viola Warrants and Warrants (Series 4) (risk free interest), the share price and standard deviation of the share price.
Recently Issued Accounting Pronouncements
For information with respect to recent accounting pronouncements, see Note 2u to our audited consolidated financial statements included elsewhere in this prospectus.
Seasonality
We have not identified seasonal effects in relation to a specific quarter or quarters in our business. However, in the past several years, the results of our first quarter were typically weaker than other quarters, which may be due to some of our customers capital expenditures cycles, which are not in our control. In the first quarter, our results can be impacted by the resetting of annual United States patient healthcare insurance plans deductibles, which may cause delays in patients seeking our solutions.
Results of Operations
The following discussion of our results of operations for the nine-month periods ended September 30, 2019 and September 30, 2018 and the years ended December 31, 2018, December 31, 2017 and December 31, 2016, including the following tables, which present selected financial information data in U.S. dollars and as a percentage of total revenues, is based upon our consolidated statements of operations contained in our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(in thousands, except per share data)
	(Unaudited)
Consolidated Statements of Operations Data:
Revenues	$21,493	$17,607	$24,189	$20,701	$18,440
Cost of revenues	4,869	4,239	5,726	5,002	4,979
Gross profit	16,624	13,368	18,463	15,699	13,461
Operating expenses:
Selling and marketing expenses	12,985	9,242	12,699	12,140	14,035
Research and development expenses	3,165	2,761	3,638	4,129	3,225
General and administrative expenses	4,491	3,932	5,247	5,278	6,213
Total operating expenses	20,641	15,935	21,584	21,547	23,473
Operating loss	(4,017)	(2,567)	(3,121)	(5,848)	(10,012)
Financial income from cash, bank deposits and investments	336	237	244	1,591	716
Financial expenses from leases, notes, loans and other	(895)	(961)	(1,161)	(4,884)	(4,760)
Gain (loss) from derivative instruments, net	442	1,886	2,433	3,925	(216)
Financial income (expenses), net	(117)	1,162	1,516	632	(4,260)
Loss before income taxes	(4,134)	(1,405)	(1,605)	(5,216)	(14,272)
Taxes on income	(135)	(110)	(124)	(85)	(131)
Net loss	$(4,269)	$(1,515)	$(1,729)	$(5,301)	$(14,403)
Loss per share:
Basic	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.05)
Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.05)

	Nine Months Ended September 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(Unaudited)
Consolidated Statements of Operations Data:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	22.7	24.1	23.7	24.2	27.0
Gross profit	77.3	75.9	76.3	75.8	73.0
Operating expenses:
Selling and marketing expenses	60.4	52.5	52.5	58.6	76.1
Research and development expenses	14.7	15.7	15.0	19.9	17.5
General and administrative expenses	20.9	22.3	21.7	25.5	33.7
Total operating expenses	96.0	90.5	89.2	104.0	127.3
Operating loss	(18.7)	(14.6)	(12.9)	(28.2)	(54.3)
Financial income from cash, bank deposits and investments	1.6	1.4	1.0	7.6	3.9
Financial expenses from leases notes, loans and other	(4.2)	(5.5)	(4.8)	(23.6)	(25.8)
Gain (loss) from derivative instruments, net	2.1	10.7	10.1	19.0	(1.2)
Financial income (expenses), net	(0.5)	6.6	6.3	3.0	(23.1)
Loss before income taxes	(19.2)	(8.0)	(6.6)	(25.2)	(77.4)
Taxes on income	(0.7)	(0.6)	(0.5)	(0.4)	(0.7)
Net loss	(19.9)%	(8.6)%	(7.1)%	(25.6)%	(78.1)%
Comparison of the Nine months Ended September 30, 2019 to the Nine months Ended September 30, 2018
Revenues
The following tables provide a breakdown of our revenues, by line of product and by geographic area, during the nine-month periods ended September 30, 2019 and 2018, as well as the percentage change between such periods:
	Nine months Ended September 30,		Increase %
	2019	2018
	(in thousands)
WatchPAT and other related services	$19,906	$16,382	21.5
EndoPAT and other related services	1,587	1,225	29.5
Total	$21,493	$17,607	22.1

	Nine months Ended September 30,		Increase %
	2019	2018
	(in thousands)
United States and Canada	$15,461	$13,002	18.9
Japan	2,595	2,492	4.1
Europe	2,367	1,147	106.4
Asia Pacific (excluding Japan)	643	621	3.5
Other	427	345	23.8
Total	$21,493	$17,607	22.1
Our revenues in the nine months ended September 30, 2019 increased by 22.1% to $21.5 million, compared with $17.6 million in the nine months ended September 30, 2018. The increase is mainly attributable to an increase of 21.5% in revenues from sales of our WatchPAT family of products and an increase of 29.5%, in the revenues from sale of our EndoPAT product in the nine months ended September 30, 2019, compared with the nine months ended September 30, 2018.
The increase in revenues from sale of our WatchPAT family of products in the nine-month period ended September 30, 2019, is mainly associated with the following: (i) an increase of 31.3% in sales of disposables in the United States which is attributable to an increase in the volume of disposables being used with each WatchPAT test sold in the United States; and (ii) an increase of 8.9% in sales in Japan, which is attributable to an increase in the volume of sales in such territory.
The increase in revenues from sale of our EndoPAT product in the nine-month period ended September 30, 2019, is primarily associated with a purchase order of approximately $1.1 million for EndoPAT, from an existing customer in the pharmaceutical industry, pursuant to an existing framework agreement, out of which revenues of  $0.7 million were recognized in the nine-month period ended September 30, 2019. We estimate that this order is not necessarily indicative of future levels of orders by said customer or of the EndoPAT product.
The portion of revenues from the sale of disposables out of total revenues in the nine-month period ended September 30, 2019 increased to 61.6%, from 56.4% in the nine-month period ended September 30, 2018 (such portion in the United States increased to 70.0% in the nine-month period ended September 30, 2019, from 62.8% in the nine-month period ended September 30, 2018), while the ratio of revenues from the sale of devices out of total revenues in the nine-month period ended September 30, 2019 decreased to 30.1%, from 33.2% in the nine-month period ended September 30, 2018. The change in the ratio between revenues from sale of disposables and sale of devices in the comparison periods was mainly attributed to an increase in the number of WatchPAT tests (and hence, use of disposables) conducted during such periods, primarily in the United States.
Revenues from each of the other services, such as access to our CloudPAT platform, WatchPAT Direct logistic services and support and other service agreements were also immaterial in each of the nine-month periods ended September 30, 2019 and 2018 and represented less than 5% of our total revenues during such periods.
Cost of Revenues and Gross Profit
Our cost of revenues for the nine months ended September 30, 2019 increased by 14.9% to $4.9 million, compared with $4.2 million in the nine months ended September 30, 2018, whereas our gross profit for the nine months ended September 30, 2019 increased by 24.4% to $16.6 million, compared with $13.4 million in the nine months ended September 30, 2018. The increase in absolute gross profit is primarily due to our increased volume of sales. The increase in our gross profit margin to 77.3% in the nine months ended September 30, 2019, from 75.9% in the nine months ended September 30, 2018 is primarily attributable to: (i) allocation of fixed costs and overhead expenses on a higher volume of sales; and (ii) increased efficiency and cost reduction in the production process.

Operating Expenses
The following table sets forth a breakdown of our operating expenses (excluding cost of revenues) for the nine-month periods ended September 30, 2019 and 2018, as well as the percentage change between such periods:
	Nine months Ended September 30,		Increase %
	2019	2018
	(in thousands)
Selling and marketing	$12,985	$9,242	40.5
Research and development	3,165	2,761	14.6
General and administrative	4,491	3,932	14.2
Total	$20,641	$15,935	29.5
Selling and Marketing
Selling and marketing expenses for the nine months ended September 30, 2019 increased by 40.5% to $13.0 million, compared with $9.2 million in the nine months ended September 30, 2018. This increase is primarily due to an increase in employee related costs (including payroll, share-based compensation, sales commissions and travel expenses) associated with the expansion of the U.S. sales team into new geographical territories and verticals (27 territories and verticals as of September 30, 2019, compared to 21 territories and verticals as of September 30, 2018).
Research and Development
Research and development, or R&D, expenses increased by 14.6% to $3.2 million in the nine months ended September 30, 2019, compared with $2.8 million in the nine months ended September 30, 2018. This increase is primarily due to an increase in employee related costs related to recruitment of new R&D personnel, offset by a decrease in expenses associated with clinical studies.
General and Administrative Expenses
General and administrative, or G&A, expenses increased by 14.2% to $4.5 million in the nine months ended September 30, 2019, compared with $3.9 million in the nine months ended September 30, 2018. This increase is primarily due to due to additional legal, audit and other expenses relating to the listing of the Company’s American Depositary Shares, or ADSs, on Nasdaq in February 2019.
Operating Loss
Based on the foregoing, our operating loss increased from $2.6 million in the nine months ended September 30, 2018 to $4.0 million in the nine months ended September 30, 2019.
Financial Income (Expenses), Net
Financial expenses, net for the nine months ended September 30, 2019 were $0.1 million, compared to financial income, net of  $1.2 million in the nine months ended September 30, 2018. The change is primarily because in the nine months ended September 30, 2018, we incurred net gain from changes in the fair value of derivative instruments, which amounted to $1.9 million, compared with $0.4 million in the nine months ended September 30, 2019. In addition, in the nine months ended September 30, 2019 there was a decrease of  $0.1 million in financial expenses, mainly due to a decrease in financial expenses relating to the convertible notes which were fully repaid in February 2018, offset by interest expenses in respect of lease liabilities as a result of the implementation of IFRS 16, Leases. In addition, there was an increase of  $0.1 million in financial income from cash, bank deposits and investments, as a result of an increase in cash balances resulting from the cash raised in a private placement in the first quarter of 2019.
The decrease in gain with respect to derivative instruments in the nine months ended September 30, 2019 is due to change in the fair value of the Warrants (Series 4) and the Viola Warrants and the warrants embedded in our formerly outstanding convertible notes. According to IFRS, a valuation at each reporting date of such derivative instruments is required since they are denominated in NIS. The fair value is primary impacted by our share price and the reduction of the maturity period.
Net Loss
Net loss for the nine months ended September 30, 2019 increased by $2.8 million, or 181.8%, to $4.3 million, compared with a net loss of  $1.5 million in the nine months ended September 30, 2018. This increase is primarily attributable to the transition from net financial income to net financial expenses and an increase in our operating loss, as described above.
Comparison of the Year Ended December 31, 2018 to the Year Ended December 31, 2017
Revenues
The following tables provide a breakdown of our revenues, by line of product and by geographic area, during the years ended December 31, 2018 and 2017, as well as the percentage change between such years:
	Year Ended December 31,		Increase (decrease) %
	2018	2017
	(in thousands)
WatchPAT and other related services	$22,384	$18,105	23.6
EndoPAT and other related services	1,805	2,596	(30.5)
Total	$24,189	$20,701	16.8

	Year Ended December 31,		Increase %
	2018	2017
	(in thousands)
United States and Canada	$17,582	$14,764	19.1
Japan	3,374	2,965	13.8
Europe	1,885	1,746	8.0
Asia Pacific (excluding Japan)	849	759	11.9
Other	499	467	6.9
Total	$24,189	$20,701	16.8
Our revenues in 2018 increased by 16.8% to $24.2 million, compared with $20.7 million in 2017. The increase is mainly attributable to an increase of 23.6% in revenues from sales of our WatchPAT family of products, which was partially offset by a decrease of  $0.8 million, or 30.5%, in the revenues from sales of our EndoPAT product in 2018, compared with 2017.
The increase in revenues from sales of our WatchPAT family of products in 2018 is mainly associated with the following: (i) an increase in the volume of sales of disposables being used with each WatchPAT test sold in the United States; and (ii) a 23.2% increase in WatchPAT sales in Japan, which is attributable to an increase in the volume of sales of WatchPAT in such territory.
The decrease in revenues from sales of our EndoPAT product in 2018 is primarily due to a continued decrease in our sales and marketing efforts of this product, which is consistent with the trend of decreased volume of sales of the EndoPAT product in recent years.
The portion of revenues from the sale of disposables out of total revenues in 2018 slightly increased to 54.9%, from 54.8% in 2017 (such portion in the United States slightly increased to 62.4% in 2018, from 61.7% in 2017), while the portion of revenues from the sale of devices out of total revenues in 2018 decreased to 33.9%, from 36.3% in 2017. The change in the ratio between revenues from sale of disposables and sale of devices in the comparison years was mainly attributed to an increase in the number of WatchPAT tests (and hence, use of disposables) conducted during such years, primarily in the United States.

Revenues from each of the other services, such as access to our CloudPAT platform, WatchPAT Direct logistic services and support and other service agreements were also immaterial in each of 2018 and 2017 and represented less than 5% of our total revenues in each of these years.
Cost of Revenues and Gross Profit
Our cost of revenues for 2018 increased by 14.5% to $5.7 million, compared with $5.0 million in 2017, whereas our gross profit for 2018 increased by 17.6% to $18.5 million, compared with $15.7 million in 2017. The increase in absolute gross profit is primarily due to our increased volume of sales. The increase in our gross profit margin to 76.3% in 2018 from 75.8% in 2017, is primarily attributable to: (i) allocation of fixed costs and overhead expenses on a higher volume of sales; and (ii) increased efficiency and cost reduction in the production process.
Operating Expenses
The following table sets forth a breakdown of our operating expenses (excluding cost of revenues) for the years ended December 31, 2018 and 2017 as well as the percentage change between such years:
	Year Ended December 31,		Increase (decrease) %
	2018	2017
	(in thousands)
Selling and marketing	$12,699	$12,140	4.6
Research and development	3,638	4,129	(11.9)
General and administrative	5,247	5,278	(0.6)
Total	$21,584	$21,547	0.2
Selling and Marketing
Selling and marketing expenses for 2018 increased by 4.6% to $12.7 million, compared with $12.1 million in 2017. This increase is primarily due to the following: (i) an increase in employee related costs (including payroll, share-based compensation, sales commissions and travel expenses), mostly related to recruitment of personnel in the United States; and (ii) an increase in consulting and legal expenses, mainly additional expenses related to our efforts to increase the insurance coverage for reimbursement for use of our products. This increase was partially offset by (i) a decrease of employee related costs (including payroll, share-based compensation, sales commissions and travel expenses), related to our Japanese subsidiary; and (ii) a decrease in advertising, public relations and sales promotion expenses, including expenses relating to marketing campaigns and trade shows.
Research and Development
R&D expenses decreased by 11.9% to $3.6 million in 2018, compared with $4.1 million in 2017. This decrease is primarily due to the following: (i) a decrease in expenses associated with a clinical study in the United States carried out in 2017 and 2018 in order to expand the acquaintance of the medical community with our PAT signal technology; and (ii) a decrease in expenses related to consultants and subcontractors. This increase was partially offset by an increase in employee related costs related to recruitment of new R&D personnel.
General and Administrative Expenses
G&A expenses slightly decreased by 0.6% to $5.2 million in 2018, compared with $5.3 million in 2017. This decrease is primarily attributable to a decrease of  $0.1 million in allowance for doubtful debts and a decrease in share-based compensation expenses that was partially offset by an increase in employee related costs.
Operating Loss
Based on the foregoing, our operating loss decreased from $5.8 million in 2017 to $3.1 million in 2018.

Financial Income, Net
Financial income, net for 2018 was $1.5 million, compared to $0.6 million in 2017. The change is primarily because in 2018 we incurred net gain from changes in the fair value of derivative instruments, which amounted to $2.4 million, compared with $3.9 million in 2017. This gain was partially offset by (i) financial expenses from notes, loans and other in the amount of  $1.2 million in 2018, compared with $4.9 million in 2017, mainly attributable to the full repayment of the remainder of the principal amount of the convertible notes in February 2018; and (ii) financial income from cash and investments in the amount of  $0.2 million in 2018, compared with $1.6 million in 2017, mainly due to decrease in cash and investments balances as a result of the full repayment of the remainder of the principal amount of the convertible notes in February 2018.
The decrease in gain with respect to derivative financial instruments in 2018 is due to change in the fair value of the Viola Warrants we issued in November 2015 and January 2016, Warrants (Series 4) we issued to our shareholders as part of a rights offering in December 2015 and the warrants embedded in our formerly outstanding convertible notes. According to IFRS, a valuation at each reporting date of such derivative instruments is required since they are denominated in NIS. The fair value is primary impacted by our share price and the reduction of the maturity period.
Net Loss
Net loss for 2018 decreased by $3.6 million, or 67.4%, to $1.7 million, compared with a net loss of $5.3 million in 2017. This decrease is primarily attributable to the decrease in our operating loss and by the increase in net financial income, as described above.
Comparison of the Year Ended December 31, 2017 to the Year Ended December 31, 2016
Revenues
The following tables provide a breakdown of our revenues, by line of product and by geographic area, during the years ended December 31, 2017 and 2016, as well as the percentage change between such years:
	Year Ended December 31,		Increase (decrease) %
	2017	2016
	(in thousands)
WatchPAT and other related services	$18,105	$15,697	15.3
EndoPAT and other related services	2,596	2,743	(5.4)
Total	$20,701	$18,440	12.3

	Year Ended December 31,		Increase (decrease) %
	2017	2016
	(in thousands)
United States and Canada	$14,764	$13,343	10.6
Japan	2,965	2,161	37.2
Europe	1,746	1,542	13.2
Asia Pacific (excluding Japan)	759	1,017	(25.4)
Other	467	377	23.9
Total	$20,701	$18,440	12.3
Our revenues in 2017 increased by 12.3% to $20.7 million, compared with $18.4 million in 2016. The increase is mainly attributable to an increase of 15.3% in revenues from sales of our WatchPAT family of products that was partially offset by a decrease of  $0.1 million, or 5.4%, in the revenues from sales of our EndoPAT product in 2017, compared with 2016.

The increase in revenues from sales of our WatchPAT family of products in 2017 is mainly associated with (i) an increase in the volume of sales of disposables being used with each WatchPAT test sold in the U.S.; and (ii) an increase in the volume of sales of WatchPAT units in Japan.
The decrease in revenues from sales of EndoPAT in 2017 is primarily due to (i) a continued decrease in our sales and marketing efforts of this product, which is consistent with the trend of decreased volume of sales of the EndoPAT product in recent years; and (ii) the decrease in the volume of sales to research institutions which purchase this product, associated with the reduction of research funds available to such customers.
The portion of revenues from the sale of disposables out of total revenues in 2017 increased to 54.8%, from 49.5% in 2016 (such portion in the U.S. increased to 61.7% in 2017, from 53.6% in 2016), while the portion of revenues from the sale of devices out of total revenues in 2017 decreased to 36.3%, from 40.0% in 2016. The change in the ratio between revenues from sale of disposables and sale of devices in the comparison years was mainly attributed to an increase in the number of WatchPAT tests (and hence, use of disposables) conducted during such years, primarily in the U.S.
Revenues from sales of CPAP device were immaterial in each of 2017 and 2016 and represented less than 4.0% of our total revenues in each of these years. Revenues from each of the other services, such as access to our CloudPAT platform, WatchPAT Direct logistic services and support and other service agreements were also immaterial in each of 2017 and 2016 and represented less than 5% of our total revenues in each of these years.
Cost of Revenues and Gross Profit
Our cost of revenues for 2017 was $5.0 million, similar to 2016, whereas our gross profit for 2017 increased by 16.6% to $15.7 million, compared with $13.5 million in 2016. The increase in absolute gross profit is primarily due to our increased volume of sales. The increase in our gross profit margin, to 75.8% in 2017 from 73.0% in 2016, is primarily attributable to: (i) allocation of fixed costs and overhead expenses on a higher volume of sales; (ii) increased efficiency and cost reduction in the production process; and (iii) in 2016, a mixture of products with a lower gross margin, such as the CPAP devices sold during 2016.
Operating Expenses
The following table sets forth a breakdown of our operating expenses (excluding cost of revenues) for the years ended December 31, 2017 and 2016 as well as the percentage change between such years:
	Year Ended December 31,		Increase (decrease) %
	2017	2016
	(in thousands)
Selling and marketing	$12,140	$14,035	(13.5)
Research and development	4,129	3,225	28.0
General and administrative	5,278	6,213	(15.0)
Total	$21,547	$23,473	(8.2)
Selling and Marketing
Selling and marketing expenses for 2017 decreased by 13.5% to $12.1 million, compared with $14.0 million in 2016. This decrease is primarily attributable to a decrease of  $1.8 million in employee related costs (including payroll, share-based compensation and travel expenses), mostly related to the reduction in the mid-management team of the U.S. Subsidiary as part of our new strategy and the reduction in the operations (including personnel) of our Japanese subsidiary.
Research and Development
R&D expenses increased by 28.0% to $4.1 million in 2017, compared with $3.2 million in 2016. This increase is primarily due to the following: (i) a clinical study in the U.S. carried out in 2017 in order to expand the acquaintance of the medical community with our PAT signal technology; and (ii) an increase in employee related costs associated with new R&D projects.
General and Administrative Expenses
G&A expenses decreased by 15.0% to $5.3 million in 2017, compared with $6.2 million in 2016. This decrease is primarily attributable to a decrease of  $0.7 million in allowance for doubtful debts and a decrease in share-based compensation expenses that was partially offset by an increase in employee related costs.
Operating Loss
Based on the foregoing, our operating loss decreased from $10.0 million in 2016 to $5.8 million in 2017.
Financial Income (Expenses), Net
Financial income, net for 2017 was $0.6 million, compared to financial expenses, net of  $4.3 million in 2016. The change is primarily because in 2017, we incurred a net gain from change in fair value of derivative instruments, which amounted to $3.9 million, compared to a net loss from derivative instruments of  $0.2 million in 2016. This gain was partially offset by financial expenses from notes and loans in the amount of  $4.9 million in 2017, compared with $4.8 million in 2016.
The transition from loss to gain with respect to derivative instruments is due to change in the fair value of the Warrants (Series 4) and the Viola Warrants and the warrants embedded in our formerly outstanding convertible notes. According to IFRS, a valuation at each reporting date of such derivative instruments is required since they are denominated in NIS. Fair value is primary impacted by our share price and the reduction of the maturity period.
Net Loss
Net loss for 2017 decreased by $9.1 million, or 63.2%, to $5.3 million, compared with a net loss of $14.4 million in 2016. This decrease is primarily attributable to the decrease in our operating loss and the transition from net financial expenses to net financial income, as described above.
Impact of Currency Fluctuations and of Inflation
Our financial results may be impacted by foreign currency fluctuations and inflation although, except as set forth below, foreign currency fluctuations and the rate of inflation did not have a material impact on our financial results in the past three years.
Since the majority of our revenues are paid in or linked to the U.S. dollar, we believe that inflation and fluctuations in the NIS and U.S. dollar exchange rate have no material effect on our revenues. However, a significant portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS and, consequently, inflation in Israel and fluctuations in the U.S. dollar/NIS exchange rate may have an impact on our expenses and, as a result, on our net income or loss. Our NIS costs, as expressed in U.S. dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. To protect against the changes in value of forecasted foreign currency cash flows resulting from payments in NIS, we maintain liquid means on hand in NIS and U.S. dollar and we execute, from time to time, hedging transactions in accordance with our needs. As of September 30, 2019, we did not enter into any hedging transactions. Even if we enter into such hedging transactions, these measures may not adequately protect us from material adverse effects due to the impact of currency fluctuations or inflation.
Liquidity and Capital Resources
Since our incorporation in 1997, we have incurred operating and net losses in most of our years of operation. As of September 30, 2019, we had an accumulated deficit of approximately $108.9 million. We expect to continue to incur operating and net losses for the foreseeable future, as we continue to invest in research and development and marketing and sales operations aimed at growing our business.

In the past several years, we financed our operations primarily through issuance of equity and debt to the public, private placements of our ordinary shares to institutional and other investors and loans from our major shareholders and commercial banks.
Our funding and treasury activities are conducted within corporate practices to maximize investment returns while maintaining appropriate liquidity for both our short and long-term needs. Cash and cash equivalents are held primarily in U.S. dollars and NIS. Marketable securities are currently held mainly in NIS.
As of September 30, 2019, we had $17.4 million in cash, cash equivalents and short-term bank deposits, compared with $6.5 million as of December 31, 2018.
As of September 30, 2019 and December 31, 2018, we did not have any debt to a third-party, other than the short-term loans from a bank under the Credit Agreement.
As of September 30, 2019, we had unutilized line of credit in the amount of  $10 million.
As of September 30, 2019, our working capital amounted to $15.6 million, compared with $6.2 million as of December 31, 2018.
Cash Flows
The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:
	Nine months Ended September 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(in thousands)
	(Unaudited)
Net cash used in operating activities*	$(2,157)	$(3,018)	$(3,883)	$(6,182)	$(10,630)
Net Cash provided by (used in) investing activities	(9,474)	2,956	2,799	(318)	(568)
Net Cash provided by (used in) financing activities	13,408	(140)	(85)	(10,324)	1,100
Increase (decrease) in cash and cash equivalents	$1,777	$(202)	$(1,169)	$(16,824)	$(10,098)

*
Including interest on our convertible notes and other liabilities.

Operating Activities
Cash flows from operating activities consist primarily of loss adjusted for various non-cash items, including depreciation and amortization, share-based compensation expenses and gain or loss from reevaluation of derivatives. In addition, cash flows from operating activities are impacted by changes in operating assets and liabilities, which include inventories, accounts receivable and other assets and accounts payable.
Net cash used in operating activities for the nine months ended September 30, 2019 was $2.2 million. This net cash used in operating activities primarily reflects a net loss of  $4.3 million, net of non-cash expenses, net of  $1.9 million, as well as an increase of  $1.2 million in inventories due to the aforesaid increase in revenues and the launch of the WatchPAT 300 and WatchPAT ONE products and interest of $0.2 million paid on our bank credit line, offset by an increase of  $1.3 million in accounts payable. Net non-cash expenses of  $1.9 million consisted primarily of depreciation and amortization of  $1.1 million, net financial expenses of  $0.2 million, share-based compensation of  $0.9 million, and an increase of $0.2 million in provision for doubtful and bad debt, offset by a net gain from changes in fair value of derivative instruments of  $0.4 million relating to warrants, mainly attributable to share price decrease.

Net cash used in operating activities for the nine months ended September 30, 2018 was $3.0 million. This net cash used in operating activities primarily reflects a net loss of  $1.5 million, net of non-cash expenses, net of  $0.1 million, an increase of  $0.3 million in inventories due to the aforesaid increase in revenues and the desire to hold inventory levels for one additional quarter, a decrease of  $0.1 million in accounts receivables, an increase of  $0.5 million in accounts payable and interest of  $0.7 million paid on our convertible notes and bank credit line. Net non-cash expenses of  $0.1 million consisted primarily of depreciation and amortization of  $0.4 million, net financial expenses of  $0.7 million, share-based compensation of  $0.8 million, and an increase of  $0.1 million in provision for doubtful and bad debt, offset by a net gain from changes in fair value of derivative instruments of  $1.9 million relating to warrants, including warrants embedded in our convertible notes, mainly attributable to share price decrease.
Net cash used in operating for the year ended December 31, 2018 was $3.9 million. This net cash used in operating activities primarily reflects a net loss of  $1.7 million, net of non-cash expenses, net of $0.1 million, an increase of  $1.0 million in trade receivables due to an increase in revenues in 2018, an increase of  $0.3 million in other accounts receivable, and an increase of  $0.3 million in inventories due to the aforesaid increase in revenues and the desire to hold inventory levels for one additional quarter, offset by an increase of  $0.3 million in accounts payable and interest of  $0.8 million paid on our convertible notes and bank credit line. Net non-cash expenses of  $0.1 million consisted primarily of depreciation and amortization of  $0.5 million, net financial cost of  $0.9 million, share-based compensation of $1.0 million, and an increase of  $0.1 million in provision for doubtful and bad debt, offset by a net gain from changes in fair value of derivative instruments of  $2.4 million relating to warrants, including warrants embedded in our convertible notes, mainly attributable to share price decrease.
Net cash used in operating activities for the year ended December 31, 2017 was $6.2 million. This net cash used in operating activities primarily reflects a net loss of  $5.3 million, net of non-cash expenses, net of  $1.2 million, an increase of  $0.8 million in trade receivables due to an increase in revenues in 2017 and an increase of  $0.7 million in inventories due to the aforesaid increase in revenues and the desire to hold inventories levels for one additional quarter, offset by an increase of  $0.6 million in accounts payable due to the increase in our level of operating expenses, and interest of  $1.4 million paid on our convertible notes. Net non-cash expenses of  $1.2 million consisted primarily of depreciation and amortization of  $0.5 million, net financial cost of  $3.1 million, and share-based compensation of $1.3 million, offset by a net gain from changes in fair value of derivative instruments of  $3.9 million relating to warrants, including warrants embedded in our convertible notes, mainly attributable to share price decrease.
Net cash used in operating activities for the year ended December 31, 2016 was $10.6 million. This net cash used in operating activities primarily reflects a net loss of  $14.4 million, net of non-cash expenses, net of  $7.4 million, an increase of  $1.5 million in trade receivables due to an increase in revenues in 2016, an increase of  $0.4 million in inventories, offset by an increase of  $0.5 million in accounts payable. Net non-cash expenses of  $7.4 million consisted primarily of depreciation and amortization of $0.4 million, net financial expenses of  $4.1 million, net loss from changes in fair value of derivative instruments of  $0.2 million relating to warrants, including warrants embedded in our convertible notes, increases of  $0.9 million in provision for doubtful and bad debt, and share-based compensation of $1.8 million.
Investing Activities
Net cash used in investing activities for the nine months ended September 30, 2019 was $9.5 million. This net cash used in investing activities is primarily attributable to investment in short-term bank deposits in the amount of  $9.0 million and capital expenditure and capitalized development costs of $0.4 million.
Net cash provided by investing activities for the nine months ended September 30, 2018 was $3.0 million. This net cash provided by investing activities is primarily attributable to realization of marketable securities in the amount of  $3.1 million.

Net cash provided by investing activities for the year ended December 31, 2018 was $2.8 million. This net cash provided by investing activities is primarily attributable to realization of marketable securities in the amount of  $3.1 million, offset by capital expenditures and capitalized development costs of $0.3 million.
Net cash used in investing activities for the year ended December 31, 2017 was $0.3 million. This net cash used in investing activities is primarily attributable to capital expenditures and capitalized development costs of  $0.3 million.
Net cash used in investing activities for the year ended December 31, 2016 was $0.6 million. This net cash used in investing activities is primarily attributable to capital expenditure and capitalized development costs of  $0.5 million.
Financing Activities
Net cash provided by financing activities for the nine months ended September 30, 2019 was $13.4 million. This net cash provided by financing activities is primarily due to net proceeds from issuance of shares in a private placement in the net amount of  $14.0 million, offset by principle element of lease payments in the amount of  $0.6 million.
Net cash used in financing activities for the nine months ended September 30, 2018 was $0.1 million. This net cash used in financing activities is primarily due to the second and final repayment of our convertible notes in the amount of  $9.9 million, offset by the gross proceeds of  $5.2 million from the private placement in May 2018 and a draw of  $5.0 million out of our bank credit line.
Net cash used in financing activities for the year ended December 31, 2018 was $0.1 million. This net cash used in financing activities is primarily due to the second and final repayment of our convertible notes in the amount of  $9.9 million and repayment of shareholders’ loan in the amount of  $0.4 million, offset by the proceeds of  $5.2 million from the private placement in May 2018 and a draw of $5.0 million out of our bank credit line.
Net cash used in financing activities for the year ended December 31, 2017 was $10.3 million. This net cash used in financing activities is primarily due to first repayment of our convertible notes in the amount of  $10.4 million, offset by exercises of stock options in the amount of  $0.1 million.
Net cash provided by financing activities for the year ended December 31, 2016 was $1.1 million. This net cash provided by financing activities is primarily due to net proceeds generated from the issuance of additional shares and warrants to Viola in the net amount of  $1.1 million.
Outlook
Currently, our principal commitments consist mainly of our lease obligations and bank credit line.
In light of our cash balances and other factors, including our ability to use our bank credit line, we believe that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements for a period of no less than 12 months from the date of this prospectus. However, from time to time, we intend to seek additional financing sources to maintain and grow our business.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations and Commitments
The following table summarizes our contractual obligations and commitments, as of December 31, 2018:
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Operating leases(1)	$2,073	$847	$1,226	$—	$—

(1)
Includes lease payments for our facilities, offices and motor vehicles. Such lease payments include $833,000 relating to a lease agreement of our offices in Israel which we extended in January 2019.

Severance payments of  $2.4 million as of December 31, 2018, are payable only upon termination, retirement or death of the respective employee. Of this amount, $0.2 million is unfunded. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table.
As required by IFRS, our obligation to pay royalties to the Israel Innovation Authority of the Israeli Ministry of Economy and Industry (formerly known as the Office of the Chief Scientist) is presented in our consolidated financial statements as part of our long-term liabilities and accrued expenses in respect of future sales of our products. However, since these obligations are contingent upon the volume and timing of sales of our products, we are unable to reasonably estimate the timing and scope of such payments and they are not specified in the table.
Quantitative and qualitative disclosures about market risks
Interest rate risk
We are subject to market risk from exposure to changes in interest rates relating to borrowings under our bank credit line, which carries interest at a rate that is based on the LIBOR. As of December 31, 2019, we had borrowings of approximately $5.0 million under the bank credit line. Based on the scheduled amount of the borrowings expected to be outstanding under such credit line in 2020, we estimate that each 10% increase in our borrowing rates would result in additional interest expense to us of approximately $50,000.
We follow an investment policy that was set by our Board of Directors whose primary objectives are to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Currently, we invest our free cash in bank deposits which are exposed to market risk due to fluctuation in interest rates, which may affect our interest, except that given the low levels of interest rates worldwide, our interest income is not material and a reduction in interest rates would not cause us a significant reduction in the absolute amounts of interest income to us. Our investment balances are comprised mainly of bank deposits. Because of their short-term nature, the carrying value of the bank deposits usually approximates their fair value.
Foreign currency exchange risk
Our functional and reporting currency is the U.S. dollar. Although the U.S. dollar is our functional currency, a significant portion of our expenses are denominated in NIS and a relatively small portion of our expenses is denominated in Euros, and currently most of our revenues are denominated in U.S. dollars. Therefore, our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, mainly against the NIS and the Euro Our NIS and Euro expenses consist principally of payroll to our employees in Israel, payments made to subcontractors for purchasing components to our products, research and development activities and marketing and sales activities. We anticipate that a significant portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. If the U.S. dollar fluctuates significantly against either the NIS or the Euro, it may have a negative impact on our results of operations. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition.

Due to the fact that exchange rates between the U.S. dollar and the NIS (as well as between the U.S. dollar and other currencies) fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated statements of operations. In order to reduce some of this currency exposure, we keep cash balances in NIS. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.
As of December 31, 2019, we did not enter into any hedge transaction but we may do so in the future. Even if we do enter into such hedge transactions in the future, we cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of fluctuations in currency exchange rates.
In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than the U.S. dollar, mainly in NIS and Euros. Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss.
Emerging growth company status
We qualify as an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to public traded entities that do not qualify as emerging growth companies. These exemptions include (i) the option to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, (ii) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002; and (iii) not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis). We may take advantage of these exemptions until the last day of 2024 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our share held by non-affiliates as of the last business day of our most recently completed second fiscal quarter, or we issue more than $1.0 billion of non-convertible debt securities over a three-year period. Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. We have elected to irrevocably opt out of this extended transition period and, as a result, we are required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.

BUSINESS
Overview
We are a medical technology company focused on the development and commercialization of non-invasive medical devices to aid in the diagnosis of respiratory sleep disorders. We use a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer, or DTC, markets. We offer a Total Sleep Solution, or TSS, to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare costs. In addition, we have recently begun offering our WatchPAT family of products and certain components of TSS to the DTC market.
Sleep apnea is a chronic disease impacting 54 million people in the United States and 26% of adults over the age of 40 in the United States. While sleep apnea used to be perceived as a lifestyle disease, with snoring and tiredness as the main implications, it is now known to be a major underlying risk factor and disease progression accelerator for most cardiovascular diseases, and many cognitive and neurodegenerative diseases. Despite the availability of easy to use and cost-effective diagnostic technology for over a decade, approximately 80% of people in the United States suffering from sleep apnea have never been diagnosed. In recent years, awareness of the importance of sleep in general, and the devastating effects that could result from sleep apnea, has been on the rise both in medical professional circles as well as with patients.
We believe a key competitive differentiator for us is the ability to measure and help diagnose sleep apnea through our proprietary software and algorithms which analyze the Peripheral Arterial Tone, or PAT, biological signal with other measurements, including actigraphy, heart rate, chest motion, body position and snoring. Our PAT-based technology is available throughout our prescription WatchPAT family of durable or disposable products. These simple to use, non-invasive watch-like devices utilize finger positioned bio-sensors to measure and record the patient’s PAT signal. This signal is transferred to our local software product, zzzPAT, or our cloud-based software product, CloudPAT, for analysis and reporting of sleep apnea diagnosis. These proprietary analyses’ results are automatically populated into an easy to read report that allows physicians to accurately diagnosis sleep apnea.
We keep developing our base core sleep business which consists of sleep physicians and practices, including independent diagnostic testing facilities, in order to provide services to patients who are suspected of suffering from sleep apnea. We believe that a substantial market share and broad stakeholders support from this segment are required foundations for success in the Cardiology and DTC markets. We believe that the WatchPAT technology, which is backed by a large body of evidence and was described by the 2017 American Academy of Sleep Medicine, or AASM, Clinical Practice Guideline as technically adequate, is positioned as the easiest to use and most comprehensive home sleep apnea test, or HSAT, in the market. We believe that through education, local sales and support field force and continued investment in traditional and online marketing as well as solid science and innovation programs, we will continue to gain market share and position WatchPAT as a leading HSAT device.
Our TSS is a comprehensive marketing program we offer to physicians that combines products and services, including our proprietary diagnostic aid and data analytics, logistic solutions and access to third-party sleep apnea treatment devices and their therapy compliance data and a network of independent diagnostics testing facilities, or IDTFs, and durable mobile equipment, or DMEs, providers. TSS is designed to allow any medical practice or physician that does not specialize in sleep, easy access to a comprehensive suite of products and services to aid in the diagnosis, transportation and handling, treatment and management of patients they suspect suffer from sleep apnea. We believe the combination of our proprietary test combined with the ease of having a single point of contact management of the diagnosis and treatment of sleep apnea provided by TSS has been a driver of the increased usage of our tests. Specific products and services included in the TSS program include CloudPAT, including remote interpretation and remote consultation, and SleePath for cloud-based data and information mobilization solutions, access to sleep apnea therapeutic products such as continuous positive airway pressure, or CPAP, devices, patient adherence management services and Mandibular Advancement Devices, or MADs, related services and logistic solutions such as WatchPAT Direct.

We focus on offering TSS to the cardiology market primarily through our Test as a Service, or TaaS, also known as Cost per Test model, which is the primary model we have utilized to date. The medical practice or physician ordering the TaaS pays a fixed fee per HSAT, that includes all the components associated with the test, including the disposable biosensor, hardware rental fees and access to our CloudPAT platform. In June 2019, we launched a limited program in two states with BioTel Heart, a division of BioTelemetry, Inc., or BioTel, the largest provider of ambulatory Holter and event monitoring services in the United States pursuant to which our TSS program is offered to BioTel’s clients, namely cardiologists and cardiology practices and departments, through BioTel Heart. This allows us to capitalize on the significantly larger presence of BioTel sales force in the United States at cardiology outpatient offices. In addition, the fact that BioTel Heart is already an established provider to cardiologists and cardiology practices and departments, eliminates the need for commercial and business associate contracting with such cardiologists and cardiology practices and departments, reduces the burden of IT clearances and streamlines ordering from a single portal. Under this model, cardiologists and cardiology practices and departments benefit from outsourcing the ownership, handling and billing of HSAT, while, however, forfeiting the opportunity to bill the technical component associated with it.
In 2019, we began focusing on the DTC market segment in order to address the recent surge in awareness of sleep apnea, harnessing the trend of consumers to seek more accessible and cost-effective solutions that bypass traditional physician referral systems. In this market segment, we offer our HSAT products and most of the TSS components, through channel partners, including SoClean Inc., or SoClean, that have a consumer market presence (whether online or offline) and the desire to identify and treat consumers at risk for sleep apnea, a full digital health sleep apnea solution which can be used by patients suspected to have sleep related breathing disorders at their home in accordance with a physician’s instructions, as authorized by qualified medical personnel. This solution is based on our HSAT products and most of the TSS components. We provide high quality digital health patient pathway management services through these partners. To facilitate the clinical oversight of the patients in this process, we have added remote online consultation capabilities to our CloudPAT system and created an online marketplace that connects patients in demand for clinical services with board certified physicians that offer their expertise. As a result, we will facilitate patient access to real time consultation, advice and prescriptions throughout the care pathway. In addition, we will facilitate access to reputable sleep practices and DME providers that have demonstrated their ability to set up CPAP therapeutic solutions remotely, as well as monitor and coordinate compliance. We believe that our digital health platform, which can facilitate the journey of patients from diagnosis to therapy and compliance in an easy, efficient and innovative manner within their homes, positions us for new growth opportunities.
Our Solutions
Our prescription WatchPAT proprietary product, which utilizes the PAT signal, is designed to enable patients to easily conduct sleep apnea tests in the comfort of their home while delivering the treating physicians with comprehensive, accurate and reliable results to aid in the diagnosis of sleep apnea. We believe that WatchPAT provides several key advantages over both in-lab polysomnography, or PSG, testing as well as other HSAT devices by offering the following key benefits: ease of use and patient comfort; accuracy; comprehensiveness; reliability; cost-effectiveness; and immediate and easy-to-read results.
We believe these advantages enable a shift in the “point of care” (the focal point at which the disease is being managed) of simple sleep apnea from sleep centers to the cardiology care point and directly to consumers. In particular, through our WatchPAT-related services, including CloudPAT, our cloud-based IT platform, and our TSS program, we offer physicians, including those in the cardiology market, an effective solution to manage the entire care pathway for patients suffering from sleep apnea by covering both the screening and diagnosis stage of sleep apnea, using our WatchPAT family of products, as well as, through the resale of devices of our business partners, treatment thereof.
Our Competitive Strengths
Our goal is to become a global leader in sleep apnea diagnostic aids and solutions as we continue to focus on advancing the standard of care in at-home respiratory sleep disorders. Our executive team has, collectively, over 198 years of experience in healthcare, developing and commercializing innovative medical technology products. We believe that our technology platform, combined with the following competitive strengths, will allow us to grow our presence and expand our market opportunity:
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An emerging market leader in at-home diagnosis of respiratory sleep disorders.   We have developed and are commercializing a novel, non-invasive medical device to aid in the diagnosis of sleep disorders. Our market leading TSS is optimized in a variety of clinical environments to optimize patient care and reduce healthcare costs. We believe that we are the market leader in at-home respiratory sleep disorder diagnostic aids. We also believe we have a significant and scaled first mover advantage over competitors, as our physicians have utilized our technology for more than 1.5 million patients.

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Proprietary technology with unique advantages over competitive devices.   Our solutions leverage innovative technological advancements that we believe give us a competitive advantage in the marketplace. We believe that there are several key advantages over in-lab PSG testing as well as other HSAT devices, including ease of use, patient comfort, comprehensiveness, enhanced accuracy and reliability with immediate results. The ease of use in which we are able to measure over seven sleep parameters, including true sleep time, is unmatched by most of our competitors and a significant differentiator within the HSAT device market.

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Significant body of clinical evidence and key opinion leader support.   We have developed a significant body of clinical data that demonstrates the effectiveness, success rate and potential long-term sustained benefits of respiratory sleep disorder diagnosis with our products compared to PSG tests. Peer-reviewed study results utilizing our products have been consistent across both funded and independent clinical studies that have evaluated tests from more than nine hundred patients. In recognition of the clinical evidence, the AASM changed their clinical guidelines in March 2017 to include PAT-based technology as technically adequate for use in HSAT devices to diagnose obstructive sleep apnea.

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Extensive reimbursement coverage and experience.   We work closely with governmental and private payors to educate them on our innovative features, technology differentiation, and cost benefits. We also work directly with clinicians to help them understand payor requirements for our products. Our solutions are broadly covered and recognized by third-party payors under Current Procedural Terminology, or CPT, codes, which are used by the Medicare program to describe sleep apnea testing services and establish payment amounts for those services. The CPT code that describes PAT-based HSAT services, 95800, is listed by the Medicare reimbursement fee schedule in 2020 at a rate approximately 40% greater than another CPT code describing HSAT devices that do not have sleep time technology, CPT code, 95806. Based on our estimates, our solutions have provider coverage for approximately 220 million lives in the United States. In addition to the United States, WatchPAT is also covered in Japan, the United Kingdom and other European regions.

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Demonstrated healthcare systems cost savings.   We believe our solutions offer meaningful cost savings for the healthcare system and patients, as compared to traditional respiratory sleep disorder diagnostic technologies. As demonstrated by the Health Provider System Study published in 2014, a transition from in-lab testing to unattended home sleep testing improved Obstructive sleep apnea, or OSA, test accessibility, reduced waiting time, and reduced overall OSA diagnosis costs while maintaining patient satisfaction.

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Strong research and development activities.   We are committed to continued technology innovation and investment which will allow us to achieve significant product improvements. For example, in March 2019 we began commercializing in the United States our latest WatchPAT 300, a new generation of the WatchPAT line of products which is designed to expedite data transfer and allow the use of a lighter and smaller watch. In June 2019 we received FDA 510(k) clearance for what we believe to be the first and only fully disposable home sleep apnea test, the WatchPAT ONE, a prescription device for use with patients suspected to have sleep related breathing disorders. The WatchPAT ONE is indicated as a diagnostic aid for the detection of sleep related breathing disorders, sleep staging, snoring level and body position.
Our Growth Strategy
Our goal is to become a world leader in innovative technology platforms for home-based sleep apnea diagnostic aids and solutions. The key elements of our strategy include:
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Expand our market presence and focus on our primary call-points.   We plan to leverage our technology platforms to focus on capitalizing on our four main immediate markets:

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Core sleep market.   We will continue to call on sleep physicians and practices, including independent diagnostic testing facilities, in order to serve patients suspected of suffering from sleep apnea.

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Cardiology market.   According to published literature there are approximately 92 million cardiovascular patients in the United States, of which approximately 40-60% are estimated to suffer from sleep apnea. We will continue to call on cardiologists and cardiology practices, leveraging our digital health platforms and partnerships to facilitate the care continuum at the cardiology care point.

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Countries outside of the United States.   We will continue to build relationships with local channel partners as well as establish, and expand upon existing, foreign strategic collaborations with international companies.

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Direct to consumer market.   We began focusing on the DTC market in 2019, in an attempt to circumvent the barriers of traditional healthcare systems and increase consumer awareness and adoption. We plan to service this market by highlighting the advantages of our digital health platforms and our market specific WatchPAT ONE, our disposable home sleep apnea test device. Additionally, we intend to continue to form collaborative relationships with partners who have direct to consumer scale and demonstrated marketing expertise.

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Position our products as the leading sleep apnea solution for cardiologists.   We intend to continue to capitalize on the linkage between sleep apnea and cardiovascular disease by adding a point of early diagnosis for sleep apnea at both the cardiology care point and at home. We plan to continue promoting our WatchPAT family of products and the CloudPAT and SleePath digital health platforms to cardiologists. We will continue to streamline sleep apnea screening, diagnosis therapy and compliance monitoring with our comprehensive TSS program. We will continue collaborations with IDTFs and DME service providers and CPAP data sharing and integration with Philips and ResMed to maintain a high degree of product availability and benefit patients throughout the continuum of care.

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Lead in the DTC market segment.   We intend to leverage our WatchPAT family of products, including our disposable WatchPAT ONE, our relationships with DTC channel partners, and continued investment in digital health to become a leader in Sleep Apnea Digital Patient Pathway Management. We will continue to enable an easy, efficient and innovative patient pathway management platform that will help manage the patient journey from diagnosis to treatment. Additionally, we expect to continue to collaborate with channel partners who have proven direct to consumer expertise. We believe these endeavors will both accelerate our existing business of TaaS while also generating new revenue opportunities in the online DTC segment demonstrated by our recently announced SoClean collaboration.

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Commercialize our technology platforms through expansion of our sales force and enhanced strategic relationships.   We currently maintain a direct sales force in the United States and indirect sales channels through distributors in Europe, Japan and Asia Pacific. We intend to continue focusing on commercializing our technology platforms by expanding our United States sales and marketing infrastructure and broadening our reach into additional segments and countries. As of September 30, 2019, we had 27 territories (Including three verticals — Kaiser, VA and Dental) in the United States, which are supported by 39 employees in our United States direct commercial organization, and we plan to open eight additional territories by the end of 2020. We also maintain strategic relationships with various third parties including BioTel Heart, a division of Biotelemetry, and with Philips in Japan. We will continue expanding our strategic collaborative relationships to increase adoption of our technology.
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Broaden Medical Insurer Coverage.   We seek to continue our efforts in securing broad and differentiated insurance reimbursement for our WatchPAT family of products in the United States and internationally. We plan to leverage data demonstrating the health economic benefit of integrating sleep apnea management to the cardiovascular care pathway to enable innovative payor programs.

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Invest in Research and Development.   We will continue to make investments in research and development to enhance our WatchPAT family of products, develop additional applications and indications using our proprietary technologies, expand on our compendium of clinical evidence to substantiate our claims, enhance our CloudPAT and SleePath platforms, and develop further innovative digital health platforms.

Market Overview
Cardiovascular Disease
Cardiovascular disease, to which we sometimes refer to as CVD or cardiac disease, is a class of diseases that involves the heart or blood vessels, such as hypertension, heart disease, arrhythmias (including atrial fibrillation) and congestive heart failure.
CVD is highly prevalent and, quite often, a severe and potentially fatal, medical condition. According to reports published by the American Heart Association, approximately 92 million (nearly 37.0%) adults in the United States are living with some form of CVD or the after-effects of stroke, and, by 2035, approximately 130 million adults in the United States are projected to have some form of CVD.
It has been shown through several peer-reviewed, published studies that sleep apnea is a direct contributing factor to the incidence of various forms of CVD. Accordingly, cardiologists have become increasingly aware and focused on the diagnosis and treatment of sleep apnea. In addition, according to published reports, there were approximately 32,000 cardiologists in the United States in 2019 that practice in approximately 7,800 cardiology offices.
Sleep Apnea
Sleep apnea is a serious and chronic sleep breathing disorder that negatively impacts a patient’s sleep, health and quality of life. There are two types of sleep apnea:
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OSA, the most common form of sleep apnea, occurs when a person’s breathing is interrupted during sleep by a partially or completely blocked airway. When the airway becomes blocked, the brain detects a stress signal from various biological sources including the chest muscles, lungs and, at times, also a drop in blood oxygen content, which causes the individual to awaken unconsciously (a micro-arousal), just enough to tighten the airway muscles and allow normal breathing to resume. While regular breathing is restored temporarily, the obstruction typically occurs again which restarts the apnea cycle. This cycle of obstructions and waking can repeat dozens of times per hour throughout the night, disrupting the rapid eye movement, or REM, and deep, restorative sleep that are critical to good health as well as creating negative pressure in the abdomen that causes damage to the organs; and

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Central sleep apnea, or CSA, a less common form of sleep apnea, occurs when a person’s breathing is impacted by lack of brain stimulation of the lungs and diaphragm muscles rather than obstruction. CSA is usually mixed with OSA and rarely appears in a pure form. CSA is known to be prevalent in heart failure patients as well as residents of high altitudes and opiates addicts and a specific pattern of it is called Cheyne-Stokes Respiration. To our knowledge, there is a continuing debate in the scientific community and among clinical practitioners whether this diagnosis impacts the treatment pathway.

A 2014 American Journal of Epidemiology study reported that 26% of adults suffer from sleep apnea. Additionally, according to a 2019 study published by the American Journal of Respiratory and Critical Care Medicine, sleep apnea impacts more than 936 million people worldwide. At the same time, and despite the growing awareness of the consequences of OSA, it was estimated in a 2015 study published by the American Thoracic Society that over 80% of patients with OSA have never been diagnosed.
A 2010 report published by Harvard Medical School estimated the annual economic costs (including the cost of diagnosis and treatment, public safety costs from OSA-related traffic accidents, and the incremental medical costs of OSA co-morbidities) of untreated moderate to severe OSA in the United States to be between $65 billion and $165 billion annually, potentially greater than the cost of asthma, heart failure, stroke or hypertensive disease, which range from $20 billion to $80 billion according to estimates. At the same time, according to an estimate published by Fisher & Paykel Healthcare, the sleep apnea diagnostic and treatment worldwide market was estimated to exceed $3 billion.
The severity of sleep apnea is typically measured by:
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the number of partial or complete airway blockages in an hour, referred to as the apnea-hypopnea index, or AHI. For example, moderate OSA patients have an AHI of 15 to 30 events per hour, while severe OSA patients have an AHI of more than 30 events per hour; or

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the average number of respiratory disturbances and related arousals, or RERAs, per hour of sleep, referred to as the respiratory disturbance index, or RDI.

Left untreated, sleep apnea increases the risk of serious chronic conditions, such as high blood pressure, cardiac arrhythmias (such as atrial fibrillation) and other cardiovascular disease, metabolic disease, adult type II diabetes and other life-threatening diseases. In particular, published research shows that, if sleep apnea is untreated: (1) the risk of stroke or death from sudden cardiac arrest doubles; (2) the risk of death from CVD is five times greater; and (3) the risk of recurrence of atrial fibrillation following ablation increases by 42%. In addition, a 2010 study published in Anesthesiology Clinics and a 2018 study published by the Journal of the American Heart Association illustrate the following co-morbidities associated with sleep apnea: drug resistant hypertension (63-83% of the studied patients with drug resistant hypertension were diagnosed with OSA); congestive heart failure (76%); diabetes type 2 (36%); stroke (71-90%); arrhythmias (58%); ischemic heart disease (38%); and atrial fibrillation (49%).
There are several treatment options for sleep apnea, including: (1) CPAP machines that are used with a variety of breathing masks — the mask, worn snugly over the nose or mouth during sleep, uses the CPAP machine to supply pressurized air that flows continuously or intermittently into the throat to prevent the airway from collapsing; (2) MADs also known as sleep apnea oral or dental appliances — that are used to position the lower jaw slightly forward of its usual rest position, which may be enough to keep the airway open during sleep for patients with mild to moderate OSA; and (3) other treatment options, such as positional pillows, upper airway neurostimulation devices, tongue ablation and even surgery.
Linkage between Sleep Apnea and Cardiovascular Disease
There is increasing awareness among cardiologists and the general population of the importance of sleep apnea in the causation or promotion of hypertension, coronary artery disease, heart failure, atrial arrhythmias, and stroke, and, consequently, as a predictor of premature cardiovascular death.
A 2013 study published in American Journal of Epidemiology estimated that sleep apnea is evident in 26% of adults in the general population, but in certain cardiovascular diseases its prevalence can be 40-60%. Similarly, according to research published in the Journal of the American College of Cardiology

in 2017, sleep apnea is highly prevalent in patients with cardiovascular disease and evidence supports a causal association of sleep apnea with the incidence and morbidity of hypertension, coronary heart disease, arrhythmia, heart failure and stroke. In many cases, sleep apnea was demonstrated to increase the risk for cardiovascular disease or its recurrence post treatment — such as in atrial fibrillation, high blood pressures and myocardial infarction. The 2017 research also indicates that patients undergoing surgery or other invasive procedures who suffer from sleep apnea are at a greater risk to develop post-operative complications and recurrence of the disease.
Other studies also support the linkage between sleep apnea and cardiovascular disease. For example, a 2017 study published in Circulation: Arrhythmia and Electrophysiology concluded, among other things, that OSA is associated with structural and functional atrial remodeling, and that in the sleep apnea cohort, post pulmonary vein, or PV, isolation, additional non-PV triggers elimination improves ablation outcome, compared with the cohort with no sleep apnea where PV isolation only was sufficient. In addition, this 2017 study calls for conducting sleep studies before ablation, which lead us to believe that the presence of sleep apnea may help define the ablation strategy.
Current Alternatives for Sleep Apnea Diagnosis and their Limitations
According to the 2017 clinical practice guidelines published by the AASM, a definitive diagnosis of sleep apnea can be made with either (1) a PSG study or test, conducted during an overnight visit to a sleep laboratory or sleep center, or (2) through the aid of a technically adequate HSAT:
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In-lab PSG Tests.   PSG tests have been the standard method of diagnosing sleep apnea. They are performed in a sleep lab while the patient is constantly monitored by medical professionals, usually sleep technicians. Patients are hooked up to a web of sensors, electrodes and wires attached to various body parts, as well as chest and abdomen belts and air tubes in the nostrils. PSG tests typically record 12 or more channels of measurements, including brain waves, eye and chin movements that signal the different stages of sleep; heart rate and rhythm; respiration, such as nasal air flow; abdominal and chest belts; and oxygen levels in the blood.

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Home Sleep Apnea Test.   HSATs are low-cost, portable devices that allow patients to be tested in the comfort of their homes. They vary in terms of the number of channels or parameters that they measure, the simplicity in setting up and using the technology, and the level of comfort afforded to the patient. Most HSATs are self-administered and the data collected is downloaded and interpreted by a board-certified sleep physician after the equipment is returned.

We believe that there are several shortcomings to in-lab PSG testing, including:
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Inconvenience.   Patients must travel to a sleep lab and stay overnight;

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Cost.   Third-party reimbursement for PSG is higher than for HSAT devices. We estimate that PSG testing in the United States is reimbursed by Medicare at an approximate range of between $600 and $1,100, compared to HSAT tests described by codes 95800 and 95806, that are reimbursed by Medicare at an approximate range between $120 and $170. As a result, patient deductibles or copayments for HSATs can be considerably lower;

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Access to Care.   Due to a limited number of sleep centers and higher denial rates by medical insurance companies (requiring an HSAT prior to approving an in-lab PSG test), patients often have to wait longer for their scheduled appointment; and

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Patient Discomfort and Quality of Sleep During a PSG Test.   Patients are less likely to have a typical night’s sleep in a sleep lab, compared to sleeping in their own homes. This is primarily because they are in an unfamiliar setting, hooked up to a web of sensors and wires, while being watched by strangers, potentially exposed to allergens which do not exist in their home environment (such as pollens and animal particles).

We believe that HSATs address many of the shortcomings of PSG, as HSATs provide easy access to care, are more convenient for the patient, are less expensive and provide a more typical night sleep recorded in the comfort of the patient’s home.

The importance of HSATs has been recognized by various medical organizations and associations. The AASM approved the usage of home sleep testing to aid in the diagnosis of sleep apnea with a portable sleep device in 2009. In addition, in 2008, CMS approved HSATs as a new covered technology alternative and, by 2011, CMS recognized new “Current Procedural Terminology”, or CPT codes, and “Healthcare Common Procedure Coding System”, or HCPCS codes, for HSAT reimbursement. As such, various commercial payors have been implementing prior authorization programs stipulating that reimbursement requests for in-lab PSG testing would be rejected, unless an HSAT was first conducted. These all contribute to increased use of HSATs and we believe that it will become the predominant form of sleep testing in the future, at least in the United States.
Despite the advantages of HSATs over PSG tests, we believe there are several deficiencies in cardio-pulmonary HSAT devices, to which we sometimes refer herein as traditional HSAT devices. These deficiencies include:
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Possible Misdiagnosis.   Most HSATs use Total Recording Time, or TRT, as their denominator to calculate the most critical criteria of the Apnea Hypopnea Index, or AHI, the index used by physicians to analyze sleep apnea, compared with PSG tests that use Total Sleep Time, or TST. TST is similar to TRT but deducts the total time that the patient was awake, such as the time it takes the patient to fall asleep, insomniac episodes and trips to the restroom. The use of TRT without manual scoring of the data by a sleep technician has been proven in recent studies to result in a net misdiagnosis of up to 20% of patients; and

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Completion Rates.   The rates of completion of traditional HSATs are relatively low in the first night due to technical challenges, such as disconnection of sensors, mainly due to finger oximetry and nasal probes, and patient self-setup errors. For example, according to a 2014 study published by Frost & Sullivan, approximately 20% of HSATs fail in the first night.

Direct to Consumer Market Overview
In 2019, we started focusing on the DTC market. We believe the raising awareness of sleep apnea and its adverse health effects, combined with consumer demand for cost effective, accessible solutions, overcome inefficiencies in traditional healthcare provider systems, may represent an opportunity for us to enhance the sales of our technology platform directly to consumers.
In this market segment we plan to offer through channel partners, who have an off-line and on line consumer market presence, a full digital health sleep apnea solution for the patient, at the comfort of their home. We plan to address this market with our prescription WatchPAT 300 device as well as the WatchPAT ONE fully disposable prescription device, combined with our CloudPAT and SleePath digital care continuum management assets.
With the support of our operational capabilities, we have developed in the implantation of our WatchPAT Direct program, we plan to provide best in class digital health patient pathway management services through these partners.
To facilitate the clinical oversight of the patients in this journey, we plan to facilitate remote on-line consultation through our CloudPAT system in order to create an on-line market place that allows demand for clinical services to be met with qualified and certified physicians. That way, we will facilitate patient access to real time consultations, advice and therapy prescriptions throughout the care pathway. In addition, we have partnered with high quality sleep practices and DMEs that have demonstrated effective ability to set up CPAP therapeutic solution remotely, as well as monitor and drive compliance. We believe that our digital health platform can facilitate the journey of patients from diagnosis to therapy and compliance in an easy, efficient and innovative manner which we believe will make our offering successful in this new market segment and will position the company for new growth opportunities.

Our Products and Services
The WatchPAT Family of Products
Overview.   Our prescription WatchPAT sleep apnea test line of products, the first generation of which received its initial United States Food and Drug Administration, or FDA, clearance in 2001, is a watch-like wrist-mounted device with one or two (depending on the model of the WatchPAT product) single-use disposable bio-sensors connected to the patient’s fingers, designed to non-invasively record, measure and analyze digital pulse volume change, or changes in arterial blood volume.
The product is based on our proprietary, clinically validated, technology using the PAT signal, which is capable of monitoring the PAT signal to analyze it for diagnostic purposes. The PAT signal measures changes in the patient’s peripheral arterial pulse volumes as well as various parameters of arterial activity. These arterial activity parameters accurately reflect the patient’s sympathetic nervous system (autonomous (involuntary) nervous system) activity. The WatchPAT continuously records and interprets the autonomic or involuntary nervous system activation during sleep, as measured through the PAT signal. The PAT probe uses optical sensors to non-invasively measure the changes in arterial blood volume while applying sub-diastolic pressure on the distal two thirds of the finger, including the tip. The pressure fields reduce the arterial wall tension and generate a greater dynamic range of the measured PAT signal and improved sensitivity to changes in the signal amplitude.
With the original models of the WatchPAT, the patient had an additional oximetry sensor attached to another finger measuring blood oxygen saturation. In 2014, we introduced WatchPAT 200 Unified, which allows our proprietary sleep apnea test to be performed using only a single finger to collect both oximetry and PAT data in a unified probe. In the year ended December 31, 2018, the WatchPAT 200 Unified was our main product offering. In March 2019, we introduced the WatchPAT 300, a new generation of the WatchPAT line of products, which, among other things, is designed to expedite data transfer and allow the use of a lighter and smaller watch. In June 2019, we received FDA clearance for our WatchPAT ONE, which, to our knowledge, is the first and only disposable HSAT diagnostic aid on the market. The WatchPAT ONE collects the same data as the WatchPAT 200 Unified and WatchPAT 300 and produces the same respiratory indices using true sleep time and sleep architecture.
The following pictures depict the WatchPAT 300 device:

The following pictures depict the WatchPAT ONE device:
Key Features.   The key features of WatchPAT are as follows:
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Single-use disposable bio-sensor.   WatchPAT 300 and WatchPAT 200 Unified employs a single-use disposable finger bio-sensor to measure the PAT signal. The bio-sensor is built of external hard shell and sensitive internal membrane that create blood pooling in the finger circulation as well as sensitive optical sensors designed to accurately measure changes in blood volumes and oxygen levels.

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Reusable WatchPAT 200 Unified and WatchPAT 300 devices.   Except for the bio-sensor, the WatchPAT 200 Unified and WatchPAT 300 devices are reusable and returned to the physician or clinic after patient use.

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Data processing.   The data acquired by the various sensors is automatically processed by our proprietary algorithm and a final report is automatically generated to the physicians through local or cloud-based software.

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Seven channels.   WatchPAT is designed to measure seven unique parameters, also known as channels:

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PAT  — Peripheral Arterial Tone, which is a physiological signal that mirrors changes in the autonomic nervous system caused by respiratory disturbances during sleep.

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Oximetry  — the measurement of oxygen levels in the blood.

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Actigraphy — the measurement of body movement while sleeping. WatchPAT actigraphy is equipped with adaptive algorithms that prevent detection of severe apneic events, such as wakefulness.

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Heart Rate — the number of heart beats per minute while sleeping.

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Body Position — notes whether the patient is asleep on back (supine), front (prone) or side, all of which influence sleep apnea.

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Snoring Intensity — loud snoring is a major indicator of sleep apnea.

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Chest Motion — three axial movement of a point on the chest, just under the sternum notch, during the breathing cycle.

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Rich Data Output.   WatchPAT uses the seven channels of patient data and our proprietary algorithms to process and provide the physicians various data outputs to aid their diagnosis, including:

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Total Sleep Time — WatchPAT reports both TST and basic Hypnogram (also known as sleep architecture), even though it does not employ the traditional airflow and chest and abdominal effort belts channels nor the electroencephalograph, or EEG, and eye movement detectors used in some other HSAT devices.

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Apnea/Hypopnea Index, or AHI, and RDI — WatchPAT provides information on AHI and RDI, the clinically accepted indices that determine the severity of sleep apnea.

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Central Sleep Apnea, or CSA. — With our Central Plus module, WatchPAT can also provide quantification of AHI, which is the portion of events per hour that are identified as CSA and percent of sleep time with Cheyne- Stokes Respiration.

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Oxygen Desaturation Index, or ODI — WatchPAT provides information on ODI, which is the total number of blood oxygen saturation drops per hour of sleep, as well as statistics about the blood oxygen saturation statistics throughout the night.

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Sleep Stages and Architecture — WatchPAT provides information on the cyclical pattern of sleep stages, summarized in a chart called a hypnogram, which differentiates between the non-REM stages of light sleep, deep sleep and REM (rapid eye movement) sleep. REM related sleep disorders are associated with significant higher risk for hypertension.

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Sleep Fragmentation — WatchPAT detects repeated short interruptions of sleep throughout the night.

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Other — WatchPAT provides data on outputs of various other channels, including heart rate, body position and snoring intensity.

Key Benefits of WatchPAT.   We believe that WatchPAT has several key advantages over in-lab PSG testing and competing HSAT products by providing the following key benefits:
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Ease of Use and Patient Comfort.   Composed of a simple wrist worn watch-like device with one finger probe (in the WatchPAT 200 Unified, WatchPAT 300 and WatchPAT ONE models), the prescription WatchPAT was specifically designed for home sleep apnea testing for appropriate patients with minimal patient education. As such, we believe it is easy and intuitive to operate for patients, equipped with validated automated scoring algorithms that reduces time of processing and analyzing the raw data collected to few minutes, compared with manual scoring that we estimate takes on average between 30 to 40 minutes. We estimate that these advantages also translate to a test completion rate of 98%, compared with other HSAT devices that have estimated completion rates of 80%.

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Accuracy.   Based upon, among other things, several studies, including a meta-analysis study, we believe that the WatchPAT offers accuracy that, while not equivalent, presents a viable alternative to in-lab PSG for confirmation of clinically suspected sleep apnea. In addition, our WatchPAT devices have several features that are provided by in-lab PSG but we believe are lacking in most traditional HSATs, including:

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The ability to accurately report TST, not just TRT like in traditional HSATs. The TST detection is important for patients who tend to wake up frequently during the night or suffer from insomnia; and

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The ability to detect sleep stages, with a focus on REM sleep. The diagnosis of REM related sleep patients can be missed because their overall AHI is low, whereas their REM-related AHI is high. According to one study from 2014, if REM related sleep apnea is left untreated, it is associated with up to a 24% increase in risk for hypertension.

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Cost.   The total cost of a WatchPAT test is less expensive for third-party payors than an overnight sleep center test. We estimate that PSG testing is reimbursed by Medicare in the United States at an approximate range of between $600 and $1,100, compared to HSAT tests described by codes 95800 and 95806 that are reimbursed by Medicare at an approximate range of between $120 and $170 and, consequently, the deductible to the patient for HSATs is lower. We believe this cost advantage to payors and patients will help drive market penetration.

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Provides Immediate and Easy-to-Read Results.   Most in-lab PSG and HSATs require a sleep technician to review and interpret the raw data recording and identify areas of poor signals, wakefulness and other technical issues related to nasal cannula motion. The WatchPAT is designed to provide validated automated reports, without the need for the additional step of a sleep technician’s review.

WatchPAT 300.   In April 2018, we publicly announced that we submitted our application to the FDA for clearance of the prescription WatchPAT 300, a new generation of the WatchPAT line of products that is designed to expedite data transfer, allow the use of a lighter and smaller watch and reduce manufacturing costs. The WatchPAT 300 also lays the foundation for possible additional future capabilities, such as wireless communication embedded in the device. In August 2018, we obtained the FDA clearance of the WatchPAT 300 for use with patients suspected to have sleep related breathing disorders as a diagnostic aid for the detection of sleep related breathing disorders, sleep staging, snoring level and body position, and, in March 2019, we announced the commercial launch of the WatchPAT 300.
WatchPAT ONE.   In January 2019, we publicly announced that we submitted our application to the FDA for clearance of WatchPAT ONE, the first and only disposable HSAT that does not require the patient to return the WatchPAT to the physician or clinic. In June 2019, we received FDA clearance for the prescription WatchPAT ONE for use with patients suspected to have sleep related breathing disorders as a diagnostic aid for the detection of sleep related breathing disorders, sleep staging, snoring level and body position, and commenced with a limited commercial introduction. The WatchPAT ONE uses an app on a smartphone to guide the patient through the set-up, initiation and completion of the sleep study. Through Bluetooth connection, data is transferred from the WatchPAT ONE to the smartphone app and then transferred to a secure server through a WiFi or cellular connection.
WatchPAT Related Services and Accessories
Total Sleep Solution.   Our TSS program aims to provide a complete sleep apnea management solution to cardiology customers, either at the cardiology center or through third-party service providers. The key components of our TSS program, which is currently offered only in the United States, include:
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Screening — We provide information and best practices that help cardiology clinics to properly implement patients’ systematic screening to identify patients with high pre-test probability into their practice workflow routine by using validated questionnaires, such as STOP-Bang (Snoring, Tired Observed stop breathing, high blood Pressure, BMI, Age, Neck size and Gender). This initial screening is a required documentation step by most insurance companies to qualify for HSAT reimbursement;

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Diagnostics — Following initial screening, we aid the diagnostic stage by offering (1) home sleep testing using our WatchPAT family of products; use of our CloudPAT solution, as described below, to transfer the test results to a board-certified sleep physician for interpreting the test results and access to our WatchPAT Direct platform described below for customers who prefer outsourcing the logistics; or (2) for those customers who prefer to prescribe for the test only, access to a network of IDTF for patient diagnostic services using the WatchPAT or other HSAT devices;
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Treatment — Through arrangements between the clinics and DMEs, providers, patients diagnosed with sleep apnea can be provided with sleep apnea therapy devices, such as CPAP, or, by the clinic referring to dentists specializing in sleep medicine, with prescriptions for MADs. Those providers may use third-party therapy devices, if the certified sleep physician assigned to interpret the test results prescribes such devices; and

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Reporting — Using our CloudPAT and SleePath solutions, as described below, we facilitate the cardiology customers’ receipt of status reports and to otherwise monitor the patients’ sleep apnea management status and compliance, if their DME providers use devices compatible with our SleePath solutions.

WatchPAT Direct.   WatchPAT Direct is a set of logistic support services that we offer from our service center in Atlanta, Georgia. These services follow the prescription orders and include the coordination and delivery of the WatchPAT to the patient and the shipment back to our service center in Atlanta. Once the device is returned the data from the device is downloaded and delivered to an assigned physician for interpretation, WatchPAT Direct is currently offered only in the mainland United States.
CloudPAT.   CloudPAT is a cloud-based information technology, or IT, platform, designed to allow customers to transfer the WatchPAT test results primarily to board-certified sleep physicians, IDTF and DMEs. The board-certified sleep physicians receive and interpret the test results, make a diagnosis and potentially prescribe therapy. In the United States, the signing off on the diagnostic report by a board-certified sleep physician is required by the reimbursement guidelines of AASM and CMS. The CloudPAT, together with the SleePath will also be used to deploy our direct to consumer digital health model and provide digital health patient pathway management services directly to consumers, including through channel partners. We plan to facilitate, via our CloudPAT, remote on-line consultations in order to create an on-line market place that will allow demand for clinical services to be met with qualified and certified physicians. The CloudPAT will facilitate patient access to real time consultation, advice and prescriptions throughout the care pathway.
zzzPAT.   zzzPAT is an analysis software used in conjunction with our WatchPAT family of products. This software stores the recorded raw signals and provides a set of both automated as well as manual scoring and analytical functions for interpretation and reporting purposes used in the diagnosis of sleep apnea.
SleePath.   SleePath is an integrated e-health sleep apnea care pathway monitoring module, included as part of our CloudPAT system, that is designed to allow cardiologists to monitor a patient’s sleep apnea management status and compliance with CPAP therapeutic devices on demand. Key features of SleePath include (1) utilizing data from both the CloudPAT and the cloud-based data transmitted and stored by leading CPAP devices manufacturers, including Philips United States and ResMED, to provide a “cardio sleep dashboard”, which is designed to allow physicians to track the sleep care pathway status of both the physician practice and the individual patient; and (2) the system monitors and reports CPAP device compliance (the number of days and hours on CPAP and residual sleep apnea), with the data being presented in a user-friendly visual format that is designed to show progress or deviation toward specific treatment goals and changes in metrics over time.
The EndoPAT
The EndoPAT device, the first generation of which received FDA clearance in 2003, is designed to diagnose endothelial function by measuring the ability of blood vessels to dilate as a response to shear stress, or other stimuli, in order to accommodate increased blood flow. The endothelium is the inner lining of all blood vessels regulating their function and ability to dilate or constrict. The EndoPAT device uses our PAT-based technology to measure the ability of blood vessels to dilate after an artificially created ischemic situation. Endothelial dysfunction is a proven independent functional marker for most types of

CVD. In the United States, EndoPAT has no reimbursement and is sold primarily for research purposes. We anticipate that, in 2020, we will begin selling our newly developed EndoPATX for which we recently received authorization to affix a CE mark.
Clinical Results and Studies
We have invested in and developed a significant body of clinical studies and data that demonstrates the effectiveness and safety of our WatchPAT family of products by validating it against “gold-standard” PSG tests. The effectiveness and safety of our WatchPAT family of products have been consistent across both company-funded and independent clinical studies that have evaluated, in the aggregate, more than nine hundred patients, all of which have been published in peer-reviewed publications.
The following is a summary that highlights key findings from some of these studies. We believe that (except to the extent indicated under “Impact of Arterial Stiffness on WatchPAT Variables in Patients With Obstructive Sleep Apnea” below) (1) these studies are the most material, reliable (primarily in the sense that the study uses commonly adhered procedures for such type of studies) and comprehensive studies conducted that are relevant to our main product, the WatchPAT, (2) these studies address (whether in a favorable or negative manner) material elements underlying our statements regarding the key features of the WatchPAT and its comparison to PSG tests, and (3) disclosing such studies is meaningful to investors.
In our discussion of the results of the studies described below, we have indicated the relevant p-values, or P, which demonstrate the statistical significance, all of which are less than 0.05, which is the commonly accepted threshold for statistical significance and follows the convention used by the authors of the relevant studies as well as what we believe is standard clinical practice.
Where we have not indicated the p-value in the results of the studies described below, it is either because the relevant result is not a statistical parameter or the study itself did not publish the p-value for the specific result. We believe such findings, despite the lack of p-value, are still meaningful and useful to investors primarily because they were part of the findings highlighted or conclusions provided by the authors and are otherwise relevant to an understanding of our WatchPAT family of products and, with respect to the Health Provider System Study described below, also illustrate how one health provider has evaluated the transition from PSG tests to HSATs.
Diagnosis of Obstructive Sleep Apnea by Peripheral Arterial Tonometry
This meta-analysis study, which was published in JAMA Otolaryngology — Head & Neck Surgery in December 2013, aimed to assess the correlation between sleep indexes (namely, RDI, AHI and ODI, which indexes are described under “Marketing Overview and Our Solutions” above) measured by a PAT-based portable sleep testing device (using our WatchPAT family of products) and those measured by PSG tests, by conducting a review of multiple studies that, overall, examined 909 patients.
The key results of this study were that (1) studies comparing the RDI between the PAT-based tests and PSG tests had a correlation of r = 0.879 (P<0.001), where r = 1.00 would indicate the highest correlation; (2) studies comparing the AHI between the PAT-based tests and PSG tests had a correlation of r = 0.893 (P<0.001); and (3) studies comparing the ODI between the PAT-based tests and PSG tests had a correlation of r = 0.942 (P<0.001).
Based on the results, we believe PAT-based portable devices, such as our WatchPAT family of products, present a viable alternative to PSG for confirmation of clinically suspected sleep apnea.
Impact of Arterial Stiffness on WatchPAT Variables in Patients with Obstructive Sleep Apnea
This study, which was published in Journal of Sleep Medicine in March 2018, aimed to assess the effects of arterial stiffness on WatchPAT results, by examining a total of 61 patients with suspected OSA, where each patient initially underwent a home sleep study with WatchPAT, followed, after an average of 39 days, by both an in-lab full PSG sleep study and an arterial stiffness evaluation using a Brachial-Ankle Pulse Wave Velocity, or baPWV, test.

The key results of this study were that (1) overall, WatchPAT’s apnea-hypopnea index, or AHI, was moderately correlated (r=0.69) to those AHI of PSG (P<0.0001); (2) for patients with lower baPWV, there was a significant correlation between the WatchPAT and PSG’s AHI (for example, for patients with baPWV< 1500, r = 0.782 (P≤0.0001)); and (3) for the high baPWV group, there was low or non-significant correlation between the WatchPAT and PSG’s AHI (for example, for patients with baPWV>1500, r=0.397 (P=0.04)). The study concluded, on a cautionary note, that high arterial stiffness may affect the respiratory variables measured by WatchPAT.
We note that, while this study addresses (in a positive as well as negative manner) various features of the WatchPAT and its comparison to PSG tests, we believe its results are limited for the following primary reasons: (1) the WatchPAT validation comparison with the PSG test was conducted after a delay of 39 days on average, instead of being performed simultaneously as in most WatchPAT validation studies. Based on the literature on the consequences of delays of such length between repeated studies, we believe the delay may have introduced a substantial degree of variability between respective tests; and (2) the study used an AHI threshold of 30 to diagnose OSA instead of using other, lower and more commonly used conventional diagnostic AHI thresholds, such as an AHI threshold of 15.
Sleep Staging Based on Autonomic Signals: A Multi-Center Validation Study
This multi-center study, which was published in the Journal of Clinical Sleep Medicine in June 2011, aimed to assess the WatchPAT-based algorithm for determining wake, light sleep, deep sleep, and REM sleep based on epoch-by-epoch comparisons to PSG tests, by monitoring a total of 237 patients (of which 38 were normal and 189 were diagnosed with OSA) that underwent simultaneous, synchronized overnight recordings with PSG and the WatchPAT. As described under “Our Products and Services —  The WatchPAT — Sleep Stages and Architecture,” the ability to detect the various sleep stages provides important information on the cyclical pattern of sleep stages, which differentiates between light sleep, deep sleep and REM sleep. It should be noted that this study, which was authored by, among others, certain of our current or former employees and consultants, was partially sponsored by us and, to our knowledge, also used certain data from previous studies that we supported.
The key results of this study were that (1) the overall agreement between PSG tests and WatchPAT in detecting light/deep sleep was 88.6% ± 5.9% (P<0.05); (2) the overall agreement between PSG tests and WatchPAT in detecting REM sleep was 88.7% ± 5.5% (P<0.05); (3) detecting REM latency provided similar results in PSG tests and WatchPAT (237 ± 148 and 225 ± 159 epochs in PSG and WatchPAT, respectively) (P<0.05); (4) quantifying REM percentage in PSG tests and WatchPAT was 14.4% ± 6.5% and 19.3% ± 8.7%, respectively (P<0.05); and (5) detecting sleep efficiency in PSG tests and WatchPAT provided similar results (78.4% ± 9.9% and 78.8% ± 13.4% in PSG and WatchPAT, respectively (P<0.05)). In addition, according to this study, OSA severity did not affect the sensitivity and specificity of the WatchPAT algorithm.
Based on the results, we believe this study showed that WatchPAT is capable of detecting sleep stages with moderate agreement to PSG tests in normal subjects and OSA patients and that sleep staging based on actigraphy and signals recorded by the WatchPAT is of reasonable accuracy.
A Novel Adaptive Wrist Actigraphy Algorithm for Sleep-Wake Assessment in Sleep Apnea Patients
This study, which was published in Sleep in December 2004, aimed to validate an automatic algorithm, developed for actigraphic studies in normal subjects and patients with OSA, by comparing it on an epoch-by-epoch basis to PSG tests, by monitoring a total of 228 subjects from three different sleep centers that underwent simultaneous, synchronized recordings with PSG and the WatchPAT (a model with a built-in actigraph). It should be noted that, to our knowledge, this study used certain data from other previous studies that we have supported.
The key results of this study were that (1) the overall agreement between PSG and WatchPAT ranged from 86% in normal subjects to 86%, 84%, and 80% in the patients with mild, moderate, and severe OSA, respectively (P<0.05); (2) the overall sensitivity (i.e., the probability that WatchPAT detected sleep when the PSG detected sleep at that epoch) and specificity (i.e., the probability that WatchPAT detected wake when the PSG detected wake at that epoch) to identify sleep was 89% and 69%, respectively; and

(3) there was a very small statistical difference between WatchPAT and PSG in determining sleep efficiency (i.e., the total sleep time as percentage of the amount of time spent in bed from first attempting to go to sleep until final waking up) (78.4% +/- 9.9% and 78.8% +/- 13.4%, respectively) and TST (690 +/- 152 epochs and 690 +/- 154 epochs, respectively) but there was a significant difference in determining sleep latency (i.e., the time it takes for the patient to fall asleep) (56.8 +/- 31.4 epochs and 43.3 +/- 45.4 epochs, respectively). For most individuals, the difference between the PSG and actigraphy was relatively small, although for some there was a substantial disagreement up to a maximum of 37% in sleep efficiency.
Based on the results, we believe this study showed that the WatchPAT actigraphy algorithm provides a reasonably accurate estimation of sleep and wakefulness in normal subjects as well as in OSA patients.
Health Provider System Study
This study, which was published under the title The Effect of the Transition to Home Monitoring for the Diagnosis of OSAs on Test Availability, Waiting time, Patients’ Satisfaction, and Outcome in a Large Health Provider System in Sleep Disorders in April 2014, to which we refer as the Health Provider System Study, aimed to assess the effects of the transition of one of the leading health insurance providers in Israel from PSG tests to HSATs in terms of accessibility, waiting time, patient satisfaction, costs and CPAP device purchases by patients, by comparing data that was retrieved from the insurance provider’s database of 650,000 patients between the period of 2007-2008 and 2010-2011 (2009 was excluded during the transition from PSG to HSAT).
The key results of this study were that (1) 1,471 sleep studies were conducted during 2007-2008 (or, on average, 735.5 studies per year), compared with 2,794 sleep studies (or, on average, 1,397 studies per year) during 2010-2011 (P<0.05), reflecting a 90% increase of the number of sleep study tests performed following the transition to HSAT (while the increase in total insured people during same period was less than 5%); (2) despite an increase in the number of tests, the shift to HSAT was accompanied by a decrease of over 20% in overall expense of OSA diagnosis; (3) the average waiting time decreased from 9.9 weeks during 2007-2008 to 1.1 week during 2010-2011 (P<0.05); (4) CPAP device purchases increased by 39%, from 597 devices in 2007-2008 to 831 devices in 2010-2011; (5) there were similar outcomes for both HSAT and PSG tests of compliance to CPAP treatment, daily CPAP usage, improvement in daytime sleepiness and quality of life, and patient satisfaction; and (6) in retrospect, 56% of patients who underwent PSG tests indicated that they preferred HSAT and 72% of patients who underwent HSATs indicated that they preferred HSAT (P<0.05).
Based on the results, we believe this study showed that a transition from in-lab testing to unattended home sleep testing improved OSA diagnosis test accessibility reduced waiting time and reduced overall OSA diagnosis costs, while maintaining patient satisfaction.
Sales and Marketing
General.   Our WatchPAT family of products and related services are sold and marketed through both direct and indirect channels, including distributors. Our primary customers are hospitals, medical centers (including sleep centers), HMOs, physicians (including sleep specialists), research institutions and cardiology practices and departments. The targeted customers for our WatchPAT technology are primarily cardiologists and electrophysiologists who are interested in integrating sleep medicine into their practice, as well as physicians who specialize in sleep medicine. Sleep specialists represent a variety of medical backgrounds, including pulmonologists (lung specialists), otolaryngologists (ears, nose, and throat), neurologists, primary care physicians and dentists. Our physician customers typically practice in office settings, clinics, or hospitals. Our EndoPAT products and related services are sold primarily through indirect channels to research institutions and directly to pharmaceutical companies to support their clinical research.

We offer our WatchPAT family of products to customers in two main business models:
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TaaS whereby our customers pay a fixed fee per each home sleep test conducted with our product. The fee per test includes all the components associated with the test, including the disposable bio-sensor (one disposable is used once with each WatchPAT test), the hardware (the WatchPAT device itself) and access to our CloudPAT platform; and

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Capital purchase, whereby our customers purchase and own the hardware (the WatchPAT device itself), the disposables bio-sensor (one disposable is used once with each WatchPAT test) and other related accessories. We also offer our customers capital purchase through a lease model, whereby the customer leases the product for monthly lease payments, typically over a period of between 18 to 24 months, and becomes the owner of the product at the end of the lease period in consideration for a nominal amount.

While sleep physicians and traditional sleep business represent the majority of our United States customers today, consistent with our strategy, our plan is that cardiologists will represent the majority of our growth and will become an increasingly larger component of our United States sleep business over time.
In the nine months ended September 30, 2019 and in the years ended December 31, 2018, 2017 and 2016, a substantial majority of our revenues were derived from our WatchPAT family of products and related services (92.6% in the nine months ended September 30, 2019, 92.5% in the year ended December 31, 2018, 87.5% in the year ended December 31, 2017 and 85.1% in the year ended December 31, 2016). In terms of geographic markets in the nine months ended September 30, 2019 and in the years ended December 31, 2018, 2017 and 2016, a substantial majority of our revenues were from sales in the United States (71.9% in the nine months ended September 30, 2019, 72.7% in the year ended December 31, 2018, 71.3% in the year ended December 31, 2017 and 72.4% in the year ended December 31, 2016).
For the year ended December 31, 2018, (1) Kaiser, one of the largest medical insurers and hospital system in the United States, accounted for approximately 18.9% of our total revenues (compared with 17.5% in the year ended December 31, 2017 and 19.2% in the year ended December 31, 2016); (2) Philips Japan, a leading global provider of solutions to the sleep and respiratory market, accounted for approximately 13.3% of our total revenues (compared with 12.7% in the year ended December 31, 2017 and 11.5% in the year ended December 31, 2016); and (3) VA, one of the largest United States hospital and clinics chains, accounted for approximately 11.9% of our total revenues (compared with 12.1% in the year ended December 31, 2017 and 11.4% in the year ended December 31, 2016). For the nine months ended September 30, 2019, (1) Kaiser accounted for approximately 17.1%, of our total revenues; (2) Philips Japan, accounted for approximately 11.9% of our total revenues; and (3) VA accounted for approximately 8.4% of our total revenues.
Direct Sales.   We continue to develop our sales and marketing organization that consists of a dedicated sales team that is complemented by a marketing team as well as sales and marketing support personnel. Our sales force (including marketing, sales and sales and marketing support personnel) as of September 30, 2019, was comprised of a total of 68 persons, of which 57 persons were located in the United States (in the United States, we had 27 distinct geographic territories (including three verticals) as of September 30, 2019) and 11 persons were located in other locations.
Indirect Sales and Strategic Collaborations.   Over the course of the past several years, we have focused on developing long- term strategic partnerships with distributors and other business partners, including leading global partners such as Medtronic and Philips Respironics:
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Co-Marketing Agreement with Medtronic, Inc. — In April 2015, we entered into a co-marketing agreement with Medtronic, Inc., an indirect wholly owned subsidiary of Medtronic plc. Medtronic currently markets and sells its cardiac ablation products for the treatment of cardiac arrhythmias, including atrial fibrillation condition. Under the co-marketing agreement, Medtronic was granted exclusive rights to co-market, with us, our WatchPAT family of products within our Total Sleep Solution framework to electrophysiologists (physicians who specialize in cardiology arrhythmias) in the United States.

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Distribution Agreement with Philips Respironics GK — In February 2014, we entered into a distribution agreement with Philips Respironics GK, a subsidiary of Koninklijke Philips NV (also known as Royal Philips), or Philips Japan, which was renewed in December 2018 for an additional three years’ period until December 2021. Under the distribution agreement, Philips Japan was granted exclusive rights to distribute our WatchPAT family of products and ancillary accessories in Japan. According to this agreement, we may terminate the agreement if Philips Japan does not meet certain minimum purchase requirements of our products.

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Co-Marketing Agreement with BioTel Heart, a division of BioTelemetry, Inc.   In June 2019, we expanded our collaboration to make our Total Sleep Solution available to select BioTel Heart cardiology customers in the United States. We conducted a successful pilot program with several BioTel Heart customers and are making the service available in additional targeted regions. The collaboration is designed to respond to the growing demand for home sleep apnea testing among cardiologists, who recognize effective sleep apnea management as a critical strategy for improving health in patients with cardiac disease. BioTel Heart has an extensive and trusted network across the cardiology community and a significant footprint in the United States Our collaboration provides the framework for cardiologists to prescribe home sleep apnea tests without worrying about pre-authorization and billing. This next step in our strategy simplifies the integration of our Total Sleep Solution offering into routine cardiac care pathways.

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Direct to Consumer Services Agreement with SoClean.   In December 2019, we entered into an agreement with SoClean to provide SoClean exclusive rights to market WatchPAT ONE directly to consumers in the United States with additional on line services to be facilitated by our CloudPAT digital health platform. The collaboration is designed to overcome the barriers to sleep apnea testing by enabling consumers to obtain online sleep consultations and, if prescribed, purchase home based sleep test using the WatchPAT ONE. Under the collaboration, SoClean has committed to a minimum purchase of  $4.5 worth of WatchPAT ONE devices through 2020 with annual growth commitments through 2024 to maintain exclusivity to the DTC segment. SoClean will have exclusive DTC rights in the United States through any and all marketing and sales channels, excluding healthcare providers and facilities.

In order to promote our Total Sleep Solution program, we are also developing partnerships with various business partners whose products or services are complimentary to ours. For example, we have entered into agreements with Philips United States, an affiliate of Philips Japan and ResMED, under which (1) we were granted non-exclusive rights to distribute Philips United States sleep apnea treatment devices, such as CPAP devices, to DMEs that participate in our Total Sleep Solution program to cardiovascular centers in the United States, and (2) Philips United States allowed us to use its cloud-based CPAP data as part of our SleePath platform.
While we view our partnerships with Medtronic, Philips Respironics and other business partners as strategic, our direct sales to healthcare providers represented more than 75% of our total revenues in the nine months ended September 30, 2019 and in the year ended December 31, 2018.
Marketing.   Our marketing efforts are focused on developing a strong reputation with physicians and hospitals that we have identified as key opinion leaders in cardiology, sleep, and internal medicine based on their knowledge of our technology, clinical expertise and reputation. We do so by various marketing channels, including hosting clinical education programs and symposium and participating in professional conferences to promote our products and increase awareness amongst physicians, primarily cardiologists, to the linkage between sleep apnea and CVD and to the advantages of shifting the point of care for sleep apnea from sleep centers to the cardiology care point.
Third-party Coverage and Reimbursement
General.   In the United States and elsewhere, demand for our products is dependent to a large extent on the availability of coverage and reimbursement from third-party payors, including governmental payors, such as Medicare and Medicaid, and private payors, such as medical insurance providers. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. In general, third-party payors will provide coverage and reimbursement for medically reasonable and necessary procedures and tests that utilize medical devices and may provide separate payments for HSATs, such as our WatchPAT family of products and related professional and technical services. However, our EndoPAT product has not obtained, and we do not expect it will obtain, coverage or reimbursement from third-party payors. In determining payment rates, third-party payors are continuously scrutinizing the costs of medical products and services.
United States.   In the United States and markets in other countries, patients who are prescribed medical devices for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. WatchPAT devices are typically reimbursed by the patient’s health insurance plan, which include governmental health programs in the United States such a Medicare and Medicaid, commercial health insurers and managed care organizations. To obtain approval for reimbursement, payors require a physician’s written order, a history of the patient’s medical condition and past treatment, and demonstration of medical necessity. In 2009, CMS issued a National Coverage Determination, or NCD, to extend coverage to a number of sleep tests, including the WatchPAT and other sleep testing devices measuring three or more channels that include actigraphy, oximetry, and peripheral arterial tone when used to aid the diagnosis of OSA in Medicare beneficiaries who have signs and symptoms indicative of OSA if performed unattended in or out of a sleep lab facility or attended in a sleep lab facility.
In November 2010, the AMA, which is responsible for maintaining and updating billing codes for medical services and procedures, known as CPT codes, created a new a Category I CPT code for sleep studies using home sleep testing devices such as the WatchPAT: CPT code 95800 (“Sleep study, unattended, simultaneous recording; heart rate, oxygen saturation, respiratory analysis (e.g., by airflow or peripheral arterial tone), and sleep time”), effective January 1, 2011. After CMS issued the NCD and the AMA created the new CPT code, certain commercial third-party payors, including Aetna, Cigna, UnitedHealthcare and others, updated their coverage policies to include coverage for these tests, including the WatchPAT, as described by CPT code 95800. In March 2017, AASM published guidelines establishing updated clinical practice recommendations to aid in the diagnosis of OSA in adults, pursuant to which devices that measure a minimum of the following sensors are technically adequate to diagnose OSA in uncomplicated adult patients presenting with signs and symptoms that indicate an increased risk of moderate to severe OSA: (1) nasal pressure, chest and abdominal respiratory inductance plethysmography, and oximetry, or (2) PAT with oximetry and actigraphy, such as our WatchPAT device, are technically adequate to diagnose OSA in uncomplicated adult patients presenting with signs and symptoms that indicate an increased risk of moderate to severe OSA. In November 2017, AIM Specialty Health, or AIM, a specialty benefits management company who advises many United States health insurance plans on coverage policies, determined that devices utilizing the combination of PAT, actigraphy, EKG/heart rate and oxygen saturation are considered medically necessary when certain clinical criteria are met.
We believe that AIM’s updated clinical guidelines, as well as the July 2019 publication of an updated policy by the Blue Cross Blue Shield Association’s Evidence Street organization supporting coverage for HSATs utilizing PAT technology, resulted in expanded coverage of HSATs by several Blue Cross Blue Shield, or BCBS, payors across the country. Since BCBSA’s Evidence Street publication, seven BCBS plans covering approximately 15 million lives, most notably Blue Shield of California with 3.7 million covered lives and BCBS Federal Employee Plan with 5.3 million covered lives, have adopted policies providing coverage for HSATs utilizing PAT-based technology, including the WatchPAT device. We believe that the Evidence Street report provides important validation of the clinical value of the PAT technology, which we anticipate additional plans will reference to expand coverage of WatchPAT.
Nevertheless, certain commercial payors and most Medicaid programs currently do not cover HSATs, such as our WatchPAT. In addition, while private healthcare insurers often follow reimbursement policies adopted by Medicare, this is not always the case and the reimbursement terms of different private insurers vary. We invest, and plan to continue to invest, resources in our efforts to expand coverage to include sleep tests using our WatchPAT device.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments to physicians for tests using our products. Because the cost of our products generally is recovered by our customers as part of the payment for performing the test and not separately reimbursed, these updates could directly impact the demand for our products. An example of payment updates is the Medicare program’s updates to physician payments under the Medicare Physician Fee Schedule, or MPFS, which are done on an annual basis using a prescribed statutory formula. In November 2019, CMS issued final revisions to its payment policies under the MPFS, effective January 1, 2020, reducing the work relative value units associated with certain HSAT codes, including 95800. CMS’s 2020 MPFS update represents the second year of a 3-year plan communicated by CMS to reevaluate reimbursement in home sleep apnea diagnostic codes. It is unclear the impact, if any, these payment reductions will have on our customers’ willingness to adopt the broad use of our WatchPAT and other devices. Any changes in coverage and reimbursement that further restrict coverage of our products or lower reimbursement for tests using our devices could materially affect our business.
International.   In other markets outside the United States, HSAT has been endorsed to different degrees. For example, in Sweden, which is characterized with scattered population, HSATs have been promoted as the only means of diagnosis, and, in Germany, an HSAT is the first-line diagnosis tool and PSG is only allowed if multiple HSAT attempts failed to deliver conclusive diagnosis. On the other hand, in Japan, local authorities (namely, the Ministry of Health Labour and Welfare of Japan, or MHLW) have limited HSAT clearance to diagnose OSA for the purpose of prescribing therapy to those patients who are categorized as suffering from severe OSA (the MHLW set an AHI threshold of 40), and, to our knowledge, PSG remains the dominant means of sleep apnea diagnosis. In addition, in many foreign markets, including the countries in the European Union, pricing of medical devices is subject to governmental control. To our knowledge, WatchPAT is covered by medical insurance to different degrees in Japan, the UK, The Netherlands, Sweden, Germany, Switzerland, Italy, Israel and few smaller countries.
Outlook.   In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to limit payments by governmental payors for medical devices, and the procedures in which medical devices are used. For example, in March 2010, comprehensive healthcare reform legislation was enacted through the passage of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education and Reconciliation Act, or ACA, which, among other things, imposed, among other things, a new federal excise tax on the sale of certain medical devices, provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and will stay in effect through 2029 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012, was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or internationally, or the effect any future legislation or regulation will have on us. Such legislation and regulation of healthcare costs may, however, result in decreased lower reimbursements by governmental and private payors for our products, which may adversely affect our business, financial condition and results of operations.

Competition
Our industry is subject to rapid change from the introduction of new products and technologies and other activities of industry participants. In particular, the sleep test marketplace is highly competitive and has relatively few barriers to entry. We believe that the primary competitive factors affecting sales of our products and related services are:
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market acceptance by physicians and key opinion leaders, especially within the cardiology market;

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obtaining required local regulatory approvals or licenses for the sale of our products in the pertinent territories;

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obtaining insurance reimbursement status from the relevant third-party payors, especially within the United States;

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company, product and brand recognition;

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product efficacy, safety, reliability and durability;

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product ease of use and patient comfort; and

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technological innovation, product enhancements and speed of innovation.

We compete primarily with international and local vendors of sleep tests, including in the following main categories:
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PSG tests:   PSG systems are provided by several companies, including Philips United States (part of Philips Medical), Embla, Nihon Kohden, Viasys Healthcare, Puritan Bennett, Cadwell Laboratories, Clevemed, Stellate Healthcare, Grass Technologies (a subsidiary of Astro-Med Inc.). As more fully described under “Our Products and Services — The WatchPAT — Key Benefits of WatchPAT” above, we believe that HSATs in general, and our WatchPAT family of products in particular, are competitive in price and features and have certain advantages as compared to PSG tests;

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HSATs (PSG):   Suppliers of home sleep testing for diagnostic purposes that offer devices that perform full PSG tests at home, such as Embla and Aura-Grass, which, consequently, typically do not provide a significant cost benefit relative to in-lab PSG tests;

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HSATs:   Suppliers of home sleep testing as diagnostic aids or for diagnostic purposes that offer ambulatory systems, such as Embletta MPR (provided by Embla Systems), Apnea Link Air (provided by ResMed Corp.), ARES (provided by SleepMed Inc.), Alice NightOne (provided by Philips United States) and Nox T3 (provided by Nox Medical), which devices typically measure four to five parameters (compared to the seven parameters measured by WatchPAT), and lack measurement of TST when not used with EEG (which, to our knowledge, is used only by ARES, which provides total sleep time by a device placed on the forehead with built-in EEG electrodes) and all of which also require nasal cannula. As more fully described under “Our Products and Services — The WatchPAT — Key Benefits of WatchPAT” above, we believe that, while our WatchPAT family of products may be more expensive than such HSATs, they offer various features and advantages as compared to such HSATs; and

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Pulse oximetry devices:   Suppliers of pulse oximetry devices, such as Nonin and Masimo. In contrast to diagnostic devices, pulse oximetry devices that only measure one or two physiological parameters (oxygen saturation and motion) participate in the sleep space mostly as a screening tool.

Many of these competitors and potential competitors have significantly greater financial, human and other resources than we do, and have established relationships with healthcare professionals, customers and third-party payors. In addition, many of our competitors are more established globally and better positioned with sales and distribution networks, greater resources for product development, additional lines of products and the ability to offer financial incentives that we cannot provide. Our products and services could also be rendered obsolete or uneconomical by technological advances developed by one or more of our competitors.
Intellectual Property
General.   Our intellectual property and proprietary technology are important to the development, manufacturing and sale of our current and future pipeline products. We seek to protect our intellectual property, core technologies and other know-how through a combination of patents, copyrights, trademarks, trade secret laws, non-disclosure and confidentiality agreements and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. We primarily rely on our own research and development efforts to enhance and develop our technology and products although, in some instances that do not involve our core competencies, such as with CloudPAT, we choose to license customized platforms from third parties.
Patents.   As of December 31, 2019, we have been granted a total of 62 patents and have 11 pending national phase applications directly relating to our current products. A further 25 granted patents are potentially applicable, pending ongoing research and development. The families of patents that specifically cover WatchPAT consist of 45 granted patents worldwide and 10 pending patent applications, while EndoPAT is covered by 12 granted patents worldwide and one pending patent application as well as a further 15 granted patents that are potentially applicable pending ongoing research and development. In addition, we have 5 granted patents that relate to features which are common to both WatchPAT and EndoPAT, as well as a further 10 patents that are potentially applicable pending ongoing research and development.
We submit applications under the Patent Cooperation Treaty, or PCT, an international patent law treaty that provides a unified procedure for filing a single initial patent application to reserve the option to seek patent protection for an invention in each of the member states and regions. Although a PCT application cannot be issued as a patent, it allows for the applicant to seek protection at a later date in any of the member states and regions through national or regional phase applications. National and regional phase applications are examined by the allocable authorities in each member state or region in which we elect to file an application. We can elect to file a regional application in Europe, in which case we will not be required to file a separate state specific application for each member state in Europe, until such time as the European application is granted a patent, whereupon state specific validations may subsequently be selected.
Patents and patent applications covering our WatchPAT and EndoPAT technology have been issued or are currently pending in the United States, Japan, Europe and other international markets. Many of our patents and patent applications cover our technology around methods of and related devices for measuring the PAT signal and the application thereof.
Absent patent-term extensions and excluding granted patents that are potentially applicable pending ongoing research and development, several patents for (1) the WatchPAT are set to expire between 2021 and 2029 in Europe, Japan, and other foreign jurisdictions and between 2024 and 2030 in the United States and (2) the EndoPAT are set to expire between 2021 and 2032 in Japan, in 2021 in Europe and other foreign jurisdictions and in 2022 in the United States. While the original patents covering the PAT signal and certain embodiments thereof expired in July 2017, we believe that since our products have undergone substantial development and changes since our original products were first introduced, our current products should be protected in the United States, Japan, and many other countries by newer patents that we obtained and which are scheduled to expire as detailed above. The EndoPAT could also potentially be protected by additional granted patents, which may be applicable pending ongoing research and development, and are set to expire between 2027 and 2030 in the United States, and between 2023 and 2025 in Europe, Japan and other foreign jurisdictions. Currently pending patent applications, should they issue without terminal disclaimers or other term shortening restrictions, for the WatchPAT could expire as late as 2037 in the United States, Europe, Japan and other foreign jurisdictions. However, we cannot be sure that any of our patents will be commercially useful in protecting our technology. Moreover, while our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we have filed, may file or may license from third parties may not result in the issuance of patents, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. If third parties have prepared and filed patent applications or prepare and file patent applications in the future that also claim technology to which we have rights, we may have to partake in proceedings to determine priority of invention or in derivation proceedings, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before our products can be fully commercialized or commercialized in additional jurisdictions, related patents will have expired or will expire a short period following commercialization, thereby reducing the advantage of such patent rights.
Other.   In addition to patent protection, we also rely on trade secrets, including unpatented know-how, technology innovation, technical specifications and other proprietary information, as well as trade names, trademarks and service marks and non-disclosure and confidentiality agreements and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others in attempting to develop and maintain our competitive position. We have obtained trademark registrations in the United States for PAT, EndoPAT, WatchPAT, EndoScore, ITAMAR, CloudPAT and SleePath and some of them are also registered in additional jurisdictions, including Europe, Japan, Canada, China, India, Russia, Mexico, Korea and Singapore.
However, our trade secrets may become known or be independently discovered by competitors, our confidentiality agreements may be breached, and our tradenames may not achieve the brand recognition that we pursue.
Research and Development
We devote a significant amount of our resources towards research and development in order to introduce new products and continuously enhance existing products and to support our growth strategy. We have assembled a core team of experienced research and development professionals as well as an advisory board comprised of experts in their respective fields. These professionals are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities.
In order to carry our research and development activities, which take place primarily in Israel, we maintain teams in the following areas: physiology, hardware development, software, algorithms, data processing, clinical application development and clinical trials. As of September 30, 2019, we had 20 full-time employees engaged in research and development.
Since our incorporation, we have been engaged in the research of the PAT signal, as well as in the continuous research and development of our PAT-based technology and additional products and applications based on this technology, including in conjunction with additional technologies.
As part of our research and development activities, we also initiate or monitor, from time to time, clinical and research collaborations, such as with academic centers, in order to, among other things, achieve scientific backing of our products; promote recognition of our products within the medical community; support, where necessary, regulatory authorizations required to market and sell our products in applicable territories; and examine the applicability of our products in various clinical markets, particular population groups and various comorbidities.
Manufacturing and Supply
Our products consist of off-the-shelf and custom-made components. Our manufacturing, quality assurance testing, final integration, packaging and shipping operations as well as our final assembly activities are primarily performed at our facility in Caesarea, Israel, where we employed, as of September 30, 2019, 52 full-time employees and engaged 16 full-time temporary contractor workers.
We engage various suppliers and subcontractors who deliver us materials and components used in our products, including plastic and electronic components, as well as development services and database management services. We also engage subcontractors, on an as needed basis, to manufacture finished products, based on our product specifications and requirements. We are not bound by any minimum purchase volume undertakings with such subcontractor. Engaging subcontractors to manufacture our finished products on an as needed basis, in addition to our own manufacturing work force, allows us flexibility to manage and meet our manufacturing goals and we believe that our manufacturing capacity, comprised of our own manufacturing work force and of our suppliers and subcontractors, is suitable and adequate for our operations as currently conducted and as currently foreseen.
We typically engage our subcontractors by means of a renewable framework agreement or by a particular purchase order. We aim to engage different subcontractors in various locations, to reduce any potential dependency in any particular subcontractor. In addition, we believe that there are sufficient alternative subcontractors in the market, which would allow us to replace any subcontractor, if necessary, though such replacement may be a lengthy process. In addition, if needed, we may transfer some to the final assembly stages, to our own manufacturing facility.
As of the date of this prospectus, several of our subcontractors are single source subcontractors. Depending on the type of such subcontractors and the alternative we choose (such as using alternative subcontractors and manufacturing the component ourselves), we estimate that replacement of such single source subcontractors may range between six and twelve months. In addition, while we were not able to identify an alternative supplier for a component incorporated in one of our older models of the WatchPAT, which model we only sell in China, we plan to obtain regulatory approval to sell our more advanced WatchPAT product model in China. Nevertheless, there is no assurance if and when we will obtain such approval. Due to their nature, certain components must be ordered from such single source subcontractors a few months in advance, resulting in substantial lead time. In the event that such limited source suppliers are unable to meet our requirements in a timely manner, we may experience a limited interruption in production until we can obtain an alternate source of supply. If we do not accurately forecast such demand, our operating results could be adversely affected. However, as explained above, we take various steps in order to mitigate this risk, including by (1) providing our relevant suppliers with a purchasing forecast and estimate of future orders, (2) requiring such single source subcontractors to provide us long prior notice should the subcontractor wish to terminate our agreement, and (3) we constantly hold safety inventory stock sufficient to meet our estimated manufacturing forecasts, aligned with the lead time of each component.
We believe that our manufacturing processes and our subcontractors’ manufacturing processes are in material compliance with pertinent United States and international quality and safety standards, such as ISO 9001:2000 and the FDA’s quality system regulations.
Government Regulations
Overview
We must comply with the laws, regulations and standards applicable to our activities in the countries in which we operate. In particular, we are subject to laws, regulations and standards applicable to our manufacturing activities as well as to laws and regulatory requirements in each country in which we market and sell our products, including the United States, Europe, Japan and Israel. In each country where we seek to market and sell our products, we typically need to first obtain a local approval or clearance allowing us to market and sell our products in the pertinent territory. The requirements, length of time and costs associated with obtaining such local approvals differ from country to country. Depending on the pertinent territory, we either hold such approvals independently or through a local subsidiary or through a local partner with whom we maintain a contractual arrangement securing our rights in such marketing and sales approvals, such as in Japan where our partner, Philips Japan, is the one holding the marketing approval. Except as described below, the WatchPAT related services and accessories that we currently offer, do not require any separate regulatory approval or clearance beyond the ones we obtained for the WatchPAT as described below.
We are also subject to announced and unannounced inspections and audits by such regulatory bodies, primarily of our manufacturing facility in Israel. Our products and operations are also often subject to the rules or norms of industrial standards bodies, such as the International Standards Organization, or ISO, or the rules of associations of healthcare professionals. For example, in the United States we maintain certifications of a Nationally Recognized Testing Laboratory, or NRTL, which is a third-party organization that certifies products for the North American market. NRTLs are recognized by the Occupational Safety and Health Administration, or OSHA, under United States deferral regulations to provide product safety testing and certification for products to be used in the United States workplace. Future products, or components thereof, may also be subject to regulation by the Federal Communications Commission, or the FCC, due to inclusion of digital or communication components.
In addition, we are subject to certain foreign medical device reporting regulations in the countries in which we market and sell our products. While the specifics of the reporting regulations in each country in which we market and sell our products may vary, we are generally required to report adverse events or incidents about which we received or become aware of information that reasonably suggests that one of our marketed devices or a malfunction of such device has caused or may have caused or contributed to a death or serious injury, or of a recurring malfunction likely to contribute to death or a serious injury. The decision of whether an adverse event or incident is reportable under the applicable regulations requires our management’s judgment. Any adverse event or incident involving our products could result in regulatory actions, such as inspection and mandatory product recalls, as well as voluntary corrective actions that we may initiate for various reasons, such as product recalls or customer notifications.
In Israel, the United States, Europe and other territories we are also subject to environmental regulations governing the use of certain hazardous materials, such as RoHS and RoHS II, EU directives that require products sold in Europe to meet certain design specifications, which exclude the use of hazardous substances; REACH, an EU regulation covering the registration, evaluation, authorizations and restriction of chemicals; and EU Directive 2002/96/EC on Waste Electrical and Electronic Equipment (known as the “WEEE” Directive), which requires producers of electrical and electronic equipment to register in different European countries and to provide collection and recycling facilities for used products.
We invest resources in order to maintain our regulatory compliance, successfully pass audits and maintain our certifications and marketing and sales approvals.
The United States Market
Our products and our operations are subject to extensive regulation by the FDA, and other federal and state authorities in the United States. Our products are subject to regulation as medical devices in the United States under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA.
The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.
FDA Premarket Clearance and Approval Requirements
Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a premarket approval, or PMA, application. Under the FDCA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed. Our currently marketed products are Class II devices subject to 510(k) clearance.
510(k) Clearance Marketing Pathway
All of our current products (excluding one 510(k)-exempt product) are subject to premarket notification and clearance under section 510(k) of the FDCA. To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but often takes longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. For fiscal year 2020, the standard user fee for a 510(k) premarket notification application is $11,594.
If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.
After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval or de novo reclassification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), de novo request or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or until PMA approval is obtained or a de novo request is granted. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.
Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation.

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of  “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA intends to develop and maintain a list device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.
PMA Approval Pathway
Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA devices are also subject to the payment of user fees, which for fiscal year 2020 includes a standard application fee of  $340,995 and an annual establishment registration fee of  $5,236.
The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.
Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. None of our products are currently marketed pursuant to a PMA.
Clinical Trials
Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk,” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.
Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.
During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.
Post-market Regulation
After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:
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establishment registration and device listing with the FDA;

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QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

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labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion or advertising of  “off-label” uses of cleared or approved products;

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requirements related to promotional activities;

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clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;

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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

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correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

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the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

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post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.
The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:
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warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

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recalls, withdrawals, or administrative detention or seizure of our products;

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operating restrictions or partial suspension or total shutdown of production;

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refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

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withdrawing 510(k) clearances or PMA approvals that have already been granted;

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refusal to grant export approvals for our products; or

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criminal prosecution.

Healthcare Regulatory Laws
Within the United States, our products and our customers are subject to extensive regulation by a wide range of federal and state agencies that govern business practices in the medical device industry. These laws include federal and state anti-kickback, fraud and abuse, false claims and physician payment transparency laws and regulations.
The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or part by Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including cash, improper discounts, and free or reduced price items and services. Among other things, the Anti-Kickback Statute has been interpreted to apply to arrangements between medical device manufacturers on the one hand and prescribers and purchasers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate, in order to have committed a violation. Further, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute also constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any payor, not only the Medicare and Medicaid programs. Commercial payors may also bring a private cause of action for treble damages against a manufacturer for a pattern of causing false claims to be filed under the federal Racketeer Influenced and Corrupt Organizations Act, or RICO.
The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to or approval by the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. In addition, the federal civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws. Various states have also enacted false claim laws analogous to the federal civil False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.
The federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HIPAA, among other things, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The HIPAA healthcare fraud statute prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from government sponsored programs. The HIPAA false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation.
Additionally, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The ACA, imposed, among other things, new annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians and certain other healthcare providers and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. In addition, certain states require implementation of compliance programs and compliance with the device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices, and/or tracking and reporting of gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.
Data Privacy and Security
Medical device companies may be subject to U.S. federal and state and foreign health information privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information. In the U.S., HIPAA imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Even when HIPAA does not apply, according to the Federal Trade Commission or the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, or the FTCA, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA Security Rule.
In addition, certain state and non-U.S. laws, such as the European Union General Data Protection Regulation 2016/679, or GDPR, govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California recently enacted legislation, the California Consumer Privacy Act, or CCPA, which went into effect January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for “protected health information” maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context. In Europe, the GDPR went into effect in May 2018 and introduces strict requirements for processing the personal data of European Union data subjects. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. The State of Israel has also implemented data protection laws and regulations, including the Israeli Protection of Privacy Law of 1981.
Health Care Reform
The United States has enacted or proposed legislative and regulatory changes affecting the healthcare system that could affect our ability to profitably sell our products. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.
In the United States, there have been and continue to be a number of legislative initiatives and judicial challenges to contain healthcare costs. For example, in March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the United States medical device industry to which we sell our products. Among other things, the Affordable Care Act:
•
established a 2.3% excise tax on sales of medical devices with respect to any entity that manufactures or imports specified medical devices offered for sale in the United States, which, through a series of legislative amendments, was suspended, effective January 1, 2016, and subsequently repealed altogether on December 20, 2019;

•
established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;

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implemented payment system reforms, including a national pilot program to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain health care services through bundled payment models; and

•
created an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

There have been a number of significant changes to the ACA and its implementation. By way of example, the Tax Cuts and Jobs Act of 2017, or Tax Act, effective January 1, 2019, included a provision repealing the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Fifth Circuit Court of Appeals also struck down the individual mandate and remanded to the Northern District of Texas the decision as to whether the remainder of the ACA is valid. It is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business. Litigation and legislation over the ACA are likely to continue with unpredictable and uncertain results. We will continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.
The European Market
In order to sell our products in member countries of the European Economic Area, or the EEA, our products must comply with the essential requirements of the European Union, or EU, Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the CE mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I non sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a member state of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.
As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. If we fail to remain in compliance with applicable European laws and directives, we would be unable to continue to affix the CE mark to our products, which would prevent us from selling them within the EEA.
On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/ 745), which repeals and replaces the MDD and the Active Implantable Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, the regulations would be directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. The Medical Devices Regulation will, however, only become applicable three years after publication (in May 2020). Once applicable, the new regulations will among other things:
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strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

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establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•
improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•
set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•
strengthen the rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

Starting May 2020, no new applications under the previous directives will be permitted. By that date, we will need to update our technical documentation and other quality management system processes to meet the new MDR requirements.
During 2017, we decided to transition to a new Notified Body. As part of the transition, a quality audit was performed and the technical dossier of one product was reviewed. In January 2018, we received a new CE certificate from our new Notified Body, BSI Group, bearing an expiration date of October 10, 2019, the same expiration date as the previous certificate issued by our former Notified Body, for our WatchPAT 200 Unified (including one of its probes) and EndoPAT 2000, to which we refer as the main certificate. The main certificate was renewed by the BSI Group in October 2019 with an expiration date of May 26, 2024, and was broadened to also cover EndoPATX. In addition, we have obtained a CE certificate for our accessories, such as probes and sensors that we sell for use with such products, to which we refer as the accessory certificate, which certificate does not bear any expiration date (and is not required to be issued by a Notified Body like the main certificate). It should be noted that under the MDR requirements, CE certificates issued under the previous directives prior to May 2020 shall remain valid in accordance with their term, beyond the expiration of the transition period, however certain limitations set forth in the MDR, such as the need to use classifications that are different from the previous directives, would apply. We do not expect such limitations to have any material impact on our ability to maintain our accessory certificate (or obtain a new one if such new classifications shall apply) beyond May 2020.
We currently have a CE mark for our WatchPAT 200 Unified, EndoPAT 2000 and WatchPAT 300 (which, for the WatchPAT 300, was granted in February 2019).
The Japanese Market
In Japan, the Pharmaceutical Medical Devices Authority, or PMDA, is the regulatory body supervising and regulating the marketing and sale of medical devices such as our products, similarly to the FDA in the United States. In order to market and sell medical devices, such as ours, in Japan, we must comply with Japan’s Pharmaceuticals and Medical Devices Act, or the PMD Act. Among other requirements, as part of the approval process, medical device manufacturers must comply with the MHLW Ordinance No. 169 related to quality management systems, register design and manufacturing facilities, and appoint an in-country representative, also known as MAH/D-MAH.
We currently hold PMDA authorizations to market and sell our WatchPAT 200 Unified and EndoPAT 2000 in Japan. Such authorizations are held by the local MAH/D-MAH with whom we maintain a contractual engagement.
The Canadian Market
Health Canada is the Canadian authority supervising and regulating the marketing and sale of medical devices such as our products, similarly to the FDA in the United States.
We previously had authorizations of Health Canada to market and sell our WatchPAT 200 Unified and EndoPAT 2000. However, in August 2018, we announced that we will not renew such authorizations and therefore, in January 2019, we ceased offering our products for sale in Canada.
The Israeli Market
General.   All of our products are approved for sale and distribution in Israel by the Israeli Ministry of Health. Our manufacturing activities in Israel are also subject to regulation by the Israeli Ministry of Health. In addition to marketing and selling our products, we or our partners also must obtain pertinent approvals or permits to perform our clinical trials in the countries in which we perform such trials, such as in compliance with an international guideline for the ethical conduct of clinical research known as the Declaration of Helsinki. In Israel, our clinical trials require a permit for a research plan (protocol) by the Helsinki Committee, operating under the Israeli Public Health Regulations (Clinical Trials in Human Subject Research), 1980.
Israeli Innovation Authority
From time to time, eligible participants may receive grants under programs of the Israeli Innovation Authority, or IIA. Grants received are generally repaid through mandatory royalties based on revenues from the sale of products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This governmental support is conditioned upon the participant’s ability to comply with certain applicable requirements and conditions specified in the IIA’s programs and the R&D Law.
Under the R&D Law, research and development programs that meet specified criteria and are approved by the Research Committee of the IIA are eligible for grants of certain approved expenditures of such programs, as determined by said committee. In exchange, the recipient of such grants is required to pay the IIA royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the U.S. dollar-linked value of the total grants received in respect of such program, plus interest.

The R&D Law also provides that know-how developed under an approved research and development program or rights associated with such know-how (1) may not be transferred to third parties in Israel without the approval of the IIA; and (2) may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the IIA’s prior approval, which approval, if any, may generally be obtained in the following cases: (a) the grant recipient pays to the IIA a portion of the sale price paid in consideration for such IIA-funded know-how (according to certain formulas, which may result in repayment of up to 600% of the grant amounts plus interest), or (b) the grant recipient receives know-how from a third-party in exchange for its IIA-funded know-how. Such approval is not required for the export of any products resulting from such research or development.
The R&D Law provides that products developed under an approved research and development program should, as a general matter, be manufactured in Israel. Manufacturing products developed under an approved research and development program outside of the State of Israel is prohibited without receiving prior approval from the Innovation Authority (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which requires only a notice). If a company receives approval to manufacture products developed with government grants outside of Israel, it will be required to pay increased royalties to the IIA, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. The company may also be subject to accelerated royalty repayment rates. A company also has the option of declaring in its IIA grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval following the receipt of the grant.
The abovementioned restrictions continue to apply even after a grant recipient has repaid the full amount of the grants received in connection with an approved research and development program.
The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law generally requires the grant recipient and its controlling shareholders and foreign interested parties to notify the IIA of a change in control of the recipient or a change in the holdings of the “means of control” of the recipient that would make a non-Israeli an “interested party” and that non-Israeli “interested parties” provide an undertaking to the IIA to comply with the R&D Law. In addition, the rules of the IIA may require additional information or representations in respect of certain of such events. For these purposes, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of any of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, a change of control in us and the acquisition of 5% or more of our ordinary shares by a non-Israeli may require notification to the IIA and the provision of an undertaking to comply with the R&D Law.
The Israeli authorities have indicated in the past that the government may reduce or abolish the IIA grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive. In addition, an amendment to the R&D Law that became effective on January 1, 2016, provides the IIA with the authority to establish new guidelines regarding the R&D Law, which may affect our existing and/or future IIA programs and incentives for which we may be eligible. We cannot predict what changes, if any, the IIA may make.
Our research and development efforts for the development of EndoPAT 3000, a new generation of our EndoPAT product (the development of which was discontinued before its completion with no sales to date), during the period between 2003 and 2005, were financed in part through royalty-bearing grants from the IIA, in a total amount of approximately $0.9 million. The amount of the grants including interest accrued as of September 30, 2019 was approximately $1.06 million. In 2009, the IIA notified us that we are required to pay royalties on the sale of all of our products commencing as of 2012. Although we believe that we are not required to repay these grants to the IIA from the sale our past and currently marketed products, we may be required to pay royalties with respect to sales of future products that incorporate the know-how developed under these grant programs. There is no assurance that we will prevail in our efforts opposing the IIA’s position. Since we made a full accrual in our financial statements for such possible liability, in the event that our efforts with the IIA are not successful, the primary effect will be on our cash flows and financial condition. We anticipate that in 2020 we will begin selling our newly developed EndoPATX, for which we recently received authorization to affix a CE mark. We developed EndoPATX while using some of the knowledge and developments of the EndoPAT 3000, and therefore anticipate paying royalties on all sales of EndoPATX, against the grants received for the EndoPAT 3000.
Employees
As of September 30, 2019, we had 101 employees based in Israel, 72 employees based in the United States and one employee based in Japan.
We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.
Our employees are not represented by labor unions. Nevertheless, with respect to our employees in Israel, certain provisions of the collective bargaining agreements between the ‘Histadrut’ (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Association) may be applicable to our employees by virtue of orders of the Israeli Ministry of Labor, Social Affairs and Social Services. These provisions concern mainly the length of the workday, minimum daily wages, insurance for work-related accidents, determination of severance pay and other conditions of employment.
Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration.
Facilities
Our headquarters, manufacturing and research and development facilities as well as our sales offices are located in the Northern Caesarea Business Park, Caesarea, Israel, where we lease approximately 14,000 square feet of office and manufacturing space pursuant to a lease that is currently scheduled to expire in July 2021. Our current monthly rent is NIS 96,000 (equivalent to approximately $27,826) and we have provided the lessor with a bank guarantee of NIS 637,000 (equivalent to approximately $184,638) to secure our obligations thereunder.
During 2019, we entered into a lease agreement for new manufacturing facilities located in the Southern Caesarea Business Park, Caesarea, Israel, where we lease approximately 14,000 square feet. This lease is currently scheduled to expire in February 2023, but provides for two optional extensions until February 2030. Our current monthly rent is NIS 45,000 (equivalent to approximately $13,043) and we have provided the lessor with a bank guarantee of NIS 217,000 (equivalent to approximately $62,899) to secure our obligations thereunder.
In addition, we lease storage facilities in the Northern Caesarea Business Park, Caesarea, Israel, where we lease approximately 1,900 square feet of storage space pursuant to a lease that is scheduled to expire in June 2021. Our current monthly rent is NIS 9,000 (equivalent to approximately $2,609) and we have provided the lessor with a deposit of NIS 55,000 (equivalent to approximately $15,942) to secure our obligations thereunder.
In addition to the above, we lease approximately 10,900 square feet of office space in Atlanta, Georgia, pursuant to a lease that expires in March 2022, with an optional extension until March 2025. Our current monthly rent is $17,000 and we have provided the lessor with a bank guarantee of  $15,000 to secure our obligations thereunder.
Legal proceedings
We are not subject to any material legal proceedings.

MANAGEMENT
Executive Officers and Directors
The following table presents information about our executive officers and directors, including their ages, as of the date of this prospectus:
Name	Age	Position
Executive Officers
Gilad Glick	47	President and Chief Executive Officer, Acting Vice President Marketing and Sales, Acting President of our U.S. subsidiary
Shy Basson	48	Chief Financial Officer and U.S. Chief Operating Officer
Shlomo Ayanot(1)	64	Vice President, Engineering and Operations
Itay Kariv	61	Vice President of Research and Development
Efrat Litman	46	Vice President of Advanced Research and Development
Eilon Livne	49	Vice President Sales and Channels Development EMEA
Shiri Shneorson, PhD	45	Vice President and General Manager of Digital Health Business Unit
Non-Employee Directors
Giora Yaron, PhD	71	Chairman of the Board
Martin Gerstel(2)	78	Director
Ilan Biran	73	Director
Jonathan Kolber	58	Director
Sami Totah	62	Director
Christopher M. Cleary	59	Director
Yaffa Krindel Sieradzki	65	External Director
Zipora (Tzipi) Ozer-Armon	55	External Director

(1)
We and Mr. Ayanot are currently undergoing a separation process with respect to his employment at the Company.

(2)
Mr. Gerstel intends to retire at the end of this term and not seek re-election.

The current business addresses for our executive officers and directors is c/o Itamar Medical Ltd., 9 Halamish Street, Caesarea 3088900, Israel. The following are brief biographies of our executive officers and directors:
Executive Officers
Gilad Glick has served as our Chief Executive Officer and President since July 2013. Mr. Glick also serves as a director and as acting president of our U.S. subsidiary, Itamar Medical, Inc. Prior to joining the Company, Mr. Glick served in various positions in the medical devices industry, spanning across multiple countries in Europe and the U.S. in a variety of functional areas including sales, marketing, service and research & development. Between June 2008 and July 2013, Mr. Glick held the position of worldwide vice president of sales and marketing of Biosense Webster, a Johnson & Johnson company, overseeing all strategic and commercial activities. Mr. Glick earned an M.B.A from the Maastricht School of Management, majoring in general and strategic management. He is also a graduate of the Strategic Marketing Management Executive Program at the Stanford Graduate School of Business.
Shy Basson has served as our Chief Financial Officer since May 2017 and U.S. Chief Operating Officer since May 2019. Mr. Basson also serves as a director of our U.S. subsidiary, Itamar Medical, Inc. Prior to joining the Company, between January 2008 and October 2016, Mr. Basson served as Chief Financial Officer, Business and Strategy of WeFi, Inc., a provider of mobile data collection and Wi-Fi connectivity solutions. Prior thereto Mr. Basson served as Director of Business Development at AOL (a Time Warner

Company). Prior thereto, Mr. Basson served as the CFO of ICQ. Mr. Basson holds a B.A. degree in business administration and accounting from the College of Management in Rishon Lezion and an M.B.A. from the Kellogg-Recanati Business School of the Tel Aviv University and is a Certified Public Accountant in Israel.
Shlomo Ayanot has served as our vice president of engineering and operations since 1999. Prior to joining the Company, between 1997 and 1999, Mr. Ayanot served as vice president of operations at TADIN — Tal Advanced Instruments Ltd., a provider of computerized control systems for production in the microelectronics field. Between 1993 and 1997 Mr. Ayanot served as Vice President of Engineering and Operations of Tamar Electronics Systems Ltd. Between 1983 and 1993, Mr. Ayanot served as production & engineering manager in K&S Industries Ltd. Mr. Ayanot holds a B.Sc. degree in industrial management, economic track, from the Technion — Israel Institute of Technology.
Itay Kariv has served as our Vice President of Research and Development since October 2018. Between January 2015 and October 2018, Mr. Kariv served as our Vice President of Advanced Research and Development. Mr. Kariv has more than 25 years of experience in research and development managerial roles. Prior to joining the Company, Mr. Kariv held several managerial positions, including as a Program Director at St. Jude Medical between 2008 and 2014 and as Research and Development Director and subsequently as Program Director at Biosense Webster, a Johnson & Johnson company, between 2001 and 2008. Prior to that, between 1999 and 2001, Mr. Kariv served as Vice President of Research and Development at MeetU.com, Ltd., and as Vice President of Research and Development at Lognet Systems Ltd. between 1997 and 1999. Mr. Kariv holds a Landscape Architect degree and a B.Sc. and M.Sc. in Computer Science, all from the Technion — Israel Institute of Technology.
Efrat Litman has served as our Vice President of Advanced Research and Development since October 2018. Between April 2017 and October 2018, Ms. Litman served as our Vice President of Research, Development and Technology and from March 2011 to April 2017 as Vice President of Research and Development. Ms. Litman has 25 years of experience in research and development work. Prior to joining the Company, Ms. Litman held several positions as a project and product manager and algorithm team leader in high-tech and bio-tech industries and the Israel Defense Forces, including over eight years at Orbotech Ltd. Ms. Litman holds a B.Sc. degree in Physics and Mathematics from the Talpiot program of the Hebrew University of Jerusalem.
Eilon Livne has served as our Vice President of Sales and Channels Development, EMEA Region since 2015. Between 2014 and 2015, Mr. Livne served as our Head of Wellness Activity, USA. Between 2013 and 2014, Mr. Livne served as the VP Sales and Marketing of Adhestick Ltd., leading the international sales and marketing of its consumer goods products line. Between 2002 and 2013, Mr. Livne served as the CEO of Silverline Jewelry Ltd. Between 2001 and 2002, Mr. Livne served as Product Manager of Giteko Technologies, and prior to that, he served as Senior Consultant at the Governmental Incentives Department at Ernst & Young Israel. Mr. Livne holds a B.A. degree in Economy and Accountancy from the Rupin Academic Institute and is a Certified Public Accountant in Israel.
Shiri Shneorson, PhD, has served as our Vice President and General Manager of the Digital Health Business Unit since June 2019. Between January 2005 and May 2019, Dr. Shneorson served in multiple management roles at Intel Corporation in Israel and California, as Vice President of Strategic Planning, key customers and strategic initiatives, Vice President and General Manager, Laptop Products and Director of Product — Mobile Clients Platforms. Dr. Shneorson holds a B.S. degree in Industrial Engineering and Management from the Technion — Israel Institute of Technology, an M.S. in statistics from the Stanford University School of Humanities and Science and a PhD in Operations Information and Technology from the Stanford University Graduate School of Business.
Non-Employee Directors
Giora Yaron, PhD, is a co-founder of our Company and has served as Chairman of our Board of Directors since 2016. Between 1997 and 2016, Dr. Yaron served as Co-Chairman of our Board of Directors. Dr. Yaron also serves as a member of the Board of Directors of Amdocs Limited (Nasdaq: DOX), as Chairman of the Board of Directors of Excelero (ExpressIO), a provider of ultra-fast block storage solutions and as the Chairman of the Board of Directors of Equalum, a provider of a real-time

Data Beaming for Big Data Analytics. Dr. Yaron co-founded several privately-held technology companies, sold to multinational corporations, including, P-cube, Pentacom, Qumranet, Exanet, Comsys and Hyperwise Security. From 2010 until December 2018, Dr. Yaron served as Chairman of the Executive Council of the Tel Aviv University. He also served as Chairman of Ramot, the Tel Aviv University technology transfer company from 2010 until 2015. In 2009, Dr. Yaron also co-founded Qwilt, Inc., a privately-held video technology provider and serves on its Board of Directors. Between 1996 and 2006, Dr. Yaron served as a member of the Board of Directors of Mercury Interactive, a publicly-traded IT optimization software provider, acquired by Hewlett-Packard, including as its Chairman of the Board of Directors between 2004 and 2006. Between 1992 and 1995, Dr. Yaron served as President of Indigo NV. Prior to joining Indigo, Dr. Yaron served as Corporate Vice President of National Semiconductor. Dr. Yaron has previously served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, and on the advisory board of the Israeli Ministry of Defense. Dr. Yaron holds a PhD in device physics, and a Bachelor’s degree in physics and mathematics from the Hebrew University of Jerusalem.
Martin S. Gerstel has served as a director on our Board of Directors since 1997. Between 1997 and, 2016, Mr. Gerstel also served as the Co-Chairman of our Board of Directors. Mr. Gerstel also serves as the Chairman of the Board of Directors of Evogene Ltd. (Nasdaq and TASE: EVGN), a developer of novel products for life science markets since 2004. In addition, between 1997 and 2017, Mr. Gerstel served as the Chairman of the Board of Directors of Compugen Ltd., (Nasdaq and TASE: CGEN), a predictive drug discovery and development company. Between 2009 and 2010, Mr. Gerstel also served as Compugen’s Chief Executive Officer (and Co-Chief Executive Officer). Between 2004 and 2006, Mr. Gerstel served as chairman of Keddem Bioscience Ltd., a drug discovery company. In addition, Mr. Gerstel currently serves as a director of YEDA Research and Development Company Ltd., the technology transfer company for the Weizmann Institute of Science. Mr. Gerstel also served as a director of Yissum Ltd., the technology transfer company of the Hebrew University of Jerusalem, between 2003 and 2015. Mr. Gerstel is also a member of the Board of Governors and the executive committee of the Weizmann Institute of Science and the Board of Governors of the Hebrew University of Jerusalem. Prior to relocating to Israel in 1994, Mr. Gerstel was the Co-Chairman and CEO of ALZA Corporation, a U.S. pharmaceutical company specializing in advanced drug delivery (sold to Johnson & Johnson). Mr. Gerstel holds an M.B.A. degree from Stanford Graduate School of Business and a B.Sc. from Yale University.
Ilan Biran has served as a director on our Board of Directors since 2013. Mr. Biran has previously served as Bezeq’s Chief Executive Officer. Mr. Biran serves as a director of Kinneret College on the Sea of Galilee (R.A). Mr. Biran has previously served as the Chairman of the Board of Directors of Rafael — Advanced Defense Systems Ltd. between 2007 and 2013 and as a member of the Board of Directors of Israel Discount Bank Ltd. between 2008 and 2017. Mr. Biran served in the Israel Defense Forces for 32 years, most notably as the former General Director of the Ministry of Defense, and in various staff and command positions, including commanding general, central command, head of the technology and logistics branch, and head of the operations division at the general staff. Mr. Biran has received an honorary degree from the Technion Israel Institute of Technology in 2013. Mr. Biran holds an Associate Diploma in Strategy and Political Economic Research from Georgetown University and the United States Marine Corps Command and Staff College. Mr. Biran also holds a B.A. in Economics and Business Administration from the Bar Ilan University.
Jonathan Kolber has served as a director on our Board of Directors since 2015. Mr. Kolber is a Partner and Senior Advisor at Viola Growth, a technology buyout and growth capital fund that is an affiliate of the Viola Group. In addition, he is an investor in numerous Israeli technology companies, including Fiverr, Eyeclick, ViTrainer, REAL and MoonActive. Mr. Kolber also serves as Chairman of the Board of Directors of ION Asset Management Ltd., an Israeli hedge fund and Chairman of the Board of Directors of Panaxia Pharmaceutical Industries Ltd. Mr. Kolber founded and managed Claridge Israel, together with the Canadian Bronfman family, from 1986 to 1997. Between 1998 and 2006, Mr. Kolber served as the Chief Executive Officer of Koor Industries, one of Israel’s then largest conglomerates, with investments in the agrochemical, telecommunications and defense industries, which was sold in 2006 to the IDB Group. Between 1997 and 2007, he also served on the Board of Directors of ECI Telecom Ltd., and as Chairman thereof between 1999 and 2002. Mr. Kolber currently serves as a member of the board of directors of several companies, including Aeronautics Systems Ltd. (TASE: ARKS) and Optimax Ltd. and during his career has served as chairman of the board of directors, chief executive officer or director in over 60 public and private companies in Israel and North America. He holds a Bachelor’s degree in Near Eastern Language and Literature from Harvard University and a Certificate of Advanced Arabic Language from the American University of Cairo.
Sami Totah has served as a director on our Board of Directors since 2015. Mr. Totah is a partner of Viola Growth, a technology buyout and growth capital fund that is an affiliate of the Viola Group. Mr. Totah has served as chairman of the board of directors of several Israeli start-up companies since 2003, including Pilat Media, Sheer Networks, Red Bend, and Flash Networks. Between 1984 and 2002, Mr. Totah served in various positions at Amdocs, including the position of Chief Operating Officer. Mr. Totah is a practical software engineer and participated in professional courses over the years, including courses of the Executive M.B.A. program of the Hebrew University of Jerusalem Business School.
Christopher M. Cleary has served as a director on our Board of Directors since 2017. Since 2014, Mr. Cleary has served as the Vice President of Corporate Development for Medtronic plc. Prior to 2014, Mr. Cleary was the CEO for Alesia Capital Services LLC, providing advisory and financial analysis services to Fortune 500 companies, including Medtronic. Prior to that Mr. Cleary served in a multitude of managerial roles at GE Capital. Mr. Cleary holds a B.A. from Colorado College.
Yaffa Krindel Sieradzki has served as an external director on our Board of Directors since 2016. Ms. Krindel also serves as a director of Sol-Gel Technologies Ltd. (Nasdaq: SLGL), a pharmaceutical company, BGN Technologies Ltd., the technology transfer company of Ben Gurion University, and two medical device start-up companies and has served on the boards of directors of numerous companies publicly traded on Nasdaq. Between 1997 and 2007, Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Between 1993 and 1997, Ms. Krindel served as CFO and later as director of BreezeCOM Ltd., an Israeli telecommunications company, which was traded on Nasdaq and the TASE. Between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., an Israeli telecommunications company, publicly traded on Nasdaq which is now part of Avaya Inc. Ms. Krindel also served on the board of directors of Fundtech Ltd., which was traded on Nasdaq until its acquisition by GTCR, Voltaire Ltd. until its acquisition by Mellanox Technologies Ltd. and Syneron Medical until its acquisition by Apax. Ms. Krindel holds an M.B.A. degree from the Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University of Jerusalem.
Zipora (Tzipi) Ozer-Armon has served as an external director on our Board of Directors since 2016. She currently serves as the Chief Executive Officer of Lumenis, a position she has held since joining Lumenis in May 2012. Prior to joining Lumenis, Ms. Ozer-Armon held various management positions at Teva Pharmaceutical Industries Ltd. since October 2009, most recently serving as head of Teva’s Japanese market activities. Previously, Ms. Ozer-Armon held various management positions at SanDisk Corporation, following its acquisition of M-Systems Ltd., between 2006 and 2008, including Senior Vice President, Retail Sales and Marketing. Prior thereto, between 2004 and 2006, Ms. Ozer-Armon served as Corporate Vice President, General Manager of the DiskOnKey division at M-Systems Ltd. and between 1999 and 2004 as Vice President of Corporate Development at Comverse Inc. Between 1995 and 1999, Ms. Ozer-Armon served as Vice President at Shaldor Ltd., a management consulting firm based in Israel and between 1991 and 1995, Ms. Ozer-Armon served as Manager at the London office of A.T. Kearney, a global management consulting firm. In addition, Ms. Ozer- Armon served as an external director on the Board of Directors of Cargal Ltd., which was a TASE-listed company and was a member of its audit committee between February 2012 and December 2013. Ms. Ozer-Armon holds a B.A. degree in economics, magna cum laude, and an M.B.A. degree, majoring in finance and marketing, both from the Tel Aviv University.
Foreign Private Issuer Exemption
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers. While we follow most Nasdaq corporate governance rules, we follow Israel corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

•
We currently do not follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders that requires that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer’s common voting stock. As permitted under the Companies Law, our Articles of Association provide that the quorum for any meeting of shareholders is 33 1∕3% or more of the voting rights in the Company, similar to Nasdaq requirements, however, if the meeting is adjourned for lack of quorum, the quorum for such adjourned meeting will be two shareholders who hold or represent between them at least 10% of the issued and outstanding share capital, instead of 33 1∕3% of the voting rights in the Company.

•
We currently do not follow Nasdaq Rule 5635(c) that requires shareholder approval of stock option plans and other equity compensation arrangements available to officers, directors or employees and any material amendments thereto. We have decided to follow home country practice in lieu of obtaining shareholder approval for our current or future equity incentive plans. However, subject to exceptions permitted under the Companies Law, we are required to seek shareholder approval of any grants of equity incentive awards to directors, chief executive officer and controlling shareholders or plans that require shareholder approval for other reasons.

•
We currently do not follow Nasdaq Rules 5635(a), 5635(b) and 5635(d) that require shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company). Instead, we intend to follow the Companies Law in respect of private placements (see under “Description of Share Capital and Memorandum and Articles of Association — Memorandum and Articles of Association — Other Israeli Law Considerations — Private Placements”).

•
Also, we have chosen to follow our home country practice in lieu of the requirements of Nasdaq Listing Rule 5250(d)(1) relating to an issuer’s furnishing of its annual report to shareholders. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq Rule 5640 Notification of Noncompliance and Rule 5640 Voting Rights. Further, we must have an audit committee that satisfies Rule 5605(c)(3), which addresses audit committee responsibilities and authority, and that consists of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We may in the future elect to follow Israel corporate governance practices in lieu of Nasdaq corporate governance rules with regard to other matters.
We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.
Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
Composition of our Board of Directors
Our Board of Directors currently consists of eight members, including two directors who are intended to qualify as external directors and whose appointment fulfills the requirements of the Companies Law for the Company to have at least two external directors (see “Description of Share Capital and Memorandum and Articles of Association — Memorandum and Articles of Association — Directors — External Directors”). Our Board of Directors has determined that all of our directors, qualify as “independent directors” within the meaning of the rules of Nasdaq. There are no family relationships among any of our directors or senior management.

Except for our external directors, our directors hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed. See “Description of Share Capital and Memorandum and Articles of Association — Articles of Association — Directors — Appointment of Directors” for additional information.
Committees of our Board of Directors
Our Board of Directors has established an audit committee and a compensation committee, and, from time to time, establishes other “ad-hoc” committees of members of the Board of Directors for specific duties or assignments and limited duration.
Audit Committee
Pursuant to applicable SEC and Nasdaq rules, we are required to have an audit committee of at least three members, each of whom must satisfy the independence requirements of the SEC and Nasdaq. In addition, pursuant to Nasdaq rules, all of the members of the audit committee must be financially literate and at least one member must possess accounting or related financial management expertise. The audit committee must also have a written charter specifying the committee’s duties and responsibilities, which include, among other things, the selection and evaluation of our independent auditors.
Under the Companies Law, our Board of Directors is required to appoint an audit committee, which must be comprised of at least three directors, including all of the external directors, a majority of its members must satisfy the independence standards under the Companies Law, and the chairman of the audit committee is required to be an external director. An audit committee may not include the chairman of a company’s board of directors, a controlling shareholder of the company, a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder, or a director who derives most of his or her income from a controlling shareholder. The duties of an audit committee under the Companies Law include, among other things, identifying flaws in the business management of the company and suggesting remedial measures to its board of directors, assessing the company’s internal audit system and the performance of its internal auditor, establishing whistleblower procedures and approval of certain interested party transactions.
Our Audit Committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, overseeing the accounting and financial reporting processes of our Company and audits of our financial statements, reviewing our financial statements; reviewing our compliance with legal and regulatory requirements; recommending the appointment of our independent public accountants and reviewing their independence; examining the performance of our internal audit function and the internal auditor; finding any defects in the business management of our Company for which purpose the Audit Committee may consult with our independent auditors and internal auditor and proposing to the Board of Directors ways to correct such defects; approving related party transactions; and such other duties as may be directed by our Board of Directors or required by applicable law or applicable Nasdaq rules.
In addition, pursuant to the audit committee charter, our Audit Committee functions as our Qualified Legal Compliance Committee, or the QLCC. In its capacity as the QLCC, the Audit Committee is also responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by us or any of our agents.
Our Audit Committee is currently composed of Ms. Krindel Sieradzki, the chairperson of our Audit Committee, Ms. Ozer-Armon and Mr. Ilan Biran, all of whom satisfy the respective “independence” requirements of the Companies Law and the SEC and Nasdaq rules for audit committee members.
Compensation Committee
Pursuant to applicable Nasdaq rules, the compensation payable to a company’s chief executive officer and other executive officers must generally be approved by a compensation committee comprised solely of independent directors.

Under the Companies Law, our Board of Directors is required to appoint a compensation committee, which must be comprised of at least three directors, include all of the external directors, its other members must satisfy certain independence standards under the Companies Law, and the chairman is required to be an external director. Under the Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria; to recommend to the board of directors, from time to time, modifications to the compensation policy and examine its implementation; to approve, as more fully described under “Approval of Related Party Transactions Under Israeli Law” below, the actual compensation terms of office holders prior to approval thereof by the board of directors; and to resolve whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval.
Our Compensation Committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, the duties and roles assigned to it pursuant to the Companies Law and applicable Nasdaq rules described above; and oversight and administration of our equity based plans. In May 2019, our shareholders approved our amended policy governing the compensation of office holders as required under the Companies Law, or our Compensation Policy.
Our Compensation Committee is currently composed of Ms. Ozer-Armon, the chairperson of our Compensation Committee, Ms. Krindel Sieradzki and Mr. Gerstel, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and Nasdaq rules for compensation committee members. The committee meets at least once each quarter, with additional special meetings scheduled when required.
Internal Auditor
Under the Companies Law, our Board of Directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of a company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Ms. Irena Ben-Yakar of Deloitte Israel & Co. serves as our internal auditor.
Code of Business Conduct and Ethics
We have adopted a Code of Ethics, or the Code, that applies to all of our management and employees.
We have also adopted a Code of Ethics for Senior Financial Officers, or the Financial Conduct Code, that applies to our President and Chief Executive Officer, Chief Financial Officer, chief accounting officer or controller, and persons performing similar functions.
If we make any material amendment to the Financial Conduct Code or grant any waivers, including any implicit waiver, from a provision of the Code, which applies to our chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website if required under applicable laws. The information on our website is not incorporated by reference into this prospectus.
Compensation
Aggregate Executive Compensation
Our objective is to attract, motivate and retain highly skilled personnel who will assist the Company in reaching its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. In May 2019, our shareholders approved our amended policy governing the compensation of office holders as required under the Companies Law, or our

Compensation Policy. The Compensation Policy was designed to correlate executive compensation with our objectives and goals and otherwise embrace a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.
The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the period indicated(1):
	Salaries, fees, commissions and bonuses(3)	Pension, retirement and similar benefits	Share-based compensation
	(dollars in thousands)
All directors and executive officers as a group, consisting of 16 persons(2) for the year ended December 31, 2019	$2,262	$152	$938

(1)
The cost reflected in this table for the year ended December 31, 2019 is calculated in accordance with IFRS and is as will be recognized in our financial statements for such year (subject to year-end audit adjustments). It is noted that, in accordance with IFRS, cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the exchange rate between the NIS and the U.S. dollar as of the end of each month during 2019, the period covered by the table (which, on average for 2019, was approximately NIS 3.56 per $1.00).

(2)
Including one person who served as our executive officer in 2019 and is no longer serving as our executive officer and one executive officer who was appointed during 2019.

(3)
The bonuses include a special bonus to our President and Chief Executive Officer in the amount of $75,000, which was approved by our Compensation Committee and Board of Directors and is subject to shareholders’ approval.

We provide leased cars or reimbursement of car expenses to our executive officers in Israel (which amounts are included in the amounts provided in the above table) and reimbursement of other expenses pursuant to our standard policies and procedures.
During the year ended December 31, 2019, we also granted our directors and executive officers:
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options to purchase, in the aggregate, 6,367,241 ordinary shares at a weighted average exercise price per share of NIS 1.21 (equivalent to approximately $0.35), of which (i) 787,721 are performance-based options that will vest in December 2022 if the price of our ordinary shares is, at such time, at least NIS 5.32 per share (equivalent to $1.53), or 50% of such options will vest if the price of our ordinary shares is, at such time, at least NIS 2.66 per share (equivalent to $0.76), or if, on the applicable measurement date, the price of our ordinary shares is between these two vesting-trigger share prices, the percentage of options that will vest will be determined based on linear interpolation, and (ii) 5,579,520 options will vest over a period of four years following the grant date. Of the 6,367,241 options, 1,210,000 options will expire five years from the grant date and the balance of 5,157,241 options will expire in May 2029. The weighted average fair value of these options as of the grant date was NIS 0.53 (equivalent to approximately $0.15) per option; and

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201,372 ordinary shares issuable upon the vesting of outstanding performance-based RSUs, which will vest in if the price of our ordinary shares is, at such time, at least NIS 5.32 per share (equivalent to $1.53), or 50% of such RSUs will vest if the price of our ordinary shares is, at such time, at least NIS 2.66 per share (equivalent to $0.76), or if, on the applicable measurement date, the price of our ordinary shares is between these two vesting-trigger share prices, the percentage of RSUs that will vest will be determined based on linear interpolation. The weighted average fair value of these RSUs as of the grant date was NIS 0.29 (equivalent to approximately $0.08) per RSU.

On May 20, 2019, our Board of Directors resolved to allow six executive officers to be granted new 4,504,664 performance options and 921,873 performance RSUs, in lieu of 4,504,664 performance options and 921,873 performance RSUs previously granted that have not yet vested. The new performance options and RSUs will vest in December 2022 if the price of our ordinary shares is, at such time, at least NIS 5.32 per share (equivalent to $1.53), or 50% of such options will vest if the price of our ordinary shares is, at such time, at least NIS 2.66 per share (equivalent to $0.76), or if, on the applicable measurement date, the price of our ordinary shares is between these two vesting-trigger share prices, the percentage of options that will vest will be determined based on linear interpolation. Out of the new options and RSUs, a grant of 3,019,864 performance options and 609,232 performance RSUs to our President and Chief Executive Officer is subject to shareholders’ approval. All such executive officers accepted our proposal and the new options and RSU were granted to all such employees, except for our President and Chief Executive Officer, which is waiting for shareholders’ approval.
Individual Compensation of Covered Executives
The table and summary below outline the compensation granted to our five most highly compensated “office holders” during or with respect to the year ended December 31, 2019 as required by the Companies Law. The Companies Law defines the term “office holder” of a company to include the chief executive officer (referred to in the Companies Law as the general manager), the chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”
For purposes of the table and the summary below, “compensation” includes base salary, bonuses (including sales commissions), equity-based compensation, retirement or termination payments, benefits and perquisites such as car, and social benefits and any undertaking to provide such compensation to each Covered Executive. All amounts reported in the table are in terms of cost to the Company for the year ended December 31, 2019*, as reflected in the financial statements for the year then ended and calculated in accordance with IFRS.
Name and Principal Position(1)	Annual Base Salary(2)	Bonus(3)	Sales Commissions(4)	Equity-Based Compensation(5)	All Other Compensation(6)	Total
	(U.S. dollars in thousands)
Gilad Glick, President and Chief Executive Officer	346	194	—	421	21	982
Shy Basson, Chief Financial Officer and U.S. Chief Operating Officer	202	126	—	141	69	538
Itay Kariv, Vice President of Research and Development	163	21	—	66	59	309
Efrat Litman, Vice President of Advanced Research and Development	156	21	—	64	49	290
Eilon Livne, Vice President of Sales and Channels Development EMEA Region	126	—	71	72	12	281

*
The cost reflected in this table is calculated in accordance with IFRS and is as will be recognized in our financial statements for the year ended December 31, 2019 (subject to year-end audit adjustments). It is noted that, in accordance with IFRS, cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the exchange rate between the NIS and the U.S. dollar as of the end of each month during 2019, the period covered by the table (which, on average for 2019, was approximately NIS 3.56 per $1.00).

(1)
Unless otherwise indicated herein, all Covered Executives are engaged on a full-time (100%) basis.

(2)
Reflects the annual gross salary of the Covered Executives, other than Mr. Glick and Mr. Livne, who are engaged through consultancy agreements, where such figures reflect their annual fixed compensation, including social benefits.

(3)
Amounts reported in this column represent annual bonuses granted to the Covered Executives. Consistent with our Compensation Policy, such bonuses are based upon (i) for Mr. Glick, see footnote (7) below; and (ii) for the other executive officers — achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company, as well as, in appropriate circumstances, other measurable criteria, which, in general, may not exceed nine monthly salaries. The calculation of Mr. Glick’s $194,000 bonus for 2019 is comprised of: (i) a $119,000 performance bonus based on the achievement of certain milestones under the his bonus plan, as more fully described below; and (ii) a special bonus of  $75,000, which was approved by our Compensation Committee and Board of Directors, but is subject to shareholder approval. The calculation of Mr. Basson’s $126,000 bonus for 2019 is comprised of: (i) a $71,000 performance bonus based on the achievement of certain milestones under his bonus plan; and (ii) a special bonus of  $55,000, which was approved by our Compensation Committee and Board of Directors and is not subject to shareholder approval.

(4)
Amounts reported in this column represent sales commission, which are based on the achievement of certain sales targets.

(5)
Amounts reported in this column represent the accounting expense recognized by the Company associated with stock-based compensation in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 15 to our audited consolidated financial statements. All of the awards were in the form of stock options or RSUs, and were made pursuant to one of our equity incentive plans. Vesting of the options and RSUs will accelerate upon certain change of control events.

(6)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (“Keren Hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), convalescence or recreation pay, relocation, employers payments for social security, tax gross-up payments and other benefits and perquisites consistent with Itamar’s guidelines.

(7)
Consistent with our Compensation Policy, and as approved by our shareholders in May 2018, Mr. Glick is entitled to an annual bonus, subject to Mr. Glick achieving certain criteria and milestones set by our Compensation Committee and Board of Directors. The milestone for the annual bonus for the years 2018 through 2022 is based upon our annual revenue in such years, which is tied to our annual budget for the applicable year. The annual bonus payable (not including any special bonus) to Mr. Glick for each year may not exceed an amount equal to 7.7 monthly base salaries of Mr. Glick in such year, which is currently equal to a maximum annual bonus of approximately $192,200.

Executive Officer Employment and Consultancy Agreements
We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business. However, the enforceability of the noncompetition provisions may be limited under applicable law. Members of our senior management may also be eligible for bonuses in accordance with our Compensation Policy and as set forth by our Compensation Committee and Board of Directors.
On May 23, 2018 we held our annual meeting of shareholders for 2018, at which our shareholders approved, among other matters, the following changes to the compensation payable to Mr. Glick, our President and Chief Executive Officer:
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monthly payment — effective April 1, 2018, the monthly payment was denominated in NIS (rather than in U.S. dollars) and such payment was increased by 10% (at the time of the shareholder approval), from a monthly payment of  $26,176 plus VAT to NIS 102,450 (equivalent to approximately $29,121) plus VAT; this amount includes the equivalent of base salary and the total cost of social benefits payable to Mr. Glick;

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modification of the performance criteria related to the vesting of stock options and RSUs previously granted to our President and Chief Executive Officer — Mr. Glick received in March 2016 a grant of  (i) options to purchase up to 2,043,111 ordinary shares, at an exercise price of NIS 1.55 (equivalent to approximately $0.43), of which 510,778 options vest one year after the grant date, with the balance vesting in 12 equal quarterly installments; and (ii) 10,080,824 ordinary shares issuable upon the exercise of 8,388,512 outstanding performance-based stock options and the vesting of 1,692,312 outstanding performance-based RSUs, which will vest on January 21, 2020 if the price of our ordinary shares is, at such time, at least NIS 4.24 per share (equivalent to approximately $1.18), or 50% of such options and RSUs will vest if the price of our ordinary shares is, at such time, at least NIS 2.13 per share (equivalent to approximately $0.59). Our shareholders approved that (i) the above minimum trading price will be reduced from NIS 2.13 (equivalent to approximately $0.59) to NIS 1.70 (equivalent to approximately to $0.47) and (ii) a change of the January 21, 2020 vesting date to December 20, 2020; and

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an annual cash bonus in each of the years 2018 to 2022 (inclusive), or the bonus years, as follows:

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a maximum bonus of up to 7.7 monthly base salaries per year.

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the bonus is payable subject to meeting sales revenue goals that reflect growth in our revenues at a rate to be determined by the Compensation Committee and the Board of Directors by the end of the first quarter of each bonus year as part of the annual budget approval. The sales revenue goal for each bonus year is divided into three levels of sales revenues: the minimum goal, the target goal and the maximum entitlement goal.

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in the event that the actual sales revenues in any bonus year are within the range between two goals (the minimum goal and the target goal or between the target goal and the maximum entitlement goal), the amount of the bonus shall be calculated linearly based on the increase in sales revenue in that bonus year.

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payment of the bonus is also contingent on meeting a minimum operating income or a maximum operating loss goal. Such operating income or operating loss is on an adjusted, non-IFRS basis, which neutralizes certain non-cash and non-recurring components.

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for the purpose of examining compliance with the said goals at the end of each relevant year, the effects of the following events (relative to that bonus year’s budget) will be neutralized: (1) an increase our expenses for clinical trials (both in view of the entry into a new clinical trial and in light of the expansion of existing clinical trial); (2) increase or decrease in our costs in respect of payments to sales personnel (including costs of recruiting new sales personnel); (3) expenses associated with changing the reimbursement policy of medical insurers during the budget year and/or changes in the standard requirements applicable to our products; (4) expenses related to the process of listing on Nasdaq; (5) expenses incurred by our Company in respect of listing of securities for trading or sale in the United States solely for sales by our shareholders that exercise their registration rights or expenses in respect of unsuccessful capital raising; and (6) expenses related to the annual bonus to our chief executive officer or to any other officer in that year.

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the annual bonus is payable once a year, following the approval of our annual financial statements for the preceding year.

Additionally, on May 29, 2019, we held our annual meeting of shareholders for 2019, at which our shareholders approved, among other matters, the grant of a special bonus of NIS 259,000 (equivalent to approximately $72,700) to Mr. Glick in consideration of his performance during 2018.

Non-Employee Directors Remuneration
All of our directors are entitled to reimbursement of expenses. In addition, other than Mr. Cleary (who is entitled only to reimbursement of expenses), our non-employee directors, including external directors, receive the following compensation:
•
Dr. Yaron, the chairman of our Board of Directors, is entitled, pursuant to the consultancy agreement we entered into with a company wholly owned by Dr. Yaron in May 2001 (as amended), to a monthly payment of  $6,250, plus VAT. Under the agreement, Dr. Yaron is required to provide us with consulting services, including service as a chairman of our Board of Directors, on a part-time basis of 40% of the work week.

•
Mr. Biran, Ms. Krindel Sieradzki and Ms. Ozer-Armon are each entitled to an annual fee of NIS 49,305 (equivalent to approximately $14,271) and attendance fees of NIS 3,300 (equivalent to approximately $955) per meeting attended, linked to the Israeli CPI.

•
Messrs. Gerstel, Kolber and Totah are each entitled (in the case of Messrs. Kolber and Totah, by payment to an affiliate of Viola) to an annual fee of NIS 37,040 (equivalent to approximately $10,721) and attendance fees of NIS 2,475 (equivalent to approximately $716) per meeting attended, linked to the Israeli CPI.

According to the Compensation Policy, directors and officers may be granted equity-based compensation subject to certain criteria and limitations set forth therein, including the following:
•
equity-based awards shall vest as determined by us at the time of grant. However, other than in the event of acceleration, no portion of any grant may vest prior to the end of the one-year anniversary of the date of grant or from the commencement date of the directors’ or officers engagement with us;

•
the equity-based award shall have a fair value that will not exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of  (i) the value of 24 months’ salary with respect to the chief executive officer, (ii) 12 months’ salary with respect to each other officer, and (iii) NIS 300,000 (equivalent to approximately $86,831) for each director; and

•
the exercise price of options whose vesting is subject to the passage of time (and not subject to meeting milestones) will be no less than the average price of the ordinary shares of the Company on the TASE for the thirty (30) trading days prior to the date such grant was approved by our Board of Directors.

Consistent with the Compensation Policy and as further approved by our shareholders, we made the following grants of equity-based awards to our non-employee directors from January 1, 2019 to December 31, 2019:
•
In June 2019, we granted 330,000 service options to each of our two external directors which will be divided into three equal portions:

•
the first portion of 110,000 options shall vest in four equal installments of 27,500 options each on June 17 of each of the years 2020, 2021, 2022 and 2023. The exercise price of the first portion of options is NIS 1.47 (equivalent to approximately $0.43) per share;

•
the second portion of 110,000 options shall vest in four equal installments of 27,500 options each on June 17 of each of the years 2021, 2022, 2023 and 2024. The exercise price of the second portion of options shall be average of the closing share price during the 30 trade days preceding June 17, 2020 plus 10%, but not less than NIS 0.30 (equivalent to approximately $0.09); and

•
the third portion of 110,000 options shall vest in four equal installments of 27,500 options each on June 17 of each of the years 2022, 2023, 2024 and 2025. The exercise price of the third portion of options shall be average of the closing share price during the 30 trade days preceding June 17, 2021 plus 10%, but not less than NIS 0.30 (equivalent to approximately $0.09).

•
In June 2019, we granted 110,000 service options to each of our five non-employee directors at an exercise price of NIS 1.47 (equivalent to approximately $0.43) per ordinary share. The options shall vest in four equal installments of 27,500 options each on May 29 of each of the years 2020, 2021, 2022 and 2023.

Other than the foregoing payments, fees, reimbursement for expenses and the award of stock options and RSUs, we do not compensate our directors for serving on our Board of Directors.
Change of Control Arrangements
All of our executive officers as well as certain additional key employees are entitled to accelerated vesting of the ordinary shares subject to outstanding options and RSUs granted to them in connection with a sale of the Company or similar change of control events.
Equity Incentive Plans
In February 2007, we adopted the 2007 Israeli Share Option Plan, or 2007 Option Plan, under which stock options were granted to employees employed by us or by our affiliates, to permit our Israeli employees to benefit from tax advantages that became available at that time under Section 102 of the Israeli Tax Ordinance. The 2007 Option Plan had a term of 10 years and expired in February 2017, although we still have outstanding options under the 2007 Option Plan. An amendment to the 2007 Option Plan was approved by our Board of Directors on March 12, 2019.
In February 2007, we also adopted the 2007 Equity Incentive Plan, or 2007 Incentive Plan, under which stock options were granted to employees, officers, directors and consultants of our Company and our subsidiaries that are non-Israeli residents. The 2007 Incentive Plan had a term of 10 years and expired in February 2017, although we still have outstanding options under the 2007 Incentive Plan.
In January 2016, we adopted the Israeli Equity Incentive Plan for Israeli directors, officers, employees and consultants, or 2016 Israeli Plan, and the 2016 U.S. Equity Incentive Plan for non-Israeli directors, officers, employees and consultants, or 2016 Non-Israeli Plan. We refer to these two plans together as the 2016 Plans. Under such plans, we may grant stock options, RSUs and other equity-based awards to employees, officers, directors and consultants of our Company and our subsidiaries. The 2016 Plans have a term of ten years and will terminate in January 2026.
Each of the aforesaid equity incentive plans, to which we refer together as the Equity Plans, is administered by our Board of Directors (although our Board of Directors may delegate such authority to any committee thereof). Subject to the Equity Plans and applicable law, our Board of Directors has the authority to make all determinations deemed necessary or advisable for the administration of such plans, including to whom equity awards may be granted, the time and the extent to which these awards may be exercised, the exercise or purchase price of shares covered by each option or other award, the type of awards and how to interpret such plans. Among others, the Board has the authority to provide for, or, where applicable, recommend for approval by the Board of Directors, accelerated vesting of the ordinary shares subject to outstanding awards.
As of December 31, 2019, 2,696,018 ordinary shares remained available for grant of awards under the Equity Plans.

Employees
The following table details certain data on the workforce of Itamar and its consolidated subsidiaries as of the dates indicated:
	As of September 30, 2019	As of December 31,
		2018	2017
Numbers of employees by geographic location
United States	72	55	43
Israel	101	97	94
Japan	1	1	1
Total workforce	174	153	138
Numbers of employees by category of activity
Sales and marketing	52	31	27
Support in sales and marketing	16	21	15
Management and administrative	24	21	20
Operations, engineering and manufacturing	62	63	62
Research, development and technologies	20	17	14
Total workforce	174	153	138
The overall increase in our workforce, from 153 employees as of December 31, 2018 to 174 employees as of September 30, 2019, was primarily due to recruitment of sales and marketing personnel (including support in sales and marketing personnel), mainly in the United States, as a result of the expansion into new geographic territories in the United States and an increase in research, development and technologies personnel in Israel. The overall increase in our workforce, from 138 employees in 2017 to 153 employees in 2018, was primarily due to recruitment of sales and marketing personnel (including support in sales and marketing personnel), mainly in the United States, as a result of the expansion into new geographic territories in the United States and an increase in research, development and technologies personnel in Israel.
We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.
Our employees are not represented by labor unions. Nevertheless, with respect to our employees in Israel, certain provisions of the collective bargaining agreements between the ‘Histadrut’ (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Association) may be applicable to our employees by virtue of an order of the Israeli Ministry of Labor, Social Affairs and Social Services. These provisions concern mainly the length of the workday, minimum daily wages, insurance for work-related accidents, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.
Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. Israeli employers and employees are required to pay predetermined amounts to the National Insurance Institute, which is substantially similar to the United States Social Security Administration.
Insurance and Indemnification
We have entered into agreements with each of our current directors and executive officers to indemnify them to the fullest extent permitted by law, subject to limited exceptions. The maximum aggregate amount of indemnification that we may pay to our directors and executive officers based on such indemnification agreements is, generally, NIS 15.0 million (equivalent to approximately $4.35 million) (linked to the Israeli CPI) for all office holders.
We also currently maintain directors’ and officers’ liability insurance with an aggregate coverage limit of $25 million, with a Side A coverage of an additional $5 million.

PRINCIPAL SHAREHOLDERS
The following table sets forth information relating to the beneficial ownership of our ordinary shares as of December 31, 2019 by:
•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and

•
each member of our board of directors and each of our other executive officers.

The number of ordinary shares beneficially owned by each entity, person, board member, or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of December 31, 2019 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.
The percentage of ordinary shares beneficially owned before the offering is computed on the basis of 335,285,001 ordinary shares outstanding as of December 31, 2019. The percentage ownership of ordinary shares after this offering is based on ordinary shares outstanding as of December 31, 2019 after giving effect to our issuance of 2,545,450 ADSs in this offering. Ordinary shares that a person has the right to acquire within 60 days of December 31, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all board members and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Itamar Medical Ltd., 9 Halamish Street Caesarea 3088900, Israel.
	Number of Ordinary Shares Beneficially Owned Before Offering	Percentage of Ordinary Shares Beneficially Owned
Name and address of beneficial owner		Before Offering	After Offering
5% or Greater Shareholders:
Entities affiliated with the Viola Group(1)	72,731,918	21.8%	17.7%
MS Pace LP(2)	40,307,413	12.0	9.8
Yelin Lapidot Holdings Management Ltd.(3)	24,938,020	7.4	6.1
Migdal Insurance & Financial Holdings Ltd.(4)	20,495,638	6.1	5.0
Executive Officers and Directors:
Giora Yaron, Ph.D.(5)	30,394,514	9.1	7.4
Gilad Glick(6)	3,905,862	1.2	*
Shy Basson(7)	252,689	*	*
Shlomo Ayanot(8)	1,661,801	*	*
Itay Kariv(9)	168,286	*	*
Efrat Litman(10)	657,925	*	*
Eilon Livne(11)	115,646	*	*
Shiri Shneorson	—	—	—
Martin Gerstel(12)	15,045,141	4.5	3.7
Ilan Biran(13)	548,158	*	*
Jonathan Kolber(14)	—	—	—
Sami Totah(15)	—	—	—
Christopher M. Cleary(16)	—	—	—
Yaffa Krindel Sieradzki(17)	326,425	*	*
Zipora (Tzipi) Ozer-Armon(18)	165,000	*	*
Directors and executive officers as a group (consisting of 15 persons)(19)	53,241,448	15.6	12.9

*
Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)
This information is based on information provided to the Company by Viola Growth II GP Ltd., a Cayman Islands company, as of May 2019, in connection with our 2019 annual meeting of shareholders. The number of ordinary shares reported in the table consists of  (a) 72,346,918 ordinary shares held by Viola Growth 2 A.V. Limited Partnership, or Viola 2 AV, an Israeli limited partnership; and (b) 385,000 ordinary shares issuable upon exercise of options to purchase ordinary shares held by Viola Growth Management Fund 2 Ltd., or Viola 2, an Israeli company, that are or will be immediately exercisable within 60 days of December 31, 2019. The general partner of Viola 2 AV is Viola Growth II Limited Partnership, a Cayman Island limited partnership. The general partner of Viola Growth II Limited Partnership is Viola Growth II GP Ltd., a Cayman Islands company, which is wholly owned by Viola 2. Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi, all of whom are Israeli citizens, hold indirect interests in, and are the controlling shareholders of, Viola 2 and, consequently, may be deemed to be the beneficial owners of the ordinary shares held by Viola 2 AV and Viola 2. However, each of Messrs. Dovrat, Beit-On and Zeevi disclaims beneficial ownership of all of the foregoing shares, except to the extent of their respective pecuniary interest therein. The business address of Viola is Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzeliya 4672530, Israel.

(2)
This information is based on a Schedule 13G/A filed on August 8, 2019, by MS Pace LP, or MSP, a Delaware limited partnership, MS Pace Management, LLC, or MSP Management, a Delaware limited liability company and Sightline MS GP, LLC, or Sightline, a Delaware limited liability company. The general partner of MSP is MSP Management which is 51% held by an affiliate of Medtronic International Technology, Inc., or Medtronic, and the remaining 49% interest therein is held by Sightline, a third party unrelated to Medtronic. Medtronic also holds 20% of the limited partnership interests in MSP. Medtronic is an indirect wholly owned subsidiary of Medtronic plc, an Irish corporation whose shares are traded on the NYSE. The number of ordinary shares reported in the table consists of 40,307,413 ordinary shares held by MSP The business address of MS Pace is 8500 Normandale Lake Boulevard, Suite 1070, Bloomington, Minnesota 55437.

(3)
This information is based on information provided to the Company by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Lapidot, as of May 2019, in connection with our 2019 annual meeting of shareholders. Yelin Lapidot is a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot Holdings. The number of ordinary shares reported in the table consists of 24,938,020 ordinary shares held by Yelin Lapidot. Yelin Lapidot operates under independent management and makes its own independent voting and investment decisions. Messrs. Dov Yelin and Yair Lapidot, who are the principal shareholders and directors of Yelin Lapidot Holdings, may be deemed to be the beneficial owners of the shares held by Yelin Lapidot. Consequently, each of Yelin Lapidot and Messrs. Yelin and Lapidot disclaims beneficial ownership of all of the foregoing shares except to the extent of their respective pecuniary interest therein. The business address of Yelin Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 6433222, Israel.

(4)
This information is based on information provided to the Company by Migdal Insurance & Financial Holdings Ltd., or Migdal, as of May 2019, in connection with our 2019 annual meeting of shareholders. The number of ordinary shares reported in the table consists of 20,495,638 ordinary shares held by Migdal. The ordinary shares shown as beneficially owned by Migdal consist of shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, Migdal disclaims beneficial ownership of all of the foregoing shares except to the extent of its pecuniary interest therein. The business address of Migdal is 4 Efal Street; P.O. Box 3063; Petah Tikva 4951104, Israel.

(5)
Consists of  (a) 29,944,746 ordinary shares and (b) 449,768 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019. Some of these securities are held through a company wholly owned by Dr. Yaron.

(6)
Consists of  (a) 378,622 ordinary shares and (b) 3,527,240 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.

(7)
Consists of 252,689 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.

(8)
Consists of  (a) 1,445,121 ordinary shares and (b) 216,680 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.

(9)
Consists of 168,286 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.

(10)
Consists of  (a) 50,452 ordinary shares and (b) 607,473 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.

(11)
Consists of 115,646 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.

(12)
Consists of  (a) 14,838,891 ordinary shares and (b) 206,250 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.

(13)
Consists of  (a) 98,300 ordinary shares and (b) 449,858 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.

(14)
Mr. Kolber is a partner in Viola Growth, which is an affiliate of Viola.

(15)
Mr. Totah is a partner in Viola Growth, which is an affiliate of Viola.

(16)
Mr. Cleary is a Vice President of Corporate Development for Medtronic plc, which is an affiliate of MS Pace.

(17)
Consists of  (a) 161,425 ordinary shares and (b) 165,000 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.

(18)
Consists of 165,000 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.

(19)
Consists of  (a) 46,917,557 ordinary shares and (b) 6,323,891 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.

RELATED PARTY TRANSACTIONS
The following is a description of related party transactions we have entered into with the beneficial owners of 5% or more of our ordinary shares, which are our only voting securities, and senior management and members of our board of directors.
Medtronic Co-Marketing Agreement
In March 2014, we entered into a co-marketing agreement with Medtronic, Inc., whereby Medtronic, Inc. was granted exclusive rights to co-market our WatchPAT family of products to electrophysiologists (physicians specializing in cardiology arrhythmias) in the United States and undertook to make specified investments in marketing of the product as well as meet minimum sales quotas. In April 2015, as part of several amendments to the marketing agreement, the aforesaid obligation to make specified investments and meet minimum sales quotas was canceled. Pursuant to this agreement, Medtronic, Inc. markets WatchPAT as part of a comprehensive solution offered by Medtronic to physicians. Since June 30, 2017, the term of this agreement (as amended) is automatically renewed for 30-day intervals, unless earlier terminated by either party upon 14 days prior notice.
Medtronic, Inc. is entitled to a portion of the net sales made under this agreement. However, the total net sales under this agreement (and, consequently, the consideration payable to Medtronic, Inc.) have been immaterial to us in the past three years (net sales under this agreement were approximately $0.17 million in the nine months ended September 30, 2019, $0.21 million in the year ended December 31, 2018, and $0.31 million in the year ended December 31, 2017).
Financing Transactions
In February 2018, we repaid all of the outstanding principal amount and accrued interest of our then outstanding Series L Convertible Notes, or the convertible notes, which were issued as part of a public offering we conducted in 2013 and had a conversion price of NIS 1.92 per share (equivalent to approximately $0.54, based on the exchange rate on the last exercise date, i.e., on February 12, 2018). The full repayment, which totalled in a sum of NIS 32.1 million (equivalent to approximately $9.2 million), did not include (i) repayment to Dr. Giora Yaron, our Chairman of the Board of Directors and a major shareholder, and Medtronic, our major shareholder (through MS Pace L.P.), both of whom held convertible notes and agreed to waive such repayment and used the funds otherwise owed to them to make the investment described below; and (ii) repayment of NIS 1.6 million (equivalent to approximately $0.5 million) to Mr. Martin Gerstel, a member of our Board of Directors and a major shareholder, who held convertible notes and was repaid in June 2018.
On March 22, 2018, we entered into separate securities purchase agreements with Dr. Giora Yaron (through a company wholly owned by him), Viola, our largest shareholder, Medtronic and various funds affiliated with three Israeli institutional investors, Yelin Lapidot, Meitav Dash and The Phoenix Holdings Ltd., or Phoenix.
On May 27, 2018, following approval by our shareholders of the private placement contemplated by these securities purchase agreements, we completed the transaction and issued to the investors a total of 22,013,893 ordinary shares (representing as of such date approximately 7.7% of our issued and outstanding shares on a post-issuance basis) at a purchase price of NIS 0.947 per share (equivalent to approximately $0.27), resulting in aggregate proceeds (before expenses) of NIS 20.8 million (equivalent to approximately $5.9 million). Out of the total NIS 20.8 million investment, Dr. Yaron, Viola and Medtronic invested NIS 2.1 million (equivalent to approximately $0.6 million), NIS 5.2 million (equivalent to approximately $1.5 million) and NIS 2.4 million (equivalent to approximately $0.7 million), respectively.
Transactions with Our Executive Officers and Directors
We have entered into employment or services agreements with each of our executive officers. See “Management — Executive Officer Employment and Consultancy Agreements” for additional information. In addition, we have entered into consultancy agreements with certain of our directors. See “Management — Non-Employee Directors Remuneration” for additional information.

Viola Share Purchase Agreement
In August 2015, we entered into a share purchase agreement with Viola P.E. II A.V. LP and certain of its affiliates, and on November 5, 2015 (and, as a second stage of the transaction, on February 1, 2016), we completed the transaction. As part of the transaction, we granted Viola customary registration rights subject to obtaining the applicable regulatory approvals to the extent required under applicable law, including, at a minimum, two demand registration rights and unlimited piggyback and Form F-3 registrations, which registration rights will survive the offering.
Indemnity Agreements
We have entered into agreements with each of our current directors and executive officers to indemnify them to the fullest extent permitted by law, subject to limited exceptions. See “Management — Insurance and Indemnification” for additional information.
Related Person Transaction Policy
Our Board of Directors has adopted an interested party transaction policy, which governs the identification, reporting and approval of transactions with interested parties.

DESCRIPTION OF SHARE CAPITAL AND MEMORANDUM AND ARTICLES OF ASSOCIATION
Set out below is a description of our share capital and certain provisions of our memorandum of association, or memorandum, and articles of association and the Companies Law (as currently in effect) related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the memorandum and articles of association, which are incorporated by reference as exhibits to this registration statement of which this prospectus forms a part, and to the applicable sections of the Companies Law.
General
We were incorporated under the laws of the State of Israel under the name “Itamar Medical (CM) 1997 Ltd.” on January 15, 1997 as a company limited by shares. We changed our name to our current name in July 2000. Our registered office is 9 Halamish Street, Caesarea 3088900, Israel. Our registration number with the Israeli Registrar of Companies is 51-243421-8. Pursuant to our memorandum and articles of association, our objectives are to engage in any lawful activity as determined from time to time by our Board of Directors.
Share Capital
Ordinary shares
As of December 31, 2019, our authorized share capital consists of 750,000,000 ordinary shares, par value NIS 0.01 per ordinary share. The ordinary shares do not entitle their holders to preemptive rights.
Options
As of December 31, 2019, there were 42,330,964 options outstanding to purchase 42,365,681 of our ordinary shares outstanding with a weighted average exercise price of NIS 1.37 (equivalent to approximately $0.40) per ordinary share. The options generally lapse after five to ten years from the date of the grant.
RSUs
As of December 31, 2019, we had 4,328,395 Restricted Share Units, or RSUs, outstanding. 2,587,051 of our RSUs have an exercise price of NIS 0.00 per ordinary share, and 1,741,344 of our RSUs have an exercise price of NIS 0.30 (equivalent to approximately $0.09) per ordinary share. The RSUs generally lapse after seven to ten years from the date of the grant.
Warrants
As of December 31, 2019, there were 1,197,132 warrants outstanding to purchase 1,197,132 of our ordinary shares with a weighted average exercise price of NIS 1.34 (equivalent to approximately $0.39) per ordinary share. The warrants will expire in March 2023.
Ordinary Shares
The following summarizes the rights of holders of our ordinary shares:
•
Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

•
Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

•
In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the par value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

•
Under our memorandum and articles of association as well as the Companies Law, the liability of our shareholders is limited to the unpaid amount of the purchase price (i.e., the par value of the shares and the premium thereon, if any) that such shareholder (or its predecessor) initially undertook to pay for the shares issued thereto.

Memorandum and Articles of Association
Shares and Rights Attaching to Them
Voting Rights
Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.
ADS holders generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. See “Description of American Depositary Shares” below.
Dividends
Subject to any preferential, deferred or other rights or restrictions attached to any special class of shares with regard to dividends, the profits of the Company available for dividend and resolved to be distributed shall be applied in payment of dividends upon the shares of the Company in the same manner with respect to all of the shares granting a right to receive dividends on the date that resolution is adopted (or on later date, as determined by the Board of Directors). Generally, our Board of Directors may declare dividends only out of profits legally available for distribution, in accordance with the provisions of the Companies Law. See “Dividend Policy” for additional information.
Our Board of Directors is entitled to invest or utilize any unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage on an unclaimed dividend.
Change of Control
Except for requiring a special majority voting in order to amend our articles of association, there are no specific provisions of our memorandum, articles of association or other constituent documents that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). However, as described below, certain provisions of the Companies Law may have such effect.
The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its Board of Directors and a vote of the majority of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.
The Companies Law also provides that an acquisition of shares in a public company must be made by means of a “special” tender offer if as a result of the acquisition (i) the purchaser would become a 25% or greater holder of the voting rights in the company, unless there is already another 25% or greater holder of voting rights in the company or (ii) the purchaser would become a 45% or greater holder of the voting rights in the company, unless there is already a 45% or greater holder of the voting rights in the company. These requirements do not apply if, in general, the acquisition (a) was made in a private placement that received shareholder approval, (b) was from a 25% or greater holder of the voting rights in the company which resulted in the acquirer becoming a 25% or greater holder of voting rights in the company, or (c) was from a 45% or greater holder of voting rights in the company which resulted in the acquirer becoming a 45% or greater holder of voting rights in the company. A “special” tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. In general, the special tender offer may be consummated only if  (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer. If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.
If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a “full” tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. However, a full tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding shares of the company. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights. If (i) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding shares of the company or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (ii) the shareholders who do not accept the offer hold 2% or more of the outstanding shares of the company, then the acquirer may not acquire shares that will cause its shareholdings to exceed 90% of the outstanding shares. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.
Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.
Distributions on Winding Up
In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the par value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.
Variation of Rights
The rights attached to any class of shares (unless otherwise provided by the terms of issuance of the shares of that class) may be varied with the consent in writing of the holders of all the issued shares of that class, or with the sanction of a vote at a meeting of the shareholders passed at a separate meeting of the holders of the shares of the class by a majority of the voting rights of such class represented at the meeting in person or by proxy and voting thereon.

Under our articles of association, unless otherwise provided by the conditions of issuance, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.
Alteration to Share Capital
Changes in our capital, such as increase of authorized share capital or creation of another class of shares, are subject to the approval of the shareholders by a special majority of 75% or more of the voting power represented at the meeting in person or by proxy and voting thereon.
Preemption Rights
Holders of our ordinary shares are not entitled to preemptive rights.
Transfer of Shares
Our fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.
Shareholder Meetings
The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. A special meeting of shareholders may be convened by the Board of Directors, as it decides.
The Companies Law provides that the board of directors must, in general, convene a special meeting of shareholders upon the written demand of: (i) two of the directors or such number of directors equal to one fourth of the nominated directors, (ii) one or more shareholders having, in the aggregate, (a) at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or (b) at least 5% of the voting power in the company. The Companies Law further provides that one or more shareholders holding 1% or more of the outstanding voting power in the company may ask the board of directors to add an item to the agenda of the shareholders’ meeting. Our articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings.
In accordance with our articles of association, shareholders meetings require notice in the manner prescribed by the Companies Law. Under the Companies Law, shareholders meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as election of directors and affiliated party transactions, not less than 35 days. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four days and 40 days prior to the date of the meeting.
The quorum required at any meeting of shareholders consists of at least two shareholders present in person or represented by proxy, within half an hour from the time appointed for holding the meeting, who hold or represent, in the aggregate, at least 33 1/3% of the total voting rights in the Company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy who hold or represent, in the aggregate, at least 10% of the outstanding share capital of the Company, shall constitute a quorum.
Under our articles of association, all shareholder resolutions require approval of no less than a majority of the voting rights represented at the meeting in person or by proxy and voting thereon, except that (i) amendments to our articles of association (including any change to provisions relating to the composition of our Board of Directors) and (ii) removal of directors (who are not external directors or “independent directors” as such term is defined by the Companies Law) by our shareholders, require a special majority of 75% or more of the voting power represented at the meeting in person or by proxy and voting thereon.
Pursuant to our articles of association, our directors (except external directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting.
Directors
Number of Directors
Under our articles of association, our Board of Directors must consist of not less than five and not more than nine members, including two external directors as required by the Companies Law. Our Board of Directors is currently composed of eight directors (including two external directors).
Appointment of Directors
Pursuant to our articles of association, other than the external directors, for whom special election and removal requirements apply under the Companies Law (as further described below), the vote required to appoint a director is a simple majority vote of holders of our ordinary shares participating and voting at the relevant shareholders meeting. Our articles of association provide that, unless otherwise provided by law, our directors (other than external directors and “independent directors” as such term is defined by the Companies Law) may be elected solely at our shareholders annual general meetings, which are required to be held at least once during every calendar year and not more than fifteen months after the last preceding annual general meeting. However, our articles of association allow our Board of Directors to appoint directors to fill vacancies on our Board of Directors, which occur for any reason, or as additional directors, provided that the number of board members shall not exceed the maximum number of directors, as mentioned above. The appointment of a director by the Board of Directors shall remain in effect until the annual general meeting of our shareholders following the appointment or until the end of his tenure, in accordance with our articles of association.
Except for our external directors (as further described below), our directors hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed.
Under our articles of association and the Companies Law, (i) directors (other than external directors and “independent directors” as such term is defined by the Companies Law) may be removed by our shareholders before the expiration of their term by a special majority vote of at least 75% of the votes of shareholders present and voting at the meeting, not taking into account abstentions; (ii) external directors may be removed by our shareholders before the expiration of their term only in limited circumstances as described under the section titled “External Directors” below; and (iii) “independent directors” (as such term is defined by the Companies Law) may be removed before the expiration of their term only by a simple majority of the shareholders, or by a court, and then only if the independent directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the Company. In addition, under the Companies Law, directors may be removed upon the occurrence of disqualifying events, such as bankruptcy or conviction of the director in certain criminal offenses. Under the Companies Law, our Board of Directors is required to determine the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Companies Law). Our Board of Directors determined that the Board of Directors should consist of at least two directors who have “accounting and financial expertise”. In this respect, our Board of Directors has determined that each of Ms. Krindel Sieradzki, Ms. Ozer-Armon and Mr. Ilan Biran have the requisite “accounting and financial expertise”.
Meetings of the Board of Directors are generally held at least once each quarter, with additional special meetings scheduled when required.

Alternate directors
Our articles of association provide, as allowed by the Companies Law, that any director may, by written notice to us, appoint another person who is qualified to serve as a director to serve as an alternate director. The alternate director will be regarded as a director. However, the appointment of an alternate director does not negate the responsibilities of the appointing director and such responsibilities prior to the appointment will continue to be the responsibilities of the appointing director, giving consideration to the circumstances of the appointment. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the Board of Directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “accounting and financial expertise” or “professional qualifications,” depending on the qualifications of the external director he or she is replacing. The term of appointment of an alternate director may be for one meeting of the Board of Directors or until notice is given of the cancellation of the appointment.
External Directors
The Companies Law requires Israeli companies with shares that have been offered to the public, such as the Company, to appoint at least two external directors. Israeli companies whose shares are traded on specified U.S. stock exchanges, including Nasdaq, which do not have a controlling shareholder, may (but are not required to) elect to opt out of the requirement to maintain external directors and the composition requirements under the Companies Law with respect to either or both of the audit and compensation committees, subject to such companies satisfying certain additional conditions. We have not opted out and are currently subject to the foregoing requirements of the Companies Law. However, we may elect to opt out of such requirements in the future.
To qualify as an external director, an individual (or the individual’s relative, partner, employer, a person to whom such individual is subordinate (directly or indirectly) or any entity under the individual’s control) may not have, and may not have had at any time during the previous two years, (i) in a company that has a controlling shareholder, any “affiliation” with such company, the company’s controlling shareholder or its relative, at the time of the appointment, or another entity affiliated with the company or its controlling shareholder, or (ii) in a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power), such as the Company, any “affiliation” with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. The term affiliation includes:
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an employment relationship;

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a business or professional relationship;

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control; and

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service as an “office holder,” excluding service as a director that was appointed to serve as an external director of a company that is about to make its initial public offering.

In addition, pursuant to the Companies Law, (i) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law); and (ii) at least one of the external directors must have “accounting and financial expertise”. Our external directors are Ms. Krindel Sieradzki and Ms. Ozer-Armon. We have determined that both Ms. Krindel Sieradzki and Ms. Ozer-Armon have the requisite “accounting and financial expertise”.
No person may serve as an external director if the person’s position or other activities create, or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time an external director is to be appointed, all current members of the Board of Directors who are not controlling shareholders or their relatives are of the same gender, then the external director must be of the other gender.

External directors are elected by a majority vote of the shareholders, provided that either (i) such majority includes at least a majority of the shares of the non-controlling shareholders of the company who do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) who voted on the matter; or (ii) the total shareholdings of such non-controlling shareholders who vote against their election represent 2% or less of all of the voting rights in the company.
The initial term of an external director is three years and he or she may be re-elected for up to two additional three-year terms. Thereafter, in a company whose shares are listed for trading on, among others, the Nasdaq Capital Market, such as the Company, he or she may be re-elected by our shareholders for additional periods of up to three years each, if our Audit Committee and the Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company. Reelection of an external director may be effected through one of the following mechanisms: (i) the Board of Directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term as described above; or (ii) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee or the external director himself or herself proposed their own reelection, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.
External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.
Any committee of the Board of Directors that is authorized to exercise powers of the Board of Directors must include at least one external director and the audit and compensation committees must include all of the external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.
Independent Directors
Under the Nasdaq rules, a majority of our Board of Directors must qualify as independent directors within the meaning of Nasdaq Listing Rule 5605(a)(2). Our Board of Directors has determined that all of our directors qualify as “independent directors” within the meaning of such rule.
Under the Companies Law, a public company, such as the Company, may classify one or more of its directors as an “independent director” within the meaning of the Companies Law if they are either external directors or directors who: (i) meet the qualification requirements of an external director (as described above), other than the requirement to possess accounting and financial expertise or professional qualifications, with audit committee confirmation of such; and (ii) have been directors in the company for an uninterrupted duration of less than nine years (and any interim period during which such person was not a director which is less than two years shall not be deemed to interrupt the duration). Our Board of Directors has determined, following confirmation of our Audit Committee, to classify Mr. Ilan Biran as an “independent director” within the meaning of the Companies Law.
Directors’ Interests
Under the provisions of the Companies Law and our articles of association, a director generally cannot participate in a meeting of the board of directors nor vote on a proposal, arrangement or contract in which he or she is personally interested, unless the transaction is not an “extraordinary transaction” or a majority of the other directors have a personal interest in such matter.
In addition, our directors generally cannot vote on proposals related to their own compensation. See also under “Approval of Office Holder Compensation” below.

Pursuant to the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.
Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our Company in order to qualify to serve as directors.
Fees and Remuneration
Each of the directors is entitled to remuneration for their service as directors and other services undertaken for the Company, subject to, in general, approval of our Compensation Committee, Board of Directors and our shareholders at a general meeting. See also under “Approval of Office Holder Compensation” below.
Each director may be paid his expenses in connection with the exercise of powers and the discharge of responsibilities in relation to the Company. See also under “Approval of Office Holder Compensation” below and “Management — Individual Compensation of Covered Executives.”
Exculpation of Office Holders
Under the Companies Law, an Israeli company may not exempt an office holder from his or her liability for a breach of the duty of loyalty to the company, but may exempt an office holder, in advance, from his or her liability, in whole or in part, for a breach of his or her duty of care to the company (except with regard to distributions), if the articles of association so provide. Our articles of association permit us to exempt our office holders, retroactively or in advance, from his or her liability, in whole or in part, for a breach of his or her duty of care to the Company, up to the highest amount permitted by law.
Office Holders’ Insurance
As permitted by the Companies Law, our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders concerning an act performed by him or her in his or her capacity as an office holder for:
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a breach of his or her duty of care to us or to another person;

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a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;

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a financial liability imposed upon him or her in favor of another person;

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a financial liability that may be instituted against him or her in favor of a payment for a breach offended at an administrative proceeding, or an Administrative Proceeding, pursuant to Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, if applicable, and payments made to injured persons under specific circumstances thereunder;

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expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her, including reasonable litigation expenses; and

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any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the Company.

Indemnity
As permitted by the Companies Law, our articles of association provide that we may indemnify any of our office holders for an act performed in his or her capacity as an office holder, retroactively (after the liability has been incurred) or in advance against the following:
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a financial liability incurred by, or imposed on, him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court;

provided that our undertaking to indemnify with respect to such events on a prospective basis is, according to the Companies Law, limited to events that our Board of Directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or standard that our Board of Directors determines to be reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify;
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reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or concluded with the imposition of a financial liability in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent, all according to the law, or in connection with a financial sanction;

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reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent;

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a financial liability that that may be instituted against him or her in favor of a payment for a breach offended at an Administrative Proceeding, if applicable, and payments made to injured persons under specific circumstances thereunder;

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expenses paid in connection with an administrative proceeding which was instituted against him or her, including reasonable litigation expenses, such as attorneys’ fees; and

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any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder in the Company.

Limitations on Exculpation, Insurance and Indemnification
The Companies Law provides that a company may not indemnify an office holder nor exculpate an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:
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a breach by the office holder of his or her duty of loyalty, unless with respect to indemnification and insurance for a breach of the duty of loyalty in which the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

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a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly, unless it was committed only negligently;

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any act or omission committed with the intent to derive an illegal personal benefit; or

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any fine levied against the office holder.

In addition, under the Companies Law, exculpation of, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, our office holders must be approved by our Compensation Committee and our Board of Directors and, in specified circumstances, such as if the office holder is a director or a controlling shareholder, is generally required to be approved by our shareholders.
Fiduciary Duties
The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.
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The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

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information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

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all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:
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refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

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refrain from any activity that is competitive with the company’s business;

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refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

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disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Other Israeli Law Considerations
Approval of Related Party Transactions under Israeli Law
General
Under the Companies Law, a company may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:
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the office holder acts in good faith and the act or its approval does not cause harm to the company; and

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the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder
The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:
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the office holder’s relatives. Relatives are defined to include the spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

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any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

Under the Companies Law, an extraordinary transaction is a transaction:
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not in the ordinary course of business;

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not on market terms; or

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that is likely to have a material impact on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within the company nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our Board of Directors.
Under the Companies Law, once an office holder complies with the above disclosure requirement, the Board of Directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is not detrimental to the company’s interest. If the transaction is an extraordinary transaction, first the audit committee and then the board of directors of the company, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors or the audit committee has a personal interest, then shareholder approval is generally also required.
Approval of Office Holder Compensation
Pursuant to the Companies Law, every Israeli public company, such as the Company, must adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non-controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against the approval of the policy does not exceed 2% of the total voting rights in the company. Even if the shareholders do not approve the compensation policy, the board of directors may resolve to approve the compensation policy, subject to certain conditions. In general, all office holders’ terms of compensation — including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability — must comply with the company’s compensation policy. The compensation policy must take into account certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must include certain principles, such as: a link between variable compensation and long-term performance and measurable criteria; the relationship between variable and fixed compensation; and the minimum holding or vesting period for variable, equity-based compensation. In May 2019, our shareholders approved our Compensation Policy (as then amended).
In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder, must be approved separately by the compensation committee, the board of directors and, subject to certain exceptions, the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.
Duties of Shareholders
Disclosure by Controlling Shareholders.   Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be holding the shares together.
Approval of Certain Transactions.   Extraordinary transactions with a controlling shareholder or (i) in which a controlling shareholder has a personal interest (including a private placement in which a controlling shareholder has a personal interest); (ii) transactions for the provision of services, whether directly or indirectly, by a controlling shareholder or his or her relative, or a company such controlling shareholder controls; and (iii) the engagement of a controlling shareholder or his or her relative as an office holder or employee (including compensation therefor), generally require the approval of the audit committee (or compensation committee with respect to engagement as an office holder or employee), the Board of Directors and the shareholders, in that order. The shareholder approval must include at least a majority of the shares of non-interested shareholders voted on the matter. However, the transaction can be approved by shareholders without this special approval if the total shares of non-interested shareholders that voted against the transaction do not represent more than 2% of the voting rights in the company. In addition, any such extraordinary transaction whose term is longer than three years may require further shareholder approval every three years, unless, where permissible under the Companies Law, the audit committee approves that a longer term is reasonable under the circumstances. Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors or other office holders, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval under certain conditions.
Duties of Shareholders.   In addition, under the Companies Law, each shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or prevent the appointment of an office holder or any other power with respect to the company. However, the Companies Law does not define the substance of this duty of fairness.
Private Placements
Under the Companies Law, if  (i) as a result of a private placement a person would become a controlling shareholder (as defined under the Companies Law) or (ii) a private placement will entitle investors to receive 20% or more of the voting rights of a company as calculated before the private placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not in market terms and if as a result of the private placement the holdings of a substantial shareholder shall increase or as a result of it a person shall become a substantial shareholder, then in either case, the private placement must be approved by the board of directors and by the shareholders of the company. A “substantial shareholder” is defined as a shareholder who holds five percent or more of the company’s outstanding share capital or voting power, assuming the exercise of all of the securities convertible into shares held by that person. In order for the private placement to be considered on “market terms,” the board of directors has to determine, on the base of detailed explanation, that the private placement is on market terms, unless proven otherwise.
Exchange Controls
Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.
The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum or articles of association or by the laws of the State of Israel.
Access to Corporate Records
Under the Companies Law, shareholders generally have the right to review minutes of our general meetings, our shareholders register and principal shareholders register, our articles of association, our annual audited financial statements and any document that we are required by law to file publicly with the Israeli Registrar of Companies or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interests or protect a trade secret or patent.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 30 shares (or a right to receive 30 shares) deposited with either of Bank Leumi or Bank Hapoalim, as custodian for the depositary in Israel. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.
You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.
As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see “Where You Can Find More Information.”
Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.
Cash.   The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Material Tax Considerations” for additional information. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.
Shares.   The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.
Rights to purchase additional shares.   If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. United States securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
Other Distributions.   The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. United States securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit, Withdrawal and Cancellation
How are ADSs issued?
The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.
How can ADS holders withdraw the deposited securities?
You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?
You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.
Voting Rights
How do you vote?
ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the State of Israel and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.
Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed or as described in the following sentence. If  (i) we asked the depositary to solicit your instructions at least 30 days before the meeting date, (ii) the depositary does not receive voting instructions from you by the specified date and (iii) we confirm to the depositary that:
•
we wish to receive a proxy to vote uninstructed shares;

•
we reasonably do not know of any substantial shareholder opposition to a particular question; and

•
the particular question is not materially adverse to the interests of shareholders.

the depositary will consider you to have authorized and directed it to give, and it will give, a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to that question.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses
Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees that depend on the applicable bank or local custodian*	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

*
The depositary is only entitled to reimbursement of such fees if its local custodian charges such fees. To our knowledge, the depositary’s Israeli local custodians do not currently charge any such fees. However, if you hold your shares or ADSs through a bank or broker, you should check whether your bank or broker charge you any similar fees.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.
The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.
Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities
The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.
If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.
If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful or practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.
If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?
The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:
•
90 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•
we delist the ADSs from an exchange on which they were listed and do not list the ADSs on another exchange;

•
we appear to be insolvent or enter insolvency proceedings;

•
all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•
there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•
there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro  rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.
After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.
Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:
•
are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•
are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•
are not liable if we or it exercises discretion permitted under the deposit agreement;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•
have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•
may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•
are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•
the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:
•
payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•
satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•
compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.
Your Right to Receive the Shares Underlying your ADSs
ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:
•
when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•
when you owe money to pay fees, taxes and similar charges; or

•
when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.
Shareholder communications; inspection of register of holders of ADSs
The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.
Jury Trial Waiver
The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the United States federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.
You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with United States federal securities laws or the rules and regulations promulgated thereunder.

ORDINARY SHARES AND ADSs ELIGIBLE FOR FUTURE SALE
Future sales of substantial amounts of ADSs in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of ADSs.
Based on the number of ADSs outstanding as of December 31, 2019, upon the closing of the offering, 4,192,125 ADSs will be outstanding, representing 125,763,750 ordinary shares, or, if the underwriters exercise in full their option to purchase an additional 381,817 ADSs in the offering, 4,573,942 ADSs outstanding, representing 137,218,260 ordinary shares. The ordinary shares and ADSs sold in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any ordinary shares or ADSs purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sale would be subject to the Rule 144 resale restrictions described below other than the holding period requirement.
Rule 144
In general, a person who has beneficially owned our unregistered ordinary shares for at least six months would be entitled to sell such shares pursuant to Rule 144 of the Securities Act, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to Exchange Act periodic reporting requirements for at least 90 days before the sale.
Persons who are our affiliates at the time of, or any time during the 90 days preceding, a sale of our ordinary shares or ADSs, are subject to additional restrictions, as follows:
•
in the case of a sale of our unregistered ordinary shares, such persons must have beneficially owned such shares for at least six months; and

•
such person may sell within any three month period only a number of our securities that does not exceed the greater of either of the following:

•
1% of the number of our ordinary shares then outstanding, which will equal approximately 4,116,485 ordinary shares immediately after the offering, assuming no exercise of the underwriters’ options to purchase additional ADSs; or

•
the average weekly trading volume of our ordinary shares in the form of ADSs on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by non-affiliates and affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.
Rule 701
In general, under Rule 701 under the Securities Act, any of our employees, board members, senior management, consultants or advisors who purchases ordinary shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part, or the effective date, is entitled to resell such shares 90 days after the effective date in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the holding period requirement.

Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.
Lock-up Agreements
All of our board members and substantially all of our executive officers and certain other holders of our ordinary shares and other securities have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for ADSs for a period of 180 days after the date of this prospectus, without the prior written consent of Piper Sandler & Co. See “Underwriting” for additional information.

MATERIAL TAX CONSIDERATIONS
Israeli Tax Considerations
The following is a summary of the principal Israeli tax laws applicable to Israeli companies, with special reference to their effect on us. The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares or ADSs. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law, including investors whose business is dealing in securities. Some parts of this discussion are based on tax legislation which has not been subject to judicial or administrative interpretation. We cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.
YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES OR ADSs, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.
General Corporate Tax Structure
Most of our production facilities have been granted “Approved Enterprise” and “Benefited Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law. As such, we may be entitled to tax benefits for taxable income arising from our Approved or Benefited Enterprise status.
Generally, Israeli companies are subject to Israeli corporate tax on their taxable income at the rate of 23% for the 2018 tax year and thereafter. However, the effective tax rate payable by a company that generates income qualifying for benefits under the Investment Law may be considerably less. Israeli companies are generally subject to capital gains tax at the regular corporate tax rate.
We are permitted to measure our Israeli taxable income in U.S. dollars pursuant to regulations published by the Israeli Minister of Finance, subject to satisfying the conditions set forth therein. We believe that we meet, and we expect that we will continue to meet, the necessary conditions and as such, starting with our 2016 tax year, we measure our results for Israeli tax purposes based on the U.S. dollar and the NIS exchange rate on December 31 of the relevant tax year.
Tax Benefits under the Law for the Encouragement of Capital Investments, 1959
Most of our production facilities have been granted “Approved Enterprise” and “Benefited Enterprise” status under the Investment Law. As such, we may be entitled to tax benefits for taxable income arising from our Approved or Benefited Enterprise status. Since our incorporation, we incurred significant losses and therefore we have not benefited from such status to date. To be eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set out in the specific certificate of approval, including that we meet a minimum threshold (25%) of export sales (i.e., sales outside of Israel). In the event that we are considered as having failed to comply with these conditions, in whole or in part, the eligibility for the benefits may be canceled and we may be required to refund the amount of the benefits, as adjusted for inflation and interest. However, since we have accumulated carryforward tax losses of approximately $111 million as of December 31, 2018, we did not benefit from such tax benefits and do not expect to benefit from such tax benefits in the foreseeable future. Once we utilize all of our accumulated tax losses, we expect to derive tax benefits in Israel relating to our “Approved Enterprise” and “Benefited Enterprise” for which we are eligible. Our income from sources other than from our “Approved Enterprise” and “Benefited Enterprise” status are taxable at regular corporate tax rates.

A company having an Approved Enterprise or Benefited Enterprise, like us, that distributes a dividend from income that was tax exempt, will be required in the tax year of the dividend distribution to pay corporate tax on the amount of the dividend distributed (including the company tax required as a result of the distribution) at the corporate tax rate that would have been applicable to it in the year the income was generated if it had not been exempt from tax.
Amendments to the Investment Law in 2011 and in 2017 introduced new tax benefits for income generated by a “Preferred Enterprise,” “Preferred Technological Enterprise” and “Special Preferred Technological Enterprise,” in accordance with the definition of such terms in the Investment Law. We currently do not have Preferred Enterprise or Preferred Technology Enterprise programs.
Tax Benefits and Grants for Research and Development
Israeli tax law allows, under specified conditions, a tax deduction for expenditures related to scientific research and development projects, including capital expenditures, for the year in which they are incurred, provided that the expenses are approved by the relevant Israeli government ministry, determined by the field of research, and the research and development is conducted for the promotion of the company and carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses will be reduced by the sum of any funds received through government grants for the financing of such scientific research and development projects. In addition, no deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version) 1961, or the Tax Ordinance. Expenditures not so approved are deductible over a three-year period.
From time to time, we may apply to the IIA for approval to allow a tax deduction for research and development expenses during the year incurred. There can be no assurance that such application will be accepted.
Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969
Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, Industrial Companies (as defined below) are entitled to the following tax benefits, among others:
•
amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise, commencing from the tax year where the Industrial Enterprise began to use them;

•
deductions of expenses related to a public offering of its shares on a stock market in equal amounts over a three-year period commencing in the year of the offering;

•
the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies; and

•
accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company which is an Israeli resident for tax purposes and was incorporated in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity. We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Capital Gains Tax on Sales of our Ordinary Shares and ADSs
The following discussion refers to the sale of our ordinary shares. However, the same tax treatment would apply to the sale of the ADSs.
Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both Israeli residents and non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Tax Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. Inflationary surplus is not currently subject to tax in Israel.
Taxation of Israeli Residents
The tax rate generally applicable to the capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company (which includes, among other things, the right to receive profits of the company, voting rights, the rights to receive proceeds upon the company’s liquidation and the right to appoint a director)), in which case the tax rate will be 30%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.
Taxation of Non-Israeli Residents
Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares purchased upon or after the registration of the shares on the TASE or on a regulated market outside of Israel (such as Nasdaq), provided such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents, whether directly or indirectly, (i) hold more than 25% of the means of control in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation.
In addition, the sale of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the Convention Between the Government of the United States and the Government of the State of Israel with respect to Taxes of Income, as amended, or the U.S.-Israel Tax Treaty), and who holds ordinary shares as a capital asset, is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless (i) such shareholder holds, directly or indirectly, shares representing 10% or more of the voting power of our company during any part of the 12-month period preceding such sale, (ii) the capital gains arising from such sale are attributable to a permanent establishment of such shareholder located in Israel, (iii) the gain is from sale of shares of a real estate association (as defined in the Israeli Land Tax Law (Appreciation Tax), 1963), or (iv) the U.S. shareholder, being an individual, is present in Israel for a period or periods aggregating 183 days or more during the relevant taxable year. If the above conditions are not met, the U.S. resident would be subject to Israeli tax, unless exempt under the Israeli domestic law as described above. Under the U.S.-Israel Tax Treaty, the gain may be treated as foreign source income for United States foreign tax credit purposes, upon an election by the U.S. resident, and such U.S. resident may be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.
The payment of the consideration on the sale of ordinary shares may be subject to withholding tax in Israel. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at the time of sale.

Taxation of Dividends Paid on our Ordinary Shares and ADSs
The following discussion refers to dividends paid on our ordinary shares. However, the same tax treatment would apply to dividends paid on the ADSs. We cannot assure you that, in the event we declare a dividend, we will designate the profits that we distribute in a way that will reduce shareholders’ tax liability.
Taxation of Israeli Residents
Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares. The tax rate generally applicable to such dividends is 25%, or 30% for an individual shareholder that is considered a significant shareholder (described above) at any time during the 12-month period preceding such distribution. Israeli resident companies are generally exempt from income tax from dividends sourced from income produced or accrued in Israel, received directly or indirectly from another company that is liable to Israeli corporate tax. Dividends paid from income derived from our Approved and Benefited Enterprises are subject to withholding tax at the rate of 20%. Dividends paid from income derived from a Preferred Enterprise and Preferred Technology Enterprise will be subject to withholding tax at the rate of 20%.
Taxation of Non-Israeli Residents
Non-Israeli residents, both companies and individuals, are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder (described above) at any time during the 12-month period preceding such distribution, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid tax certificate from the Israel Tax Authority allowing for a reduced tax rate).
Under the U.S.-Israel Tax Treaty, the following withholding rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding voting shares of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends —  the withholding tax rate is 12.5%, (ii) if both the conditions mentioned in (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise — the withholding tax rate is 15% if a certificate for a reduced withholding tax rate would be provided in advance from the ITA and (iii) in all other cases, the withholding tax rate is 25%. The aforementioned rates under the U.S.-Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.
A non-Israeli resident who receives a dividend derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided that such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.
Israeli Excess Tax
Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax on annual income exceeding a certain threshold (NIS 649,560 (equivalent to approximately $187,951) for 2019), which amount is linked to the Israeli consumer price index, at a rate of 3%, including, but not limited to, income derived from dividends, interest and capital gains.
United States Federal Income Tax Considerations
The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of the ADSs. This summary deals only with the

ADSs held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or Internal Revenue Code. This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own the ADSs as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired the ADSs in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs being taken into account in an applicable financial statement, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding ordinary shares or ADSs.
This summary is based upon the Internal Revenue Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service, or IRS, regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax consequences other than United States federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).
As used herein, the term “United States Holder” means a beneficial owner of the ADSs that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”
If an entity or other arrangement treated as a partnership for United States federal income tax purposes acquires the ADSs, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in the ADSs should consult their tax advisers regarding the United States federal income tax consequences of acquiring, owning, and disposing of the ADSs.
Generally, a holder of an ADS will be treated for United States federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares.
THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.
Dividends
Subject to the discussion below under “Passive Foreign Investment Company,” the amount of dividends paid to a United States Holder with respect to ADSs before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s adjusted tax basis in those ADSs and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time.
Foreign withholding tax (if any) paid on dividends on ADSs at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on ADSs generally will constitute “passive category income” for purposes of the foreign tax credit. Foreign withholding tax (if any) paid on dividends on ADSs at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Although we don’t believe we are currently a “United States-owned foreign corporation,” we may become one in the future. In such case, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ADSs allocable to our United States source earnings and profits will be treated as United States source, and, as such, a United States Holder may not offset any foreign tax withheld as a credit against United States federal income tax imposed on that portion of dividends. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situations.
Dividends paid to a non-corporate United States Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. “Qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC with respect to the relevant United States Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose ordinary shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes. ADSs are expected to be readily tradable on the Nasdaq Capital Market, an established securities market. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to ADSs. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other United States corporations.
Disposition of ADSs
Subject to the discussion below under “— Passive Foreign Investment Company,” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of ADSs equal to the difference, if any, between the amount realized and the United States Holder’s adjusted tax basis in those ADSs. If any Israeli tax is imposed on the sale, exchange or other disposition of ADSs, a United States Holder’s amount realized will include the gross amount of the proceeds of the deposits before deduction of the Israeli tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. A United States Holder’s initial tax basis in shares generally will equal the cost of such shares. Because gain for the sale or other disposition of ADSs will be treated as United States source income, and you may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, your ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other disposition, if any, may be significantly limited. In addition, if you are eligible for the benefit of the income tax convention between the United States and the State of Israel and pay Israeli tax in excess of the amount applicable to you under such convention or if the Israeli tax paid is refundable, you will not be able to claim any foreign tax credit or deduction with respect to such Israeli tax. You should consult your tax advisor as to whether the Israeli tax on gains may be creditable or deductible in light of your particular circumstances and your ability to apply the provisions of an applicable treaty.
If the consideration received upon the sale or other taxable disposition of ADSs is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If ADSs are treated as traded on an established securities market, a cash basis United States Holder and an accrual basis United States Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis United States Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.
Passive Foreign Investment Company
We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on our anticipated market capitalization and the composition of our income, assets and operations, we do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of ADSs, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds ADSs. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds ADSs, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.
If we are a PFIC for any taxable year that a United States Holder holds ADSs, any gain recognized by the United States Holder on a sale or other disposition of ADSs would be allocated pro-rata over the United States Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of ADSs if we were a PFIC, described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own shares in any of our subsidiaries that also are PFICs. A timely election to treat us as a qualified electing fund under the Internal Revenue Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable United States Holders to make a qualified electing fund election. If we are considered a PFIC, a United States Holder also will be subject to annual information reporting requirements. United States Holders should consult their own tax adviser about the potential application of the PFIC rules to an investment in the ADSs.
Information Reporting and Backup Withholding
Dividend payments and proceeds paid from the sale or other taxable disposition of ADSs may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of ADSs made within the United States or through certain U.S.-related financial intermediaries.
Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Financial Asset Reporting
Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The ADSs are expected to constitute foreign financial assets subject to these requirements unless the ADSs are held in an account at certain financial institutions. United States Holders should consult their tax advisors regarding the application of these reporting requirements.

UNDERWRITING
We are offering the ADSs described in this prospectus through the underwriters named below. Piper Sandler & Co. is acting as book-running manager. We have entered into a firm commitment underwriting agreement with Piper Sandler as representative of the several underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ADSs listed opposite its name below:
Name	Number of ADSs
Piper Sandler & Co.	2,163,633
Ladenburg Thalmann & Co. Inc.	254,545
A.G.P./Alliance Global Partners	127,272
Total	2,545,450
Option to Purchase Additional ADSs
We have granted the underwriters an option to buy up to 381,817 additional ADSs from us. The underwriters may exercise this option at any time and from time to time during the 30-day period from the date of this prospectus. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.
Discounts and Commissions
The underwriters have advised us that they propose to offer the ADSs directly to the public at the offering price set forth on the cover page of this prospectus. The underwriters propose to offer the ADSs to certain dealers at the same price less a concession of not more than $0.5775 per ADS. After the offering, these figures may be changed by the underwriters.
The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The following table shows the per ADS and total underwriting discount to be paid by the underwriters in connection with this offering, assuming either no exercise and full exercise of the option to purchase additional ADSs:
		Total
	Per ADS	Without Option	With Option
Public offering price	$13.75	$34,999,937.50	$40,249,921.25
Underwriting discounts and commissions	$0.9625	$2,449,995.62	$2,817,494.48
Proceeds, before expenses, to us	$12.7875	$32,549,941.88	$37,432,426.77
We estimate that the total fees and expenses payable by us, excluding underwriting discount and excluding the reimbursement of the underwriter’s expenses, will be approximately $1.8 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $150,000.
The expenses set forth above include commissions payable by us to Cybele Capital Markets Ltd., an Israeli broker-dealer, for services it is providing to us in connection with this offering, including identifying potential investors in Israel. Cybele Capital Markets Ltd. is not a U.S. registered broker-dealer. All sales of our ADSs in the United States will be made by U.S. registered broker-dealers. Cybele Capital Markets Ltd. may be deemed to be an underwriter as a result of its activities in connection with this offering.
Indemnification of Underwriters
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities
We and each of our directors, substantially all of our executive officers and certain affiliated shareholders are subject to lock-up agreements that prohibit us and them from offering, pledging, announcing the intention to sell, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, making any short sale or otherwise transferring or disposing of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Sandler & Co.
The lock-up agreements do not prohibit our directors and executive officers from transferring ordinary shares as bona fide gifts or for bona fide estate or tax planning purposes, subject to certain requirements, including that the transferee be subject to the same lock-up terms. The lock-up provisions do not prohibit us from issuing shares upon the exercise or conversion of securities outstanding on the date of this prospectus. The lock-up provisions do not prevent us from selling ADSs to the underwriters pursuant to the underwriting agreement, or from granting options to acquire securities under our existing stock option plans or issuing shares upon the exercise or conversion of securities outstanding on the date of this prospectus.
Listing
Our ordinary shares trade on the Tel Aviv Stock Exchange Ltd., or TASE, under the symbol “ITMR.”
ADSs trade on the Nasdaq Capital Market under the symbol “ITMR.”
Price Stabilization, Short Positions and Penalty Bids
To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of ADSs during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the ADSs for their own account by selling more ADSs than we have sold to them. Short sales involve the sale by the underwriters of a greater number of ADSs than the underwriters are required to purchase in the offering. The underwriters may close out any short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market.
In addition, the underwriters may stabilize or maintain the price of the ADSs by bidding for or purchasing ADSs in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if ADSs previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the ADSs at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the ADSs to the extent that it discourages resales of the ADSs. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time. The underwriters may also engage in passive market making transactions in ADSs. Passive market making consists of displaying bids on Nasdaq and is limited by the prices of independent market makers and effecting purchases is limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the ADSs at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.
Electronic Distribution
This prospectus and the accompanying base prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters and the underwriters may distribute prospectuses electronically.

Affiliations
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/ or short positions in these securities and instruments.
Selling Restrictions
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, to which we refer as a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of securities which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:
•
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
Notice to Prospective Investors in the United Kingdom
Each of the underwriters severally represents, warrants and agrees as follows:
•
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA), received by it in connection with the issue or sale of the securities in circumstances in which Section 21 of the FSMA does not apply to us; and

•
it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Israel
This document does not constitute a prospectus under the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority nor have the securities offered under this document been approved or disapproved by the Israel Securities Authority or registered for sale in Israel. The securities covered by this document will not be offered or sold to the public in Israel, except that the underwriters may offer and sell such securities in the State of Israel to (i) a limited number of persons in accordance with the Israeli Securities Law, and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the TASE, underwriters, venture capital funds, entities with equity in excess of NIS 50 million (or its equivalent in a foreign currency) and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus may be subject to restrictions on transferability and subject to compliance with the Israeli Securities Law.
Notice to Prospective Investors in Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Hong Kong
The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Notice to Prospective Investors in Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Dubai International Financial Centre
This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.
Notice to Prospective Investors in Switzerland
We have not and will not register with the Swiss Financial Market Supervisory Authority, or FINM, as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended, or CISA, and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or CISO, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

EXPENSES OF THE OFFERING
We estimate that our expenses in connection with the offering, other than underwriting discounts and commissions, will be as follows:
Expenses	Amount
Securities and Exchange Commission registration fee	$5,225
FINRA filing fee	6,538
Printing and engraving expenses	150,000
Legal fees and expenses	670,000
Accounting fees and expenses	40,000
Advisory fees and expenses	750,000
Miscellaneous costs	360,237
Total	$1,982,000
All amounts in the table are estimates except the SEC registration fee and the FINRA filing fee. We will pay all of the expenses of the offering.

LEGAL MATTERS
The validity of the securities being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Goldfarb Seligman & Co., Tel Aviv, Israel. Certain legal matters in connection with this offering relating to U.S. federal law will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters concerning this offering will be passed upon for the underwriters by Gornitzky & Co., Tel Aviv, Israel, relating to Israeli law, and by Goodwin Procter LLP, New York, New York, relating to U.S. Federal law.
EXPERTS
The consolidated financial statements of Itamar Medical Ltd. as of December 31, 2018 and December 31, 2017 and for each of the years in the three years period ended December 31, 2018, have been included herein in reliance upon the report of Somekh Chaikin (a Member firm of KPMG International), independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.
The registered business address of Somekh Chaikin is KPMG Millennium Tower, 17 Ha’arba’a Street, P.O. Box 609, Tel Aviv 6100601.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES
We are incorporated in Israel. Service of process upon us our directors and officers and the Israeli experts, if any, named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.
We have irrevocably appointed Itamar Medical, Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 3290 Cumberland Club Drive, Atlanta GA 30339.
We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws if they determine that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.
Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:
•
subject to limited exceptions, the judgment is final and non-appealable;

•
the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

•
the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•
the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

•
adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•
the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•
the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•
an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange in force on the date of the payment. Current Israeli exchange control regulations also permit a judgment debtor to make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may read and copy the registration statement, including the related exhibits and schedules, and any document we file or have filed with the SEC on its website at www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our board members, executive officers, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.
We will send our depositary a copy of all notices of our general meetings of shareholders and other reports, communications, and information that are made generally available to shareholders. The depositary has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the depositary if we ask it to and will make available to all shareholders such notices and all such other reports and communications received by the depositary.

ITAMAR MEDICAL LTD.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Itamar Medical Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Itamar Medical Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows, for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International
We have served as the Company’s auditor since 1997.
Tel-Aviv, Israel
April 10, 2019

ITAMAR MEDICAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
		December 31,
	Note	2018	2017
		U.S. dollars in thousands
Assets
Current assets
Cash and cash equivalents		$6,471	$7,643
Investments in marketable securities	20	—	3,173
Trade receivables	3	6,549	5,362
Other receivables	3	1,018	685
Inventories	4	2,235	2,260
Total current assets		16,273	19,123
Non-current assets
Long-term restricted deposits and prepaid expenses		365	382
Long-term trade receivables	3	243	473
Property and equipment	5	1,213	1,022
Intangible assets	6	298	277
Total non-current assets		2,119	2,154
Total assets		$18,392	$21,277
Liabilities
Current liabilities
Trade payables		$1,517	$1,262
Short-term employee benefits	7	222	223
Short-term bank loan	8a	5,000	—
Current maturities of convertible notes	8b	—	10,696
Provisions	9	215	183
Accrued expenses		1,034	1,405
Other accounts payable	10	2,063	1,998
Total current liabilities		10,051	15,767
Non-current liabilities
Derivative instruments	11	442	2,875
Long-term employee benefits	7	159	310
Other long-term liabilities	12	1,052	948
Total non-current liabilities		1,653	4,133
Total liabilities		11,704	19,900
Commitments	12
Equity	14
Ordinary share capital		748	683
Additional paid-in capital		111,486	105,585
Capital reserve from marketable securities available-for-sale		—	113
Accumulated deficit		(105,546)	(105,004)
Total equity		6,688	1,377
Total liabilities and equity		$18,392	$21,277

The accompanying notes are an integral part of these consolidated financial statements.

ITAMAR MEDICAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
		Year Ended December 31,
	Note	2018	2017	2016
		U.S. dollars in thousands (except per share data)
Revenues	16	$24,189	$20,701	$18,440
Cost of revenues	17	5,726	5,002	4,979
Gross profit		18,463	15,699	13,461
Operating expenses:
Selling and marketing expenses		12,699	12,140	14,035
Research and development expenses		3,638	4,129	3,225
General and administrative expenses		5,247	5,278	6,213
Total operating expenses		21,584	21,547	23,473
Operating loss		(3,121)	(5,848)	(10,012)
Financial income from cash and investments	18	244	1,591	716
Financial expenses from notes, loans and other	18	(1,161)	(4,884)	(4,760)
Gain (loss) from derivatives instruments, net	18	2,433	3,925	(216)
Financial income (expenses), net		1,516	632	(4,260)
Loss before taxes on income		(1,605)	(5,216)	(14,272)
Taxes on income	13	(124)	(85)	(131)
Net loss		$(1,729)	$(5,301)	$(14,403)
Loss per share (in U.S. dollars):	19
Basic		$(0.01)	$(0.02)	$(0.05)
Diluted		$(0.01)	$(0.02)	$(0.05)
The accompanying notes are an integral part of these consolidated financial statements.

ITAMAR MEDICAL LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
		Year Ended December 31,
	Note	2018	2017	2016
		U.S. dollars in thousands
Net loss		$(1,729)	$(5,301)	$(14,403)
Other comprehensive income (loss) items that will not be carried to the statements of operations
Actuarial gains (losses) of defined benefit plan, net of tax	7	166	(112)	(107)
Total other comprehensive income (loss) for the year that will not be carried to the statements of operations, net of tax		166	(112)	(107)
Other comprehensive income (loss) items that after preliminary recognition in comprehensive income (loss), were or will be carried to the statements of operations
Net change in fair value of marketable securities available-for-sale, net of tax		—	158	9
Net change in fair value of marketable securities through other comprehensive income (loss), net of tax that was transferred to the statements of operations		(113)	—	—
Total other comprehensive income (loss) items that after preliminary recognition in comprehensive income, were or will be carried to the statements of operations, net of tax		(113)	158	9
Other total comprehensive income (loss)		53	46	(98)
Total comprehensive loss		$(1,676)	$(5,255)	$(14,501)
The accompanying notes are an integral part of these consolidated financial statements.

ITAMAR MEDICAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
	Ordinary share capital	Additional paid-in capital	Capital reserve from marketable securities available- for-sale	Accumulated deficit	Total
	U.S. dollars in thousands
For the year ended December 31, 2016
Balance as of January 1, 2016	$670	$104,486	$(54)	$(88,151)	$16,951
Total comprehensive loss:
Net loss	—	—	—	(14,403)	(14,403)
Other comprehensive loss, net of tax	—	—	9	(107)	(98)
Total comprehensive loss	—	—	9	(14,510)	(14,501)
Transactions carried directly to equity:
Issuance of shares due to the exercise of stock options	1	16	—	—	17
Issuance of shares and warrants, net of issuance costs	8	990	—	—	998
Share-based payment	—	—	—	1,776	1,776
Balance as of December 31, 2016	$679	$105,492	$(45)	$(100,885)	$5,241
For the year ended December 31, 2017
Balance as of January 1, 2017	$679	$105,492	$(45)	$(100,885)	$5,241
Total comprehensive loss:
Net loss	—	—	—	(5,301)	(5,301)
Other comprehensive income, net of tax	—	—	158	(112)	46
Total comprehensive loss	—	—	158	(5,413)	(5,255)
Transactions carried directly to equity:
Issuance of shares due to the exercise of stock options	4	93	—	—	97
Share-based payment	—	—	—	1,294	1,294
Balance as of December 31, 2017	$683	$105,585	$113	$(105,004)	$1,377
For the year ended December 31, 2018
Balance as of January 1, 2018	$683	$105,585	$113	$(105,004)	$1,377
Total comprehensive loss:
Net loss	—	—	—	(1,729)	(1,729)
Other comprehensive income, net of tax	—	—	(113)	166	53
Total comprehensive loss	—	—	(113)	(1,563)	(1,676)
Transactions carried directly to equity:
Issuance of shares due to the exercise of stock options	3	77	—	—	80
Issuance of shares, net of issuance costs	62	5,739	—	—	5,801
Share-based payment	—	—	—	1,021	1,021
Capital reserve from transactions with shareholders	—	85	—	—	85
Balance as of December 31, 2018	$748	$111,486	$—	$(105,546)	$6,688

The accompanying notes are an integral part of these consolidated financial statements.

ITAMAR MEDICAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
Cash flows from operating activities:
Net loss	$(1,729)	$(5,301)	$(14,403)
Adjustments for:
Depreciation and amortization	481	509	434
Share-based payment	1,021	1,294	1,776
Capital gain from sale of property and equipment	—	(8)	—
Change in provision for doubtful and bad debt	104	147	849
Net financial cost	914	3,133	4,110
Loss (gain) from reevaluation of derivatives	(2,433)	(3,925)	216
Increase in trade receivables	(1,061)	(833)	(1,548)
Decrease (increase) in other accounts receivable	(330)	169	(157)
Increase in inventories	(340)	(711)	(430)
Increase (decrease) in trade payables	237	(66)	289
Increase in other accounts payable and accrued expenses	61	669	188
Increase (decrease) in employee benefits	14	67	(111)
Increase (decrease) in provisions	32	16	(71)
Income tax expenses	124	85	131
Taxes paid during the year	(176)	(83)	(228)
Net interest paid during the year	(802)	(1,344)	(1,675)
Net cash used in operating activities	(3,883)	(6,182)	(10,630)
Cash flows from investing activities:
Sale of marketable securities	3,109	—	—
Purchase of property and equipment, intangible assets and capitalization of development expenditure	(310)	(296)	(455)
Investment in restricted long-term deposits	—	(22)	(113)
Net cash provided by (used in) investing activities	2,799	(318)	(568)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants, net of issuance costs	5,209	—	998
Short-term bank credit	5,000	—	—
Repayment of convertible notes	(9,939)	(10,421)	—
Issuance of warrants	—	—	85
Repayment of shareholders’ loans	(435)	—	—
Issuance of shares due to the exercise of stock options	80	97	17
Net cash provided by (used in) financing activities	(85)	(10,324)	1,100
Decrease in cash and cash equivalents	(1,169)	(16,824)	(10,098)
Cash and cash equivalents at beginning of year	7,643	23,358	33,019
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(3)	1,109	437
Cash and cash equivalents at end of year	$6,471	$7,643	$23,358
Non-cash financing activity – conversion of notes to a loan from related parties and to shares	$1,076	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — GENERAL
a.
Reporting entity

Itamar Medical Ltd. (the “Company”) is a company incorporated in Israel, with registered office at 9 Halamish Street, North Industrial Zone, Caesarea, Israel. The consolidated financial statements of the Company as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 comprise the Company and its subsidiaries (together referred to as the “Group”). The Company is engaged in research, development, sales and marketing of non-invasive medical devices for the diagnosis of respiratory sleep disorders with a focus on the cardiology market. The Company offers a Total Sleep Solution™ to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare costs. Its flagship Peripheral Arterial Tone biological signal (“PAT”) -based product, the WatchPAT™ device, is a home-use diagnostic device for sleep breathing disorders. It also offers the EndoPAT™ system, an FDA-approved device to test endothelial dysfunction and to evaluate the risk of heart disease and other cardiovascular diseases. The ordinary shares of the Company are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”). On February 27, 2019, the Company’s American Depositary Shares (“ADSs”), each of which represents 30 ordinary shares of the Company, represented by American Depositary Receipts (“ADRs”), were registered for trade on the Nasdaq Capital Market.
b.
The Company’s financial position

As described in Note 22a, during February and March 2019, the Company raised total consideration of $14.7 million in a private placement. In addition, as describe in Note 8a, on March 12, 2019, the Company increased its credit facility with a bank from up to $10 million to up to $15 million. The Company’s management and Board of Directors are in the opinion that, based on the positive trend of its operating results, the bank credit facility, the private placement and the Company’s ability to adjust its budget to business developments, the Company has enough financial resources in order to continue its business activities in the twelve-month period from the date of approval of these financial statements. In addition, management continuously assesses its actual results and monitors its financial covenants and is able to respond by reducing and monitoring its operating expenses in case it does not meet its targets.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been consistently applied for all years presented in these consolidated financial statements, except for the new accounting standards and amendments to accounting standards, that the Group adopted commencing January 1, 2018, as described below:
a.
International financial reporting standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were approved by the Company’s Board of Directors on April 10, 2019.
b.
Reporting and functional currency

These consolidated financial statements are presented in U.S. dollars (“dollar” or “$”), which is the Company’s functional currency representing the principal economic environment in which the Company operates, and have been rounded to the nearest thousand unless otherwise indicated.
c.
Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for certain investments and derivatives and other financial instruments measured at fair value through profit or loss, provisions, and assets and liabilities with respect to employee benefits.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.
Principles of consolidation

Subsidiaries are entities controlled by the Company. The financial statements of the subsidiaries, which are wholly-owned, are included in the consolidated financial statements of the Company from the date of their incorporation. Intercompany balances and transactions between Group companies are eliminated in consolidation.
e.
Use of estimates and critical assumptions

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements as well as affect the reported amounts of revenues and expenses during the period. These estimates and assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates and assumptions. The items subject to significant estimates and assumptions by management include share-based compensation, the measurement of financial instruments at fair value, the fair value of the embedded warrant component of convertible notes, and the fair value of warrants where there is no active market.
f.
Foreign currency transactions and balances

Transactions in foreign currency are translated to the respective functional currency of the Group entities at exchange rates as of the transaction dates.
Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between the amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency, translated at the exchange rate at the end of the year. Non-monetary assets and liabilities denominated in foreign currency that are measured in terms of historical cost, are translated using the exchange rate at the date of the transaction.
Foreign currency differences arising from translation into the functional currency are recognized in the statements of operations.
g.
Changes in accounting policies — initial application of new standards and interpretations

(1)
IFRS 9 (2014), Financial Instruments (“IFRS 9”)

As from January 1, 2018, the Group adopted IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, using the cumulative impact approach, with an adjustment to the balance of accumulated deficit as of January 1, 2018 and without restating the comparative figures. As applicable to the Group, the adoption of IFRS 9 had no material effect on and did not change the classification or measurement of its financial statements, except the measurement of expected credit losses (through December 31, 2017, the Group applied the incurred credit model under IAS 39).
IFRS 9 sets forth the guidance relating to the classification and measurement of financial assets and liabilities, the accounting for expected credit losses of financial assets and commitments to extend credits, as well as the requirements for hedge accounting. As described in section i below, the adoption of IFRS 9 did not have a material effect on the Company’s financial statements.
(2)
IFRS 15, Revenues from Contracts with Customers (“IFRS 15”)

As from January 1, 2018, the Group adopted IFRS 15, which provides new guidance on revenue recognition.
The Group elected to adopt IFRS 15, using the cumulative impact approach, with an adjustment to the balance of accumulated deficit as of January 1, 2018 and without restating the comparative figures.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IFRS 15 introduces a new five step model for recognizing revenue from contracts with customers:
(a)
Identifying the contract with the customer.

(b)
Identifying distinct performance obligations in the contract.

(c)
Determining the transaction price.

(d)
Allocating the transaction price to distinct performance obligations.

(e)
Recognizing revenue when the performance obligations are satisfied.

As to the revenue recognition policy applied by the Group as from January 1, 2018 under IFRS 15, see section q below.
As part of the initial adoption of IFRS 15, the Group elected to implement the following exemptions:
(a)
Application of the cumulative impact approach only for contracts that have not been concluded at the date of transition; and

(b)
Examining the aggregate impact of changes in the contract that occurred before the date of initial application, instead of an examination of each change separately.

For the year ended December 31, 2018, there was no impact to revenue and to cost of revenue as result of the adoption of IFRS 15. As of January 1, 2018 and December 31, 2018, the Group had an immaterial effect on its financial statements as a result of reclassifying contract liabilities, which were previously deducted from accounts receivables, as current liabilities in respect of contract assets that the rights in their respect are unconditional, together with a corresponding increase to deferred revenue in accordance with the guidance of IFRS 15.
h.
Cash and Cash Equivalents

Cash and cash equivalents are comprised of available amounts of cash and cash equivalents, mainly represented by highly-liquid short-term investments (with original maturities of three months or less), which are readily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values.
i.
Financial instruments:

The accounting policy applied as from January 1, 2018
As from January 1, 2018, the Group applies the following accounting policies under IFRS 9, see also section g(1) above as to the effect of initial adoption.
Non-derivative financial assets
Initial recognition and measurement of financial assets
The Group initially recognizes trade receivables and debt instruments issued on the date that they are created. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date classification was changed from contract asset to receivables.
Derecognition of financial assets
Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. When the Group retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.
Classification of financial assets into categories and the accounting treatment of each category
Financial assets are classified at initial recognition, based on the business model objectives and nature of the investment: amortized cost; fair value through other comprehensive income (loss) — investment in equity instruments; or fair value through profit and loss.
Debt instrument is classified to amortized cost category if it meets both of the following conditions:
–
It is held within a business model whose objective is to hold assets so as to collect contractual cash flows; and

–
The contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest (“SPPI”) on the principal amount outstanding on specified dates.

A debt instrument can also be classified to fair value through other comprehensive income category if its business model objective is achieved by both collecting contractual cash flows and selling financial assets, and it meets the SPPI criteria as above. In certain cases, a debt instrument can be designated at initial acquisition to fair value through profit or loss.
As applicable to the Group, the Group’s debt instruments that are classified to amortized cost category include: deposits, trade and other accounts receivable (including long-term trade receivables). These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss. The Group’s debt instruments that were classified at fair value through other comprehensive income include debt marketable securities. These securities were realized in the beginning of 2018.
The Group classifies its financial assets to fair value through profit and loss category, when:
–
It is a debt instrument that does not meet the above criteria;

–
It is an investment at fair value through other comprehensive income (loss) in equity securities; or

–
It is part of a portfolio of financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis.

These assets are subsequently measured at fair value. As of December 31, 2018, the Group did not have such assets.
Financial assets are not reclassified in subsequent periods unless, and only if, the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.
Impairment of financial assets
IFRS 9 replaces the impairment model of IAS 39 (“incurred loss” model), with an ‘expected credit loss’ (“ECL”) model. The model applies to financial assets measured at amortized cost, investments in debt instruments measured at fair value through other comprehensive income, contract assets (as defined in IFRS 15) and lease receivables, but not to investments in equity instruments.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Under the new model, the Group assesses the expected credit losses in advance as follows:
–
for debt instruments that have low credit risk or for which no significant deterioration has occurred in their credit quality since initial recognition — the impairment loss will be assessed based on the expected credit loss in the period during the 12 months following the reporting date; and

–
for debt instruments for which a significant deterioration has occurred in their credit quality since initial recognition and their credit risk is not low, the impairment loss will be assessed based on the remaining life of the instrument.

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.
Non-derivative financial liabilities
Non-derivative financial liabilities include loans and borrowings from banks and others, convertible notes, and trade and other payables.
Initial recognition of financial liabilities
The Group initially recognizes debt securities issued on the date that they originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. Liabilities, which are convertible into shares, denominated in a currency different than the functional currency of the Company or linked to the Israeli Consumer Price Index (the “Israeli CPI”), constitute a hybrid instrument presented in full as a financial liability. For measurement, the instrument is separated into two components: (i) a liability component with no conversion feature, which is classified to amortized cost category, and (ii) a conversion option, which constitutes an embedded derivative accounted for as a derivative financial instrument at fair value and is measured through the statements of operations as part of  “Financial income (expenses), net”.
Subsequent measurement of financial liabilities
Financial liabilities (other than financial liabilities at fair value through profit or loss) and the liability component of the hybrid instrument above are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities are designated at fair value through profit or loss if the Group manages such liabilities and their performance is assessed based on their fair value in accordance with the Group’s documented risk management strategy, providing that the designation is intended to prevent an accounting mismatch, or the liability is a combined instrument including an embedded derivative.
Derecognition of financial liabilities
Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.
Substantial modification in terms of debt instruments
An exchange of debt instruments having substantially different terms, is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Furthermore, a substantial modification of the terms of an existing financial liability, or an exchange of debt instruments having substantially different terms between an existing borrower and lender, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In such cases the entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as financing income or expense.
The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent (10%) from the discounted present value of the remaining cash flows of the original financial liability.
Upon the swap of debt instruments with equity instruments, equity instruments issued at the extinguishment and de-recognition of all or part of a liability, are a part of  “consideration paid” for purposes of calculating the gain or loss from de-recognition of the financial liability.
The equity instruments are initially recognized at fair value, unless fair value cannot be reliably measured — in which case the issued instruments are measured at the fair value of the derecognized liability. Any difference between the amortized cost of the financial liability and the initial measurement amount of the equity instruments is recognized in profit or loss under financial income or expenses.
Non-substantial modification in terms of debt instruments
In a non-substantial modification in terms (or exchange) of debt instruments, the new cash flows are discounted using the original effective interest rate, and the difference between the present value of the new financial liability and the present value of the original financial liability is recognized in profit or loss.
Offset of financial instruments
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Issuance of bundle of securities
The consideration received from the issuance of a bundle of securities is attributed initially to financial liabilities measured each period at fair value, and then to financial liabilities measured only upon initial recognition at fair value. The remaining amount is the value of the equity component. Direct issuance costs are attributed to the specific securities in respect of which they were incurred, whereas joint issuance costs are attributed to the securities on a proportionate basis according to the grant of the consideration from the issuance of the bundle, as described above.
Derivative financial instruments
The Group recognizes all derivative instruments as assets or liabilities in the statements of financial position at their estimated fair values, and the changes in such fair values are recognized in the statements of operations within “Financial income (expenses), net” for the period in which they occur. During the reported years, the Group did not have derivatives designated as hedges. The Group reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives in hybrid contracts where the host is not an asset, are analyzed to determine if they need to be separated from the host contract and recognized in the statements of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments.
Fair value measurements
Under IFRS, fair value represents an “Exit Value”, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy are as follows:
•
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•
Level 2 — Inputs, other than quoted prices in active markets, that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded.

•
Level 3 — Unobservable inputs for the asset or liability are used when little or no market data is available. The Group used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples, including risk assumptions consistent with what market participants would use to arrive at fair value.

The accounting policy applied in periods prior to January 1, 2018
Trade accounts receivable and other accounts receivable
Trade accounts receivable and other accounts receivable are classified as loans and receivables and are recorded at their amortized cost representing the net present value of the consideration receivable or payable as of the transaction date.
Due to their short-term nature, the Group initially recognizes these receivables at the original invoiced amount. Allowances for doubtful accounts were recognized based on incurred loss estimates against general and administrative expenses.
Long-term trade receivables and other investments
Long-term trade receivables are initially recognized at their amortized cost. Subsequent changes in net present value are recognized in the statements of operations as part of  “Financial income (expenses), net”.
Investments in financial instruments held for trading as well as those investments available-for-sale, are recognized at their estimated fair value, in the first case through the statements of operations as part of “Financial income (expenses), net” and in the second case, changes in valuations are recognized as part of  “Other comprehensive income (loss)” for the year within “Capital reserve” until their time of disposition, when all valuation effects accrued in equity are reclassified to “Financial income (expenses), net” in the statements of operations. These investments are tested for impairment upon the occurrence of a significant adverse change or at least once a year during the last quarter.
Debt and other financial obligations
Bank loans and notes payable, are recognized at their amortized cost. Interest accrued on financial instruments is recognized within “Other accounts payable and accrued expenses” against financial expenses. Direct costs incurred in debt issuances or borrowings, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In the statements of cash flows, interest received and interest paid on bank loans and notes payable are presented in cash flows from operating activities.
Liabilities, which are convertible into shares, denominated in a currency different than the functional currency of the Company or linked to the Israeli CPI, constitute a hybrid instrument presented in full as a financial liability. For measurement, the instrument is separated into two components: (i) a liability component with no conversion feature, which is measured at amortized cost according to the effective interest method, and (ii) a conversion option, which constitutes an embedded derivative accounted for as a derivative financial instrument at fair value and is measured through the statements of operations as part of  “Financial income (expenses), net”.
Issuance of bundle of securities
The consideration received from the issuance of a bundle of securities is attributed initially to financial liabilities measured each period at fair value, and then to financial liabilities measured only upon initial recognition at fair value. The remaining amount is the value of the equity component. Direct issuance costs are attributed to the specific securities in respect of which they were incurred, whereas joint issuance costs are attributed to the securities on a proportionate basis according to the grant of the consideration from the issuance of the bundle, as described above.
Derivative financial instruments
The Group recognizes all derivative instruments as assets or liabilities in the statements of financial position at their estimated fair values, and the changes in such fair values are recognized in the statements of operations within “Financial income (expenses), net” for the period in which they occur. During the reported years, the Group did not have derivatives designated as hedges. The Group reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statements of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments.
j.
Inventories

Inventories are valued using the lower of cost and net realizable value. The cost of inventories is based on the “moving-average” method, including expenditures incurred in acquiring the inventories and the costs incurred in bringing it to its existing location and condition. The Group analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results of the period. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell the inventories.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

k.
Property and equipment

Property and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of property and equipment is recognized as part of operating expenses, and is calculated using the straight-line method over the estimated useful lives of the assets. As of December 31, 2018, the average useful lives by category of property and equipment were as follows:
%
Office furniture and equipment	10
Equipment and devices for leasing and for internal use	15
Computers	33
Leasehold improvements are amortized over the shorter of the lease term and their useful lives.
Depreciation methods and useful lives are reviewed at the end of each reporting year and adjusted if appropriate.
l.
Intangible assets

The Group capitalizes intangible assets acquired, as well as costs incurred in the development of certain intangible assets for internal use, when future economic benefits associated are identified and there is evidence of control over such benefits.
Intangible assets are recognized at their acquisition or development cost, as applicable. All of the Group’s intangible assets are definite life intangible assets, and are amortized on straight-line basis over the useful life of the asset, which on average is approximately three years.
Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in the statements of operations when incurred. Development activities are related to a plan to produce new products or processes, or to significantly improve existing products or processes. Development expenditure is capitalized only if: (i) the expenditure can be measured reliably; (ii) the product or process is technically and commercially feasible; and (iii) future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in the statements of operations as incurred.
In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
Amortization methods and useful lives are reviewed at the end of each reporting year and adjusted if appropriate.
m.
Impairment of property and equipment, intangible assets of definite life and other investments

These assets are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in the Group’s operating environment or in technology, as well as expectations of lower operating results, in order to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the statements of operations for the period within “Other expenses, net”, for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, and the asset’s value in use, the latter represented by the net present value of estimated cash flows related to the use and eventual disposal of the asset.
No impairment loss was recorded during the reported years.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

n.
Provisions

The Group recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows or the delivery of other resources owned by the Group.
Obligations or losses related to contingencies are recognized as liabilities in the statements of financial position only when present obligations exist resulting from past events and it is probable to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The provisions are determined by discounting the future cash flows at a pre-tax interest rate, reflecting the current market estimates of the time value of the money and the specific risks of the liability without weighting the Group’s credit risk. The carrying value of the provision is then adjusted in every period so as to reflect the passage of time and the adjustment amount is credited to financial expenses.
o.
Post-employment benefits

The costs of defined contribution plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts with insurance companies or with funds managed by others, without generating future obligations. The majority of the Israeli employees are under defined contribution plans.
The rest of the Israeli employees are under defined benefit plans. The costs associated with defined benefit plans are recognized as services are rendered, based on actuarial estimations of the benefits’ present value with the advice of external actuaries.
p.
Share-based payment transactions

The grant-date fair value of share-based payment awards granted to employees and directors is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees and directors become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions, is adjusted to reflect the number of awards that are expected to vest.
For share-based payment awards with non-vesting conditions or with market performance vesting conditions, the grant date fair value of the share-based payment awards is measured to reflect such conditions, and therefore the Group recognizes an expense in respect of the awards whether or not the conditions have been met.
The fair value at the time of grant of share-based payment awards to consultants and service providers are recognized over the consultants’ and the service providers’ period of service against an increase in equity. The fair value of the services is calculated on the basis of the fair value of the awards and not on the basis of the fair value of the services, since it is not possible to reliably estimate the fair value of the services rendered.
The Group elected to record the increase in equity against salary expense directly to accumulated deficit.
q.
Revenue recognition

The accounting policy applied as from January 1, 2018
As from January 1, 2018, the Group applies the following accounting policies under IFRS 15. See also section g(2) above as to the effect of initial adoption.
The Group recognizes revenues when the customer obtains control over the products or services that have been secured, net of provision for returns and discounts. The revenue is measured according to the amount of consideration that the Group expects to be entitled to in return for the transfer of products or services promised to the customer, other than amounts collected in favor of third parties.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group recognizes estimated sales discounts as a reduction of sales in the same period revenue is recognized. The Group adjusts reserves to reflect differences between estimated and actual. The Group estimates its sales returns reserve based on historical return rates and analysis of specific accounts.
When the Group sells its products through distributors, revenue is being recognized upon delivery of the product to the distributor, as the distributors does not have the right to return and the control over the products is transferred at this point in time.
Identifying the contract
The Group accounts for a contract with a customer only when the following conditions are met:
(a)
The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them;

(b)
The Group can identify the rights of each party in relation to the products or services that will be transferred;

(c)
The Group can identify the payment terms for the products or services that will be transferred;

(d)
The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and

(e)
It is probable that the consideration, to which the Group is entitled to in exchange for the products or services transferred to the customer, will be collected.

If a contract with a customer does not meet all of the above criteria, consideration received from the customer is recognized as a liability until the criteria are met or when one of the following events occurs: (i) the Group has no remaining obligations to transfer products or services to the customer and any consideration promised by the customer has been received and cannot be returned; or (ii) the contract has been terminated and the consideration received from the customer cannot be refunded.
Identifying performance obligations
The Group identifies products or services promised to the customer as being distinct performance obligations when the customer can benefit from the products or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the products or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer products or services is separately identifiable, the Group examines whether it is providing a significant service of integrating the products or services with other products or services promised in the contract into one integrated outcome that is the purpose of the contract.
Products or services that are not considered as being distinct are grouped together as a single performance obligation. The revenue from each such performance obligation is recognized upon transfer of control over the promised products or services to customer. In general, the Group allocates the transaction price to the identified performance obligations in the contract, based on the relative stand-alone selling prices when the products or services are sold separately. In cases where the products or services are not sold separately, for example, in the case of installations or training, the Group establishes the stand-alone selling price assigned to that performance obligation, based on estimated costs plus a reasonable margin.
Significant financing component in installment sales is separated in determining the transaction price.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As applicable to the Group, revenues from sales agreements consisting of multiple products or services, such as devices, consumables, access to the CloudPAT application, WatchPAT Direct logistic services and support, extended warranty and other service agreements, are separated into different performance obligations, based on their relative fair values, and revenue is separately recognized for each performance obligation.
The Group recognizes revenue from renting its products over the rent term, in conformity with the agreement with the customer.
Since 2015, the Group has focused on offering Total Sleep Solution (“TSS”) to the cardiology market through various business models; however, the Test as a Service (“TaaS”), also known as Cost per Test (“CPT”) model, is the primary model the Group utilized to date. In the TaaS model, the medical practice or physician ordering the TaaS pays a fixed fee per home sleep apnea test (“HSAT”) that includes all the components associated with the test, including the disposable biosensor, hardware rental fees and access to the Group’s CloudPAT platform. Under the TaaS model, some rent agreements of the WatchPAT devices are made for a period of one to two years. The rental fees are separated under the relative fair value approach.
In some cases, the Group handles sale transactions of these devices as a finance lease and recognizes revenue in respect of the products supplied at the commencement date of the lease. When these transactions include multiple performance obligations, revenue is recognized based on the relative stand-alone selling prices of each performance obligation in the transaction when they are sold separately.
Operating lease arrangements offer customers theft or loss warranty, for which if elected, the Group makes appropriate provision for their replacement.
Satisfaction of performance obligations
Revenue is recognized when the Group satisfies a performance obligation by transferring control over the promised products or services to the customer. Sale of devices and disposables are generally recognized upon shipment. Services (including extended warranty) are recognized ratably over time.
Contract assets and liabilities
A contract asset is recognized when the Group has a right to consideration for products or services it transferred to the customer that is conditional on other than the passing of time, such as future performance of the Group. Contract assets are classified as receivables when the rights in their respect become unconditional.
A contract liability is recognized when the Group has an obligation to transfer products or services to the customer for which it received consideration (or the consideration is payable) from the customer.
An asset and liability relating to the same contract are presented on a net basis in the statement of financial position. On the other hand, a contract asset and contract liability deriving from different contracts are presented on a gross basis in the statement of financial position.
The accounting policy applied in periods prior to January 1, 2018
Revenue is measured at the fair value of the consideration received or receivable, net of returns and discounts. The Group recognizes revenue from the sale of its products, net of provision for returns, when persuasive evidence exists (usually in the form of an executed sales agreement) that the significant risks and rewards of ownership of the products have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of products can be estimated reliably, there is no continuing management involvement with the products, and the amount of revenue can be measured reliably. Revenue is recognized when title to the products and risk of loss transfers to

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

customers, provided there are no material remaining performance obligations required of the Group or any matters requiring customer acceptance. The timing of the transfer of risks and rewards may be upon shipment or upon delivery to the customer site, based on the contract terms or legal requirements.
The Group recognizes estimated sales discounts as a reduction of sales in the same period revenue is recognized. The Group adjusts reserves to reflect differences between estimated and actual. The Group estimates its sales returns reserve based on historical return rates and analysis of specific accounts.
Revenues from sales agreements consisting of multiple elements, such as devices, consumables, access to the CloudPAT application, WatchPAT Direct logistic services and support and other service agreements, are separated into different components and are separately recognized for each component. A component constitutes a separate accounting unit if and only if it has value, separately, for the customer. Components not separated, are grouped together. The revenue from each such component is recognized upon fulfillment of the conditions for recognition of revenue, based on the nature of the component, i.e., as products or as services. In general, the Group determines the fair value for each element, based on selling prices when the product or service is sold separately. In cases where the components are not sold separately, for example, in the case of installations or training, the Group establishes the value assigned to this element, based on estimated costs plus a reasonable margin.
The Group recognizes revenue from leasing its products over the lease term, in conformity with the agreement with the customer. In some cases, the Group handles sale transactions in these devices as finance lease and recognizes revenues in respect of the products supplied, based on their relative fair value compared to all the components in the transaction.
When the Group sells its products through distributors, revenue is being recognized upon delivery of the product to the distributor, as the distributors does not have the right to return and the material risks and rewards inherent to the ownership of the products are transferred at this time.
r.
Income taxes

The effects reflected in the statements of operations for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each Group company. Consolidated deferred income taxes represent the addition of the amounts determined in each Group company by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the manner in which the Group expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in shareholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.
Deferred tax assets that were not recognized are reevaluated at each reporting date and recognized if it has become probable that future taxable income will be available against which they can be utilized.
s.
Loss per share

The Group presents basic and diluted loss per share data for its ordinary shares. Basic loss per share is calculated by dividing the net loss attributable to holders of ordinary shares of the Company, by the weighted average number of ordinary shares outstanding during the period.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Diluted loss per share is determined by adjusting the loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all potentially dilutive ordinary shares, which include convertible notes and options and warrants issued to shareholders employees, directors and consultants.
t.
Transactions with controlling shareholders

Assets and liabilities, which are subject to a transaction with a controlling shareholder, are measured at fair value upon the transaction date.
As the transaction is on the equity level, the Company recognized the difference between fair value and the consideration from the transaction in its equity.
u.
New standard not yet adopted:

IFRS 16, Leases (“IFRS 16”)
IFRS 16 supersedes IAS 17, Leases and its related interpretations. The provisions of IFRS 16 abrogate the existing requirement from lessees to classify the lease as operating or finance. Instead, with respect to lessees, IFRS 16 presents one model for the accounting treatment of all leases, according to which the lessee must recognize a right to use asset and a lease liability in its financial statements. However, IFRS 16 includes two exceptions to the general model, according to which a lessee may choose not to implement the recognition requirements for an asset, a right-of-use and a liability for short-term lease of up to one year and/or leases in which the underlying asset is of low value.
In addition, IFRS 16 allows the lessee to apply the definition of a lease in one of the following two alternatives consistently to all leases: retrospective application for all lease agreements, i.e., a reevaluation of the existence of a lease for each contract separately or alternatively the application of a practical relief. The provisions of IAS 17 and International Financial Reporting Interpretations Committee (“IFRIC”) 4, “Determining Whether an Arrangement Contains a Lease”, defines criteria with respect to the existing agreements as of the date of initial application of IFRS 16. In addition, IFRS 16 provides new and broader disclosure requirements than those existing today.
IFRS 16 is effective for annual periods beginning on or after January 1, 2019.
IFRS 16 includes various alternatives for the implementation of the transitional provisions, so that one of the following alternatives can be chosen consistently for all leases at initial application: full retrospective application, or application of the cumulative effect, i.e., implementation of IFRS 16 (with the possibility of several concessions) for the first time with adjustments to the opening balance of retained earnings as of that date.
The manner of implementation of IFRS 16 and expected effects
The Group intends to adopt IFRS 16 as of January 1, 2019 in the cumulative effect approach, while adjusting the retained earnings as of January 1, 2019. The Group elected to adopt the relief of not separating non-lease components from lease components and instead accounting for all the lease components and related non-lease components as a single lease component. The Group also decided to adopt the relief of not applying the requirement to recognize a right-of-use asset and a lease liability with regard to leases whose lease period ends within 12 months from the date of the initial adoption.
Expected effect
The Group intends to choose to apply the transitional provision according to which it will recognize the IFRS 16 implementation date of the lease liability according to the present value of the balance of the future lease payments, discounted at the lessee’s incremental interest rate on that date and concurrently

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

recognize a right-of-use lease asset, which were recognized as an asset or liability prior to the IFRS 16 implementation date. As a result, implementation of IFRS 16 is not expected to have an effect on retained earnings as of the date of initial application
The Group is required to recognize at the initial implementation date a right-of-use asset and lease liability for all leases in which it is found that it has the right to control the use of identified assets for a specified period of time. These changes are expected to result in an increase of  $1.1 million in the balance of the right-of-use assets and a corresponding increase in the balance of the lease liability as of January 1, 2019. In addition, in January 2019, the Group signed an addendum to its lease agreement in Caesarea, Israel whereby it extended the lease period of its offices in Israel for an additional 30-month period, until July 2021. This addendum will result in an increase of  $0.8 million in the balance of the right-of-use assets and a corresponding increase in the balance of the lease liability as of January 20, 2019. Accordingly, depreciation and amortization expenses in respect of an asset will be recognized, and the need to record impairment in respect of a right-of-use asset will be examined in accordance with the provisions of IAS 36, Impairment of Assets. In addition, financial expenses in respect of a lease liability will be recognized. Therefore, as from January 1, 2019, rental expenses relating to assets leased under operating leases, which were presented under operating expenses in the statements of operations, will be capitalized as assets and will be amortized under depreciation and amortization expenses in subsequent periods. In addition, the range of nominal discount rates used for measuring lease liabilities ranges from 5.3% in respect of dollar-denominated leases to 8.5% – 8.9% in respect of NIS-denominated leases. This range is affected by differences in the length of the lease period, differences in the various asset groups, and a change between the discount rates of the Group companies and the like.
NOTE 3 — TRADE AND OTHER RECEIVABLES
	December 31,
	2018	2017
	U.S. dollars in thousands
Trade receivables:
Open accounts	$7,040	$6,048
Checks receivable	22	327
	7,062	6,375
Less – allowance for doubtful accounts	270	540
	6,792	5,835
Is presented in the statements of financial position as follows:
Under current assets	6,549	5,362
Under non-current assets	243	473
	$6,792	$5,835

	December 31,
	2018	2017
	U.S. dollars in thousands
Other receivables:
Institutions	$181	$330
Advances to suppliers	187	51
Employees	91	121
Prepaid expenses	556	170
Miscellaneous	3	13
	$1,018	$685

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s exposure to credit risk, currency risk and impairment loss in respect of trade and other receivables is described in Note 20.
NOTE 4 — INVENTORIES
	December 31,
	2018	2017
	U.S. dollars in thousands
Raw materials and auxiliary materials	$1,158	$969
Work in process	277	214
Finished products	800	1,077
	$2,235	$2,260
NOTE 5 — PROPERTY AND EQUIPMENT
	Computers and equipment	Equipment and devices for leasing and for internal use	Office furniture and equipment	Leasehold improvements	Total
	U.S. dollars in thousands
Cost:
Balance as of January 1, 2018	$1,947	$1,093	$467	$317	$3,824
Additions	62	434	9	9	514
Balance as of December 31, 2018	2,009	1,527	476	326	4,338
Accumulated depreciation:
Balance as of January 1, 2018	1,632	649	319	202	2,802
Depreciation	63	205	26	29	323
Balance as of December 31, 2018	1,695	854	345	231	3,125
Depreciated balance as of December 31, 2018	$314	$673	$131	$95	$1,213
Cost:
Balance as of January 1, 2017	$1,883	$750	$459	$317	$3,409
Additions	64	349	21	4	438
Disposals	—	(6)	(13)	(4)	(23)
Balance as of December 31, 2017	1,947	1,093	467	317	3,824
Accumulated depreciation:
Balance as of January 1, 2017	1,570	409	255	167	2,401
Depreciation	62	240	71	37	410
Disposals	—	—	(7)	(2)	(9)
Balance as of December 31, 2017	1,632	649	319	202	2,802
Depreciated balance as of December 31, 2017	$315	$444	$148	$115	$1,022
The Group has assets that have been fully depreciated and are still in use. As of December 31, 2018 and 2017, the original cost of such assets is $2,928 thousand and $2,614 thousand, respectively.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — INTANGIBLE ASSETS
	Computer software	Capitalized development cost	Marketing rights for a medical product	Total
	U.S. dollars in thousands
Cost:
Balance as of January 1, 2018	$746	$716	$375	$1,837
Additions	23	90	—	113
Balance as of December 31, 2018	769	806	375	1,950
Accumulated amortization:
Balance as of January 1, 2018	678	507	375	1,560
Amortization for the year	38	54	—	92
Balance as of December 31, 2018	716	561	375	1,652
Amortized balance as of December 31, 2018	$53	$245	$—	$298
Cost:
Balance as of January 1, 2017	$704	$606	$375	$1,685
Additions	42	110	—	152
Balance as of December 31, 2017	746	716	375	1,837
Accumulated amortization:
Balance as of January 1, 2017	602	471	355	1,428
Amortization for the year	76	36	20	132
Balance as of December 31, 2017	678	507	375	1,560
Amortized balance as of December 31, 2017	$68	$209	$—	$277
The capitalized development costs are in respect of the Group’s CloudPAT, a cloud-based information technology platform designed to allow customers to transfer the data of the sleep apnea test results of the Group’s products.
NOTE 7 — EMPLOYEE BENEFITS
Employee benefits include retirement benefit obligations, short-term benefits and share-based payments. As for retirement benefit obligations, the Group has defined benefit plans for which it contributes to insurance policies.
As for share-based payments, see Note 15 and as for benefits to key executives, see Note 21.
	December 31,
	2018	2017
	U.S. dollars in thousands
Presented as part of current liabilities – accounts payable:
Short-term employee benefits	$222	$223
Presented as part of non-current liabilities:
Long-term employee benefits	$159	$310

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Retirement benefit plans — defined benefit plan
1)
Movement in net liabilities for defined benefit plans:

	Year Ended December 31,
	2018	2017
	U.S. dollars in thousands
Balance at beginning of year	$310	$156
Expense recognized in the statements of operations:
Current service costs and interest costs	29	61
Recognized loss including other:
Actuarial losses carried to other comprehensive income	(166)	112
Other movements:
Benefits paid	(5)	—
Deposits made by the Group	(9)	(19)
Balance at end of year	$159	$310
2)
Expenses recognized in the statements of operations:

	Year Ended December 31,
	2018	2017
	U.S. dollars in thousands
Current service costs	$16	$21
Interest costs	7	6
Transfer of profits to benefits	28	18
Total	$51	$45
3)
The principal actuarial assumptions as of the report date (based on weighted average):

	December 31,
	2018	2017	2016
	%	%	%
Discount rate at the end of the year	3.82	2.74	3.35
Future salary growth	3.00	3.27	3.32
NOTE 8 — CREDIT FACILITY WITH A BANK AND CONVERTIBLE NOTES
a.
Credit facility with a bank

In March 2017, the Company received a bank credit line in a total amount of up to $10 million. The credit line is comprised of a $6 million long-term loan and a $4 million credit facility against trade accounts receivable, based on specific customer invoices.
The long-term loan is repayable in equal quarterly installments over three years from the date of the draw and bears annual interest of the quarterly dollar LIBOR rate plus 5.5%. The credit facility bears annual interest of the monthly dollar LIBOR rate plus 4.25%.
On January 30, 2018, the terms of the bank credit line were amended such that the exercise period of the loan and the credit facility were extended until February 28, 2019 and January 12, 2019, respectively. The framework of the long-term loan component was changes so that it can be utilized as a long-term

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

loan or as a short-term loan. In addition, the Company undertook that upon the withdrawal of credit, the balance of the cash in the Company’s account with the bank will not be less than 40% of the amount of the outstanding credit actually provided to the Company.
As part of the bank credit, the Company issued to the bank warrants exercisable into 798,088 of the Company’s ordinary shares at an exercise price of NIS 1.36 per share (equivalent to $0.36 per share as of December 31, 2018)’ which were initially exercisable until March 28, 2022 (see extension below). The fair value of the warrants was measured using a Black-Scholes valuation model and the cost of $137 thousand was accounted for as an integral part of the effective interest rate of the bank credit.
On March 12, 2019, the Company and the bank entered into agreement under which the total credit line to be available under the credit facility increased from $10 million to $15 million, comprised of: (i) up to $9 million in long-term or short-term loan; and (ii) up to $6 million of credit facility against trade accounts receivable. As part of the new agreement, the Company issued to the bank additional warrants exercisable into 399,044 ordinary shares at an exercise price of NIS 1.30 per share (equivalent to $0.36 per share as of the date of grant), which will be exercisable until March 28, 2023. In addition, the Company extended the exercise period of the original warrants from March 28, 2022 to March 28, 2023. The fair value of the additional warrants was measured using a Black-Scholes valuation model and the cost of  $62 thousand will be accounted for as an integral part of the effective interest rate of the bank credit.
As of December 31, 2018, the Company withdrew $5.0 million out of the bank credit as follows: $2.25 million as a short-term loan and $2.75 million as a short-term loan against trade accounts receivable. On February 21, 2019, the Company repaid the above $5.0 million and withdrew again, in the ordinary course of business, $5.0 million from the bank credit, as follows: $2.05 million as a short-term loan and $2.95 million as a short-term loan against trade accounts receivable. The loans are for a period of three months until May 20, 2019. As mentioned above, the Company undertook that upon the withdrawal of credit, the balance of the cash in the Company’s account with the bank will not be less than 40% of the amount of the outstanding credit actually provided to the Company, such that that an amount of  $2 million is not currently available for the Company’s current use.
b.
Convertible notes

In March 2013, the Company issued, NIS 72,256 thousand par value convertible notes listed for trading on the TASE for total net proceeds of  $19.5 million. The notes matured in two principal repayments on February 28, 2017 and on February 28, 2018, and bore fixed interest at 8.65% per annum, payable semi-annually: on August 28 and on February 28, through February 2018.
The net proceeds from the issuance of the convertible notes were split into two components for measurement purposes: (i) a liability component without a conversion feature that is measured at amortized cost according to the effective interest method; and (ii) a conversion option that is an embedded derivative and is measured at fair value at each reporting date.
The effective interest rate as of the date of the issuance was 27.7%. The attributed transaction costs were allocated to the different components pro-rata to the amounts of their initial recognition before allocation of the said costs.
The notes were convertible, so that each NIS 1.92 par value notes could have been converted into one ordinary share (which, as a result of a rights offering conducted by the Company in December 2015, was adjusted such that every 1.92 NIS par value of the notes could be converted to 1.00904 ordinary shares).
On February 28, 2017, the first installment of the notes in a total amount of NIS 38,128 thousand par value (approximately $10,421 thousand) was repaid and on February 28, 2018, the second and last installment of the notes in a total amount of NIS 38,128 thousand par value (approximately $10,940 thousand) was repaid, other than NIS 6.0 million (approximately $1.700 thousand) owed to

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

three shareholders who held notes, of which $500 thousand was repaid to one shareholder in June 2018 and the balance owed to the other two shareholders was invested by them in the private placement described in Note 14b. None of the notes were converted.
NOTE 9 — PROVISIONS
	Warranties	Returns	Total
	U.S. dollars in thousands
Balance as of January 1, 2017	$93	$74	$167
Provisions made during the year	135	91	226
Provisions reversed during the year	(27)	—	(27)
Provisions realized during the year	(101)	(82)	(183)
Balance as of December 31, 2017	100	83	183
Provisions made during the year	86	81	167
Provisions reversed during the year	(5)	—	(5)
Provisions realized during the year	(62)	(68)	(130)
Balance as of December 31, 2018	$119	$96	$215
NOTE 10 — OTHER ACCOUNTS PAYABLE
	December 31,
	2018	2017
	U.S. dollars in thousands
Employees	$1,403	$1,117
Institutions	319	339
Interest payable	11	326
Deferred revenues and advances from customers	255	193
Other	75	23
	$2,063	$1,998
For information about the Group’s exposure to currency and liquidity risks in respect of the payables balances, see Note 20.
NOTE 11 — DERIVATIVES
Composition
	December 31,
	2018	2017
	U.S. dollars in thousands
Liabilities
The conversion component in the convertible notes	$—	$96
Viola Warrants (non-traded)*	371	2,315
Warrants (Series 4) (traded) issued in the 2015 rights offering*	71	464
	$442	$2,875

*
See Note 14c.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All of the above derivatives have either a conversion price or an exercise price that are denominated in NIS, a currency different than the functional currency of the Company and as a result are accounted for as a derivative financial instrument measured at fair value through profit or loss on each reporting date and constitute a liability.
The following parameters were used in the calculation of the fair value of the above derivatives, using the binomial model:
	December 31,
	2018	2017
Discount rate for notes which were fully repaid on February 28, 2018 (yield to maturity of the notes)	—	104.18%
The discount rate of the Viola Warrants and Warrants (Series 4) (risk free interest)	0.30%	0.11%
Share price (in NIS)	1.280	1.340
Standard deviation of the share price	54.59%	56.13%
The fair value of the Viola Warrants and the Warrants (Series 4) (see Note 14c) as of December 31, 2015 and during the nine-month period ended September 30, 2016 was measured at quoted market value of the Warrants (Series 4), due to the fact that the Viola Warrants and the Warrants (Series 4) are essentially identical in their conditions. Starting with the fourth quarter of 2016 and until December 31, 2018, the Company believed that there was no active market for the traded Warrants (Series 4) primarily due to an ongoing gradual decline in the frequency and volume of trading in such warrants with significant variance in the transactions prices of the warrants without a corresponding material change in the share price, and often with a negative correlation between the change in the share price and the change in the warrants price. Consequently, the Company estimated the fair value of the Viola Warrants and the Warrants (Series 4) as of December 31, 2016 and for periods thereafter based on observable market data, directly or indirectly, based on the binomial model and based on relevant parameters of the terms of the Viola Warrants and the Warrants (Series 4).
NOTE 12 — COMMITMENTS
a.
Obligation to pay royalties to the Israeli Government’s Innovation Authority (“IIA”)

The Company has received royalty-bearing grants sponsored by the IIA for the support of research and development activities of the EndoPAT3000 product (the development of which was discontinued before its completion with no sales to date). However, according to the IIA, the Company must pay royalties on all sales of all of the Company’s cardiology products, and not only for sales of the EndoPAT3000 and/or its technology, up to the total amount of  $1,046 thousands.
The Company accrued for the royalties’ obligation once the grants became repayable, although the Company is in discussions with the IIA regarding the Company’s obligation to pay royalties on products other than the supported EndoPAT3000.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.
Lease commitments

The Group has non-cancelable lease agreements for buildings and vehicles. Minimum lease commitments expected under these operating leases are as follows:
Year Ending December 31,	U.S. dollars in thousands
2019	$847
2020	720
2021	452
2022	54
Such minimum, lease payments include $319 thousand, $333 thousand, and $181 thousand for the years ending December 31, 2019, 2020 and 2021, respectively, relating to a lease agreement which was extended in January 2019.
See also Note 2u regarding the implementation of IFRS 16 as from January 1, 2019.
NOTE 13 — INCOME TAXES
a.
Corporate tax rates in Israel

The tax rates relevant to corporates in Israel in the years 2016 – 2018 were as follows: 2016 — 25%; 2017 — 24%; 2018 — 23%.
On December 22, 2016, the Knesset (the Israeli parliament) approved the Economic Efficiency Law (Legislative Amendments to Achieve Budget Targets for the 2017 and 2018 Budget Years), 2016, which stipulates, among other things, the reduction of corporate tax rates from 25% to 23% in two phases. The first phase is to a rate of 24%, starting on January 2017 and the second phase is to a rate of 23% starting on January 2018 and thereafter.
b.
Benefits under the Investment Encouragement Law

Approved enterprise, benefited enterprise and preferred enterprise
Most of the production facilities of the Company have been granted “Approved Enterprise”, “Benefited Enterprise” and “Preferred Enterprise” status under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The Company is a “Foreign Investors’ Company” as defined by the Investment Law, which means it is entitled to tax benefits for taxable income arising from its Approved, Benefited or Preferred Enterprise status.
Since its incorporation the Company incurred significant losses and therefore it did not start benefiting from such status. To be eligible for these tax benefits, one must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set out in the specific certificate of approval. The only material condition applicable to the Company is to meet a minimum threshold (25%) of export sales (i.e., sales outside of Israel). In the event the Company is considered as having failed to comply with these conditions, in whole or in part, the eligibility for the benefits may be canceled and the Company may be required to refund the relevant amount, including inflation adjustments and interest. However, since the Company had accumulated carryforward tax losses of approximately $111 million as of December 31, 2018 (see section d. below), it did not benefit from such tax benefits and does not expect to benefit from such tax benefits in the foreseeable future. Once the Company utilizes all of its accumulated tax losses, it expects to derive tax benefits in Israel relating to its Benefited Enterprise and Preferred Enterprise programs for which it is eligible.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A company having an Approved or Benefited Enterprise, like the Company, that distributes a dividend from income that was tax exempt, will be required in the tax year of the dividend distribution to pay corporate tax on the amount of the dividend distributed (including the company tax required as a result of the distribution) at the corporate tax rate that would have been applicable to it in the year the income was generated if it had not been exempt from tax.
c.
Taxation of Non-Israeli subsidiaries

Subsidiaries incorporated outside of Israel are assessed for tax under the tax in their countries of residence. The primary tax rates applicable to the non-Israeli subsidiaries in the Group are:
U.S. — federal tax rate of 35% during 2016 and 2017, and 21% during 2018 and thereafter. The reduction did not have a material impact on the tax expenses of the U.S. subsidiary in the years ended December 31, 2018 and 2017; The Netherlands — tax rate of 20% during 2017 (the year in which the Netherlands subsidiary of the Company was formed) and 2018; Japan — tax rate of 23.4% during 2016 and 2017 and 23.2% during 2018.
Tax expenses in the statements of operations mainly refer to operations of the subsidiaries in the U.S., the Netherlands and Japan. The Company does not pay taxes in Israel, as it has tax losses carryforward to future years. No deferred tax asset was recognized in respect of those carryforward tax losses, in the absence of expected utilization thereof in the foreseeable future.
The Company did not include a calculation of the theoretical tax due to the fact that the total tax expenses in the statements of operations are not material.
d.
Carryforward tax losses

The Company has carryforward tax losses (including carryforward research and development expenses) as of December 31, 2018, amounting to $111 million.
e.
Tax assessment

The Company has not received final tax assessments since its incorporation. The Company has self-assessments deemed to be final through the 2013 tax year.
NOTE 14 — EQUITY
a.
Ordinary shares and additional paid-in capital

	Year Ended December 31,
	2018	2017	2016
	Number of shares in thousands
Issued and outstanding share capital (ordinary shares):
Outstanding shares at the beginning of the year	264,495	262,917	259,581
Shares issued in private placements during the year	22,014	—	2,976
Shares issued in exercise of stock options during the year	1,107	1,578	360
Outstanding at the end of the year	287,616	264,495	262,917
Authorized	750,000	750,000	750,000
The rights of the ordinary shares include voting rights at the general meeting of shareholders, the rights to receive dividends and rights to participate in the distribution of the surplus assets of the Company in the event of liquidation.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.
2018 Private Placement

On March 22, 2018, the Company entered into separate securities purchase agreements with Viola Growth II A.V. LP, Viola Growth II (A) LP and Viola Growth II (B) LP (collectively, “Viola”), the Company’s largest shareholder; Medtronic International Technology, Inc. (“Medtronic”), a then major shareholder of the Company; Dr. Giora Yaron (through a company wholly owned by him), the Company’s Chairman of the Board of Directors and a major shareholder, and various funds affiliated with three Israeli institutional investors, Yelin Lapidot Mutual Funds Management Ltd., a major shareholder; Meitav Dash Investments Ltd., and The Phoenix Holdings Ltd. On May 27, 2018, following approval by the Company’s shareholders of the private placement contemplated by these securities purchase agreements, the Company completed the transaction and issued to the investors a total of 22,013,893 ordinary shares (representing as of such date approximately 7.7% of the Company’s issued and outstanding shares on a post-issuance basis) at a purchase price of NIS 0.947 per share (equivalent to $0.27 as of May 7, 2018 ) (reflecting a 7% discount on the average share price during the 15 consecutive trading days preceding March 15, 2018 (inclusive), the date of publication of the Company’s 2017 financial statements), resulting in aggregate proceeds (before expenses) of NIS 20.8 million (equivalent to approximately $6.0 million). Out of the total NIS 20.8 million investment, Viola, Medtronic and Dr. Giora Yaron, invested NIS 5.2 million, NIS 2.4 million and NIS 2.1 million, respectively. Since then Medtronic transferred the shares issued to it to MS Pace LP, a limited partnership.
c.
Investment agreement with Viola and the rights offering to the Company’s shareholders

On August 26, 2015, the Company entered into a share purchase agreement with Viola. On November 5, 2015 (and, as a second stage of the transaction, on February 1, 2016), following approval by the Company’s shareholders of the transactions contemplated by the share purchase agreement with Viola (the “Viola Transaction”), the Company issued to Viola, in the aggregate for these two closings, 66,876,907 ordinary shares at a purchase price of NIS 1.449 per share (equivalent to $0.38), resulting in aggregate proceeds (before expenses) of NIS 96.9 million (equivalent to approximately $25.2 million). In addition, the Company issued to Viola warrants exercisable into up to 33,438,454 ordinary shares (the “Viola Warrants”) for no additional consideration. The Viola Warrants are not listed for trading.
The Viola Warrants are exercisable at an exercise price of  (i) for the first 21 months following their issuance, NIS 1.642 per share (equivalent to $0.44 as of December 31, 2018); and (ii) for the remainder of their term, NIS 1.745 per share (equivalent to $0.47 as of December 31, 2018), in each case, subject to adjustments.
The Viola Warrants expire on the earlier of: (i) the passage of 42 months following their issuance (i.e., on May 4, 2019); (ii) in the event of a public offering with a pre-money valuation of the Company of at least at $250 million; or (iii) in the event of a merger or sale of the Company which reflects a company value of at least $250 million and the result of which will be that the shareholders in the Company before said event will hold less than the majority of voting rights in the surviving company.
In December 2015, as part of a rights offering to its shareholders (other than Viola), the Company issued 12,876,303 ordinary shares at a price of NIS 1.449 per share (equivalent to $0.37), resulting in aggregate proceeds (before expenses) of NIS 18.7 million (equivalent to approximately $4.7 million). In addition, the Company issued to the subscribing shareholders warrants exercisable into up to 6,438,152 ordinary shares (“Warrants (Series 4)”) for no additional consideration. The Warrants (Series 4) were listed on the TASE.
Each Warrant (Series 4) is exercisable at an exercise price of  (i) for the first 21 months following their issuance, NIS 1.642 per share (equivalent to $0.44 as of December 31, 2018) and (ii) for the remainder of their term, NIS 1.745 per share (equivalent to $0.47 as of December 31, 2018), in each case, subject to adjustments.
The net considerations of the issuance of shares and warrants as part of the Viola Transaction and the rights offering were attributed first to the liability component (warrants) and the remaining amount was

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

attributed to the equity component (shares). The issuance costs, in both transactions, are attributed to the shares, the Viola Warrants and the Warrants (Series 4) according to the consideration attributed to each of the components. The issuance costs were deducted from the consideration attributed to the shares. The issuance costs attributed to the Viola Warrants and the Warrants (Series 4) were immediately credited to the statements of operations as financial expenses.
NOTE 15 — SHARE-BASED PAYMENTS
a.
Description of share-based payment arrangements and grants:

1)
Performance-based options

Unvested performance-based options as of December 31, 2015 were cancelled and replaced on January 21, 2016 with new grants of options and restricted share units (“RSUs”) that are either contingent upon the continued employment only or are also contingent on meeting performance criteria, as detailed in (2) below.
2)
Options and RSUs with service conditions and market conditions

On January 21, 2016, the Company’s Board of Directors approved a new share-based plan for options and RSUs for key employees that will vest on January 21, 2020 (or earlier in case of an acceleration event), if the share price is at least NIS 2.13 (equivalent to $0.57 as of December 31, 2018) (the “First Trigger Price”), at which time 50% of the RSUs will vest and if the share price is NIS 4.24 (equivalent to $1.13 as of December 31, 2018), 100% will vest. In the range between these two share prices, a relative quantity will vest. An acceleration event is defined as an event in which all the issued and outstanding share capital of the Company (including by way of a merger in which the Company’s shareholders prior to the merger will hold less than 10% of the issued and outstanding share capital and voting rights in the company surviving the merger) is sold for consideration reflecting a price per share that is not lower than NIS 2.13 (equivalent to $0.57 as of December 31, 2018). The above vesting is also contingent upon continued employment.
On March 14, 2018, the Company’s Board of Directors approved a change of the First Trigger Price from NIS 2.13 (equivalent to $0.57 as of December 31, 2018) to NIS 1.70 (equivalent to $0.45 as of December 31, 2018) and a change of the January 21, 2020 vesting date to December 20, 2020. On May 23, 2018 the Company’s shareholders approved such changes with respect to the portion of such options and RSUs granted to the Company’s President and Chief Executive Officer (the “CEO”).
Such change triggered a new measurement of the fair value of the options and the RSUs. The fair value of the above changes was $239 thousand. The assessment has been executed using a Monte-Carlo Simulation.
3)
Options to key employees, employees and directors with only service condition

On January 21, 2016, the Company’s Board of Directors, as part of the share-based plan described in (2) above, also approved a grant of options that will vest as followed: 25% will vest and become exercisable one year following the date of grant and the remaining 75% will vest and become exercisable in 12 equal quarterly portions, beginning on the first anniversary of the date of grant.
Grants to other employees not participating in the key employees share-based plan, usually vest over four years, as follows: 2/3 will vest and be exercisable two years following the date of grant, and the remaining 1/3 will vest and become exercisable in four equal quarterly portions, at the end of each calendar quarter commencing on the second anniversary of the date of grant.
Options granted to directors during the years ended December 31, 2016, 2017 and 2018, were usually divided into three tranches, each equal to 33% of the amount of options granted. The allotment and the vesting period for the first tranche began on the date of grant; the allotment and the vesting period for

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the second tranche will begin on first anniversary of the date of grant; and the allotment and the vesting period for the third tranche will begin on the third anniversary of the date grant. Each tranche vests in four equal portions annually over four years. The exercise price for each tranche is set on the date of allotment and is based on the average market price of the ordinary share prior to such allotment date plus 10%. The grants to directors were measured on the grant date for all three tranches using the binomial model. The option data in d. below include only options already allotted.
4)
Grants of options and RSUs under the January 2016 plan

Grants in the reported years
In March 2016, the Company granted to (i) the CEO options exercisable into 3,620,834 ordinary shares in lieu of all the options granted in the past that have not yet vested, and (ii) 16 other employees options exercisable into 3,755,847 ordinary shares in lieu of all the options granted in the past that have not yet vested. In addition, the terms of options exercisable into 741,314 ordinary shares granted in the years ended December 31, 2014 and 2015 to other employees were modified, such that the performance conditions of their exercise were cancelled and their vesting period has been extended. The said replacement was handled as a change in the conditions in accordance with IFRS 2, Share-based Payment. The incremental value measured at the date of replacement was not significant. In addition, in March 2016, the Company granted to employees, officers and directors 15,270,957 options and 3,465,761 RSUs.
In May 2016, the Company granted 1,759,999 options to directors.
In September 2016, the Company granted to employees 1,114,129 options and 72,545 RSUs.
In February 2017, the Company granted 711,000 options to 15 employees.
In May 2017, the Company granted 440,000 options to directors and 100,000 options were granted to a consultant.
In September 2017, the Company granted 2,281,218 options and 362,858 RSUs to 11 employees. In addition, 100,000 options were granted to a consultant.
In March 2018, the Company granted 1,802,512 options and 229,534 RSUs to 20 employees and officers. In addition, 263,681 options and 49,032 RSUs were granted to a consultant.
In August 2018, the Company granted 530,137 options and 17,160 RSUs to12 employees.
Grants subsequent to December 31, 2018
On January 30, 2019, the Company’s Board of Directors approved the grant of  (i) options exercisable into 1,968,954 ordinary shares at exercise price ranging between NIS 1.30 and NIS 1.43 (equivalent to between $0.35 and $ 0.39 as of January 30, 2019) per share, which expire between 2024 and 2026; and (ii) 339,495 performance-based RSUs, to employees of the Company and its U.S. subsidiary. All said RSUs are without an exercise price.
b.
Measurement of fair value of share-based payments

The fair value of the options with service conditions granted to employees, directors and consultants is measured according to the Black-Scholes valuation model. The fair value of options and RSUs granted to officers and key employees where vesting is made on the basis of the increase in the Company’s share price and is measured by implementing the Monte Carlo Simulation. The options granted to directors but which have not yet been allocated, nor set an exercise price, were priced using the binomial model.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Following are the parameters used to measure the fair value on the date of grant of share-based awards during the year ended December 31, 2018:
	Options with service conditions only	Options with service conditions and market conditions	RSUs
The number of shares arising from the exercise of the options (in thousands)	1,313	1,283	296
The parameters included when calculating fair value:
The share price (at the grant date) (in NIS)	1.10 – 1.25	1.10 – 1.25	1.10 – 1.25
The exercise price (in NIS)	1.12 – 1.29	1.02 – 1.17	0.00 – 0.30
Expected volatility (weighted average)	55% – 58%	55% – 56%	55% – 56%
Expected lifetime (weighted average)	3.5 – 4.0 years	4.7 – 5.7 years	N/A
Risk-free interest rate	0.91% – 1.13%	1.27% – 1.46%	N/A
Expected dividend rate	0%	0%	0%
The expected volatility was determined based on the historical volatility of the share price. The expected lifetime of the options is determined in accordance with management’s estimation of the duration of the employees’ holdings of such awards, given their position in the Company and the Company’s past experience with respect to employee attrition. The risk-free interest rate is based on interest rates of Israeli government bonds denominated in NIS, whose remaining period is equal to the expected lifetime of the options.
c.
Extension of the exercise period of options granted to the CEO and to officers and key employees of the Company and its subsidiaries

On March 21, 2017, the Company’s Board of Directors resolved to extend by five years, till January 20, 2026, the exercise period of a total of 18,890,695 options, consisting of 3,699,208 options with service conditions and 15,191,487 options with service conditions and market conditions, granted to officers and key employees of the Company and its subsidiaries. There was no change in the other terms of the options, including the exercise price and the vesting terms. The new exercise period is in line with the Company’s compensation policy which allows an exercise period of up to ten years. On May 14, 2017 the Company’s shareholders approved such extension with respect to the portion of such options granted to the CEO.
The fair value of the extension of the exercise period of the options was $475 thousand. The assessment of the fair value of change on the service-based options has been executed using Black-Scholes valuation model. The assessment of the fair value of change on the options with service conditions and market conditions has been executed using a Monte-Carlo Simulation. The assumptions used are detailed below:
	Service options	Performance options
Expected volatility	57.6%	57.6%
Average lifetime (in years)	4.8 – 5.9	8.8
Risk free interest rate	0.91% – 1.36%	2.0%
Expected dividends rate	0%	0%

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.
Reconciliation of outstanding options and RSUs

The number of options and RSUs and the weighted average exercise price for every option or RSU:
	Year Ended December 31,
	2018		2017		2016
	Number of awards	Range of exercise price (NIS)	Number of Awards	Range of exercise price (NIS)	Number of awards	Range of exercise price (NIS)
Outstanding at beginning of year	35,892,484	0.00 – 2.50	40,178,148	0.00 – 2.50	24,316,648	0.10 – 2.50
Granted during the year	3,312,056	0.00 – 1.29	4,105,076	0.00 – 1.68	28,180,067	0.00 – 1.55
Forfeited and expired during the year	(2,305,527)	—	(6,825,690)	—	(11,962,761)	—
Exercised during the year	(1,096,800)	023 – 0.51	(1,565,050)	0.23	(355,806)	0.10 – 0.48
Outstanding at end of year	*35,802,213	0.00 – 2.50	35,892,484	0.00 – 2.50	40,178,148	0.00 – 2.50
Exercisable at end of year	10,114,392	0.23 – 2.50	9,716,559	0.23 – 2.50	12,319,881	0.23 – 2.50
* Including:
Options with service conditions only	15,661,344
Options with service conditions and market conditions	16,699,449
RSUs	3,441,420
Total	35,802,213
As a result of the grant of options and RSUs, the Company recorded for the years ended December 31, 2018, 2017 and 2016, a non-cash expense of  $1,021 thousand, $1,294 thousand and $1,776 thousand, respectively. The balance of expenditure amounting to $1,090 thousand will be recorded by the Company over the remaining vesting period of the options and RSUs.
The total share-based compensation expenses relating to all of the Company’s share-based awards recognized for the years ended December 31, 2018, 2017 and 2016 were included in items of the consolidated statements of operations, as follows:
	Year Ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
Cost of revenues	$10	$9	$30
Selling and marketing expenses	295	336	429
Research and development expenses	104	87	257
General and administrative expense	612	740	1,060
Financial expenses from notes and loans	—	122	—
	$1,021	$1,294	$1,776
The weighted average share price upon exercise of the options, for options exercised in the year ended December 31, 2018 and 2017 and 2016 was $0.35, $0.35 and $0.34, respectively. The weighted average remaining contractual life of the options outstanding as of December 31, 2018, 2017 and 2016 was 5.74 years, 6.23 years and 4.22 years, respectively.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — REVENUES
The Company operates in one business sector.
The following is a breakdown of revenues according to product groups:
	Year Ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
WatchPAT and other related services	$22,384	$18,105	$15,697
EndoPAT and other related services	1,805	2,596	2,743
	$24,189	$20,701	$18,440
The following is a breakdown of revenues on the basis of geographical regions (based on the geographical location of the customer):
	Year Ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
United States and Canada	$17,582	$14,764	$13,343
Japan	3,374	2,965	2,161
Europe	1,885	1,746	1,542
Asia Pacific (excluding Japan)	849	759	1,017
Israel	281	260	268
Others	218	207	109
	$24,189	$20,701	$18,440
The majority of the Company’s long lived assets are in Israel.
Revenue from major customers
	Year Ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
Customer A	$4,571	$3,622	$3,549
Customer B	3,229	2,621	2,119
Customer C	2,870	2,510	2,096
	$10,670	$8,753	$7,764
NOTE 17 — COST OF REVENUES
	Year Ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
Raw materials, auxiliary materials, subcontractors (including changes in inventories)	$2,538	$1,767	$2,173
Payroll and related expenses (including share-based payment)	1,806	1,956	1,749
Shipping	443	500	386
Depreciation and amortization	255	190	124
Other	684	589	547
	$5,726	$5,002	$4,979

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — FINANCIAL INCOME AND EXPENSES
	Year Ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
Financial income from cash and investments:
In respect of investments in bank deposits and marketable securities*	$93	$1,389	$547
Other financial income	151	202	169
	$244	$1,591	$716
Financial expenses from notes, loans and other:
Convertible notes*	$393	$4,427	$4,610
Short-term bank loan	316	—	—
Short-term shareholders’ loans	85	—	—
Other financial expenses	359	427	185
Exchange rate differences	8	30	(35)
	$1,161	$4,884	$4,760
Gain (loss) on derivative financial instruments:
Gain on revaluation to fair value of the warrants embedded in the convertible notes	$96	2,141	1,567
Gain (loss) on revaluation to fair value of warrants	2,337	1,784	(1,783)
	$2,433	$3,925	$(216)

*
Including the effect of changes in the exchange rate of the NIS against the dollar.

NOTE 19 — LOSS PER SHARE
a.
Basic loss per share

The computation of basic loss per share was based on the net loss attributable to ordinary shares divided by the weighted average number of ordinary shares outstanding, as follows:
	Year Ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
Net loss attributed to the ordinary shares	$(1,729)	$(5,301)	$(14,403)
Weighted average number of ordinary shares
	Year Ended December 31,
	2018	2017	2016
	Number of shares in thousands
Balance at the beginning of the year	264,495	262,917	259,581
The effect of private placement and rights offering	12,908	—	2,716
The effect of exercise of options into shares	262	1,192	245
Weighted average number of ordinary shares used in computation of basic loss per share	277,665	264,109	262,542

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.
Diluted loss per share

The computation of diluted loss per share was based on the net loss attributed to the ordinary shares divided by the weighted average number of ordinary shares outstanding, after adjustment for all potentially dilutive ordinary shares, as follows:
	Year Ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
Net loss used in computation of basic earnings per share	$(1,729)	$(5,301)	$(14,403)
Changes in the fair value of the Viola warrants and Warrants (Series 4), which are classified as a liability	(2,434)	(1,785)	—
Net loss attributed to the ordinary shares (diluted)	$(4,163)	$(7,086)	$(14,403)
Weighted average number of ordinary shares (diluted)
	Year Ended December 31,
	2018	2017	2016
	Number of shares in thousands
Weighted average number of ordinary shares used in computation of basic loss per share	277,665	264,109	262,542
Effect of the exercise of the Viola warrants and Warrants (Series 4)	43,246	39,877	—
Weighted average number of ordinary shares used in computation of diluted loss per share per share	320,911	303,986	262,542
In the calculation of the weighted average number of ordinary shares (diluted) for the year ended December 31, 2018, 3,369,797 shares in respect of convertible notes, 33,438,454 shares in respect of the Viola Warrants, 32,412,199 shares in respect of options and 3,441,420 shares in respect of RSUs granted to employees, directors and consultants were not included, due to their anti-dilutive effect.
In the calculation of the weighted average number of ordinary shares (diluted) for the year ended December 31, 2017, 23,588,582 shares in respect of convertible notes, 32,719,056 shares in respect of options and 3,242,632 shares in respect of RSUs granted to employees, directors and consultants were not included, due to their anti-dilutive effect.
In the calculation of the weighted average number of ordinary shares (diluted) for the year ended December 31, 2016, 40,075,289 shares in respect of convertible notes, 33,438,454 shares in respect of the Viola Warrants, 6,438,152 shares in respect of Warrants (Series 4) and 36,779,259 shares in respect of options and 3,398,889 shares in respect of RSUs granted to employees, directors and consultants were not included, due to their anti-dilutive effect.
NOTE 20 — FINANCIAL INSTRUMENTS
This note provides qualitative information regarding the exposure to each of the following risks, and the Group’s objectives, policy and processes relating to measurement of such risks. Quantitative disclosure is provided throughout these consolidated financial statements.
Credit risk
As of December 31, 2018 and 2017, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. The accounting exposure to credit risk is monitored constantly according to the behavior of payment of the debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. Approximately 44%, 42% and 42%, respectively, of the Group’s revenues in the years ended December 31, 2018, 2017 and 2016, arise from sales to single customers. Other than this, there are no other concentrations of credit risk.
The Group’s revenues are primarily derived from sales to customers in the U.S., Japan and Europe. Management regularly monitors trade receivables and the financial statements include specific provisions for doubtful debt, which properly reflect, in the opinion of management, the inherent loss in debt whose collection is in doubtful.
The Group limits its exposure to credit risk by investing exclusively in bank deposits.
The Group realized its investments in securities at fair value in January and February 2018, close to the date of repayment of the convertible notes. As of December 31, 2017 the investment includes investment in corporate and Israeli government NIS-denominated bonds.
Following is the composition of investments in marketable securities as of December 31, 2017:
U.S. dollars in thousands
Government bonds – NIS linked to the Israeli CPI	$368
Government bonds – NIS	838
Corporate bonds – NIS linked to the Israeli CPI	1,008
Corporate bonds – NIS	777
Current account	182
$3,173
The maximum exposure to credit risk in respect of cash and cash and cash equivalents, trade receivables, other accounts receivable and other investments, as of the report date, by geographic locations was as follows:
	December 31,
	2018	2017
	U.S. dollars in thousands
Israel	$5,378	$9,581
United States and Canada	6,337	5,815
Asia Pacific (including Japan)	936	817
Europe	998	909
Other	194	27
	$13,843	$17,149

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Aging of receivables and impairment and weighted average loss rate:
	Weighted average loss rate	December 31, 2018		December 31, 2017
		Gross amount	Impairment	Gross amount	Impairment
	%	U.S. dollars in thousands		U.S. dollars in thousands
Not in arrears	1.2	$5,464	$64	$4,502	$—
In arrears up to three months	1.2	1,030	12	1,160	—
In arrears up to six months	1.2	221	3	200	35
In arrears up to 12 months	17.5	188	32	71	63
In arrears over 12 months	100.0	159	159	442	442
		$7,062	$270	$6,375	$540
Movements in the allowance for impairment of receivables during the year were as follows:
	Year Ended December 31,
	2018	2017
	U.S. dollars in thousands
Balance at beginning of year	$540	$450
Recognized impairment loss	104	147
Bad debt	(374)	(57)
Balance at end of year	$270	$540
Liquidity risk
The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.
The Group ensures that it has sufficient cash on hand for payment of expected operating expenses, including any amounts required to fulfill financial obligations. In addition to cash flows provided by its operating activities, in order to meet the Company’s overall liquidity needs for operations, servicing debt and funding capital expenditures, the Company relies on cost-cutting and operating improvements to optimize capacity utilization and minimizing loss, as well as borrowing under credit facilities, proceeds of debt and equity offerings,
Below is an analysis of contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2018 and 2017:
	Carrying Amount	Contractual Cash flow	Up to 6 months	6 – 12 months	1 – 2 years	2 – 5 years	Over 5 years
	U.S. dollars in thousands
December 31, 2018
Non-derivative financial liabilities
Short-term bank loans	$5,000	$5,065	$5,065	$—	$—	$—	$—
Trade payables	1,517	1,517	1,517	—	—	—	—
Other long-term liabilities	1,052	1,052	—	—	—	—	1,052
Other accounts payable	2,767	2,767	2,668	99	—	—	—
Total	$10,336	$10,401	$9,250	$99	$—	$—	$1,052

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Carrying Amount	Contractual Cash flow	Up to 6 months	6 – 12 months	1 – 2 years	2 – 5 years	Over 5 years
	U.S. dollars in thousands
December 31, 2017
Non-derivative financial liabilities
Convertible notes, including current maturities and accrued interest	$11,022	$11,473	$11,473	$—	$—	$—	$—
Trade payables	1,262	1,262	1,262	—	—	—	—
Other long-term liabilities	948	948	—	—	—	—	948
Other accounts payable	2,714	2,714	2,536	178	—	—	—
Total	$15,946	$16,397	$15,271	$178	$—	$—	$948

Equity Risk
Changes in the fair value of the Viola Warrants and the Warrants (Series 4) that are denominated in a currency other than the Company’s functional currency affect the statements of operations. However, they do not imply any risk or variability in cash flows, considering that through their exercise, the Company will settle the aforementioned derivatives through issuance of its own shares rather than in cash.
As discussed in Note 8b, the convertible notes were fully repaid in February 2018, and, together with the repayment of the notes, the conversion component expired. As to the remaining derivatives being measured at fair value (the Viola Warrants and the Warrants (Series 4), which will expire in May 2019 and their exercise price is substantially higher that the share price as of December 31, 2018), a hypothetical, instantaneous, increase or decrease of 10% in the market price of the Company’s share price, with all other variables held constant, is expected to have an immaterial impact on the Company’s net loss in 2019.
Foreign Currency risk
The Group is exposed to foreign currency risk with respect to sales, purchases, payroll and services expenses and loans denominated in non-dollar currencies (primarily NIS, but also Euro and Japanese yen) used by the companies in the Group. The currencies in which most expenses are denominated are the dollar, NIS, Euro and Japanese yen.
Most of the Group’s revenues are denominated in its functional currency (the dollar) and some in Euro, whereas the Group’s payroll expenses in Israel are denominated in NIS. Therefore, the Group is exposed to fluctuations in the dollar/NIS and dollar/Euro exchange rates and strives to mitigate currency risk by maintaining liquid investments and cash positions in short-term NIS-denominated deposits, in NIS and in Euro.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s exposure to the Israeli CPI and foreign currency risk is as follows:
		Currency different from dollar
	Dollars	NIS	NIS linked to the Israeli CPI	Euro	Other currencies	Non- monetary items	Total
	U.S. dollars in thousands
December 31, 2018
Assets
Cash and cash equivalents	$4,088	$1,885	$—	$426	$72	$—	$6,471
Trade receivables (including long-term trade receivables)	6,236	229	—	327	—	—	6,792
Accounts receivable	247	32	—	2	—	737	1,018
Inventories	—	—	—	—	—	2,235	2,235
Long-term restricted deposits	109	190	—	—	—	—	299
Long-term prepaid expenses	—	—	—	—	—	66	66
Property and equipment and intangible assets	—	—	—	—	—	1,511	1,511
	10,680	2,336	—	755	72	4,549	18,392
Liabilities
Trade payables	714	798	—	5	—	—	1,517
Employee benefits	—	—	—	—	—	381	381
Provisions	—	—	—	—	—	215	215
Other accounts payable (including accrued expenses)	1,965	761	—	50	—	321	3,097
Sort-term bank loan	5,000	—	—	—	—	—	5,000
Financial derivatives	—	442	—	—	—	—	442
Other long-term accounts payable	947	105	—	—	—	—	1,052
	8,626	2,106	—	55	—	917	11,704
Total exposure in the statements of financial position in respect of financial assets and financial liabilities	$2,054	$230	$—	$700	$72	$3,632	$6,688
December 31, 2017
Assets
Cash and cash equivalents	$2,337	$5,124	$—	$160	$22	$—	$7,643
Marketable securities	—	1,797	1,376	—	—	—	3,173
Trade receivables (including long-term trade receivables)	4,952	194	—	689	—	—	5,835
Accounts receivable	137	45	—	3	—	500	685
Inventories	—	—	—	—	—	2,260	2,260
Long-term restricted deposits	108	205	—	—	—	—	313
Long-term prepaid expenses	—	—	—	—	—	69	69
Property and equipment and intangible assets	—	—	—	—	—	1,299	1,299
	7,534	7,365	1,376	852	22	4,128	21,277
Liabilities
Trade payables	382	833	—	47	—	—	1262
Employee benefits	—	—	—	—	—	533	533
Provisions	—	—	—	—	—	183	183
Other accounts payable (including accrued expenses)	1,877	1,117	—	70	—	339	3,403
Convertible notes	—	10,696	—	—	—	—	10,696
Financial derivatives	—	2,875	—	—	—	—	2,875
Other long-term accounts payable	905	—	43	—	—	—	948
	3,164	15,521	43	117	—	1,055	19,900
Total exposure in the statements of financial position in respect of financial assets and financial liabilities	$4,370	$(8,156)	$1,333	$735	$22	$3,073	$1,377

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Sensitivity analysis
A stronger dollar against the following currencies at the end of each reporting period, and an increase in the Israeli CPI would have increased (decreased) equity and net income/loss by the following amounts (after-tax). The following analysis is based on changes to exchange rates, which the Group believes to be reasonably possible as of the end of the reported year. This analysis assumes all other variables, especially interest rates, remain constant.
	December 31, 2018
	Equity	Profit (loss)
	U.S. dollars in thousands
An increase in the exchange rate of the following currencies against the dollar:
NIS/dollar by 5%	$12	$12
Euro/dollar by 5%	35	35
The weakening of these currencies against the dollar at a similar rate as of December 31, 2018 had a similar effect, albeit in the opposite direction, assuming that all other variables remain constant.
	December 31, 2017
	Equity	Profit (loss)
	U.S. dollars in thousands
An increase in the exchange rate of the following currencies against the dollar:
NIS/dollar by 5%	$(340)	$(340)
Euro/dollar by 5%	37	37
The weakening of these currencies against the dollar at a similar rate as of December 31, 2017 had a similar effect, albeit in the opposite direction, assuming that all other variables remain constant.
Fair value of financial instruments measured at fair value, for disclosure purposes only
The carrying amount of the cash and cash equivalents, trade receivables, other accounts receivable, bank deposits, pledged deposits, trade payables, and other accounts payable and derivatives is identical or approximate to their fair values due to the lifetime of these items.
The fair value of other financial assets and liabilities and their carrying amounts, as presented in the statements of financial position, are as follows:
	December 31, 2018		December 31, 2017
	Carrying amount	Fair value	Carrying amount		Fair value
	U.S. dollars in thousands
Liabilities:
Convertible notes	$—	$—	$	**11,118	$	*11,283
Liability in respect of royalties to the IIA and other government institutions	1,151	490		1,072		430
	$1,151	$490		$12,190		$11,713

*
Including interest payable, but excluding the fair value of the embedded warrants.

**
Quoted market price on the TASE.

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair value hierarchy of financial instruments measured at fair value
The following table shows an analysis of the financial instruments measured at fair value using the valuation method.
	December 31, 2018
	Level 1	Level 3	Total
	U.S. dollars in thousands
Financial instruments – derivative instruments	$—	$442	$442
	December 31, 2017
	Level 1	Level 3	Total
	U.S. dollars in thousands
Financial instruments – marketable securities	$3,173	$—	$3,173
Financial instruments – derivative instruments	—	2,875	2,875
The change from the opening balance to the closing balance of the financial instruments measured at fair value, categorized within Level 3 hierarchy, in the years ended December 31, 2018 and 2017, respectively, was caused by the revaluation to fair value of the derivatives in the amount of $2,433 thousand and $3,925 thousand as described in Note 18.
NOTE 21 — RELATED PARTIES
a.
Compensation

Compensation to key executives includes:
	Year Ended December 31,
	2018		2017		2016
	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount
		U.S. dollars in thousands		U.S. dollars in thousands		U.S. dollars in thousands
Employee compensation	7	$1,835	7	$1,384	6	$1,590
Share-based payment	7	702	7	1,083	6	1,168
		$2,537		$2,467		$2,758
Compensation to directors who are not employed by the Company:
	Year Ended December 31,
	2018		2017		2016
	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount
		U.S. dollars in thousands		U.S. dollars in thousands		U.S. dollars in thousands
Total benefits to directors not employed by the Company	8	$284	9	$306	9	$278

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31,			December 31,
	2018	2017	2016	2018	2017
	Transaction amounts			Carrying amount
	U.S. dollars in thousands			U.S. dollars in thousands
Key executives (including directors) of the Company	$2,821	$2,773	$3,035	$341	$1,147
b.
Capital reserve for transactions with shareholders

Any difference between the nominal value — i.e., the cash amount received — of the loans provided by shareholders, acting in the capacity of shareholders, and their fair value on initial recognition is reflected in equity as a shareholder contribution. Upon an early extinguishment of such debt, any cost incurred as a result of the early extinguishment is reflected in equity as a shareholder distribution.
c.
Insurance and indemnification of key management personnel

The Company’s directors and officers are covered by a directors’ and officers’ liability insurance policy. In addition, the Company has undertaken to enter into indemnification agreements with each of its directors and officers undertaking to indemnify them to the fullest extent permitted by law.
d.
Marketing agreement with a former controlling shareholder in the Company

In 2014, the Company entered into a co-marketing agreement with Medtronic, Inc. (“Medtronic”) (which at the time was a controlling shareholder) that was subsequently amended in 2015. According to the agreement (as amended), Medtronic was granted exclusive rights to co-market, with the Company, the Company’s WatchPAT products within the Company’s Total Sleep Solution framework to electrophysiologists (physicians who specialize in cardiology arrhythmias) in the U.S. Pursuant to this agreement, Medtronic markets WatchPAT as part of a comprehensive solution offered by Medtronic to physicians. The agreement is currently renewable automatically for 30 day-periods, unless earlier terminated by either party upon 14 days prior notice.
In the years ended on December 31, 2018, 2017 and 2016, the Company recognized revenues from sales to customers (third parties) under this agreement in the amount of approximately $207 thousand, $307 thousand and $177 thousand, respectively. The total sales commissions to Medtronic in these years under this agreement totaled approximately $41 thousand, $61 thousand and $35 thousand, respectively.
NOTE 22 — SUBSEQUENT EVENTS:
a.
2019 Private Placement

On January 16, 2019 and January 28, 2019, the Company entered into separate securities purchase agreements with several U.S. and Israeli accredited investors.
Under the securities purchase agreements, the Company undertook to issue to the investors, upon and subject to the closing:, (i) a total of 1,170,707 ADSs, at a price per ADS of  $9.55, to the investors (other than the Israeli investor) (the “U.S. Tranche”); and (ii) a total of 10,944,185 ordinary shares to the Israeli investor, at a price per ordinary share of NIS 1.1693 (equivalent to $0.32 as of February 3, 2019) (the “Israeli Tranche”), or, in the aggregate, the Company undertook to issue to the investors a total of 46,115,395 ordinary shares (including ordinary shares underlying the ADSs) representing, as of January 28, 2019, approximately 13.8% of the Company’s issued and outstanding shares on a post-issuance basis, resulting in aggregate proceeds (before expenses) of approximately $14.7 million.
The closing of the transaction was subject to listing and other customary conditions, including (i) with respect to the U.S. Tranche, that (a) this registration statement will become effective and (b) the ADSs are eligible for, and have commenced, trading on the Nasdaq Capital Market; and (ii) with respect to the

ITAMAR MEDICAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Israeli Tranche, receipt of listing approval by the TASE. On February 3, 2019, the Company completed the private placement of the Israeli Tranche and issued to the Israeli investor, 10,994,185 ordinary shares, and on March 6, 2019, the Company completed the private placement of the U.S. Tranche and issued to the investors under the U.S, Tranche a total of 1,170,707 ADSs.
Pursuant to the securities purchase agreements, the Company agreed, subject to customary exceptions, not to raise additional funds or issue equity securities until the earlier of 180 days following the closing or an initial public offering of its ADSs. In addition, the Company’s directors and executive offices have entered into customary lockup agreements, whereby each of them agreed not to sell their ordinary shares from January 16, 2019 until the earlier of  (i) 180 days following the closing of the U.S. Tranche, (ii) the termination of the securities purchase agreement, or (iii) ten (10) months following the signing (November 15, 2019).
The ordinary shares and ADSs issued to the investors are subject to resale restrictions under applicable U.S. and Israeli securities laws. None of the investors were granted registration rights under the securities purchase agreements. The securities purchase agreements contain other customary terms and conditions, including customary representations and warranties of the parties which survive the completion of the transaction until the date on which the investors no longer hold any of the ADSs or shares, as applicable.
b.
Grant of stock options and RSUs

See Note 15a(4).
c.
Amendment of the bank line of credit

See Note 8a.

ITAMAR MEDICAL LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)
	September 30, 2019	December 31, 2018*
	U.S. dollars in thousands
Assets
Current assets
Cash and cash equivalents	$8,426	$6,471
Short-term bank deposits	9,000	—
Trade receivables	6,157	6,549
Other receivables	1,246	1,018
Inventories	3,045	2,235
Total current assets	27,874	16,273
Non-current assets
Long-term restricted deposits and prepaid expenses	470	365
Long-term trade receivables	114	243
Property and equipment	1,408	1,213
Right-of-use assets	2,306	—
Intangible assets	377	298
Total non-current assets	4,675	2,119
Total assets	$32,549	$18,392
Liabilities
Current liabilities
Trade payables	$2,215	$1,517
Short-term employee benefits	316	222
Current maturities of lease liabilities	783	—
Short-term bank loan	5,000	5,000
Provisions	232	215
Accrued expenses	1,344	1,034
Other accounts payable	2,427	2,063
Total current liabilities	12,317	10,051
Non-current liabilities
Lease liabilities	1,649	—
Derivative instruments	—	442
Long-term employee benefits	167	159
Other long-term liabilities	1,120	1,052
Total non-current liabilities	2,936	1,653
Total liabilities	15,253	11,704
Equity
Ordinary share capital	874	748
Additional paid-in capital	125,351	111,486
Accumulated deficit	(108,929)	(105,546)
Total equity	17,296	6,688
Total liabilities and equity	$32,549	$18,392

*
See Note 2c regarding initial application of IFRS 16, Leases. According to the transitional method that was chosen, comparative data was not restated.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ITAMAR MEDICAL LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
(UNAUDITED)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018*	2019	2018*
	U.S. dollars in thousands (except per share data)
Revenues	$8,084	$6,061	$21,493	$17,607
Cost of revenues	1,840	1,559	4,869	4,239
Gross profit	6,244	4,502	16,624	13,368
Operating expenses:
Selling and marketing expenses	4,717	3,164	12,985	9,242
Research and development expenses	1,095	905	3,165	2,761
General and administrative expenses	1,411	1,208	4,491	3,932
Total operating expenses	7,223	5,277	20,641	15,935
Operating loss	(979)	(775)	(4,017)	(2,567)
Financial income from cash, bank deposits and investments	143	55	336	237
Financial expenses from leases, notes and loans	(299)	(200)	(895)	(961)
Gain (loss) from derivative instruments, net	—	(224)	442	1,886
Financial income (expenses), net	(156)	(369)	(117)	1,162
Loss before taxes on income	(1,135)	(1,144)	(4,134)	(1,405)
Taxes on Income	(12)	(59)	(135)	(110)
Net loss	$(1,147)	$(1,203)	$(4,269)	$(1,515)
Loss per share (in U.S. dollars):
Basic	$(0.00)	$(0.00)	$(0.01)	$(0.01)
Diluted	$(0.00)	$(0.00)	$(0.01)	$(0.01)

*
See Note 2c regarding initial application of IFRS 16, Leases. According to the transitional method that was chosen, comparative data was not restated.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ITAMAR MEDICAL LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018*	2019	2018*
	U.S. dollars in thousands
Net loss	$(1,147)	$(1,203)	$(4,269)	$(1,515)
Other comprehensive loss items that after initial recognition in comprehensive loss, were or will be carried to the statement of operations:
Net change in fair value of marketable securities available-for-sale, net of tax	—	—	—	(113)
Total other comprehensive loss items that after initial recognition in comprehensive loss, were or will be carried to the statement of operations, net of tax	—	—	—	(113)
Other total comprehensive loss	—	—	—	(113)
Total comprehensive loss	$(1,147)	$(1,203)	$(4,269)	$(1,628)

*
See Note 2c regarding initial application of IFRS 16, Leases. According to the transitional method that was chosen, comparative data was not restated.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ITAMAR MEDICAL LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)
	Ordinary share capital	Additional paid-in capital	Capital reserve in respect of securities available- for-sale	Accumulated deficit	Total
	U.S. dollars in thousands
For the nine months ended September 30, 2019
Balance as of January 1, 2019	$748	$111,486	$—	$(105,546)	$6,688
Total comprehensive loss:
Net loss – total comprehensive loss	—	—	—	(4,269)	(4,269)
Transactions carried directly to equity:
Issuance of shares due to the exercise of stock options	1	24	—	—	25
Issuance of shares in a private offering, net of share issuance costs of $716 thousand	125	13,841	—	—	13,966
Share-based payment	—	—	—	886	886
Balance as of September 30, 2019	$874	$125,351	$—	$(108,929)	$17,296
For the nine months ended September 30, 2018
Balance as of January 1, 2018	$683	$105,585	$113	$(105,004)	$1,377
Total comprehensive loss:
Net loss	—	—	—	(1,515)	(1,515)
Other comprehensive loss, net of tax	—	—	(113)	—	(113)
Total comprehensive loss	—	—	(113)	(1,515)	(1,628)
Transactions carried directly to equity:
Issuance of shares due to the exercise of stock options	1	24	—	—	25
Issuance of shares in a private offering, net of share issuance costs of $143 thousand	62	5,739	—	—	5,801
Share-based payment	—	—	—	766	766
Capital reserve from transactions with shareholders	—	85	—	—	85
Balance as of September 30, 2018	$746	$111,433	$—	$(105,753)	$6,426
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ITAMAR MEDICAL LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED)
	Nine Months Ended September 30,
	2019	2018*
	U.S. dollars in thousands
Cash flows from operating activities
Net loss	$(4,269)	$(1,515)
Adjustments for:
Depreciation and amortization	1,059	351
Share-based payment	886	766
Change in provision for doubtful and bad debt	192	134
Net financial cost	169	698
Gain from revaluation of derivatives	(442)	(1,886)
Decrease in trade receivables	329	151
Increase in other accounts receivable	(249)	(279)
Increase in inventories	(1,153)	(272)
Increase (decrease) in trade payables	724	(231)
Increase (decrease) in other accounts payable and accrued expenses	584	**(340)
Increase in employee benefits	102	80
Increase in provisions	17	10
Income tax expenses	135	**110
Taxes paid during the period	(44)	**(85)
Net interest paid during the period	(197)	(710)
Net cash used in operating activities	(2,157)	(3,018)
Cash flows from investing activities
Investment in short-term bank deposits	(9,000)	—
Increase in restricted long-term deposits	(68)	—
Sale of marketable securities	—	3,109
Purchase of property and equipment, intangible assets and capitalization of development expenses	(406)	(153)
Net cash provided by (used in) investing activities	(9,474)	2,956
Cash flows from financing activities
Proceeds from issuance of shares, net of share issuance costs	13,966	5,209
Short-term bank credit	—	5,000
Principle element of lease payments	(583)	—
Repayment of convertible notes	—	(9,939)
Repayment of shareholders’ loans	—	(435)
Issuance of shares due to the exercise of stock options	25	25
Net cash provided by (used in) financing activities	13,408	(140)
Increase (decrease) in cash and cash equivalents	1,777	(202)
Cash and cash equivalents at beginning of period	6,471	7,643
Effect of exchange rate fluctuations on balances of cash and cash equivalents	178	21
Cash and cash equivalents at end of period	$8,426	$7,462

*
See Note 2c regarding initial application of IFRS 16, Leases. According to the transitional method that was chosen, comparative data was not restated.

**
Reclassified.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ITAMAR MEDICAL LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 1 — GENERAL
a.
Reporting entity

Itamar Medical Ltd. (the “Company”) is a company incorporated in Israel, with registered office at 9 Halamish Street, North Industrial Zone, Caesarea, Israel. The condensed consolidated interim financial statements of the Company and its subsidiaries as of September 30, 2019 and 2018 and for each of the three and nine-month periods ended September 30, 2019 and 2018 comprise the Company and its subsidiaries (together referred to as the “Group”). The Company is a medical technology company focused on the development and commercialization of non-invasive medical devices to aid in the diagnosis of respiratory sleep disorders. The Company commercialize a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the cardiology market. The Company offers a Total Sleep Solution, or TSS, to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The ordinary shares, par value of New Israeli Shekel (“NIS”) 0.01 per share, of the Company are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”). On February 27, 2019, the Company’s American Depositary Shares (“ADSs”), each of which represents 30 ordinary shares of the Company, represented by American Depositary Receipts (“ADRs”), were registered for trade on the Nasdaq Capital Market.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
a.
International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Accordingly, they do not contain all the information required in full annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial Statements as of December 31, 2018 and for the year then ended (the “2018 Annual Financial Statements”).
These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on January 1, 2020.
b.
Use of estimates, assumptions and judgments

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements as well as affect the reported amounts of revenues and expenses during the period. These estimates and assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates and assumptions. The items subject to significant estimates and assumptions by management include share-based compensation; the measurement of financial instruments at fair value, the fair value of the embedded warrant component of convertible notes, the fair value of warrants where there is no active market.
c.
New standards and interpretations adopted in the reported period

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its 2018 Annual Financial Statements, except for the following new standard, that the Group adopted commencing from January 1, 2019:

ITAMAR MEDICAL LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

IFRS 16, Leases (“IFRS 16”)
As of January 1, 2019 (the date of initial application), the Group implements IFRS 16, which replaced IAS 17, Leases.
The main effect of the application of IFRS 16 is expressed by eliminating the existing requirement for lessors to classify the lease as an off-balance sheet or as a financing, and to present a uniform model for lessees for accounting treatment in all leases in a similar manner to treatment of leasing in accordance with IAS 17. Through the date of initial application of IFRS 16, the Group has classified most of the leases in which it leases as operating leases, as it has not materially borne all the risks and returns from the assets.
In accordance with IFRS16, for agreements in which the Group is the lessee, the Group recognizes the right of use and liability for a lease at the beginning of the lease for all leases in which the Group has the right to control the use of identified assets for a specified period of time, with the exception specified in IFRS 16. Accordingly, the Group recognizes depreciation and amortization expenses for a right-of-use asset, examines the need for impairment in respect of a right-of use asset in accordance with IAS 36, Impairment of Assets, and recognizes financial expenses for a lease obligation. Therefore, from the date of initial application of IFRS 16, the rental payments relating to leased assets under operating leases, which were presented in operating expenses in the statement of operations, are recognized as assets and the depreciation expenses related to those assets are presented as depreciation expenses.
The Group elected to implement IFRS16 in the cumulative effect approach, while adjusting the retained earnings as of January 1, 2019 and without restating comparative figures. For all leases, the Group has chosen to implement the transition provisions in the manner in which it initially recognized the lease liability according to the present value of the balance of future lease payments discounted at its incremental interest rate at that date calculated in accordance with the duration of the balance of the lease period from the date of initial application and at the same time recognizing the right-of-use asset for the same amount as the lease liability adjusted for prepaid or accrued lease payments that were recognized as an asset or liability prior to the date of initial application, and as a result, the application of IFRS 16 had no effect on the Group’s equity at the date of initial application.
The Group elected to adopt the following expedients:
(1)
A single discount rate will be used for lease contracts having similar characteristics in a reasonable manner;

(2)
Applying the practical expedient regarding the recognition and measurement of leases where the underlying asset has a low value;

(3)
Applying the practical expedient regarding the recognition and measurement of short-term leases, for both leases that end within 12 months from the date of initial application and leases for a period of up to 12 months from the date of their inception for all groups of underlying assets to which the right-of-use relates; and

(4)
To exclude initial direct costs from the measurement of the right-of-use asset at the date of initial application.

As a result of the application of IFRS 16, in respect of operating leases under IAS 17, the Group recognized the right-of-use assets and lease liabilities for leases as of January 1, 2019 in the amount of approximately $1,148 thousand. The effect of the implementation of IFRS 16 on the Group’s results is immaterial. The range of nominal discount rates used for measuring lease liabilities ranges from 8.5% — 11.5% in respect of NIS-denominated leases to 5.3% in respect of dollar-denominated leases. This range is affected by differences in the length of the lease period, differences in the various asset groups, and a change between the discount rates of the Group companies and the like.

ITAMAR MEDICAL LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

The impact of IFRS 16 implementation for the reported period
As a result of the implementation of IFRS 16, in connection with leases classified as operating leases under IAS 17, the Group recognized the right-of-use assets and lease liabilities as of September 30, 2019 in the amount of  $2,306 thousand and $2,432 thousand, respectively.
In addition, instead of recognition of rental expenses relating to such leases for the three and nine months ended September 30, 2019, the Group recognized additional depreciation expenses of  $218 thousand and $610 thousand, respectively and additional financial expenses of  $77 thousand and $199 thousand, respectively.
The following are the main changes in the accounting policies following the application of IFRS 16 as from January 1, 2019:
(1) Determine if a settlement contains a lease
At inception of a lease contract, the Group assesses whether the arrangement is, or contains, a lease, examining whether the arrangement transfers a right to control the use of an identified asset for a period of time in exchange for payment. When assessing whether an arrangement transfers the right to control the use of an identified asset, the Group examines whether, over the lease term, it has the following two rights:
(a)
the right to effectively obtain all the economic benefits from using the identified asset; and

(b)
the right to direct the use of the identified asset.

For lease contracts that include non-lease components, such as services or maintenance, related to a lease component, the Group has chosen to treat the contract as one lease component without separating the components.
(2) Leased assets and lease liabilities
Contracts that give the Group control over the use of the leased asset over a period of time for consideration, are treated as leases. At the initial recognition, the Group recognizes a liability at the present value of the lease payments (these payments do not include certain variable lease payments), and at the same time the Group recognizes the right to use in the amount of the lease liability, adjusted for prepaid or accrued lease payments, plus any direct costs incurred in respect of the lease.
Because the interest rate implicit in the lease cannot be readily determinable, the Group uses the lessee’s incremental borrowing rate.
After the initial recognition, the asset is treated as a right-of-use asset applying the cost model, and is depreciated over the term of the lease, or the useful life of the asset, whichever is earlier.
The Group elected to implement the practical easing for short-term and for leases for which the underlying asset is of low value, and recognizes the lease payments associated with those leases are recognized in the statement of operations using the straight-line basis over the lease term, without recognition of an asset and/or liability in the statement of financial position.
(3) The lease term
The lease term is determined as the period as the non-cancellable period, together with periods covered by an option to extend or cancel the lease if the lessee is reasonably certain to exercise or not to exercise that option, respectively.

ITAMAR MEDICAL LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(4) variable lease payments
Variable lease payments that depend on an index or rate are initially measured using the existing index or rate as of the commencement date of the lease and are included in the measurement of the lease liability. When there is a change in the cash flow of future lease payments resulting from the change in the index or rate, the balance of the liability is updated against the right-of-use asset.
Other variable lease payments not included in the measurement of the lease liability are recognized in the statement of operations at the date the terms for such payments are met.
(5) Depreciation of right-of-use asset
Subsequent to the date of the lease, a right-of-use asset is measured using the cost method, less accumulated depreciation and less accumulated impaired losses and adjusted for remeasurement of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease term, whichever is earlier.
NOTE 3 — FINANCIAL INSTRUMENTS
Financial instruments that are measured at fair value for disclosure purposes only
As of September 30, 2019, the carrying amount of the cash and cash equivalents, trade receivables, other accounts receivable, bank deposits, pledged deposits, trade payables, and other accounts payable and derivatives is identical or approximate to their fair values due to the short lifetime of these items.
NOTE 4 — SHARE-BASED PAYMENTS
On January 30, 2019, the Company’s Board of Directors approved a grant of a total of 1,968,954 options and 339,495 restricted share units (“RSUs”) to four grantees.
On May 20, 2019, the Company’s Board of Directors approved a grant of a total of 4,712,779 options and 610,829 RSUs to 41 grantees.
On May 20,2019, the Company’s Board of Directors resolved to allow nine grantees to be granted new 5,076,583 performance options and 1,039,314 performance RSUs in lieu of 5,076,583 performance options and 1,039,314 performance RSUs granted in the past that have not yet vested. The new performance options and RSUs will vest in December 2022 if the price of the Company’s ordinary shares is, at such time, at least NIS 5.32 per share (equivalent to $1.53), or 50% of such options will vest if the price of our ordinary shares is, at such time, at least NIS 2.66 per share (equivalent to $0.76), or if, on the applicable measurement date, the price of the Company’s ordinary shares is between these two vesting-trigger share prices, the percentage of options that will vest will be determined based on linear interpolation. Out of the new options and RSUs a grant of 3,019,864 performance shares and 609,232 performance RSUs to the Company’s President and Chief Executive Officer is subject to shareholders’ approval. All such employee accepted the Company’s proposal and the new options and RSU were granted to all such employees, except for the President and Chief Executive Officer, which is waiting for shareholders’ approval.
On May 29, 2019, the Company’s shareholders approved a grant of a total of 1,210,000 options to seven directors.
On August 13, 2019, the Company’s Board of Directors approved a grant of a total of 4,884,966 options and 31,148 RSUs to 19 grantees.
As to grant subsequent to September 30, 2019, see Note 6.

ITAMAR MEDICAL LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 — REVENUES
The Company operates in one business sector.
The following is a breakdown of revenues according to product groups:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	U.S. dollars in thousands
WatchPAT and other related services	$7,589	$5,731	$19,906	$16,382
EndoPAT and related services	495	330	1,587	1,225
	$8,084	$6,061	$21,493	$17,607
The following is a breakdown of revenues on the basis of geographical regions (based on the geographical location of the customer):
	Three Months Ended September 30,		Three Months Ended September 30,
	2019	2018	2019	2018
	U.S. dollars in thousands
United States and Canada	$5,814	$5,039	$15,461	$13,002
Japan	1,127	235	2,595	2,492
Europe	800	346	2,367	1,147
Asia Pacific (excluding Japan)	139	305	643	621
Israel	83	63	204	225
Others	121	73	223	120
	$8,084	$6,061	$21,493	$17,607
The majority of the Company’s long-lived assets are in Israel.
NOTE 6 — SUBSEQUENT EVENT
On November 25, 2019, the Company’s Board of Directors approved a grant of a total of 825,000 options to 13 grantees.

American Depositary Shares
Representing Ordinary Shares

PROSPECTUS

Piper Sandler
Ladenburg Thalmann
A.G.P.